                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-87206


                                     [LOGO]

                              RESORTS INTERNATIONAL
                             HOTEL AND CASINO, INC.

    OFFER TO EXCHANGE ALL OUTSTANDING 11 1/2% FIRST MORTGAGE NOTES DUE 2009
             ($180,000,000 AGGREGATE PRINCIPAL AMOUNT OUTSTANDING)

                                      FOR

                     11 1/2% FIRST MORTGAGE NOTES DUE 2009
                  REGISTERED UNDER THE SECURITIES ACT OF 1933
         IRREVOCABLY AND UNCONDITIONALLY GUARANTEED ON A SENIOR BASIS

                                      BY

                       RESORTS INTERNATIONAL HOTEL, INC.

                                      AND

                       NEW PIER OPERATING COMPANY, INC.

                            TERMS OF EXCHANGE OFFER

..   Expires 5:00 p.m., Eastern Standard time, July 1, 2002, unless extended

..   Subject to customary conditions which may be waived by us

..   All outstanding notes that are validly tendered and not validly withdrawn will be exchanged

..   You may withdraw tender of your original notes at any time before the expiration of the exchange offer

..   The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes

..   We will not receive any proceeds from the exchange offer

..   The terms of the notes to be issued are substantially similar to the outstanding notes, except for certain transfer restrictions and registration rights relating to the outstanding notes

..   If you fail to tender your original notes, you will continue to hold unregistered securities and it may be difficult for you to transfer them

..   The exchange notes will not be listed on any securities exchange

                               ----------------

 CONSIDER CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE 18 OF THIS PROSPECTUS

                               ----------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES TO BE DISTRIBUTED IN THE EXCHANGE OFFER, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is June 3, 2002.

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                               TABLE OF CONTENTS

                                                                                      PAGE
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
Summary..............................................................................   1
Risk Factors.........................................................................  18
Forward Looking Statements...........................................................  28
Use of Proceeds......................................................................  29
Capitalization.......................................................................  31
Ratio of Earnings to Fixed Charges...................................................  32
Selected Financial Data..............................................................  33
Pro Forma Unaudited Condensed Consolidated Statement of Operations...................  36
Management's Discussion and Analysis of Financial Condition and Results of Operations  40
Business.............................................................................  48
Government Regulation and Other Factors..............................................  60
Management...........................................................................  63
Certain Transactions and Relationships...............................................  72
Security Ownership...................................................................  75
The Exchange Offer...................................................................  78
Description of the Exchange Notes....................................................  89
Material U.S. Federal Income Tax Considerations...................................... 144
Plan of Distribution................................................................. 148
Legal Matters........................................................................ 148
Experts.............................................................................. 148
Change in Independent Auditors....................................................... 149
Where You Can Find Additional Information............................................ 149

                               ----------------

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO PARTICIPATE IN THIS EXCHANGE OFFER. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

      THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT RESORTS INTERNATIONAL HOTEL AND CASINO, INC. AND ITS SUBSIDIARIES THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. WE WILL PROVIDE THESE DOCUMENTS WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON TO: JOSEPH A. D'AMATO, VICE PRESIDENT, RESORTS INTERNATIONAL HOTEL AND CASINO, INC, 1133 BOARDWALK, ATLANTIC CITY, NEW JERSEY 08401, TELEPHONE: (609) 344-6000. IN ORDER TO ENSURE TIMELY DELIVERY OF DOCUMENTS, ANY REQUEST SHOULD BE MADE NO LESS THAN FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION OF THE EXCHANGE OFFER.

                               ----------------

      Each broker-dealer that receives registered notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. A participating broker-dealer may use this prospectus in connection with resales of notes received in exchange for the outstanding notes where those notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the date of this prospectus and ending on the close of business on the day that is 180 days following the date of this prospectus, we will make this prospectus available to any broker-dealer for use in connection with any of those resales. See "Plan of Distribution."

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                                    SUMMARY

      THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. BECAUSE THIS IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING YOUR DECISION TO PARTICIPATE IN THE EXCHANGE OFFER. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "FORWARD LOOKING STATEMENTS" AND "RISK FACTORS" SECTIONS AND OUR CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS. IN THIS PROSPECTUS, UNLESS THE CONTEXT OTHERWISE REQUIRES, "RESORTS INTERNATIONAL HOTEL AND CASINO, INC.," "THE COMPANY," "WE," "US" AND "OUR" REFER TO RESORTS INTERNATIONAL HOTEL AND CASINO, INC. AND OUR SUBSIDIARIES.

                             RESORTS ATLANTIC CITY

      We own and operate Resorts, a casino hotel in Atlantic City, New Jersey. Resorts commenced operations in May 1978 as the first casino hotel in Atlantic City. Resorts is situated on the Boardwalk of Atlantic City adjacent to and adjoined by a crosswalk to the Trump Taj Mahal Casino Resort. We focus on providing a high quality gaming, lodging, dining and entertainment experience to our core customer base of low- to mid-level slot players and mid-level table game players. Our gaming floor is approximately 85,000 square feet and is comprised of approximately 2,570 slot machines and 70 table games. Our hotel facilities are currently comprised of two hotel towers, the recently renovated 15-story Ocean Tower consisting of 479 hotel rooms and suites and the nine-story Atlantic City Tower consisting of 166 hotel rooms.

      Colony Investors IV, L.P., an affiliate of Colony Capital, LLC, acquired Resorts for a total purchase price of $144.8 million in April 2001, referred to herein as the Acquisition. In early 2000, prior to the Acquisition, our new management team joined us. Under our new management and equity sponsorship, we have implemented a number of programs that have generated increases in our Adjusted EBITDA. Our Adjusted EBITDA has improved from $24.3 million for the year ended December 31, 2000 to $30.8 million for the combined year ended December 31, 2001, while our Adjusted EBITDA margin has increased from 9.9% for the year ended December 31, 2000 to 12.7% for the same combined period in 2001. See "Summary Financial Data." We have initiated additional programs over the past year that we believe will lead to further increases in our Adjusted EBITDA.

                                 THE EXPANSION

      In July 2002, we plan to begin the construction process of building a new 27-story hotel tower with approximately 400 hotel rooms and suites on the site of our existing Atlantic City Tower and a corresponding expansion of our gaming floor. The expansion is budgeted to cost approximately $115.5 million, which includes $85.0 million of hard construction costs, $7.2 million of soft construction costs, $14.8 million of other costs (including FF&E and gaming equipment) and $8.5 million for contingencies arising in connection with the construction. At an average of approximately 528 square feet, we believe our newly constructed standard rooms will be significantly larger than the average standard hotel room in Atlantic City. Following the completion of construction, and subject to the approval of the New Jersey Casino Control Commission, or the NJCCC, we plan to have approximately 99,000 square feet of gaming space and approximately 3,140 slot machines. In addition, we plan to relocate and expand our lobby and porte cochere areas creating a central arrival area for guests of both towers. During the construction period, the Ocean Tower and approximately 90% of our gaming floor are expected to remain fully operational. Additionally, the area of our gaming space and the number of our slot machines during construction and upon completion of the new hotel tower is subject to the approval of the NJCCC. We expect the expansion to be completed approximately 24 months from commencement.

      The expansion is a key component in continuing our strategy of growing our core customer base. We believe that there is a significant disparity in the quality of amenities currently offered by our two existing hotel towers which constrains our ability to attract and retain higher-margin, mid-level slot players and mid-level table game players. Rooms in the Ocean Tower, a classic hotel structure constructed in the 1920's and completely renovated in 1999, are competitive with the hotel rooms offered by other facilities in the Atlantic City market. In contrast, the Atlantic City Tower was built in the 1960's as a motel and consequently has smaller corridors, thinner walls and smaller bathrooms than the hotel rooms offered by the other casino hotels in the Atlantic City market. Based on an analysis of the players we track, we believe the Ocean Tower has historically generated a win per occupied room greater than twice that generated by the Atlantic City Tower.

      We believe the opening of our new hotel tower will increase both our gaming revenues and significantly expand our operating margins for the following reasons:

      . We believe that customers tend to play longer and spend more of their budgeted gaming dollars at the casino hotel in which they stay. Correspondingly, we believe that our new hotel rooms and suites will encourage patrons to stay with us, increase their length of play and spend more of their gaming dollars at our casino, contributing to an increased average win per customer.

      . The new hotel rooms will be among the largest in the Atlantic City market, which we believe will allow us to shift our customer mix to the higher-margin, mid- to high-level slot player and the higher end of our core customer base of table game players.

      . We believe our fixed costs will only marginally increase following the expansion. Consequently, we believe we will generate higher margins from our new hotel rooms and suites and additional slot machines.

BUSINESS STRATEGY

      Our business strategy is to:

      CAPITALIZE ON RECENT SUCCESSFUL INITIATIVES. Our senior management team joined us early in 2000 and has since significantly improved the operating performance of Resorts, primarily by marketing value driven programs to our core customer base, implementing cost-cutting initiatives and expanding our casino floor where possible. We are beginning to realize the benefits of these programs and we believe that we will continue to realize these benefits in 2002.

      INCREASE OPERATING LEVERAGE AND EFFICIENCIES. We believe the expansion will improve operating efficiencies by substantially increasing the number of high quality hotel rooms and suites we offer while only marginally increasing our operating expenses. We believe the expansion will allow us to increase the average length of stay of our customers and attract higher-margin, higher-level customers.

      INVEST IN STATE-OF-THE-ART SLOT MACHINES. We are committed to offering our customers the latest themed slot machines and gaming technology. We believe this focus is critical to retaining mid-level slot players, who we believe are more knowledgeable and sophisticated than players in other gaming segments. In connection with the expansion, we plan to add approximately 570 state-of-the-art slot machines to our gaming floor.

      DEVELOP AND EXPAND OUR CORE CUSTOMER BASE. We primarily focus on developing and expanding our mid-level slot customer base, with a secondary focus on our mid- to high-level table game customer base. We continue to refine our bus promotion strategy to target only the most profitable bus markets. We believe that our recent success is the result of marketing initiatives focused on building player loyalty through more efficient use

                                      2

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of player information. We believe the primary means of attracting new players will be our ability to offer high quality hotel rooms and suites.

      FOCUS ON CUSTOMER SERVICE. We continue to emphasize the importance of creating a culture focused on customer service. Each employee is extensively trained in their respective functional area to respond immediately to customer needs. Employee compensation at all levels is performance-based, with customer satisfaction being a key basis of evaluation. We believe this promotes an environment in which all employees feel a sense of commitment to customer service.

ATLANTIC CITY MARKET

      The Atlantic City market has demonstrated continued and steady growth, despite several recessions and the recent proliferation of new gaming jurisdictions, including Delaware and Connecticut. Compound annual growth in total gaming revenue has averaged 3.3% since 1990. Slot play has become increasingly popular with Atlantic City gaming patrons. This trend is evidenced by the 14.3% increase in the number of slot machines in the Atlantic City market since 1996 as compared to the 10.3% decrease in the number of table games. From 1996 to 2001, slot revenues in the Atlantic City market increased from 68.7% of total casino revenues to 72.8% of total casino revenues.

      We believe that the Atlantic City market's overall hotel room and suite inventory is significantly constrained as evidenced by the market's five year average occupancy rate of approximately 90%. At this occupancy rate, there are limited rooms to offer to cash customers and convention-related business. In addition, in 2000, the Atlantic City market had a ratio of gaming revenues to hotel rooms of 377,034:1, while the Las Vegas market (comprised of downtown, the strip and the Boulder strip) had a corresponding ratio of 48,918:1. We believe the lack of available rooms, especially during the summer months and on weekends, has hampered the growth of the Atlantic City market. We believe the Atlantic City market has responded, and will continue to respond, favorably to increased hotel room and suite capacity and that gaming operators that have constructed hotel room and suite additions experienced higher operating margins in the two years following the completion of such additions. We believe that gaming operators who experienced growth in gross operating profits, as a result of hotel room and suite additions, include the Atlantic City Tropicana, Caesars Atlantic City, Hilton and Harrah's Atlantic City. Furthermore, we believe the low amount of additional hotel room and suite capacity developed since 1998 has constrained the growth of the Atlantic City market.

      Significant private and public investment in the Atlantic City market has been made over the past few years, including construction of the $268.0 million Atlantic City Convention Center, renovation of the entrance to the Atlantic City Expressway, the recently completed $330.0 million Atlantic City Tunnel project connecting the Atlantic City Expressway to the Marina District, the construction of a minor league baseball stadium and the refurbishment of the Boardwalk Convention Center Hall into a special events venue. In addition, an enhancement project of North Carolina Avenue has been undertaken that will improve traffic flow in Atlantic City and allow North Carolina Avenue to serve as the primary thoroughfare from the Marina District to the Boardwalk, thereby promoting traffic flow to Resorts' entrance, which is located on North Carolina Avenue. Further, Cordish Co. recently announced a $76.0 million development project of an approximate 300,000 square foot retail and entertainment complex adjacent to the Atlantic City Convention Center.

      Several gaming operators have announced new development or expansion projects which we believe will attract new, higher-margin customers and help to alleviate hotel room and suite inventory constraints. The most significant addition to the Atlantic City market will be the completion by Boyd Gaming Corporation and MGM Grand, Inc. of a resort complex located in the Marina District to be named the "Borgata." We believe the Borgata will attract a younger gaming customer and will increase the size and profitability of the overall market.

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In addition, we believe the Borgata will be Atlantic City's first destination-based resort and will drive additional traffic to the Boardwalk due to the longer estimated length of stay of the Borgata's target customers. In addition to the construction of the Borgata, several Atlantic City properties have announced or are currently undergoing renovations, including the Atlantic City Tropicana, Harrah's Atlantic City, Claridge Casino and Hotel, Sands Casino Hotel and Showboat Casino & Hotel.

MANAGEMENT

      Our casino benefits from a management team with over 65 years of collective executive management experience in the Atlantic City market with nationally known gaming companies. This collective experience includes oversight of all aspects of gaming operations, including executive oversight of slot and table game operations, marketing, hospitality, finance and audit, human resources and management of information systems. Nicholas L. Ribis is a minority owner of Resorts and currently serves as our Vice Chairman. He previously served as President of Trump Hotels and Casino Resorts. Audrey S. Oswell joined Resorts in February 2000 as President and Chief Operating Officer. She previously served as President and Chief Operating Officer of Caesars Atlantic City. Joseph A. D'Amato joined Resorts in August 2000 as Chief Financial Officer and Senior Vice President of Finance. He previously served as Chief Financial Officer and acting Chief Operating Officer of Trump Marina. Additionally, each member of our senior management has successfully completed one or more casino renovations and/or room additions with other casino hotels in the Atlantic City market. We believe this collective experience will allow us to complete the expansion on time, within our construction budget and in a manner that is minimally disruptive to our current operations.

ORGANIZATIONAL CHART

      The diagram below shows our corporate structure.




                                  [FLOW CHART]



--------
(1)RIH owns and operates Resorts.
(2)New Pier owns an approximate 5.5 acre Atlantic Ocean pier site, two acres of which contained the former Steeplechase Pier.

      Colony Investors IV, L.P., an affiliate of Colony Capital, LLC, or Colony Capital, and Nicholas L. Ribis, acquired Resorts International Hotel, Inc., which owns and operates Resorts, through CRH and RIHC for a total purchase price of $144.8 million in April 2001. Colony Capital is a private, international investment firm that focuses primarily on real estate-related assets and operating companies with a strategic dependence on such assets. Colony Capital's five discretionary real estate investment funds represent total assets of over $6.0 billion.

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Colony Capital is led by Thomas J. Barrack, Jr., who was a principal at Robert
M. Bass Group before forming Colony Capital in 1991. Colony Capital has offices in Los Angeles, New York, Kohala Coast in Hawaii, Singapore, Seoul, Tokyo and Paris. In connection with the closing of the offering of the original notes, our parent's existing stockholders purchased $35.0 million of our parent's equity. Our parent subsequently contributed the proceeds of the equity sale to us prior to the closing of the offering of the original notes.

CORPORATE INFORMATION

      Our principal executive offices are located at 1133 Boardwalk, Atlantic City, New Jersey 08401, and our telephone number is (609) 344-6000. Our website is located at www.resortsac.com. Our website is not intended to be part of this prospectus.

      This prospectus contains references to our trademark Resorts Atlantic City, among others. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

THE EXCHANGE OFFER

      You are entitled to exchange your notes for exchange notes which have been registered under the Securities Act of 1933, as amended, or the Securities Act. The terms of exchange notes will be substantially similar to the terms of the notes you currently hold, except that the exchange notes will be registered under the Securities Act and will not have registration rights, will not contain transfer restrictions and will not provide for increased interest for certain periods. As a result of this registration, and only if you participate in the exchange offer and exchange your notes for exchange notes, we believe that you may resell the exchange notes without complying with the registration and prospectus delivery provisions of the Securities Act. Following the exchange offer, any notes held by you that are not exchanged will continue to have the existing restrictions on their transfer and, except in certain circumstances, we will have no further obligation to register your notes under the Securities Act. You should be aware that your notes are fully and unconditionally guaranteed by our subsidiaries, Resorts International Hotel, Inc., or RIH, and New Pier Operating Company, Inc., or New Pier. RIH and New Pier are collectively referred to in this prospectus as the Guarantors. The exchange notes will also have the benefit of these guarantees.

      Resorts International Hotel and Casino, Inc. and the Guarantors entered into a registration rights agreement dated March 22, 2002 with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp., Deutsche Banc Alex. Brown Inc. and Jefferies & Company, Inc., the initial purchasers of the original notes. Under this agreement, we must deliver this prospectus to you and file a registration statement with the Securities and Exchange Commission, or the SEC, to register the exchange notes. You should read the discussion under "--Summary of the Exchange Offer" for further information regarding the exchange offer and resales of the exchange notes. You should also read the discussions under "--Summary of the Terms of the Exchange Notes" and "Description of the Exchange Notes" for further information regarding the exchange notes.

                         SUMMARY OF THE EXCHANGE OFFER

      IN THIS SUMMARY AND THE SUMMARY OF THE EXCHANGE NOTES, REFERENCES TO "WE," "US," "OUR" AND "OURS" MEAN RESORTS INTERNATIONAL HOTEL AND CASINO, INC. ONLY AND NOT ANY OF ITS SUBSIDIARIES.

Securities offered........   We are offering $180,000,000 in aggregate
                             principal amount of our 11 1/2% First Mortgage
                             Notes due 2009 in exchange for an equal aggregate principal amount of our original 11 1/2% First
                             Mortgage Notes due 2009, on a one for one basis.
                             The terms of the exchange notes will be
                             substantially similar to the original notes you hold, except that these exchange notes will be registered under the Securities Act and will not have registration rights, will not contain transfer restrictions and will not provide for increased interest for certain future periods.

Registration rights
  agreement...............   At the time we sold investors the original notes,
                             we entered into a registration rights agreement which requires us to make this exchange offer.

                             After the exchange offer is complete, you will no longer be entitled to exchange your original notes for registered notes. We may, in limited circumstances, be required to file a shelf registration statement under the Securities Act with respect to your original notes if you do not accept our exchange offer. We do not currently expect to have to file a shelf registration statement.

                             If either an exchange offer registration statement or a shelf registration statement, if required, is not completed within certain time periods, we will be required to pay penalty interest on the original notes.

Exchange offer............   We are offering to exchange $1,000 principal
                             amount of exchange notes for each $1,000 principal amount of original notes. In order to be exchanged, your notes must be properly tendered and accepted. All original notes that are validly tendered and not withdrawn will be exchanged.

Ability to resell exchange
  notes...................   Based on an interpretation by the staff of the SEC
                             set forth in no-action letters issued to third parties, including "Exxon Capital Holdings
                             Corporation" (available May 13, 1988), "Morgan
                             Stanley & Co. Incorporated" (available June 5,
                             1991), "Mary Kay Cosmetics, Inc." (available June
                             5, 1991) and "Warnaco, Inc." (available October
                             11, 1991), we believe that exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act if:

                             . the exchange notes issued in the exchange offer are being acquired in the ordinary course of your business;

                             . you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of exchange notes issued to you in the exchange offer;

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

                             . you are not a broker-dealer who purchased original notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

                             . you are not our "affiliate" (as defined under the Securities Act).

                             If this belief is inaccurate and you transfer any exchange notes issued to you in the exchange offer without delivering a prospectus which meets the requirements of the Securities Act or without an exemption from these requirements, you may incur liability under the Securities Act. We do not assume any liability if you do and we will not indemnify you.

                             If you are a broker-dealer and wish to exchange original notes that you received as a result of market-making or other trading activities, you must agree to deliver a prospectus which meets the requirements of the Securities Act in connection with the sale of exchange notes you receive in this exchange offer. Under the registration rights agreement, our obligation to make available a prospectus for use by broker-dealers for this type of resale of the exchange notes you receive in the exchange offer ends on December 2, 2002.

People excluded from the
  exchange offer..........   You may not participate in the exchange offer if
                             you are:

                             . a holder of original notes in any jurisdiction in which the exchange offer is not, or your acceptance will not be, legal under the applicable securities or blue sky laws of that jurisdiction; or

                             . a holder of original notes who is an affiliate of ours or our subsidiaries.

Consequences of failure to
  exchange your notes.....   If you do not exchange your original notes for
                             exchange notes in the exchange offer, your original notes will continue to have restrictions on transfer contained in the original notes and in the indenture governing the original notes. In general, your original notes may not be offered or sold unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not governed by, the Securities Act and applicable state securities laws. We have no current plans to register your original notes under the Securities
                             Act (except for the requirement to file a shelf registration statement in limited circumstances).

Expiration date...........   The exchange offer expires at 5:00 p.m., Eastern
                             Standard time, on July 1, 2002, unless we extend the offer.

Conditions to the exchange
  offer...................   The exchange offer has certain customary
                             conditions that may be waived by us. There is no minimum amount of original notes that must be tendered to complete the exchange offer.

Procedures for tendering your
  notes.................     The original notes were issued in the form of
                             global notes which were deposited with the Depositary Trust Company, or DTC. Holders of the original notes own certificateless interests in the global notes evidenced by records in book-entry form maintained by DTC.


                             If you are a holder of an original note in book-entry form and you wish to tender such note for an exchange note pursuant to the exchange offer, you must transmit to Deutsche Bank Trust Company Americas, as exchange agent, on or prior to the expiration date, either:

                             . a properly completed and duly executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address set forth on the cover page of the letter of transmittal; or

                             . a computer-generated message, in which you acknowledge and agree to be bound by the terms of the letter of transmittal, transmitted by means of the Automated Tender Offer Program, or ATOP, system of DTC and received by the exchange agent;

                             and, either:

                             . a timely confirmation of book-entry transfer of your original notes into the exchange agent's account at DTC pursuant to the procedure for book-entry transfers described in this prospectus under the heading "The Exchange Offer--Procedure for Tendering," must be received by the exchange agent on, or prior to, the expiration date; or

                             . the documents necessary for compliance with the guaranteed delivery procedures described below.

                             Under certain circumstances, if you are a holder of original notes in book-entry form, you are entitled to receive certificated notes in exchange for your book-entry notes. You can find a description of these circumstances in this prospectus under the heading "Description of the Exchange Notes--Form of Notes." However, as of this date, no certificated notes are issued and outstanding. If you acquire certificated notes prior to the expiration date, you must tender them in accordance with the procedures described in this prospectus under the heading "Exchange Offer--Procedure for Tendering."

Withdrawal rights.........   You may withdraw the tender of your original notes
                             at any time prior to 5:00 p.m., Eastern Standard time, on the expiration date.

Special procedures for
  beneficial owners.......   If:

                             . you beneficially own original notes and your name does not appear on a security position of DTC as the holder of such notes,

                             . these notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and

                             . you wish to tender your original notes in the exchange offer,

                             please promptly contact the registered holder as soon as possible and instruct it to tender on your behalf and comply with our instructions set forth elsewhere in this prospectus. If you wish to tender on your own behalf you must, prior to executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the original notes in your name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Guaranteed delivery
  procedures..............   If you wish to tender your original notes and the
                             procedure for book-entry transfer cannot be completed on a timely basis, you must tender your notes according to the guaranteed delivery procedures described in this prospectus under the heading "The Exchange Offer-- Guaranteed Delivery
                             Procedures."

Material U.S. federal
  income tax considerations  The exchange of notes is not a taxable exchange for U.S. federal income tax purposes. You will not recognize any taxable gain or loss or any interest income as a result of the exchange. For additional information regarding federal income tax considerations, you should read the discussion in this prospectus under the heading "Material U.S. Federal Income Tax Considerations."

Use of proceeds...........   We will not receive any proceeds from the issuance
                             of the exchange notes in the exchange offer. We will pay all expenses incidental to the exchange offer.

Exchange agent............   Deutsche Bank Trust Company Americas is serving as
                             exchange agent in connection with exchange offer.
                             The exchange agent can be reached at P.O. Box
                             292737, Nashville, TN 37229-2737, the telephone number for the exchange agent is (800) 735-7777, and the facsimile number for the exchange agent is
                             (615) 835-3701.

      Please review the information contained in this prospectus under the heading "The Exchange Offer" for more detailed information concerning the exchange offer.

                  SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

      THE EXCHANGE NOTES TO BE ISSUED TO YOU IN THE EXCHANGE OFFER WILL EVIDENCE THE SAME OBLIGATIONS AS THE NOTES YOU CURRENTLY HOLD. THE INDENTURE THAT CURRENTLY GOVERNS YOUR ORIGINAL NOTES IS THE SAME INDENTURE THAT WILL GOVERN THE EXCHANGE NOTES. THE TERMS OF THE EXCHANGE NOTES WILL BE SUBSTANTIALLY SIMILAR TO THE ORIGINAL NOTES, EXCEPT THAT THERE WILL BE NO LEGENDS ON THE EXCHANGE NOTES RESTRICTING THEIR TRANSFER AND THE EXCHANGE NOTES WILL BE REGISTERED UNDER THE SECURITIES ACT INSTEAD OF HAVING REGISTRATION RIGHTS. A MORE DETAILED DESCRIPTION OF THE INDENTURE CAN BE FOUND UNDER THE SECTION HEADED "DESCRIPTION OF THE EXCHANGE NOTES."

Issuer....................   Resorts International Hotel and Casino, Inc.

Exchange notes............   $180,000,000 in aggregate principal amount of
                             11 1/2% First Mortgage Notes due 2009.

Maturity..................   March 15, 2009.

Interest rate and payment
  dates...................   The exchange notes will accrue interest from the
                             last interest payment date on which interest was paid on the original notes surrendered in exchange therefor or, if no interest has been paid on the original notes, from March 22, 2002 at the rate of 11 1/2% per year. Interest on the exchange notes will be payable on each March 15 and September 15, commencing September 15, 2002.

Security..................   The exchange notes will be secured by first
                             priority liens on substantially all of our existing assets, including, among other things, all of our owned real and personal property, equipment, related general intangibles, all of the equity interests now owned or hereafter acquired by us or any of the Guarantors and certain of our after acquired property. However, the exchange notes will not be secured by our accounts receivables, inventory, gaming license, certain of our furniture, fixtures and equipment and certain other property. In addition, the exchange notes will be secured by a pledge of at least $89.0 million of the net proceeds of the original notes and a $10.0 million capital contribution from our parent, both of which were deposited with and are held by the Trustee in segregated accounts.

Guarantees................   Each of our subsidiaries existing on the issue
                             date of the original notes, collectively the Guarantors, will fully and unconditionally guarantee the exchange notes on a senior secured basis. Future subsidiaries also may be required to guarantee the exchange notes on a senior secured basis. See "Description of the Exchange
                             Notes--Guarantees."

Ranking...................   The exchange notes will be senior secured
                             obligations of ours and will effectively rank senior to all of our existing and future unsecured indebtedness to the extent of the collateral. Our obligations under the exchange notes will be unconditionally guaranteed on a senior basis, jointly and severally, by each of our existing subsidiaries. The guarantees will be senior secured obligations of the Guarantors and will effectively rank senior in right of payment with all of the Guarantors' existing and future unsecured indebtedness to the extent of the collateral held by such Guarantors.

Optional redemption.......   We may redeem the exchange notes, in whole or in
                             part, at any time on or after March 15, 2007, at the redemption prices set forth in this prospectus.

Public equity
offering optional
redemption..............     On or before March 15, 2005, we may redeem up to
                             35% of the aggregate principal amount of the exchange notes with the net proceeds of certain equity offerings at 111.5% of the principal amount thereof, plus accrued interest, if at least 65% of the originally listed aggregate principal amount of the exchange notes remains outstanding. See
                             "Description of the Exchange Notes--Optional
                             Redemption."

Gaming redemption.........   The notes offered hereby will be subject to
                             mandatory disposition and redemption requirements following certain determinations by the New Jersey
                             Casino Control Commission. See "Description of the
                             Exchange Notes--Gaming Redemption."

Change of control.........   Upon certain change of control events, each holder
                             of exchange notes may require us to repurchase all or a portion of its exchange notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase. See "Description of the Exchange Notes--Certain Covenants--Change of Control."

Certain covenants.........   The indenture governing the exchange notes
                             contains covenants that, among other things, will limit our ability and the ability of certain of our subsidiaries to:

                             . pay dividends on, redeem or repurchase our or their capital stock,

                             .   make investments,

                             .   incur additional indebtedness,

                             . permit payment of or restrict dividends by certain of our subsidiaries,

                             .   enter into sale leaseback transactions,

                             .   sell assets,

                             .   guarantee indebtedness,

                             .   create certain liens,

                             .   engage in transactions with affiliates, and

                             .   consolidate, merge or transfer all or
                                 substantially all our assets and the assets of our subsidiaries on a consolidated basis.

                             These covenants are subject to important exceptions and qualifications, see "Description of the Exchange Notes--Certain Covenants" in this prospectus.

Use of proceeds...........   We will not receive any cash proceeds from the
                             issuance of the exchange notes in connection with the exchange offer.

Disbursement agreement....   Approximately $99.4 million of the net proceeds of
                             the note original offering and concurrent capital contribution from our parent was deposited in the accounts described below. These accounts are security for our obligations under the exchange notes. The funds in the accounts will be disbursed in accordance with the terms of the Disbursement
                             Agreement.

   CONSTRUCTION
     DISBURSEMENT ACCOUNT    $89.4 million of the net proceeds of the original
                             offering was deposited in a construction disbursement account, pending disbursement for the development, construction and opening of our new hotel tower, upon satisfaction of certain conditions to be set forth in the construction disbursement agreement. Pending disbursement, the proceeds will be invested in government securities or certain types of cash equivalents. See
                             "Description of the Exchange Notes--Escrowed
                             Funds--Disbursement Accounts--Construction
                             Disbursement Account."

   LIQUIDITY
     DISBURSEMENT ACCOUNT    Concurrently with the closing of the original
                             offering, $10.0 million, which we received from our parent as an equity contribution, was deposited in a liquidity disbursement account, pending disbursement if our Adjusted Consolidated
                             EBITDA for any four fiscal quarter period ending on or prior to December 31, 2004 is less than $28.0 million. Amounts released from the liquidity disbursement account shall be used in the ordinary course of business by us and our subsidiaries.
                             Pending disbursement, the amount in the liquidity disbursement account will be invested in government securities or certain types of cash equivalents. At the end of the measurement period referred to above, we will be permitted to secure a release of any unutilized amount in the liquidity disbursement account for use in our and our subsidiaries businesses or to fund a dividend to our parent's to return such unutilized amount to our parent's stockholders. See "Description of the Exchange Notes--Escrowed Funds--Disbursement
                             Accounts--Liquidity Disbursement Account."

Original issue discount...   The original notes were issued with original issue
                             discount, or OID, for U.S. federal income tax purposes. In general, the amount of OID with respect to a note equals the amount that the note's stated redemption price at maturity exceeds its issue price. U.S. Holders generally must include OID in gross income for U.S. federal income tax purposes on an annual basis under a constant yield accrual method, regardless of their regular method of tax accounting. As a result, U.S. Holders will include OID in income in advance of the receipt of cash attributable to such income. See "Material U.S. Federal Income Tax
                             Considerations."

Delivery and form.........   The exchange notes will be issued in global bearer
                             form and deposited and held by Deutsche Bank Trust
                             Company Americas, as book-entry depositary.
                             Beneficial interests in the global notes are referred to as "Book-Entry Interests." The
                             Book-Entry Interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by DTC and its participants. Ownership of the Book-Entry
                             Interests is limited to participants that have accounts with DTC, or indirect participants that may hold interests through participants. Except as set forth under "Description of the Exchange
                             Notes--Description of Book-Entry System," participants and indirect participants are not entitled to receive physical delivery of exchange notes in definitive form or to have exchange notes issued and registered in their names and are not considered holders of exchange notes under the indenture. Definitive securities in bearer form will not be issued. See
                             "Description of the Exchange Notes--Description of Book-Entry System."

Risk Factors..............   See "Risk Factors" for a discussion of factors you
                             should carefully consider before deciding to invest in the exchange notes.

      Please review the information contained in this prospectus under the heading "Description of the Exchange Notes" for more detailed information concerning the exchange notes.

                            SUMMARY FINANCIAL DATA

SUMMARY HISTORICAL FINANCIAL DATA

      The following table sets forth the summary financial data of Resorts International Hotel and Casino, Inc., or RIHC, and its Predecessor, Resorts International Hotel, Inc., or RIH, as of and for each of the periods indicated. The summary financial data of RIH as of December 31, 2000 and 1999 and for each of the two years in the period then ended are derived from RIH's financial statements, which have been audited by Arthur Andersen LLP. The summary financial data of RIH for the period from January 1, 2001 to April 24, 2001 (pre-acquisition period) are derived from RIH's financial statements, which have been audited by Ernst & Young LLP. The summary financial data of RIHC as of December 31, 2001 and for the period from April 25, 2001 to December 31, 2001 (post-acquisition period) are derived from RIHC's financial statements, which have been audited by Ernst & Young LLP. The summary financial data of RIH as of March 31, 2001 and for the three month period then ended is derived from RIH's financial statements, which have not been audited. The summary financial data of RIHC as of March 31, 2002 and for the three month period then ended is derived from RIHC's financial statements, which have not been audited. The summary financial data is not necessarily indicative of our future results of operations or financial condition, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements, including the notes thereto, appearing elsewhere in this prospectus.

                                                                                                     UNAUDITED THREE MONTHS
                                        YEAR ENDED DECEMBER 31,     PERIOD FROM      PERIOD FROM         ENDED MARCH 31,
                                      --------------------------  JANUARY 1, 2001 APRIL 25, 2001 TO ------------------------
                                                                   TO APRIL 24,     DECEMBER 31,
                                          1999          2000           2001             2001            2001         2002
                                      ------------- ------------- --------------- ----------------- ------------- -----------
                                      (PREDECESSOR) (PREDECESSOR)  (PREDECESSOR)     (SUCCESSOR)    (PREDECESSOR) (SUCCESSOR)
                                                                         ($ IN THOUSANDS)
REVENUES:
Casino...............................   $210,758      $224,259        $68,220         $ 156,999        $52,054     $  58,084
Lodging..............................     15,160        16,412          3,996            10,083          3,083         3,174
Food and beverage....................     25,512        26,039          6,977            17,880          5,386         5,766
Other................................      8,076         4,973          1,523             4,168          1,106         1,289
Less casino promotional allowances...    (26,632)      (25,288)        (7,510)          (18,908)        (5,826)       (6,538)
                                        --------      --------        -------         ---------        -------     ---------
   Total net revenues................    232,874       246,395         73,206           170,222         55,803        61,775

COSTS AND EXPENSES:
Casino...............................    141,803       146,324         42,234            96,403         33,104        35,330
Lodging..............................      2,929         4,186            913             1,970            656           427
Food and beverage....................     15,401        14,716          3,639             9,124          2,791         2,829
Other operating......................     28,762        25,668          8,293            16,680          6,612         6,167
Selling, general and administrative..     35,568        37,727         10,532            21,817          8,078         9,601
Depreciation and amortization........     16,737        17,034          5,325             5,412          4,376         1,527
Preopening...........................      5,398            --             --                --             --            --
                                        --------      --------        -------         ---------        -------     ---------
   Total costs and expenses..........    246,598       245,655         70,936           151,406         55,617        55,881
                                        --------      --------        -------         ---------        -------     ---------

Operating income (loss)..............    (13,724)          740          2,270            18,816            186         5,894
Interest expense, net................    (19,639)      (23,146)        (7,163)           (5,625)        (5,696)       (2,231)
Other expenses.......................         --            --             --              (408)            --           (33)
                                        --------      --------        -------         ---------        -------     ---------
Income (loss) before income taxes
 and extraordinary item..............    (33,363)      (22,406)        (4,893)           12,783         (5,510)        3,630
Provision for income taxes...........         --            --             --             5,046             --        (1,452)
                                        --------      --------        -------         ---------        -------     ---------
   Net income (loss) before
    extraordinary item...............   $(33,363)     $(22,406)       $(4,893)        $   7,737        $(5,510)    $   2,178
                                        ========      ========        =======         =========        =======     =========
Extraordinary loss on
 extinguishment of debt, net of
 income tax benefit of $1,182........         --            --             --                --             --        (2,196)
                                        --------      --------        -------         ---------        -------     ---------
   Net income (loss).................   $(33,363)     $(22,406)       $(4,893)        $   7,737        $(5,510)    $     (18)
                                        ========      ========        =======         =========        =======     =========

OTHER OPERATING DATA:
Net cash provided by (used in)
 operating activities................   $(20,443)     $ (3,742)       $ 8,838         $   5,845        $ 9,198     $   8,056
Net cash used in investing activities    (44,652)      (14,296)        (2,561)         (110,239)        (1,599)     (100,287)
Net cash provided by (used in)
 financing activities................     56,279        24,950           (234)          119,757           (235)      105,625
EBITDA (1)...........................      3,013        17,774          7,595            23,820          4,562         5,225
Adjusted EBITDA (1)..................     16,504        24,347          6,973            23,820          4,562         7,421
Capital Expenditures (2).............     41,906        11,692          1,229            11,577            932         1,665

                                       DECEMBER 31,                 UNAUDITED
                          ---------------------------------------   MARCH 31,
                              1999          2000         2001         2002
                          ------------- ------------- ----------- -------------
                          (PREDECESSOR) (PREDECESSOR) (SUCCESSOR) (PREDECESSOR)
                                            ($ IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents      $ 14,541      $ 21,453    $ 15,363      $ 28,757
Total assets.............       417,251       410,971     179,144       294,734
Long-term debt, net......       272,374       278,337      88,502       176,820
Stockholder's equity.....        79,901        57,495      50,767        85,632

                                                                                       UNAUDITED THREE MONTHS
                                                      YEAR ENDED DECEMBER 31,              ENDED MARCH 31,
                                              --------------------------------------  ------------------------
                                                  1999          2000         2001         2001         2002
                                              ------------- ------------- ----------- ------------- -----------
                                              (PREDECESSOR) (PREDECESSOR) (SUCCESSOR) (PREDECESSOR) (SUCCESSOR)
                                                           ($ IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING STATISTICS:
Table games drop.............................  $  454,820    $  466,978   $  449,779    $104,132     $104,962
Hold %.......................................        13.6%         14.9%        14.4%       15.2%        17.0%
Table games units............................          69            69           73          73           73
Win per unit per day.........................  $    2,456    $    2,763   $    2,434    $  2,412     $  2,733
Slot handle..................................  $1,683,519    $1,924,629   $2,171,288    $475,473     $589,914
Hold %.......................................         8.7%          7.9%         7.2%        7.5%         6.7%
Slot units (3)...............................       2,033         2,298        2,538       2,411        2,566
Win per unit per day.........................  $      197    $      181   $      170    $    164     $    170
Gaming square footage, including simulcasting      75,713        76,454       81,852      78,442       85,306
Room inventory...............................         651           644          644         644          645

--------
(1)EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, management fees, pre-opening expenses, extraordinary items and recurring expense adjustments.

AdjustedEBITDA is defined as follows:

                                                                                    UNAUDITED THREE MONTHS
                       YEAR ENDED DECEMBER 31,     PERIOD FROM      PERIOD FROM         ENDED MARCH 31,
                     --------------------------- JANUARY 1, 2001 APRIL 25, 2001 TO -------------------------
                                                  TO APRIL 24,     DECEMBER 31,
                         1999          2000           2001             2001            2001         2002
                     ------------- ------------- --------------- ----------------- ------------- -----------
                     (PREDECESSOR) (PREDECESSOR)  (PREDECESSOR)     (SUCCESSOR)    (PREDECESSOR) (SUCCESSOR)
                                                        ($ IN THOUSANDS)
EBITDA..............    $ 3,013       $17,774        $7,595           $23,820         $4,562       $5,225
Management fees.....      8,093         6,573            --                --             --           --
Pre-opening expenses      5,398            --            --                --             --           --
Extraordinary items.         --            --            --                --             --        2,196
Recurring expense
  adjustments.......         --            --          (622)               --             --           --
                        -------       -------        ------           -------         ------       ------
Adjusted EBITDA.....    $16,504       $24,347        $6,973           $23,820         $4,562       $7,421
                        =======       =======        ======           =======         ======       ======

   Recurring expense adjustments consist of pro forma adjustments for lease payments of $400,000 for certain of our undeveloped real property under a lease agreement and contractual professional services of approximately $222,000 to reflect contractual amounts as if the agreements commenced at the beginning of the year. EBITDA and Adjusted EBITDA are provided because they are measures of financial performance commonly used as indicators of a company's historical ability to service debt. EBITDA and Adjusted EBITDA are presented to enhance an investor's understanding of our operating results. They should not be construed as alternatives to operating income as an indicator of operating performance. They should also not be construed as alternatives to cash flows from operating activities as a measure of liquidity determined in accordance with Generally Accepted Accounting Principles (GAAP). We may calculate EBITDA and Adjusted EBITDA differently from other companies. For further information, see our financial statements and related notes elsewhere in this prospectus.

                                             (FOOTNOTES CONTINUED ON NEXT PAGE)

(2)Of the capital expenditures shown, $36.1 million in fiscal year 1999 and $2.6 million in fiscal year 2000 related to a major renovation to the facility, including the casino floor and hotel public areas; $3.5 million in fiscal year 2000 was for construction of a bus waiting center and related casino floor improvements; and $5.6 million during 2001 was for the conversion of Club 1133. The remaining capital expenditures were recurring capital expenditures related to the maintenance of the facility, including the periodic purchase of new gaming equipment.
(3)During fiscal year 1999, RIH renovated a major portion of the public areas of the facility, including parts of the casino floor. As a result of the renovation, there was a net reduction of 220 (9.8%) slot units on the casino floor until completion of the bus waiting center in December 2000.

                                 RISK FACTORS

      INVESTING IN THE EXCHANGE NOTES ISSUED IN THE EXCHANGE OFFER INVOLVES SIGNIFICANT RISKS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS IN EVALUATING THE EXCHANGE OFFER. SEE "FORWARD LOOKING STATEMENTS."

RISKS RELATING TO THE EXCHANGE NOTES

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE EXCHANGE NOTES.

      We are a highly leveraged company. Assuming the original note offering and the equity purchase had been completed on December 31, 2001 and the proceeds from the original note offering were used as described by this prospectus, we would have had total long-term indebtedness of $177.0 million, stockholder's equity of $83.6 million and a debt to equity ratio of 2.1 to 1.0, as of December 31, 2001.

      Our substantial indebtedness could interfere with our ability to grow and could have important consequences to you. For example, it could:

      . make it more difficult for us to satisfy our obligations with respect to the exchange notes;

      . require us to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

      . limit our ability to obtain additional financing in the future for working capital, capital expenditures and other general business activities;

      . limit our flexibility in planning for, or reacting to, changes in our business and industry;

      . increase our vulnerability to general adverse economic and industry conditions; and

      . place us at a competitive disadvantage against our less leveraged competitors.

      If we do not generate sufficient cash from our operations to make the scheduled payments on the exchange notes or to meet our other obligations, we will need to take one or more actions including the refinancing of our debt, obtaining additional financing, selling assets, obtaining additional equity capital, or reducing or delaying capital expenditures. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow or refinance our indebtedness on commercially reasonable terms could have a material adverse effect on our financial condition, results of operations and ability to satisfy our obligations under the exchange notes. Additionally, the indenture governing the exchange notes will allow us to incur additional indebtedness if we meet certain financial ratios.

RESTRICTIONS CONTAINED IN THE INDENTURE COULD LIMIT OUR ABILITY TO RESPOND TO CHANGING MARKET AND ECONOMIC CONDITIONS.

      The indenture governing the exchange notes imposes restrictions on us. Among other things, the covenants may restrict our ability to borrow money, incur liens, invest in securities and effect a consolidation, merger or sale of substantially all of our assets. These covenants may adversely affect our ability to respond to changing market and economic conditions. Although the indenture provides for certain exceptions that are intended to allow us to operate without undue restraint, we cannot assure you that these covenants will not adversely affect our ability to finance future operations or capital needs or to engage in other activities that may be beneficial to holders of the exchange notes. We may also incur other debt that contain additional restricted covenants that could impair our ability to operate. A breach of any of these covenants would result in a default under the indenture. See "Description of the Exchange Notes--Certain Covenants."

IF WE BECOME THE SUBJECT OF BANKRUPTCY PROCEEDINGS, THE TRUSTEE MAY BE UNABLE TO FORECLOSE UPON THE COLLATERAL IN A TIMELY FASHION OR AT ALL.

      The exchange notes will be secured by a first priority lien on substantially all of our assets other than:

      .   our accounts receivables;

      .   inventory;

      .   gaming licenses;

      .   certain of our furniture, fixtures and equipment; and

      .   certain other property.

      Under New Jersey gaming laws, the trustee under the indenture governing the exchange notes could be precluded from or otherwise limited or delayed in exercising powers of attorney or selling collateral at a foreclosure sale, including slot machines, since only persons licensed by the New Jersey gaming authorities may have slot machines in their possession. In addition, the trustee may encounter difficulty in selling collateral due to various legal restrictions, including requirements that the purchaser or the operator of the gaming facility be licensed by state authorities or that prior approval of a sale or disposition of collateral be obtained. If the trustee sought to operate, or retain an operator for, our casino, the trustee or its agents would be required to be licensed under New Jersey gaming laws in order to conduct gaming operations in our casino. Since potential purchasers who wish to operate our casino must satisfy such requirements, the number of potential purchasers in a sale of our casino could be less than in the sale of other types of facilities. Additionally, these requirements may delay the sale of and may adversely affect the price paid for the collateral.

      In addition to gaming law restrictions, the ability of the trustee to repossess and dispose of collateral will be subject to the procedural and other restrictions of state real estate and commercial law.

      Moreover, the right of the trustee to repossess and dispose of the collateral following an event of default is likely to be significantly impaired by applicable bankruptcy laws if a proceeding under the United States Bankruptcy Code were to be commenced by or against us prior to the trustee's repossessing and disposing of the collateral. Under the Bankruptcy Code, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of a security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor in certain circumstances to continue to retain and to use collateral owned as of the date of the bankruptcy filing even though the debtor is in default under the applicable debt instruments provided the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances. In view of the lack of a precise definition of the term "adequate protection" under the Bankruptcy Code and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the exchange notes could be delayed following commencement of a bankruptcy case, whether or when the trustee could repossess or dispose of the collateral or whether or to what extent holders would be compensated for any delay in payment or loss of value of the collateral through the requirement of "adequate protection."

PROCEEDS FROM ANY SALE OF THE COLLATERAL UPON FORECLOSURE MAY BE INSUFFICIENT TO REPAY THE EXCHANGE NOTES IN FULL.

      Our obligation to make payments on the exchange notes is secured only by the collateral described in this prospectus. We cannot assure you that this collateral will be sufficient to repay interest, principal and premium, if any, in respect of the exchange notes at the time of any such foreclosure and sale. We have not obtained any valuations of the collateral for purposes of this exchange offer and can make no representation as to its value. Certain of our assets are excluded from your collateral. The exclusion of these assets may diminish the value of the collateral securing the exchange notes to potential purchasers in a foreclosure sale.

      If a bankruptcy court were to determine that the value of the collateral is not sufficient to repay all amounts due on the exchange notes, the holders of the exchange notes would be undersecured to the extent of any such deficiency. If the holders of the exchange notes were undersecured, the trustee may be entitled to a deficiency judgment under certain circumstances after application of any proceeds from any foreclosure sale. There can be no assurance, however, that the trustee would successfully obtain a deficiency judgment, and we cannot predict what the amount of such judgment would be. In addition, we might not be able to satisfy any such judgment. Applicable federal bankruptcy law does not permit the payment and/or accrual of interest, costs and attorneys' fees to the holders of unsecured or undersecured pre-petition claims against the debtor during the debtor's bankruptcy case.

WE ARE A HOLDING COMPANY AND THE VALIDITY OF THE GUARANTEES BY OUR SUBSIDIARIES AND THE SECURITY INTERESTS IN THEIR ASSETS MAY BE LIMITED BY FRAUDULENT CONVEYANCE LAWS.

      We are a holding company with no material assets other than the stock of our subsidiaries. Accordingly, our cash flow and ability to pay our debts depend upon our subsidiaries' cash flows and their payment of funds to us. Our subsidiaries as of the issue date have guaranteed our obligations with respect to the original notes. The ability of the holders of the exchange notes or the trustee to enforce the guarantees or realize upon the collateral securing the guarantees may be limited by certain fraudulent conveyance laws. Various fraudulent conveyance laws have been enacted for the protection of creditors and may be utilized in a court of competent jurisdiction to avoid any security interest in the collateral granted to the trustee by us or any of our subsidiaries or to subordinate our obligations under the exchange notes or the guarantee of any subsidiary guarantor. The specific requirements for establishing a fraudulent conveyance vary depending on applicable law of the jurisdiction which is being applied. Generally fraudulent conveyance laws require a court to find that:

            (i) a subsidiary guarantor incurred indebtedness in connection with the notes (including the guarantees thereof) or granted a security interest in the collateral with the intent of hindering, delaying or defrauding current or future creditors of the subsidiary guarantor; or

            (ii) a subsidiary guarantor received less than reasonably equivalent value or fair consideration for incurring the indebtedness in connection with the notes (including the guarantees thereof) or for granting a security interest in the collateral and the subsidiary guarantor:

                   (a) was insolvent at the time of the incurrence of the
             indebtedness in connection with the notes (including the guarantees) or the granting of the security interest in the collateral,

                   (b) was rendered insolvent by reason of incurring the
             indebtedness in connection with the notes (including the guarantees) or the granting of a security interest in the collateral,

                   (c) was engaged or about to engage in a business transaction for which its assets constituted unreasonably small capital or

                   (d) intended to incur, or believed that it would incur,
             debts beyond its ability to pay such debts as they matured,

such court could, subject to applicable statutes of limitations, with respect to a subsidiary guarantor, avoid in whole or in part the security interest granted in the collateral and/or subordinate claims with respect to the notes (including the guarantees thereof) to all other debts of the subsidiary guarantor. There can be no assurances that, after payment of such other debts, there would be sufficient assets to pay such subordinated claims with respect to the exchange notes and the guarantees.

      The measure for insolvency for purposes of the foregoing will vary depending upon the law being applied in any such proceeding. Generally, however, an entity will be considered insolvent if the sum of its respective debt was greater than the fair saleable value of all of its property at a fair market valuation or if the present fair saleable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts, as they become absolute and mature. See "Description of the Exchange Notes--Guarantees."

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

      Our subsidiaries' abilities to make any payments to us will depend on their earnings, the terms of their indebtedness, business and tax considerations, legal and regulatory restrictions and economic conditions. These payments may not be adequate to pay interest and principal on the exchange notes when due. In addition, their ability to make payments to us depends on applicable law and debt instruments to which they or we may become parties, which may include requirements to maintain minimum levels of working capital and other assets.

SOME PERSONS WHO PROVIDE SERVICES OR MATERIALS IN CONNECTION WITH OUR HOTEL TOWER MAY HAVE A LIEN ON THE PROJECT WITH PRIORITY OVER THE LIENS GRANTED TO SECURE THE EXCHANGE NOTES.

      New Jersey law provides architects, engineers, contractors, subcontractors, suppliers and others with mechanics' liens on the real property being improved by their services or materials in order to secure their right to be paid. Following compliance with applicable New Jersey law, such parties may foreclose on their mechanics' liens if they are not paid in full. The priority of all mechanics' liens arising out of a construction project relates back to the date on which the construction of the project commenced. Parties who provide services or materials in connection with our hotel tower, including parties providing services or materials prior to this exchange offer, after this exchange offer and/or near the end of the construction period, may have a lien on the project senior in priority to the lien granted to secure the exchange notes.

      We cannot assure you that enforceable mechanics' liens will not be senior to the lien granted to secure the exchange notes. Other than the payment and performance bond obtained by our construction manager, Perini Building Company, Inc., and certain payment and performance bonds obtained by our subcontractors, neither we nor the trustee under the indenture governing the exchange notes has obtained or will obtain payment or performance collateral to satisfy any such mechanics' liens, nor have we or the trustee obtained title insurance protection against such mechanics' liens.

THE ARCHITECT FOR THE EXPANSION MAY HAVE CERTAIN CONFLICTS OF INTEREST WITH RESPECT TO CERTIFICATIONS IT MUST MAKE UNDER THE DISBURSEMENT AGREEMENT.

      The disbursement agreement will require that the architect for the expansion make certain certifications to us to obtain the release of funds from the construction disbursement account. See "Description of the Exchange Notes--Escrowed Funds--Disbursement Accounts--Construction Disbursement Account." If the architect does not make the required certifications, we will not be permitted to obtain the release of funds from the construction disbursement account and the architect may receive only a small portion of the fees it would have received had the expansion been completed.

      We intend to retain Bergman, Walls & Associates, or Bergman, as the chief architect for the expansion project and anticipate paying Bergman approximately $4.5 million in fees for services under the contract. As architect for the expansion, Bergman, or another architect suitable to the Trustee, may have a conflict of interest with respect to the required certification as the amount of fees it will receive is dependent on such certification.

AS A SECURED LENDER, YOU MAY BE SUBJECT TO CLAIMS AND LIABILITIES UNDER SOME ENVIRONMENTAL LAWS AND REGULATIONS.

      Lenders that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing releases or threatened releases of hazardous substances at the mortgaged property. Lenders that neither foreclose on nor participate in the management of a mortgaged property must carefully adhere to federal and state rules to avoid liability. In this regard, the collateral agent, the trustee or the holders of the exchange notes would need to evaluate the impact of these potential liabilities before determining to foreclose on the mortgaged properties securing the exchange notes and exercising other available remedies. In addition, the collateral agent or the trustee, as the case may be, may decline to foreclose upon the mortgaged properties or exercise remedies available to the extent that they do not receive indemnification to their satisfaction from the holders of the exchange notes. See "Description of the Exchange Notes--Ranking and Security."

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER REQUIRED BY THE INDENTURE.

      Upon the occurrence of certain change of control events, we will be required to offer to purchase all outstanding exchange notes at a purchase price equal to 101% of the principal amount of the exchange notes, plus accrued but unpaid interest, if any. We may not have sufficient funds to pay the purchase price for all exchange notes tendered by holders upon a change of control offer. Our failure to purchase all validly tendered notes would result in an event of default under the indenture. See "Description of the Exchange Notes--Certain Covenants--Change of Control."

AN ACTIVE TRADING MARKET MAY NOT DEVELOP FOR THE EXCHANGE NOTES.

      The exchange notes are new securities for which there is currently no market. Consequently, the exchange notes may be relatively illiquid, and you may be unable to sell your exchange notes. We do not intend to apply for listing of the exchange notes on any securities exchange or for the inclusion of the exchange notes in any automated quotation system. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop.

THE EXCHANGE NOTES WILL BE ISSUED WITH ORIGINAL ISSUE DISCOUNT.

      The exchange notes will be issued with original issue discount, or OID, for U.S. federal income tax purposes. In general, the amount of OID with respect to a note equals the amount that the note's stated redemption price at maturity exceeds its issue price. As a result, U.S. Holders, as defined for U.S. federal income tax purposes, will include OID in income in advance of the receipt of cash attributable to such income. See "Material U.S. Federal Income Tax Considerations."

      If a bankruptcy case is commenced by or against us under the United States Bankruptcy Code, the claim of an exchange note holder may be limited to an amount equal to the sum of (1) the issue price of the note, (2) accrued and unpaid interest thereon through the date of the bankruptcy filing and (3) that portion of the OID deemed to have accrued from the issue date through the date of the bankruptcy filing. Any OID deemed not to have accrued as of the date of any such bankruptcy filing would constitute "unmatured interest" and would not be an allowed claim under the Bankruptcy Code. Accordingly, the holder's claim would likely be less than the stated redemption price at maturity of the exchange note.

FAILURE TO EXCHANGE ORIGINAL NOTES MAY RESTRICT FUTURE TRANSFER

      Untendered original notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Original notes will continue to be subject to the following restrictions on transfer:

            (i) original notes may be resold only if registered pursuant to the Securities Act, if an exemption from registration is available thereunder, or if neither such registration nor such exemption is required by law,

            (ii) original notes will bear a legend restricting transfer in the absence of registration or an exemption therefrom, and

            (iii) a holder of original notes who desires to sell or otherwise dispose of all or any part of its original notes under an exemption from registration under the Securities Act, if requested by us, must deliver to us an opinion of independent counsel experienced in Securities Act matters, reasonably satisfactory in form and substance to us, that such exemption is available.

RISKS RELATING TO THE EXPANSION

OUR CONSTRUCTION PLANS ARE NOT FINALIZED.

      Although we anticipate the expansion to take substantially the form described herein, construction plans have not been completed and are subject to change. Any such change may result in some or all of the expansion being completed in a manner substantially different from that described herein or not at all. See "Business--The Expansion."

WE COULD ENCOUNTER PROBLEMS DURING CONSTRUCTION THAT COULD DELAY CONSTRUCTION OR SUBSTANTIALLY INCREASE THE CONSTRUCTION COSTS REQUIRED TO BUILD THE NEW HOTEL TOWER.

      Our construction budget contemplates that our new hotel tower will cost approximately $115.5 million. However, this estimate is based on our preliminary plans and any change in these plans could result in a higher cost. The price and schedule of the construction may be increased or delayed if:

      . contingencies arise that were not accounted for in our preliminary plans;

      . the plans and specifications for our project change, or the project is otherwise delayed;

      . the project encounters geological, environmental, excavation or other unforeseen problems; or

      .   other unforeseen contingencies occur during construction.

      Possible contingencies include, but are not limited to, delays in receipt of governmental approvals, changes in laws or regulations applicable to the project, private legal challenges, shortages of materials or skilled labor, labor disputes or work stoppages, natural disasters, construction scheduling problems and weather interferences. If any of these events occur, there could be cost overruns or delays in the construction or opening of our new hotel tower. It is possible that we may change budget and construction plans we have developed for this project for competitive or other reasons.

OUR OPERATIONS MAY BE NEGATIVELY AFFECTED BY THE EXPANSION.

      During construction, customers may be hesitant to patronize our existing facility. Because the new hotel tower is being built on the site of our existing Atlantic City Tower, our operating results may be negatively affected by the closing of certain restaurants and gaming areas during construction, the loss of use of the Atlantic City Tower hotel rooms and any hesitancy of our customers to patronize Resorts during construction. Additionally, during the construction of the new hotel tower, subject to the approval of the New Jersey Casino Control Commission, or the NJCCC, we will reconfigure our gaming space, which will result in a net loss of approximately 160 slot machines, which may have a negative impact on our operating results.

WE MAY NOT HAVE SUFFICIENT FUNDING TO COMPLETE THE CONSTRUCTION PROJECT.

      We intend to enter into equipment financing to finance the purchase of furniture, fixtures and equipment for the new hotel tower. We do not have sufficient funds to complete the expansion project in the absence of the equipment financing. We cannot guarantee that we will be able to obtain the equipment financing nor are we able to guarantee the terms upon which we will obtain such financing. In the event we do not enter into equipment financing, the construction project could be delayed indefinitely.

CONSTRUCTION OF THE NEW HOTEL TOWER MUST BE COMPLETED WITHIN THE TIMEFRAME ESTABLISHED BY THE NEW JERSEY CASINO CONTROL COMMISSION OR WE WILL REQUIRE FURTHER REGULATORY RELIEF.

      The New Jersey Casino Control Act, or the NJCCA, requires that all casino hotels have a minimum of 500 hotel rooms to operate a casino and establishes criteria for determining the maximum size of a hotel's gaming space based on that hotel's number of guest rooms. In connection with our construction, we will demolish the existing Atlantic City Tower. As a result of the demolition we will have less than 500 rooms and our gaming space will exceed the square footage permitted under the applicable provisions of the NJCCA. On February 27, 2002, the NJCCC granted us an exemption from the applicable provisions of the NJCCA allowing us to go below 500 rooms and allowing us to maintain our present casino room square footage, for two years from the date the rooms in the Atlantic City Tower are no longer available for use by patrons. If the new hotel tower is not opened prior to the expiration of this two-year time period, the NJCCC could require us to close all or a portion of our casino and institute proceedings to revoke our gaming license or permit an extension of time to complete construction.

WE MAY NOT BE ABLE TO SATISFY THE REQUIRED CONDITIONS FOR FINAL PLAN SITE APPROVAL FROM THE CITY OF ATLANTIC CITY.

      Our final plan site approval granted by the City of Atlantic City is subject to certain conditions, including the vacation of air rights over Mansion Avenue, which adjoins the project site. We cannot guarantee that we will satisfy the required conditions of our final plan site approval. If we fail to satisfy the specified conditions, we will have to petition the Atlantic City Planning Board to amend our final plan site approval. This petition process may delay the construction project and we cannot guarantee that our amended petition will be approved.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

OUR LIQUIDITY MAY BE INSUFFICIENT DURING THE CONSTRUCTION PERIOD.

      We are currently seeking to obtain a $10.0 million revolving credit facility to provide us with additional liquidity during the construction of the new hotel tower. Otherwise, our sources of liquidity will be our working capital cash balance, approximately $10.0 million of additional equity that has been deposited in an escrow account which will be made available to us under certain circumstances and our cash flow from operations. We cannot assure you that we will enter into a new credit facility or will have access to additional or supplemental sources of cash flow. It is possible that the construction of the new hotel tower will interfere with the operations of Resorts to a greater degree than is currently anticipated or that our customers will avoid patronizing Resorts during construction of the new hotel tower. Additionally, delays in construction could make the expansion more expensive and prolong the period during which our revenues are adversely impacted. A material reduction in revenue from Resorts beyond what is currently anticipated or greater expenses than anticipated could strain our financial resources, whether or not we enter into a new credit facility.

WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS STRATEGY.

      The success of our business model depends in large part on our ability to implement our business strategies. Our expansion project reflects our strategy to: increase operating leverage and efficiencies, target a customer base of mid- to high-level slot players and mid-level table game players, and focus on customer services. In the event we have misjudged the benefits of the expansion or the extent of demand in the Atlantic City market, our financial performance, results of operations and ability to satisfy our obligations under the exchange notes could be adversely affected.

WE HAVE A HISTORY OF NET LOSSES AND MAY NOT BE PROFITABLE IN THE FUTURE.

      Although we reported net income of $7.7 million for the post-acquisition period of April 25, 2001 to December 31, 2001, we have a history of net losses and there can be no assurances that we will not continue to report net losses for the foreseeable future, which could impact our ability to meet our payment obligations with respect to the exchange notes. We reported net losses of $33.4 million, $22.4 million and $4.9 million for the years ended December 31, 1999, 2000 and for the period from January 1, 2001 to April 24, 2001 (pre-acquisition period), respectively. Factors resulting from the expansion, including possible loss of customers and hotel room and suite capacity and other factors, may negatively affect our results of operations to varying degrees in future periods. Additionally, because the casino business is dependent on discretionary spending, any worsening in general economic conditions is likely to impact casinos, including ours, disproportionately.

WE COULD LOSE CERTAIN OF OUR LEASED PROPERTY.

      We have an option to purchase certain real property, a portion of which is immediately adjacent to the Resorts facility. We currently lease a portion of that property and use the land as a parking lot. The option and lease expire in April 2003, although we may extend the option and lease until April 2005. If we do not exercise either the option to purchase or to extend the option term, we will lose use of the optioned property that we currently lease. In the event the option and lease expire, we will not be able to control the use of the land adjacent to Resorts. Additionally, in the event we elect to purchase this property, we may not realize any of the expected benefits.
See "Business--Properties."

WE COULD INCUR LOSSES THAT WOULD NOT BE COVERED BY INSURANCE.

      Although we have agreed in the indenture governing the exchange notes to maintain insurance customary and appropriate for our business, we cannot assure you that our insurance will be available or adequate to cover all loss and damage to which our business or our assets might be subjected. Any losses we incur that are not covered by insurance may decrease our future operating income, require us to fund replacements or repairs and reduce the funds available for payments of our obligations on the exchange notes.

UNDER NEW JERSEY GAMING LAWS, YOU MAY BE REQUIRED TO SUBMIT TO A BACKGROUND INVESTIGATION REGARDING YOUR SUITABILITY AS AN EXCHANGE NOTE HOLDER, WHICH COULD DELAY ANY APPLICATION FOR LICENSES, PERMITS OR OTHER AUTHORIZATIONS.

      Except as to banking or other licensed lending institutions and certain institutional investors, RIH is required by the New Jersey Casino Control Act, or the NJCCA, to establish by clear and convincing evidence the integrity of all financial backers, investors, mortgagees and note holders or other evidence of indebtedness, either in effect or proposed, which bear any relation to Resorts, or the Financial Source Qualification Requirement. The NJCCA defines a "security" as any instrument evidencing a direct or indirect beneficial ownership or creditor interest in a corporation including, but not limited to, mortgagees, security agreements and notes. We are required by the NJCCA to establish by clear and convincing evidence that holders, direct or indirect and beneficial or otherwise, of its securities, including the exchange note holders, are financially stable, responsible, and possess good character, honesty and integrity, or the Qualification Requirement. However, we are permitted by the NJCCA to seek and the New Jersey Casino Control Commission, or the NJCCC, has historically granted, a waiver of the Qualification Requirement with respect to any note holder whose beneficial interest or ownership of the notes does not exceed 15% of the $180.0 million offering, assuming said holder is not significantly involved in the activities of RIH, does not have the ability to control us or elect one or more of our directors and there is no showing of cause to believe that the note holder may be found to be unqualified. If the beneficial interest or ownership of any exchange note holder exceeds 15% of the $180.0 million offering, the holder will be subject to the Qualification Requirement. However, we are permitted to seek and the NJCCC has historically granted a waiver of the Qualification Requirement if such holder, or an Institutional Holder, is any of the following:

      . a retirement fund administered by a public agency for the exclusive benefit of federal, state, or local public employees;

      . an investment company registered under the Investment Company Act of 1940;

      . a collective investment trust organized by banks under Part Nine of the Rules of the Comptroller of the Currency;

      . a closed end investment trust; a chartered or licensed life insurance company or property and casualty insurance company; an investment advisor registered under The Investment Advisors Act of 1940; or

      . such other person as the NJCCC may determine to be an institutional investor.

      In addition, there must be no showing of cause to believe that the Institutional Holder may be found to be unqualified and the beneficial interest or ownership of the exchange notes by such Institutional Holder may not exceed the lesser of 20% of our outstanding debt or 50% of the $180.0 million offering unless the NJCCC, for good cause shown, grants a petition approving a higher percentage. Such Institutional Holder must, if requested, provide the NJCCC with a certified statement that the exchange notes are being purchased for investment purposes only and the holder has no intention of influencing or affecting our affairs, RIH or any other holding or intermediary company of RIH. Moreover, the holder must also state that (a) if it subsequently determines to influence or affect the affairs of the issuer, it shall provide to the NJCCC not less than 30 days notice of such intent and shall file with the NJCCC an application for qualification before taking any action that may influence or affect the affairs of the issuer, and (b) that it recognizes that it is subject to the jurisdiction of the NJCCC. If such waiver of the Qualification Requirement is obtained, the holder will also be exempt from the Financial Source Qualification Requirement. Although the Institutional Holder who obtains a waiver will not be permitted to influence or affect our affairs or the affairs of RIH or any holding or intermediary company of RIH, the Institutional Holder will be permitted to vote on matters put to the vote of the note holders as a class.

WE FACE SUBSTANTIAL COMPETITION IN THE HOTEL AND CASINO INDUSTRY.

      Competition in the Atlantic City gaming market is intense. Certain of our current and future competitors have or may have greater gaming experience than us and/or greater financial resources.

      Currently, there are 12 casino hotels located in Atlantic City, including Resorts, all of which compete for patrons. Moreover, substantial new expansion and development activity has recently been announced and there are several other sites on the Boardwalk and in the Marina District on which casino hotels could be built in the future, with various applications for casino licenses filed and announcements made with respect to these applications. Such expansions and announcements of future projects will intensify the competition in the Atlantic City market.

      Moreover, we compete, or will compete, with facilities in the northeastern and mid-Atlantic regions of the United States in which casino gaming or other forms of wagering are currently, or in the future may be, authorized. New York has recently passed a law which would increase Native American gaming in New York. In addition, we face competition from nearby Native American gaming facilities in Connecticut which operate under less stringent regulatory requirements than those imposed on state-licensed casinos. As such, these Native American gaming facilities have a competitive advantage in our market. Furthermore, increases in the popularity of, and competition from, internet and other account wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could have a material adverse affect on our business, financial condition, operating results and prospects. To an extent, we also face competition from gaming facilities nationwide, including land-based, cruise line, riverboat and dockside casinos.

LOCAL ECONOMIC AND COMPETITIVE CONDITIONS, AS WELL AS OTHER CONDITIONS AND CIRCUMSTANCES BEYOND OUR CONTROL, ADVERSELY AFFECT OUR BUSINESS.

      Of the 12 casino hotels in the Atlantic City market, we are one of three single property casino hotels. Because we are a single property casino company, we are entirely dependent upon our Atlantic City casino for all of our cash flow and are subject to greater risks than a geographically diversified gaming company. These greater risks include those caused by any of the risks described in this section, including, but not limited to:

      .   local economic and competitive conditions;

      .   changes in local and state governmental laws and regulations;

      .   road closure or road construction on primary access routes;

      . adverse weather, natural and other disasters in the Mid-Atlantic region; or

      .   a decline in the number of residents near or visitors to Atlantic
          City.

      These and other factors put us at a competitive disadvantage against those affiliated casino hotels that have an ability to spread operating costs across multiple facilities and could adversely affect our ability to generate sufficient cash flow to make payments on the notes.

THE RATE OF TAXATION ON GAMING PROFITS MAY INCREASE IN THE FUTURE.

      From time to time, various legislators have proposed the imposition of a federal tax on gross gaming revenues. We cannot assure you that such a tax will not be imposed in the future.

      Casinos in Atlantic City pay for licenses as well as special taxes to the City and State. New Jersey taxes annual gaming revenues at the rate of 8.0%. New Jersey also levies an annual investment alternative tax of 2.5% on annual gaming revenues in addition to normal federal and state income taxes. This 2.5% obligation, however, can be satisfied by purchasing certain bonds or making certain investments in the amount of 1.25% of annual gaming revenues.

      However, these taxes and fees are subject to increases at any time. The introduction of new taxes or an increase in the rates of existing taxes could have a material adverse effect on our business and our ability to satisfy our obligations under the exchange notes.

IF WE CANNOT RETAIN OUR KEY PERSONNEL, WE WILL NOT BE ABLE TO SUCCESSFULLY MANAGE AND OPERATE THE FACILITY AND WE MAY NOT BE ABLE TO MEET OUR STRATEGIC OBJECTIVES.

      Our continued success depends, in part, upon key managerial personnel, as well as our ability to attract and retain additional highly qualified personnel with gaming industry experience and qualifications to obtain the requisite licenses. We compete for such personnel with other casinos in Atlantic City and nationwide. There can be no assurance that we will be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future.

THE GAMING INDUSTRY IS HIGHLY REGULATED, AND WE MUST ADHERE TO VARIOUS REGULATIONS AND MAINTAIN OUR LICENSES TO CONTINUE OUR OPERATIONS.

      The ownership, management and operation of gaming facilities are subject to extensive federal, state, provincial and/or local laws, regulations and ordinances, which are administered by the relevant regulatory agency or agencies in each jurisdiction. We are required to obtain and hold various licenses, permits and approvals in New Jersey, and the failure to obtain or retain any of these licenses, permits and approvals in New Jersey, such as our gaming license, could have a material adverse effect on our ability to operate the casino. Generally, regulatory authorities have broad discretion in granting, conditioning, renewing, suspending and revoking licenses, permits and approvals. For a summary of New Jersey gaming regulations that affect our business, see "Government Regulation and Other Factors."

                          FORWARD LOOKING STATEMENTS

      This prospectus contains forward looking statements that are subject to risks and uncertainties. In portions of this prospectus, the words "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends" and similar expressions, as they relate to us or our management, are intended to identify forward looking statements. Although we believe that the expectations reflected in such forward looking statements are reasonable, and have based these expectations on our beliefs as well as assumptions we have made, such expectations may prove to be incorrect. You should be aware that these forward looking statements are subject to risks and uncertainties, including financial, regulatory, environmental, industry growth and trend projections, that could cause actual events or results to differ materially from those expressed or implied by the statements. The most important factors that could prevent us from achieving our stated goals include, but are not limited to:

      .   the risks associated with development and construction activities;

      .   our failure to obtain or renew required licenses or permits;

      .   leverage and debt service;

      . the limitation, conditioning, revocation or suspension of any of our gaming licenses or permits;

      . a finding of unsuitability or denial by regulatory authorities of any of our officers, directors, key employees or security holders required to be found suitable;

      .   dependence on existing management;

      . increased competition in Atlantic City or the opening of new gaming jurisdictions, including in Native American lands;

      .   a decline in the public acceptance of gaming;

      . increases in or new taxes or fees imposed on gaming revenues or gaming devices;

      .   adverse economic conditions in our key markets; and

      .   severe or unusual weather in our key markets.

For a discussion of certain of these factors, see "Risk Factors."

      Prospective investors are urged to carefully consider these factors in connection with the forward looking statements. All subsequent written and oral forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our cautionary statements.

      The forward looking statements included herein are made only as of the date of this prospectus. We do not intend, and undertake no obligation, to update these forward looking statements.

                                USE OF PROCEEDS

      We will not receive any cash proceeds from the exchange of the original notes for exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange original notes in like principal amount, which will be cancelled and accordingly will not result in any increase in our indebtedness.

      Our net proceeds from the placement of the original notes were approximately $168.8 million after deducting estimated fees and expenses. The net proceeds, together with $25.0 million of new equity and $12.8 million of financing from the Casino Reinvestment Development Authority:

      . are being used to finance the cost to develop, construct and equip our new hotel tower; and

      . were used to repay an aggregate of approximately $96.4 million of outstanding indebtedness, as of March 15, 2002 which includes (1) borrowings totaling approximately $74.7 million, under our $90.0 million senior credit facility, plus prepayment penalties of $1.1 million and accrued interest of $1.7 million, and (2) our parent's $18.0 million aggregate principal amount of subordinated notes, plus accrued interest of $0.9 million.

      $89.4 million of the net proceeds were deposited into a construction disbursement account. Additionally, $10.0 million of new equity was deposited into a liquidity disbursement account to be used under certain circumstances to provide us with additional liquidity.

      The following table sets forth the sources and uses of funds from the offering of the original notes and related financings, as of March 15, 2002:

    ANTICIPATED SOURCES OF FUNDS                ANTICIPATED USES OF FUNDS
    ----------------------------                -------------------------
                                   ($ IN MILLIONS)
11 1/2% First Mortgage Notes, net of        Development Project Hard Costs (5) $ 85.0
 discount (1)....................... $175.8 Development Project Soft Costs (5)    7.2
CRDA Funds (2)......................   12.8 FF&E Costs (5)....................   14.8
New Equity (3)......................   35.0 Construction Contingency..........    8.5
FF&E Financing (4)..................   14.8 Liquidity Disbursement Account (6)   10.0
                                            Repay Senior Credit Facility (7)..   77.5
                                            Repay Parent's Subordinated Notes.   18.9
                                            Transaction Costs.................    7.0
                                            Working Capital...................    9.5

                                     ------                                    ------
   TOTAL SOURCES.................... $238.4     TOTAL USES.................... $238.4
                                     ======                                    ======

--------
(1)The original notes were sold at 97.686% of their aggregate principal amount. Approximately $89.4 million of the net proceeds of the original note offering was deposited into a construction disbursement account for use in our expansion project pending their use, such funds will be invested in government securities or certain cash equivalents.
(2)The New Jersey Casino Reinvestment Development Authority, the CRDA, will reimburse our construction expenses for the construction of our new hotel tower in the amount of $9.8 million through 2003. In addition Resorts will receive an additional $2.7 million in the aggregate from 2004 through 2008 as further reimbursement for construction expenses. To date, the CRDA has given us $1.5 million which we will apply to the hotel construction project. The CRDA will make an additional $1.5 million available to us for expenses incurred in connection with public improvements relating to the construction of the new hotel tower.
(3)In connection with the closing of the original note offering, our parent's existing stockholders purchased $35.0 million of our parent's equity. Our parent subsequently contributed the proceeds of such sale to us on the closing of the original note offering.
                                             (FOOTNOTES CONTINUED ON NEXT PAGE)

(4)We intend to enter into financing of approximately $20.0 million for furniture, fixtures and equipment, which we expect to be able to obtain after the exchange offer is consummated. We plan to use $14.8 million of this financing to purchase furniture, fixtures and equipment for our new hotel tower and gaming equipment. However, we have not entered into any binding arrangements for such financing and there can be no assurances that any such financing will be obtained.
(5)Development Project Hard Costs include the cost of materials and labor to build the new hotel tower, the construction manager's fee and related insurance costs. Development Project Soft Costs include fees for architects, engineers, consultants, attorneys, government appraisers, one professional and certain other insurance costs. FF&E Costs include the cost of certain furniture, fixtures and equipment for our new hotel tower and gaming equipment. These costs are based on preliminary plans and are subject to change.
(6)$10.0 million was deposited into a segregated account. The funds will be used for working capital in the event that our Adjusted Consolidated EBITDA for any four fiscal quarter period ending on or prior to December 31, 2004 is less than $28.0 million. At the end of the measurement period referred to in the previous sentence, we will be permitted to secure a release of any unutilized amount in the liquidity disbursement account for use in our business or to fund a dividend to our parent to return such unutilized amount to our parent's stockholders. See "Description of the Exchange Notes--Escrowed Funds--Disbursement Accounts--Liquidity Disbursement Account."
(7)Prior to the completion of the original note offering, we repaid all amounts outstanding under our revolving credit facility, approximately $3.0 million as of March 1, 2002, with available cash.

                                CAPITALIZATION

      The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2001. In the "As Adjusted" column, we have made adjustments to give effect to the sale of the outstanding notes, a $35.0 million equity contribution from our parent's existing stockholders, $1.5 million in currently available CRDA funds and the use of these proceeds, including the repayment of amounts outstanding under our revolving credit facility assuming that the sale of the outstanding notes, equity contribution and related application of the proceeds had occurred on December 31, 2001.

      You should read this table in conjunction with our consolidated financial statements and accompanying notes contained elsewhere in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds," and the notes to our consolidated financial statements and unaudited pro forma financial information included elsewhere in this prospectus for additional information.

                                                                            DECEMBER 31, 2001
                                                                           --------------------
                                                                            ACTUAL  AS ADJUSTED
                                                                           -------- -----------
                                                                             ($ IN THOUSANDS)
Cash and cash equivalents(1).............................................. $ 15,363  $ 22,174
                                                                           ========  ========
Disbursement accounts(2)..................................................       --  $ 99,400
                                                                           ========  ========
Total debt (including short-term debt)
   Revolving credit facility(3)........................................... $  4,000  $     --
   Term loans.............................................................   74,700        --
   Other notes payable....................................................    2,013     2,013
   Notes offered hereby, net of discount..................................       --   175,800
   Notes payable to affiliates............................................   18,018        --
                                                                           --------  --------
   Total debt (including short-term debt).................................   98,731   177,813
Stockholder's equity
   Common Stock, $.01 par value; authorized 10,000 shares, 100 shares are
     outstanding actual and 100 shares are outstanding as adjusted........       --        --
   Capital in excess of par(4)............................................   42,879    77,879
   Retained earnings(5)...................................................    7,737     5,580
   Accumulated other comprehensive income.................................      151       151
                                                                           --------  --------
       Total stockholder's equity.........................................   50,767    83,610
                                                                           --------  --------
   Total capitalization................................................... $149,498  $261,423
                                                                           ========  ========

--------
(1)A portion of the unrestricted cash and cash equivalents is required for the day-to-day operations of Resorts, which includes approximately $10.0 million of currency and coin on-hand for casino and hotel operations.
(2)Approximately $89.4 million was deposited into a construction disbursement account and approximately $10.0 million was deposited into a liquidity disbursement account. Following the delivery of financial statements for the four fiscal period ending on December 31, 2004, we will be permitted to secure a release of any unutilized amount in the liquidity disbursement account for use in our business or to fund a dividend to our parent to return such unutilized amount to our parent's stockholders. Pending disbursement, the proceeds will be invested in government securities or certain types of cash equivalents. See "Description of the Exchange Notes--Escrowed Funds--Disbursement Accounts."
(3)On March 19, 2002, we repaid all amounts outstanding under our revolving credit facility with available cash.
(4)Capital in excess of par is adjusted to reflect the $35.0 million equity contribution from our parent.
(5)Retained earnings is adjusted to reflect the write-off of the deferred finance charges on our term loans and the costs incurred in prepayment of the term loans, net of income taxes.

                      RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                   UNAUDITED THREE MONTHS
                       ENDED MARCH 31,         PERIOD FROM       PERIOD FROM                    YEAR ENDED DECEMBER 31,
                  ------------------------- APRIL 25, 2001 TO  JANUARY 1, 2001  -----------------------------------------
                     2002         2001      DECEMBER 31, 2001 TO APRIL 24, 2001     2000          1999          1998
                  ----------- ------------- ----------------- ----------------- ------------- ------------- -------------
                  (SUCCESSOR) (PREDECESSOR)    (SUCCESSOR)      (PREDECESSOR)   (PREDECESSOR) (PREDECESSOR) (PREDECESSOR)
Ratio of Earnings
 to Fixed
 Charges.........    2.31         0.11            2.80              0.38            0.11           --           0.72
                     ====         ====            ====              ====            ====           ==           ====



                      1997
                  -------------
                  (PREDECESSOR)
Ratio of Earnings
 to Fixed
 Charges.........     0.85
                      ====

      For this ratio, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expensed and capitalized, plus the portion of rent expense under operating leases deemed by us to be representative of the interest factor. For the year ended December 31, 1999, earnings were inadequate to cover fixed charges by $9,311. Assuming the closing of the offering of the original notes and application of the related proceeds had occurred on April 25, 2001, the fixed charge ratio for the period from April 25, 2001 to December 31, 2001 would have been 1.24:1.

                            SELECTED FINANCIAL DATA

      The following table sets forth the selected financial data of Resorts International Hotel and Casino Inc., or RIHC, and its Predecessor, Resorts International Hotel, Inc., or RIH, as of and for each of the periods indicated. The selected financial data of RIH as of December 31, 2000, 1999, 1998, and 1997 and for each of the years then ended are derived from RIH's financial statements, which have been audited by Arthur Andersen LLP. The selected financial data of RIH for the period from January 1, 2001 to April 24, 2001 (pre-acquisition period) are derived from RIH's financial statements, which have been audited by Ernst & Young LLP. The selected financial data of RIHC as of December 31, 2001 and for the period from April 25, 2001 to December 31, 2001 (post-acquisition period) are derived from RIHC's financial statements, which have been audited by Ernst & Young LLP, and are included elsewhere in this prospectus. The selected financial data of RIH as of March 31, 2001 and for the three month period then ended is derived from RIH's financial statements, which have not been audited. The selected financial data of RIHC as of March 31, 2002 and for the three month period then ended is derived from RIHC's financial statements, which have not been audited.


                                           YEAR ENDED DECEMBER 31,                    PERIOD FROM       PERIOD FROM
                           ------------------------------------------------------   JANUARY 1, 2001  APRIL 25, 2001 TO
                               1997          1998          1999          2000      TO APRIL 24, 2001 DECEMBER 31, 2001
                           ------------- ------------- ------------- ------------- ----------------- -----------------
                           (PREDECESSOR) (PREDECESSOR) (PREDECESSOR) (PREDECESSOR)   (PREDECESSOR)      (SUCCESSOR)
REVENUES:                                                                    ($ IN THOUSANDS)
Casino....................   $227,574      $219,854      $210,758      $224,259         $68,220          $156,999
Lodging...................     16,514        16,148        15,160        16,412           3,996            10,083
Food and beverage.........     27,085        26,692        25,512        26,039           6,977            17,880
Other.....................     11,344        11,460         8,076         4,973           1,523             4,168
Less casino promotional
 allowances...............    (28,465)      (28,295)      (26,632)      (25,288)         (7,510)          (18,908)
                             --------      --------      --------      --------         -------          --------
   Total net revenues.....    254,052       245,859       232,874       246,395          73,206           170,222
COSTS AND EXPENSES:
Casino....................   $136,977      $131,673      $141,803      $146,324         $42,234          $ 96,403
Lodging...................      3,036         3,454         2,929         4,186             913             1,970
Food and beverage.........     15,973        16,638        15,401        14,716           3,639             9,124
Other operating...........     33,045        30,509        28,762        25,668           8,293            16,680
Selling, general and
 administrative...........     37,988        37,513        35,568        37,727          10,532            21,817
Depreciation and
 amortization.............     14,452        14,722        16,737        17,034           5,325             5,412
Preopening................         --            --         5,398            --              --                --
                             --------      --------      --------      --------         -------          --------
   Total costs and
    expenses..............    241,471       234,509       246,598       245,655          70,936           151,406
                             --------      --------      --------      --------         -------          --------

Operating income (loss)...     12,581        11,350       (13,724)          740           2,270            18,816
Interest expense, net.....    (15,509)      (16,861)      (19,639)      (23,146)         (7,163)           (5,625)
Other expenses............         --            --            --            --              --              (408)
                             --------      --------      --------      --------         -------          --------
Income (loss) before
 income taxes and
 extraordinary item.......     (2,928)       (5,511)      (33,363)      (22,406)         (4,893)           12,783
Provision for income               --            --            --            --              --             5,046
  taxes...................   --------      --------      --------      --------         -------          --------
  Net income (loss) before
   extraordinary item.....   $ (2,928)     $ (5,511)     $(33,363)     $(22,406)        $(4,893)         $  7,737
                             ========      ========      ========      ========         =======          ========
Extraordinary item........     (2,957)           --            --            --              --                --
                             --------      --------      --------      --------         -------          --------
   Net income (loss)......   $ (5,885)     $ (5,511)     $(33,363)     $(22,406)        $(4,893)         $  7,737
                             ========      ========      ========      ========         =======          ========

                            UNAUDITED THREE MONTHS
                                ENDED MARCH 31,
                           ------------------------
                               2001         2002
                           ------------- -----------
                           (PREDECESSOR) (SUCCESSOR)
REVENUES:
Casino....................    $52,054      $58,084
Lodging...................      3,083        3,174
Food and beverage.........      5,386        5,766
Other.....................      1,106        1,289
Less casino promotional
 allowances...............     (5,826)      (6,538)
                              -------      -------
   Total net revenues.....     55,803       61,775
COSTS AND EXPENSES:
Casino....................    $33,104      $35,330
Lodging...................        656          427
Food and beverage.........      2,791        2,829
Other operating...........      6,612        6,167
Selling, general and
 administrative...........      8,078        9,601
Depreciation and
 amortization.............      4,376        1,527
Preopening................         --           --
                              -------      -------
   Total costs and
    expenses..............     55,617       55,881
                              -------      -------

Operating income (loss)...        186        5,894
Interest expense, net.....     (5,696)      (2,231)
Other expenses............         --          (33)
                              -------      -------
Income (loss) before
 income taxes and
 extraordinary item.......     (5,510)       3,630
Provision for income               --       (1,452)
  taxes...................    -------      -------
  Net income (loss) before
   extraordinary item.....    $(5,510)     $ 2,178
                              =======      =======
Extraordinary item........         --      $(2,196)
                              -------      -------
   Net income (loss)......    $(5,510)     $   (18)
                              =======      =======

                                                     DECEMBER 31,
                          -------------------------------------------------------------------
                                                                                               UNAUDITED
                                                                                               MARCH 31,
                              1997          1998          1999          2000         2001        2002
                          ------------- ------------- ------------- ------------- ----------- -----------
                          (PREDECESSOR) (PREDECESSOR) (PREDECESSOR) (PREDECESSOR) (SUCCESSOR) (SUCCESSOR)
BALANCE SHEET DATA:                                      ($ IN THOUSANDS)
Cash and cash equivalents   $ 43,250      $ 23,357      $ 14,541      $ 21,453     $ 15,363    $ 28,757
Total assets.............    391,589       386,622       417,251       410,971      179,144     294,734
Long-term debt, net......    205,925       205,940       272,374       278,337       88,502     176,820
Stockholder's equity.....    119,148       113,637        79,901        57,495       50,767      85,632


                                           YEAR ENDED DECEMBER 31,
                           ------------------------------------------------------
                                                                                    PERIOD FROM  PERIOD FROM
                                                                                    JANUARY 1,    APRIL 25,
                                                                                      2001 TO      2001 TO
                                                                                     APRIL 24,   DECEMBER 31,
                               1997          1998          1999          2000          2001          2001
                           ------------- ------------- ------------- ------------- ------------- ------------
                           (PREDECESSOR) (PREDECESSOR) (PREDECESSOR) (PREDECESSOR) (PREDECESSOR) (SUCCESSOR)
                                                                         ($ IN THOUSANDS)
OTHER OPERATING DATA:
Net cash provided by (used
 in) operating activities.   $ 14,967      $ 10,419      $(20,443)     $ (3,742)      $ 8,838     $   5,845
Net cash used in investing
 activities...............    (22,861)      (24,792)      (44,652)      (14,296)       (2,561)     (110,239)
Net cash provided by (used
 in) financing activities.     29,502        (5,520)       56,279        24,950          (234)      119,757
EBITDA (1)................     24,076        26,072         3,013        17,774         7,595        23,820
Adjusted EBITDA (1).......     36,005        34,743        16,504        24,347         6,973        23,820
Capital expenditures (2)..     19,739        21,837        41,906        11,692         1,229        11,577

                            UNAUDITED THREE MONTHS
                                ENDED MARCH 31,
                           ------------------------




                               2001         2002
                           ------------- -----------
                           (PREDECESSOR) (SUCCESSOR)

OTHER OPERATING DATA:
Net cash provided by (used
 in) operating activities.    $ 9,198     $   8,056
Net cash used in investing
 activities...............     (1,599)     (100,287)
Net cash provided by (used
 in) financing activities.       (235)      105,625
EBITDA (1)................      4,562         5,225
Adjusted EBITDA (1).......      4,562         7,421
Capital expenditures (2)..        932         1,665

--------
(1)EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, management fees, pre-opening expenses, extraordinary items and recurring expense adjustments.

   Adjusted EBITDA is defined as follows:

                                                                                                 PERIOD FROM
                                     YEAR ENDED DECEMBER 31,                    PERIOD FROM    APRIL 25, 2001
                     -------------------------------------------------------  JANUARY 1, 2001  TO DECEMBER 31,
                         1997          1998          1999          2000      TO APRIL 24, 2001      2001
                     ------------- ------------- ------------- ------------- ----------------- ---------------
                     (PREDECESSOR) (PREDECESSOR) (PREDECESSOR) (PREDECESSOR)   (PREDECESSOR)     (SUCCESSOR)
                                                                      ($ IN THOUSANDS)
EBITDA..............    $24,076       $26,072       $ 3,013       $17,774         $7,595           $23,820
Management fees.....      8,972         8,671         8,093         6,573             --                --
Pre-opening expenses         --            --         5,398            --             --                --
Extraordinary items.      2,957            --            --            --             --                --
Recurring expense
 adjustments........         --            --            --            --           (622)               --
                        -------       -------       -------       -------         ------           -------
Adjusted EBITDA.....    $36,005       $34,743       $16,504       $24,347         $6,973           $23,820
                        =======       =======       =======       =======         ======           =======

                      UNAUDITED THREE MONTHS
                          ENDED MARCH 31,
                     -------------------------
                         2001         2002
                     ------------- -----------
                     (PREDECESSOR) (SUCCESSOR)

EBITDA..............    $4,562       $5,225
Management fees.....        --           --
Pre-opening expenses        --           --
Extraordinary items.        --        2,196
Recurring expense
 adjustments........        --           --
                        ------       ------
Adjusted EBITDA.....    $4,562       $7,421
                        ======       ======

   Recurring expense adjustments consist of proforma adjustments for lease payments of $400,000 for certain of our undeveloped real property under a lease agreement and contractual professional services of approximately $222,000 to reflect contractual amounts as if the agreements commenced at the beginning of the year. EBITDA and Adjusted EBITDA are provided because they are measures of financial performance commonly used as indicators of a company's historical ability to service debt. EBITDA and Adjusted EBITDA are presented to enhance an investor's understanding of our operating results. They should not be construed as alternatives to operating income as an indicator of operating performance. They should also not be construed as alternatives to cash flows from operating activities as a measure of liquidity determined in accordance with Generally Accepted Accounting Principles (GAAP). We may calculate EBITDA and Adjusted EBITDA differently from other companies. For further information, see our financial statements and related notes elsewhere in this prospectus.

                                             (FOOTNOTES CONTINUED ON NEXT PAGE)

(2)Of the capital expenditures shown, $10.9 million in fiscal year 1997 was for acquisition of land; $1.3 million in fiscal year 1997, $9.9 million in fiscal year 1998, $36.1 million in fiscal year 1999 and $2.6 million in fiscal year 2000 related to a major renovation to the facility, including the casino floor and hotel public areas; $3.5 million in fiscal year 2000 was for construction of a bus waiting center and related casino floor improvements; and $5.6 million during 2001 was for the conversion of Club 1133. The remaining capital expenditures were recurring capital expenditures related to the maintenance of the facility, including the periodic purchase of new gaming equipment.

      PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

      Our pro forma condensed consolidated statement of operations for the year ended December 31, 2001 give effect to: (a) the consummation of an acquisition, or the Acquisition, pursuant to a Purchase Agreement dated as of October 30, 2000, or the Purchase Agreement, with Sun International North America, Inc., or SINA, and GGRI, Inc., or GGRI, to acquire all of the capital stock of Resorts International Hotel, Inc., or RIH, the Warehouse Assets (as defined in the Purchase Agreement), and all of the capital stock of New Pier Operating Company, Inc. for total consideration of approximately $144.8 million and (b) the financing, or the Acquisition Financing, for the Acquisition, consisting of: (1) proceeds of $42.5 million from the issuance of common stock, (2) borrowings under a credit agreement, or the Credit Facility, which includes $80.0 million in term loans, or the Term Loans, and a $10.0 million revolving credit facility, or the Revolving Credit Facility, (3) a $17.5 million note issued by Colony RIH Holdings, Inc., or CRH, our parent company, to SINA, or the Seller Note, and (4) RIH's available cash. The pro forma condensed consolidated statement of operations give effect to the transactions as if they occurred at the beginning of the period presented. The historical condensed consolidated statement of operations for the year ended December 31, 2001 includes a combination of the following: (i) our consolidated accounts for the period January 1, 2001 to April 24, 2001 and (ii) our consolidated accounts for the period April 25, 2001 to December 31, 2001. The pro forma condensed consolidated statement of operations should be read in conjunction with the our audited financial statements and those notes thereto appearing elsewhere in this prospectus. The pro forma condensed consolidated statement of operations are not necessarily indicative of the results that would have been reported had such transactions actually occurred on the dates specified, nor are they indicative of our future results.

      The pro forma adjustments are based upon available information and upon certain assumptions that we believe are reasonable under the circumstances.

      PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 2001

                                                   ADJUSTMENTS FOR
                                                    THE EFFECT OF
                                        HISTORICAL THE ACQUISITION PRO FORMA
                                        ---------- --------------- ---------
                                                  ($ IN THOUSANDS)
Revenues:
   Gaming..............................  $225,219      $    --     $225,219
   Rooms...............................    14,079           --       14,079
   Food and beverage...................    24,857           --       24,857
   Other...............................     5,691           --        5,691
                                         --------      -------     --------
Gross revenues.........................   269,846           --      269,846
Less: promotional allowances...........   (26,418)          --      (26,418)
                                         --------      -------     --------
       Total net revenues..............   243,428           --      243,428
Cost and expenses:
   Gaming..............................   138,637           --      138,637
   Rooms...............................     2,883           --        2,883
   Food and beverage...................    12,763           --       12,763
   Other...............................    24,973           --       24,973
   Selling, general and administrative.    32,349          622 (a)   32,971
   Depreciation and amortization.......    10,737       (3,123)(b)    7,614
                                         --------      -------     --------
Total costs and expenses...............   222,342       (2,501)     219,841
Operating income.......................    21,086        2,501       23,587
Other income (expense)
   Interest and other income...........     1,104           --        1,104
   Interest expense....................   (13,892)      (3,696)(c)   (9,923)
                                                         7,665 (d)
   Other (expense) income..............      (408)          --         (408)
                                         --------      -------     --------
Income (loss) before income taxes......     7,890        6,470       14,360
Income tax provision...................    (5,046)        (698)(e)   (5,744)
                                         --------      -------     --------
Net income (loss)......................  $  2,844      $ 5,772     $  8,616
                                         ========      =======     ========



 SEE THE ACCOMPANYING NOTES TO THE PRO FORMA UNAUDITED CONDENSED CONSOLIDATED
                           STATEMENTS OF OPERATIONS

  NOTES TO PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

      CRH was formed under the laws of the State of Delaware on March 7, 2001 by affiliates of Colony Capital, LLC, or Colony Capital. We were formed by affiliates of Colony Capital under the laws of the State of Delaware on October 24, 2000. Pursuant to the terms of a Securities Purchase Agreement with Colony Capital, we became a wholly owned subsidiary of CRH on April 25, 2001. CRH and we have not conducted business other than in connection with the Purchase Agreement.

      RIH was formed under the laws of the State of New Jersey and is engaged in the ownership and operation of a casino hotel in Atlantic City, New Jersey. As of the date of the Acquisition, RIH became our wholly owned subsidiary and continued its current business operations.

      The pro forma condensed consolidated statement of operations for the year ended December 31, 2001 presents adjustments to selling, general and administrative expenses relative to contractual changes in arrangements pursuant to the Acquisition, reductions in depreciation and amortization as the result of the recognition of the fair market value of property and equipment and the associated reduction of goodwill, changes to interest expense as a result of the Acquisition Financing, and the related effect of the foregoing adjustments on the provision for income taxes. The changes in arrangements resulting in adjustments to selling, general and administrative expenses include primarily the elimination of SINA management fees, additional rent paid to SINA for certain undeveloped real estate property not acquired by us and additional stand-alone contractual costs resulting from the transaction. The changes to interest expense reflect: (a) additional interest expense on the Term Loans, Credit Facility and the Seller Note, (b) elimination of interest expense on RIH's former revolving credit agreement and senior subordinated unsecured notes that were cancelled in connection with the Acquisition, (c) amortization of deferred financing costs associated with the Acquisition Financing and (d) elimination of amortization of deferred financing costs associated with the former revolving credit agreement and senior subordinated unsecured notes.

      As discussed in Note 2 of our financial statements for the year ended December 31, 2000, RIH did not record an impairment charge under the provisions of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets," although SINA, RIH's parent did, because RIH measured the recoverability of its long-lived assets on the undiscounted cash flows of RIH on a stand-alone basis, whereas SINA measured its impairment in RIH long-lived assets based on asset held for sale criteria. Accordingly, the following pro forma information reflects a reduction in depreciation and amortization resulting from a reduction in the carrying value of fixed assets and goodwill to reflect the fact that the purchase price allocated to fixed assets and goodwill was less than the carrying value of those assets on RIH's books prior to the acquisition.

  ADJUSTMENTS TO THE PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF
                OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001

       (a)To record additional lease payments of $400,000 to SINA for certain undeveloped real estate under a Lease Agreement, dated April 25, 2001, and additional stand-alone contractual professional expenses of approximately $222,000.

       (b)To recognize the decrease in depreciation and amortization expense of approximately $3.1 million related to: (1) the reduction in value of property and equipment to reflect the fair market value and (2) the elimination of the former goodwill.

       (c)To recognize additional interest expense of approximately $3.3 million related to the borrowing of $82.0 million under the Credit Facilities and a $17.5 million Seller Note. To recognize the additional interest expense of approximately $406,000 related to the amortization of deferred financing costs incurred with the Credit Facilities.

       (d)To eliminate interest expense of approximately $7.5 million related to RIH's former revolving credit agreement and senior subordinated unsecured notes that were cancelled in connection with the Acquisition. To recognize a reduction in interest expense of approximately $25,000 related to the amortization of the premium recorded on RIH's former senior subordinated unsecured notes. To recognize the decrease of approximately $178,000 of amortization expense related to RIH's former debt issuance costs.

       (e)To recognize the effect of the foregoing adjustments (excluding the adjustments we believe will have no effect on income taxes) on the provision for income taxes, based on our effective tax rate.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

      This document contains forward looking statements and information that are based on the beliefs of management as well as assumptions made by and information currently available to us. When used in this document, the words "anticipates," "believes," "estimates," "seeks," "operates," "plans," "intends" and similar expressions, as they relate to our management or us, are intended to identify forward looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this prospectus. For a more detailed description of these risks, please see "Risk Factors" and "Forward Looking Statements."

      The financial information contained in "--Results of Operations" and "--Liquidity" provides a comparison of the combination of RIHC and RIH in the current year to that of RIH in the prior year. RIHC is a successor company to RIH and accordingly is on a different basis of accounting than RIH; however, we believe amounts included in revenue and certain costs and expenses are comparable.

      Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that offset the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

OVERVIEW

      Colony RIH Holdings, Inc., or CRH, our parent company, was formed at the direction of Colony Investors IV, L.P., or Colony IV, and an affiliate of Colony Capital, LLC, or Colony Capital, of Los Angeles, California, on March 7, 2001. CRH is owned by Colony IV, Colony RIH Voteco, LLC, another affiliate of Colony Capital, and Nicholas L. Ribis, our Director, Vice President and Secretary. We are a wholly owned subsidiary of CRH and were formed at the direction of Colony IV on October 24, 2000. Resorts International Hotels, Inc., or RIH, is our wholly owned subsidiary. RIH owns and operates Resorts Atlantic City, a casino hotel in Atlantic City, New Jersey.

RIH ACQUISITION

      We entered into a Purchase Agreement with Sun International North America, Inc., or SINA, and GGRI, Inc., dated as of October 30, 2000. Pursuant to the Purchase Agreement, we acquired all of the capital stock of RIH, all of the capital stock of New Pier Operating Company, Inc., or New Pier, and certain related assets, on April 25, 2001. The acquisition of the capital stock of RIH, the capital stock of New Pier and the assets is referred to herein as the "Acquisition."

RENOVATION OF RESORTS

      Several significant events have affected the operating results of Resorts since 1999. Prior to our purchase of Resorts, SINA implemented a substantial renovation of the Ocean Tower, casino floor, hotel porte cochere and lobby area. The renovation adversely impacted gaming operations for much of 1999 as large portions of the gaming floor were closed during the renovation period from February 1999 through June 1999. Although the renovation significantly improved the facility's appearance and functionality, several factors relating to the renovation, such as the decommissioning of gaming space, adversely impacted Resorts' performance in 1999. SINA was only partially successful in regaining the customers lost during this period. SINA also raised slot hold percentages well above Atlantic City market averages during this period which when combined with unfocused marketing resulted in a significant drop in overall slot revenue.

MANAGEMENT INITIATIVES

      Our management team joined Resorts in February 2000 and subsequently put into practice a number of successful initiatives that ultimately took effect between six and twelve months after their implementation and we believe we will continue to realize the benefits of these initiatives in 2002. Such initiatives included: shifting marketing focus to mid-level slot customers and mid- to high-level table game customers, completely reengineering our customer database, lowering slot hold percentages to market norms, implementing direct marketing programs and a new slot club, discontinuing several unsuccessful promotions, adding a new bus center and expanding our gaming floor. The results of such initiatives are reflected in the significant improvement in our operating results beginning in the third quarter of 2000 to present.

THE EXPANSION

      In July 2002, we plan to begin the construction process of building a new 27-story hotel tower with approximately 400 hotel rooms and suites and a corresponding expansion of our gaming floor. Following completion of construction and subject to the approval of the New Jersey Casino Control Commission, or the NJCCC, we plan to have approximately 99,000 square feet of gaming space and approximately 3,140 slot machines. In addition, we plan to relocate and expand our lobby and porte cochere areas. We expect that the expansion will be completed approximately 24 months from commencement. The expansion is budgeted to cost approximately $115.5 million, which includes $85.0 million of hard construction costs, $7.2 million of soft construction costs, $14.8 million of other costs (including FF&E and gaming equipment) and $8.5 million for contingencies arising in connection with the construction.

RESULTS OF OPERATIONS

COMPARISON OF THREE MONTHS ENDED MARCH 31, 2002 AND 2001


      REVENUES. Gaming revenues were $58.1 million for the three months ended March 31, 2002, an increase of $6.0 million, or 11.5%, from gaming revenues for the comparable 2001 period of $52.1 million.

      Slot revenues were $39.4 million for the three months ended March 31, 2002, an increase of $3.8 million, or 10.7%, from the comparable 2001 period of $35.6 million. This increase was due to an increase in slot handle, or dollar amounts wagered, of $114.4 million, or 24.1%, to $589.9 million, partially offset by a decrease in the net slot hold percentage to 6.7% for the three months ended March 31, 2002 from 7.5% for the comparable 2001 period.

      Table game revenues were $17.9 million for the three months ended March 31, 2002, an increase of $2.1 million, or 13.3%, from table game revenues for the comparable 2001 period of $15.8 million. This increase is attributable to a higher net table game hold percentage of 17.0% for the three months ended March 31, 2002 as compared to 15.2% for the comparable 2001 period.

      Simulcast revenues were $0.8 million for the three months ended March 31, 2002, an increase of $0.1 million, or 14.3%, from simulcast revenues of $0.7 million for the comparable 2001 period.

      Lodging revenues were $3.2 million for the three months ended March 31, 2002, an increase of $0.1 million, or 3.2%, from the comparable 2001 period of $3.1 million. Room revenues decreased due to a lower average room rate of $64.40 for the three months ended March 31, 2002, a decrease of $2.38, or 3.6%, from the comparable 2001 period of $66.78. The decrease in average room rate is attributable to a decline in the complimentary room rate of $2.78, or 4.3%, to $61.66 for the three months ended March 31, 2002 from $64.44 for the comparable 2001 period. For the same period, the average cash room rate increased $14.64, or 19.3%, to $90.60 in 2002 from $75.96 in 2001. The occupancy rate was 88.5%
for the three months ended March 31, 2002 as compared to 84.5% for the comparable period in 2001.

      Food and beverage revenues were $5.8 million for the three months ended March 31, 2002 an increase of $0.4 million, or 7.4%, from the comparable 2001 period of $5.4 million.

      Other revenues, which include revenues from entertainment and other miscellaneous items, were $1.3 million for the three months ended March 31, 2002, an increase of $0.2 million, or 18.2%, from the comparable 2001 period of $1.1 million. Entertainment revenues were $0.6 million for the three months ended March 31, 2002, an increase of $0.2 million, or 50.0%, from the comparable 2001 period, due to an increase in the number of headliner acts from the comparable 2001 period.

      GAMING COSTS AND EXPENSES. Gaming costs and expenses were $35.3 million for the three months ended March 31, 2002, an increase of $2.2 million, or 6.6%, from the comparable 2001 period of $33.1 million. This increase is primarily due to increased promotional and marketing expenses as RIH adjusted its marketing strategy to target more profitable segments of the gaming market and the growth in slot revenues.

      Lodging expenses were $0.4 million for the three months ended March 31, 2002, a decrease of $0.3 million, or 42.9%, from the comparable period of 2001 of $0.7 million. RIH allocates the departmental costs of providing complimentary services to casino patrons to gaming costs and expenses. In 2002, RIH's complimentary occupancy percentage was 80.1% compared to 67.3% in 2001 resulting in a higher allocation of costs, and, therefore, lowered lodging expenses.

      Selling, general and administrative costs were $9.6 million for the three months ended March 31, 2002, an increase of $1.5 million, or 18.5%, from expenses for the comparable 2001 period of $8.1 million. This increase is due to higher wages and related costs, rents, advertising and other miscellaneous corporate expenses.

      Depreciation and amortization expenses were $1.5 million for the three months ended March 31, 2002, versus $4.4 million for the comparable 2001 period. This decrease of $2.9 million, or 65.9%, is due to the reduction in the basis of assets as a result of the Acquisition.

      Interest expense was $2.5 million for the three months ended March 31, 2002, a decrease of $3.6 million, or 59.0%, from the comparable period of 2001 of $6.1 million. This decline is attributable to the reduction in RIH's debt due to the Acquisition. Prior to the March 22, 2002 sale of the First Mortgage Notes, the Company's long-term debt was $88.4 million compared to $278.4 million at March 31, 2001.

      The extraordinary loss on extinguishment of debt includes a $2.4 million write-off of deferred debt issuance costs and a $1.1 million prepayment penalty resulting from the repayment of the Credit Facility.

COMPARISON OF YEARS ENDED DECEMBER 31, 2001 AND 2000

      REVENUES. Gaming revenues were $225.2 million, an increase of $0.9, or 0.4%, from gaming revenues for the comparable 2000 period of $224.3 million.

      Slot revenues were $157.3 million for the year ended December 31, 2001, an increase of $5.3 million, or 3.5%, from the comparable 2000 period. Slot handle for 2001, or the dollar amounts wagered, increased $246.7 million, or 12.8%, while the 2001 net slot hold declined to 7.2% from the 2000 net slot hold of 7.9%. In 2001, RIH benefited from the continuation of its effective marketing programs commenced in 2000 and from new marketing initiatives started in 2001. The decline in the net slot hold results from RIH maintaining its competitive position within the Atlantic City market.

      Table game revenues were $64.8 million for the year ended December 31, 2001, a decline of $4.8 million, or 6.9%, from $69.6 million from the comparable 2000 period. This decrease resulted from a decline in the net table game hold to 14.4% for the year ended December 31, 2001, from 14.9% for the comparable 2000 period, and a decline in the dollar amount of chips purchased of $17.2 million, or 3.7%, to $449.8 million for the year ended December 31, 2001 from the comparable 2000 period of $467.0.

      Simulcast revenues were $3.1 million for the year ended December 31, 2001, an increase of $367,000, or 13.6%, from the comparable 2000 period.

      Lodging revenues were $14.1 million for the year ended December 31, 2001, a decrease of $2.3 million, or 14.2%, from the comparable 2000 period. Lodging revenues declined as the average room rate decreased $11.76, or 14.6%, from the comparable 2000 period. This is attributable to our decision to decrease the complimentary room rate to be more competitive within the Atlantic City marketplace for preferred gaming guests. Overall room occupancy for 2001 remained flat at 89.0% compared to the 2000 period.

      Food and beverage revenues declined $1.2 million, or 4.5%, for the year ended December 31, 2001, from the comparable 2000 period. The average guest check remained relatively constant between the periods, and the number of covers declined in the 2001 period by 74,000, or 4.8%, from the comparable 2000 period. This decline resulted from our decisions to both limit days and hours of operations of certain restaurants.

      Other revenues including entertainment and miscellaneous items were $5.7 million for the year ended December 31, 2001, an increase of $700,000, or 14.4%, over the comparable 2000 period. The increase is attributable to higher entertainment revenues due to the offering of more headliner acts targeted to our gaming patron.

      GAMING COSTS AND EXPENSES. Gaming costs and expenses were $138.6 million for the year ended December 31, 2001, a decrease of $7.7 million, or 5.3%, from the comparable 2000 period. This decrease is principally attributable to reduced promotional marketing costs.

      Lodging costs and expenses were $2.9 million for the year ended December 31, 2001, a decrease of $1.3 million, or 31.1%, from the comparable 2000 period. This decrease is primarily due to reduced promotional expenses and operating efficiencies.

      Food and beverage costs were $12.8 million for the year ended December 31, 2001, a decline of $2.0 million, or 13.3%, from the comparable 2000 period. This decrease is caused by lower food and beverage product cost associated with reduced revenues and operating efficiencies.

      Selling, general and administrative expenses were $32.3 million for the year ended December 31, 2001, a decrease of $5.4 million, or 14.3%, from the comparable 2000 period. This reduction is caused by the elimination of management fees as of October 1, 2000 and lower real estate taxes.

      Depreciation and amortization expenses were $10.7 million for the year ended December 31, 2001, a decrease of $6.3 million, or 37.1%, from the comparable 2000 period. This decrease is due to the reduction in the basis of the assets as a result of the Acquisition.

      Interest expense, net of amortization and interest income, was $12.8 million for the year ended December 31, 2001, a decrease of $10.3 million, or 44.6%, from the comparable 2000 period. This reduction is attributable to a lower level of debt as a result of the Acquisition and a reduced effective interest rate on borrowings.

COMPARISON OF YEARS ENDED DECEMBER 31, 2000 AND 1999

      REVENUES. Gaming revenues were $224.3 million for the year ended December 31, 2000, an increase of $13.5 million, or 6.4%, from gaming revenues for the comparable 1999 period of $210.8 million. All sources of gaming revenues showed increases for this period.

      Slot revenues were $152.0 million for the year ended December 31, 2000, an increase of $5.3 million, or 3.6%, from the comparable 1999 period. This was due to an increase in slot handle, or dollar amounts wagered, of $241.1 million, or 14.3%, to $1,924.6 million, partially offset by a decrease in the net slot hold percentage to 7.9% for the year ended December 31, 2000 from 8.7% for the comparable 1999 period. In 2000, RIH instituted several effective marketing initiatives that had a favorable impact on slot revenues.

      Table game revenues were $69.6 million for the year ended December 31, 2000, an increase of $7.6 million, or 12.3%, from table game revenues of $62.0 million for the comparable 1999 period. This increase resulted from an increase in the net table game hold percentage to 14.9% for the year ended December 31, 2000, from 13.6% for the comparable 1999 period and higher table game drop, or the dollar amount of chips purchased, of $12.2 million, or 2.7%, to $467.0 million for the year ended December 31, 2000, from $454.8 million for the comparable 1999 period.

      Simulcast revenues were $2.7 million for the year ended December 31, 2000, an increase of $700,000, or 36.0%, from the comparable 1999 period.

      Lodging revenues were $16.4 million for the year ended December 31, 2000, an increase of $1.2 million, or 7.9%, from the comparable 1999 period. Lodging revenues increased due to higher occupancy and average room rate. Room occupancy was 87.2% for the year ended December 31, 2000, an increase of 3.5% over the comparable 1999 period. The average room rate was $80.77 for the year ended December 31, 2000, an increase of $3.25, or 4.2%, over the comparable 1999 period. The higher occupancy resulted from increased emphasis on using the hotel to support gaming operations.

      Other revenues including entertainment and miscellaneous items were $5.0 million for the year ended December 31, 2000, a decrease of $3.1 million, or 38.3%, from the comparable 1999 period. Entertainment revenues were $1.5 million for the year ended December 31, 2000, a decrease of $3.5 million from the comparable 1999 period due to a reduction in the number of headliner acts from the prior year.

      GAMING COSTS AND EXPENSES. Gaming costs and expenses were $146.3 million for the year ended December 31, 2000, an increase of $4.5 million, or 3.2%, from the comparable 1999 period. This increase represents higher costs attributable to increased gaming revenues compared to the prior year, principally labor costs and casino win tax.

      Lodging costs and expenses were $4.2 million for the year ended December 31, 2000, an increase of $1.3 million, or 44.8%, from the comparable 1999 period. This increase is directly attributable to increased occupancy compared to the prior year.

      Selling, general and administrative costs were $37.7 million for the year ended December 31, 2000, an increase of $2.1 million, or 5.9%, from expenses of $35.6 million for the comparable 1999 period. This increase is a result of increased promotional marketing expenditures.

      Interest expense, net of amortization and interest income, was $23.1 million for the year ended December 31, 2000, an increase of $3.5 million, or 17.9%, from the comparable 1999 period. This increase is directly attributable to a higher level of advances from SINA's credit facility.

LIQUIDITY

      Our principal source of liquidity is cash flow from operations. For the three months ended March 31, 2002, cash flow from operations approximated $8.1 million, compared to $9.2 million in the same period for the prior year.

      At March 31, 2002, our cash and cash equivalents were $28.8 million as compared to $15.4 million at December 31, 2001. Additionally, at March 31, 2002, we had a restricted cash balance of $99.4 million. Of the restricted cash, $89.4 million has been deposited in a construction disbursement account to be disbursed for the construction of the new hotel tower, and $10.0 million has been deposited in a liquidity disbursement account to be used for working capital in the event our Adjusted Consolidated EBITDA for any four fiscal quarters ending on or prior to December 31, 2004 is less than $28.0 million. At the end of the measurement period referred to in the previous sentence, we will be permitted to secure a release of any unutilized amount in the liquidity disbursement account for use in our business or to fund a dividend to our parent to return such unutilized amount to our parent's stockholders. See "Description of the Exchange Notes--Escrowed Funds--Disbursement Accounts--Liquidity Disbursement Account." A portion of the unrestricted cash and cash equivalents is required for the day-to-day operations of Resorts Atlantic City, which includes approximately $10.0 million of currency and coin on-hand for casino and hotel operations. This amount varies by days of the week, holidays, and seasons.

      For the year ended December 31, 2001, cash flow from operations approximated $14.7 million, compared to cash used by operations of $3.7 million for the comparable 2000 period. Since April 25, 2001, we also had available for our use a five-year term revolving credit facility of $10.0 million, of which $4.0 million was borrowed as of December 31, 2001. We repaid the outstanding balance under our revolving credit facility with available cash on March 19, 2002.

      We expended $12.8 million in capital expenditures in the aggregate for the year ended December 31, 2001, including the purchase of additional slot machines, ordinary maintenance, other property improvements, $5.6 million to convert Club 1133 into a slot parlor with 257 slot machines (which was completed June 30, 2001), and $1.4 million for development plans for a new hotel tower.

      Our cash and cash equivalents at December 31, 2001, were $15.4 million as compared to $21.5 million at December 31, 2000. This decrease is attributable to our continued emphasis on improving our competitive slot position including the opening of a new slot area and the purchase of slot machines, no mandatory principle payments in 2000, payment in 2000 of certain interest expense on our indebtedness by our previous parent company, and the payment of income taxes in 2001. A portion of the unrestricted cash and cash equivalents is required for the day-to-day operations of Resorts, which includes approximately $10.0 million of currency and coin on-hand for casino and hotel operations. This amount varies by days of the week, holidays, and seasons. Due to the change in debt following our acquisition of RIH, our long-term debt decreased from $278.3 million at December 31, 2000 to $88.5 million at December 31, 2001. Our total debt at December 31, 2001 primarily consisted of $74.7 million of borrowings under our senior credit facility, and $18.0 million in subordinate notes issued to SINA by our parent company. We used a portion of the proceeds of the original note offering to repay all of our outstanding senior notes and subordinated notes.

      In connection with the closing of the original note offering, our parent's existing stockholders purchased $35.0 million of our parent's equity. Our parent subsequently contributed the proceeds of the equity sale to us prior to the closing of the original note offering.

      Following the exchange offer, we intend to enter into a $20.0 million equipment note. We intend to use $14.8 million of the equipment note to purchase furniture, fixtures and equipment for our new hotel tower and gaming equipment, which is sometimes referred to herein as the FF&E facility, and a $10.0 million revolving credit facility. We expect that the equipment note will be for a five year term and that the equipment note will require us to pay the principal in equal monthly amounts over the term of the exchange note, and will be collateralized by the equipment purchased, including hotel furniture and fixtures installed in the new hotel tower. We expect that the revolving credit facility will provide a line of credit up to $10.0 million. We are currently negotiating the terms of the equipment note and revolving credit facility with potential lenders, however there can be no assurances that we will enter into the equipment note or revolving credit facility.

      The New Jersey Casino Reinvestment Development Authority, or the CRDA, will reimburse our construction expenses for the construction of our new hotel tower in the amount of $9.8 million through 2003.

Additionally, we will receive an additional $2.7 million payable at the rate of approximately $500,000 per year for the years 2004 through 2008 for reimbursements of expenses relating to the construction of the new hotel tower. Further, approximately $1.5 million was given to us through the CRDA which we will apply to the hotel construction project. The CRDA will make an additional $1.5 million available to us for expenses incurred in connection with public improvements relating to the construction of the new hotel tower. See "Government Regulation and Other Factors."

      We believe that our existing cash and projected operating cash flows will be sufficient to meet the cash requirements of our existing operations, including maintenance, capital improvements and debt service requirements, for the next twelve months and the foreseeable future thereafter. We currently believe that cash requirements of our existing operations beyond the next twelve months and the foreseeable future thereafter will consist of costs relating to construction of the new hotel tower, debt service requirements and capital improvements and replacements in the ordinary course of business, which we expect to be met by the proceeds of the original note offering, existing cash, cash flows from operations, the equipment note and our new revolving credit facility.

CAPITAL EXPENDITURES AND RESOURCES

      In November 2002, we will begin construction of a new, 27-story hotel tower on the site of the existing 166 room Atlantic City Tower at a cost of approximately $115.5 million. The expansion will add approximately 400 hotel rooms and suites. Subject to the approval of the New Jersey Casino Control Commission, the project will add approximately 14,000 square feet of additional gaming space, and 570 slot machines. From the proceeds of the sale of the original notes, $89.4 million has been deposited in a construction disbursement account for use in constructing the hotel tower. Additionally, the New Jersey Casino Reinvestment Development Authority ("CRDA") will reimburse our construction costs in the amount of $9.8 million through 2003 and an additional $2.7 million in the aggregate from 2004 through 2008. The CRDA will also make an additional $1.5 million available for expenses incurred in connection with public improvements relating to the construction of the new hotel tower. We intend to enter into a $20.0 million furniture, fixture and equipment facility and a $10.0 million revolving credit facility. We intend to use $14.8 million of the equipment note to purchase furniture, fixtures and equipment for the new hotel tower and gaming equipment. We are currently negotiating the terms of the equipment note and revolving credit facility with potential lenders, however there can be no assurances that we will enter into the equipment note or revolving credit facility. It is anticipated that the pre-construction process will start as soon as July 1, 2002 and the construction of the new hotel tower will start as soon as November 1, 2002. This project is subject to many variables, including financing, regulatory and governmental approvals and typical delays associated with construction. No assurances can be given as to when this expansion project will commence or if the project will be completed. Through March 31, 2002, we have expended approximately $1.5 million on costs relating to the construction of the new hotel tower. For the three months ended March 31, 2002, we have expended $1.7 million on capital improvements and replacements including the purchases of slot machines and related equipment, computer upgrades and other facility improvements. For the remainder of 2002, we expect capital project spending (in addition to the tower) to total approximately $8.0 million, to include renovations of the casino floor and related areas, purchases of slot machines and associated equipment, the purchase of computer equipment and system upgrades and various facility improvements.

      In 2001, we invested $12.8 million in capital expenditures, which included $5.6 million for the conversion of a closed nightclub into a slot parlor with 257 slot machines, additional slot machines to maintain a current product offering, normal property maintenance, and development costs for the new hotel tower.

      In 2000, we invested $11.7 million in capital expenditures, which included $3.5 million for the construction of a nine-bay bus transportation center. Other capital expenditures included the purchase of approximately 280 slot machines, computer equipment and upgrades to key systems.

      In 1999, we invested $41.9 million in capital expenditures, including completing the renovation of Resorts. The construction included extensive renovations to the casino floor, hotel lobby, guestrooms and suites, room corridors, restaurants, the hotel porte cochere and public areas. In addition, three new restaurants were created, replacing two older restaurants and a VIP player lounge was constructed. We also purchased 343 slot machines and leased 257 slot machines. Other expenditures consisted of various building improvement projects and computer upgrades.

QUARTERLY RESULTS OF OPERATIONS

      The following table sets forth certain unaudited financial information on a quarterly basis for the Company:

                            FIRST        SECOND         THIRD        FOURTH
                           QUARTER       QUARTER       QUARTER       QUARTER
                        ------------- ------------- ------------- -------------
                        (PREDECESSOR) (PREDECESSOR) (PREDECESSOR) (PREDECESSOR)
                                           ($ IN THOUSANDS)
2000
Revenues...............   $ 54,562       $65,185       $71,506       $55,142
Operating income (loss)     (4,894)        1,455         5,167          (988)
Net income (loss)......   $(10,612)      $(4,133)      $(1,496)      $(6,165)

                                                          PERIOD FROM
                                         PERIOD FROM       APRIL 25,
                            FIRST       APRIL 1, 2001     2001 TO JUNE      THIRD      FOURTH
                           QUARTER    TO APRIL 24, 2001     30, 2001       QUARTER     QUARTER
                        ------------- ----------------- ---------------- ----------- -----------
                        (PREDECESSOR)   (PREDECESSOR)     (SUCCESSOR)    (SUCCESSOR) (SUCCESSOR)
                                                        ($ IN THOUSANDS)
2001
Revenues...............    $55,803         $17,403          $45,447        $68,853     $55,922
Operating income (loss)        186           2,084            5,285         11,410       2,121
Net income (loss)......    $(5,510)        $   617          $ 2,138        $ 5,443     $   156

                             FIRST
                            QUARTER
                        ----------------
                          (SUCCESSOR)
                        ($ IN THOUSANDS)
2002
Revenues...............     $61,775
Operating income (loss)       5,894
Net income (loss)......     $ 2,178

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      INTEREST RATE RISK. The First Mortgage Notes have a fixed, 11 1/2% per annum rate. Our interest rate risk is therefore deemed immaterial.

                                   BUSINESS

OVERVIEW

      We own and operate Resorts, a casino hotel in Atlantic City, New Jersey, where we offer casino gaming and other amenities through ownership of an operating subsidiary. We plan to construct a new hotel tower to expand our hotel accommodations and gaming facilities.

      Resorts commenced operations in May 1978 as the first casino hotel opened in Atlantic City. This was accomplished by the conversion of the former Haddon Hall Hotel, a classic hotel structure originally built in the early 1900's, into a casino hotel. Resorts is currently situated on 11.0 acres of land with approximately 310 feet of Boardwalk frontage overlooking the Atlantic Ocean. Resorts currently consists of two hotel towers, the 15-story Ocean Tower and the nine-story Atlantic City Tower. In addition to the casino facilities described below, the casino hotel complex has 645 hotel rooms and suites, a 1,400-seat theater, six restaurants, a VIP slot and table player lounge, an indoor swimming pool, a lounge, a health club and leased retail shops. The complex also has approximately 28,500 square feet of convention facilities, including six large meeting rooms and a 12,000 square foot ballroom.

      Resorts is situated on the Boardwalk of Atlantic City, along with ten of Atlantic City's twelve casinos. Resorts sits at the northern end of the Boardwalk adjacent to the Trump Taj Mahal Casino Resort, which is also adjoined by the Showboat Hotel and Casino. These three properties have a total of approximately 2,700 hotel rooms and approximately 347,000 square feet of gaming space in close proximity to each other. An enclosed pedestrian bridge between Resorts and the Trump Taj Mahal Casino Resort allows patrons of both hotels to move between both casinos without exposure to the weather and readily partake in events at both casino hotels. A similar enclosed pedestrian bridge connects the Showboat to the Taj Mahal, allowing patrons to walk under cover among all three casino hotels. The remaining nine Atlantic City casino hotels are located approximately one-half mile to one and one-half miles to the south on the Boardwalk or in the Marina District of Atlantic City.

      In June 1999, a renovation of Resorts was completed, which included extensive renovations to the casino floor, hotel lobby, hotel rooms and suites and room corridors in the Ocean Tower, restaurants, the hotel porte cochere and public areas and the addition of a new VIP player lounge and three new restaurants. The total cost of the 1999 renovation was approximately $50.0 million.

FACILITIES OVERVIEW

      GAMING FLOOR. Resorts has a casino of approximately 85,000 square feet, including a simulcast and pari-mutuel betting facility of approximately 16,500 square feet. There are approximately 2,570 slot machines, including the 257 slot machines we added on June 30, 2001 to the portion of our gaming area directly adjacent to the Boardwalk, and, for simulcast pari-mutuel betting, five betting windows and five customer-operated terminals. The gaming areas contain approximately 70 table games that consist of blackjack tables, roulette tables, craps tables, and other specialty games that include Caribbean Stud, Baccarat, Mini-Baccarat, Let It Ride, Three-Card Poker, Pai Gow Poker, Big Six and Spanish Twenty-One.

      In December 2000, we completed the addition of a new, $3.5 million nine-bay bus center, which dramatically improved the appearance and convenience of the bus waiting area. The entrance from the new bus center leads patrons directly into the casino, significantly improving the performance of the slot machines located in the immediate area of the bus center. We believe this addition has been extremely well received by our guests. Furthermore, the relocation of the bus waiting area allowed the casino floor to be expanded to include approximately 85 additional slot machines.

      We continually monitor the configuration of the casino floor and the games we offer to patrons with a view towards enhancing customer service and offering the latest gaming products and technology as they are approved by the New Jersey Casino Control Commission, or the NJCCC. We also actively monitor customer trends and preferences toward newer, themed slot games and are committed to meeting these demands with our mix of slot machines. Additionally, we will adjust the amount and type of table games on our gaming floor in anticipation of seasonal changes or special events.

      MEETING ROOMS, RESTAURANTS AND OTHER AMENITIES. Resorts' meeting room facilities consist of a large banquet room with five breakout rooms. In the aggregate, these rooms have the ability to accommodate approximately 2,600 people in 28,500 square feet of space. Meeting rooms range in size from 450 to 12,028 square feet. Although we believe our meeting room facilities are competitive with those offered by other operators in the market, our ability to attract convention and other large meeting traffic is constrained by our limited number and quality of hotel rooms and suites. We believe the increase in number and improved quality of hotel rooms and suites resulting from the expansion will allow us to significantly improve our marketability to conventions, which tend to draw higher margin customers.

      We believe the quality of our restaurants gives us a significant competitive advantage over other casinos in Atlantic City, as we feature several restaurants catering to differing customer tastes and price points. Our restaurants include: Capriccio, Asian Spice, Camelot Steakhouse, Beach Ball Deli, Breadsticks and the Boardwalk Buffet, an all-you-can-eat breakfast, lunch and dinner buffet.

      With a capacity to seat 1,400 patrons in approximately 18,000 square feet of space, the primary purpose of our Superstar Theater is to attract patrons to the casino. Our theater is used to enhance our casino's image as an entertainment facility offering some of the best entertainment in Atlantic City. Recent acts which we believe target our core customer base include Tom Jones, Aretha Franklin, Gladys Knight, Regis Philbin and The Temptations.

      We have a full service salon and spa which offers an array of beauty and body treatments from massages to makeovers. We also have a gym facility and indoor/outdoor pool which is open year-round.

      PARKING. We own a parking garage that is connected to Resorts by an enclosed walkway. During the construction of our new hotel tower, the enclosed walkway will be closed, although alternative access to the casino will be provided from the parking garage. This garage is used for patrons' self-parking and accommodates approximately 700 vehicles. We also own additional adjacent properties consisting of approximately 3.5 acres, which provide parking for approximately 300 vehicles. In addition, we lease approximately 4.4 acres adjoining Resorts from Sun International North America, Inc. which is currently used to provide additional uncovered self-parking for approximately 400 vehicles and valet parking for approximately 415 vehicles.

THE EXPANSION

      RATIONALE FOR THE EXPANSION.   In July 2002, we plan to begin the
construction process of building a new 27-story hotel tower with approximately 400 hotel rooms and suites on the site of our existing Atlantic City Tower and a corresponding expansion of our gaming floor. The expansion is budgeted to cost approximately $115.5 million, which includes $85.0 million of hard construction costs, $7.2 million of soft construction costs, $14.8 million of other costs (including FF&E and gaming equipment) and $8.5 million for contingencies arising in connection with the construction. See "Use of Proceeds." We plan to offer among the highest quality hotel rooms and suites in the Atlantic City market which we believe will attract customers for longer stays. Following the completion of construction, and subject to the approval of the New Jersey Casino Control Commission, or the NJCCC, we plan to have approximately 99,000 square feet of gaming space and approximately 3,140 slot machines. In addition, we plan to relocate and expand our lobby and porte cochere areas creating a central arrival area for guests of both towers. During the construction period, the Ocean Tower and approximately 90% of our gaming floor are expected to remain fully operational. Additionally, the area of our gaming space and the number of our slot machines during construction and upon completion of the new hotel tower is subject to the approval of the NJCCC. We expect that the expansion will be completed approximately 24 months from commencement.

      The expansion is a key component in continuing our strategy of growing our core customer base. We believe that there currently is a significant disparity in the quality of amenities currently offered by our two existing hotel towers, which constrains our ability to attract and retain higher-margin, mid-level slot players and mid-level table game players. We classify our customers according to their gaming budget. We define a low-level slot player as a gaming customer who is willing to gamble less than $400 per sitting, a mid-level slot player as a customer who is willing to gamble $400 to $1,000 per sitting and a high-level slot player as a customer who is willing to gamble more than $1,000 per sitting. We define a low-level table game player as a customer who is willing to gamble less than $5,000 per visit, a mid-level table game player as a customer who is willing to gamble $5,000 to $25,000 per visit, a high-level table game player as a customer who is willing to gamble $25,000 to $100,000 per visit and a premium table game player as a customer who is willing to gamble more than $100,000 per visit.

      Rooms in the Ocean Tower, a classic hotel structure constructed in the 1920's and completely renovated in 1999, are competitive with the hotel rooms offered by other facilities in the Atlantic City market. In contrast, the Atlantic City Tower was built in the 1960's as a motel and consequently has smaller corridors, thinner walls and smaller bathrooms than the hotel rooms offered by the other casino hotels in the Atlantic City market. Based on an analysis of the players we track, we believe the Ocean Tower has historically generated a win per occupied room greater than twice that generated by the Atlantic City Tower.

      We believe the completion and opening of our new hotel tower will increase both our top-line revenues and significantly expand our operating margins for the following reasons:

      . We believe that customers tend to play longer and spend more of their budgeted gaming dollars at the casino hotel in which they stay. Correspondingly, we believe that our new hotel rooms and suites will encourage patrons to stay with us, increase their length of play and spend more of their gaming dollars at our casino, contributing to an increased average win per customer.

      . The new hotel rooms will be among the largest in the Atlantic City market, which we believe will allow us to shift our customer mix to the higher-margin, mid- to high-level slot player and the higher end of our core customer base of table game players.

      . We believe our fixed costs will only marginally increase following the expansion. Consequently, we believe we will generate higher margins from our new hotel rooms and suites and additional slot machines.

      DESIGN AND CONSTRUCTION TEAM. We have assembled what we believe to be a highly qualified team to design and construct our new hotel tower. Our design and construction team includes:

      . We retained Perini Building Company, Inc., or Perini, as construction manager and contractor for our new hotel tower. Perini is the wholly-owned subsidiary of the publicly-traded Perini Corporation. Perini has extensive experience and expertise in the construction of major hotel and resort developments, as well as themed casinos and entertainment venues. Perini is a recognized leader in the construction of casino hotel complexes throughout the United States with more than one million square feet of casino space and 30,000 hotel rooms completed to date. Perini provides general contracting and construction management services. Perini maintains a network of strategically located national offices. Perini has extensive experience with casino projects nationwide and in Atlantic City, including the Trump Taj Mahal Casino Resort, Showboat Hotel and Casino and Harrah's Marina Hotel in Atlantic City; the Paris-Las Vegas Resort in Las Vegas; and the Mohegan Sun Resort in Connecticut.

      . We intend to retain, and are currently negotiating a contract with, the partnership of Bergman, Walls & Associates, Ltd. as the architects for our new hotel tower. Bergman was founded in 1994 as an architectural firm specializing in resort design. While maintaining a specialty in the hospitality industry with an emphasis on casinos, the firm has worked extensively in the commercial, retail, educational and religious arenas, as well as, a number of pro bono projects.

          Bergman is a full-service organization offering design, programming, theming, construction management, model building, rendering, and document control services to its clients. Bergman has worked all over the world, including South America, Europe, Australia and the United States. Bergman has experience with casino projects in Atlantic City, Las Vegas and Detroit. Bergman's previous projects include the Golden Nugget Atlantic City, currently the Hilton, in Atlantic City; Paris-Las Vegas Casino Resort, Caesars Palace High Limit Casino and The Mirage in Las Vegas; and the MGM Grand Detroit Interim Casino in Detroit.

      . Michael Branigan, Construction Consultant, is managing project development and construction of our new hotel tower. Mr. Branigan was formerly an employee of Colony Capital and managed several construction projects for Colony Capital. Mr. Branigan has over 20 years of experience in the construction industry. His recently completed projects include 610 Park Avenue, the Stanhope Hotel and The Inn at 57th Street in New York City; The L'Ermitage Hotel in Los Angeles; and The Orchid at Mauna Lani in Hawaii.

      CONSTRUCTION SCHEDULE. We anticipate the construction of our new hotel tower will be completed approximately 24 months following the closing of the original note offering. Our construction schedule consists of the following stages, some of which may occur simultaneously:

      . finalizing project design drawings, plans and specifications by the architect, which we anticipate will take approximately two months;

      . application for permits, which we anticipate will take approximately one and one-half months;

      . utility relocation, which we anticipate will take approximately one and one-half months;

      . demolition and evacuation of the existing Atlantic City Tower, which we anticipate will take approximately two months; and

      . the construction, which we anticipate will take approximately 18 months.

      CONSTRUCTION CONTRACT. In March 2002, we entered into an agreement with Perini Building Company, Inc., or Perini, as construction manager and contractor, providing for the construction by Perini of our new 27-story hotel tower and expansion of certain of our existing facilities, including our gaming floor. Perini's responsibilities pursuant to the agreement will include demolition, site development, excavation and construction. In performing these services, Perini will engage various subcontractors to perform portions of the work.

      The agreement, based upon The American Institute of Architects', or the AIA, Form A121, with certain modifications, provides that Perini will perform the work as specified in the project design drawings, plans and specifications developed as of the date of the agreement and subject to other assumptions, for a guaranteed maximum price of approximately $89.1 million. The agreement also provides that the guaranteed maximum price will be finalized by amendment to the agreement when the construction documents have been sufficiently completed by the architect to enable Perini to procure accurate subcontractor pricing. The guaranteed maximum price will thereafter be subject to adjustment based upon changes in the scope of work requested by us and change orders issued during the progress of the work. We cannot assure you that the final guaranteed maximum price, or the ultimate construction costs, will be consistent with the current budget.

      The project design drawings, plans and specifications have not been completed at this time, nor have construction drawings (which will constitute the basis for the hiring of subcontractors) been commenced. We anticipate that the project design drawings, plans and specifications and construction drawings will be sufficiently completed to enable Perini to procure accurate subcontractor pricing within 120 days from the closing of the original note offering.

      The agreement provides that Perini's performance of the work will be supported by a payment and performance bond in the amount of the guaranteed maximum price, which bond will be obtained by Perini. The agreement also requires that Perini provide comprehensive public liability insurance, including contractual liability coverage.

      The project is presently budgeted to cost approximately $115.5 million, which includes $85.0 million of hard construction costs, $7.2 million of soft construction costs (including fees for architects, engineers, consultants, attorneys, and government appraisers and insurance costs), $14.8 million of other costs (including FF&E and gaming equipment) and $8.5 million for contingencies arising in connection with the construction work. We believe the project and construction budgets are reasonable and the agreement will include certain incentives designed to put downward pressure on actual construction costs; however, given the risks inherent in the construction process, it is possible that construction costs could be significantly higher than presently anticipated. If construction costs do exceed the amounts set forth in the present construction budget, potential sources to pay such excess include:

       (i)a contingency of approximately $4.1 million included within the guaranteed maximum price (although that contingency will first be available to Perini to cover its own unanticipated cost overruns);

      (ii)our contingency of approximately $4.4 million included within the project budget;

     (iii)liquidated damages available under the agreement as a result of completion delays caused by or otherwise the responsibility of Perini;

      (iv)casualty and/or general liability insurance proceeds;

       (v)performance bond proceeds;

      (vi)Perini, to the extent of its liability under the agreement; and

     (vii)other third parties to the extent of their liability to us under any agreements with us.

      We deposited $89.4 million of the net proceeds from the original note offering into a construction disbursement account for disbursement. The disbursement agreement establishes conditions for the sequencing of funding construction costs and procedures for approving construction change orders and amendments to the construction budget and schedule. The conditions under the disbursement agreement generally provide that funds will be disbursed to us only if we certify that there are sufficient available funds to complete the project.

      ARCHITECTURAL AGREEMENT. We intend to enter into an agreement with Bergman, Walls & Associates, Ltd., for the provision of certain architectural and structural, mechanical and electrical engineering services for the project. These services will include preparing the design development documents and construction documents, as well as assisting us during the bidding phase and providing certain administrative services during the construction phase of the project. The architect will not be responsible for interior design. As compensation for the architect's basic services as well as engineering and consulting services, we anticipate that the agreement will provide for a fee of approximately $4.5 million payable monthly based upon percentage of completion, together with reimbursement of certain expenses. We believe that the agreement will also provide that, upon our request, the architect will furnish additional services in connection with the project for an additional fee to be based upon the architect's hourly rates.

BUSINESS STRATEGY

      Our business strategy is to:

      CAPITALIZE ON RECENT SUCCESSFUL INITIATIVES. Our senior management team joined us early in 2000 and has since significantly improved the operating performance of Resorts, primarily by marketing value driven programs to our core customer base, implementing several cost-cutting initiatives and expanding our casino floor where possible. We are beginning to realize the benefits of these programs and we believe that we will continue to realize these benefits in 2002.

      INCREASE OPERATING LEVERAGE AND EFFICIENCIES. We believe the expansion will improve operating efficiencies by substantially increasing the number of high quality hotel rooms and suites we offer while only marginally increasing our operating expenses. We believe the expansion will allow us to increase the average length of stay of our customers and attract higher-margin, higher-level customers.

      INVEST IN STATE-OF-THE-ART SLOT MACHINES. We are committed to offering our customers the latest themed slot machines and gaming technology. We believe this focus is critical to retaining mid-level slot players, who we believe are more knowledgeable and sophisticated than players in other gaming segments. In connection with the expansion, we plan to add approximately 570 state-of-the-art slot machines to our gaming floor.

      DEVELOP AND EXPAND OUR CORE CUSTOMER BASE. We primarily focus on developing and expanding our mid- to high-level slot customer base, with a secondary focus on our mid- to high-level table game customer base. We continue to refine our bus promotion strategy to target only the most profitable bus markets. We believe that our recent success is the result of marketing initiatives focused on building player loyalty through more efficient use of player information. We believe the primary means of attracting new players will be our ability to offer high quality hotel rooms and suites.

      FOCUS ON CUSTOMER SERVICE. We continue to emphasize the importance of creating a culture focused on customer service. Each employee is extensively trained in their respective functional area to respond immediately to customer needs. Employee compensation at all levels is performance-based, with customer satisfaction being a key basis of evaluation. We believe this promotes an environment in which all employees feel a sense of commitment to customer service.

MARKETING OVERVIEW

      Our marketing programs target middle- and higher-income customers who have the propensity to game. Our reengineered customer database identifies and targets value-added, high-income repeat gaming customers and uses sophisticated player tracking systems to determine the value of customers and provide programs conducive to their level of play.

      We promote Resorts through radio, outdoor and print advertising and direct mailings. The vast majority of future marketing efforts will seek to increase Resorts' market share of drive-in slot players. Management believes drive-in players tend to be higher-income slot customers than customers who travel by bus and tend to spend more of their time in the casino where they are staying.

      We have identified our primary market as the 200-mile radius from Atlantic City, which includes all of New Jersey, New York City, Philadelphia and Baltimore, and our secondary market as the 200 plus-mile radius from Atlantic City, which includes Washington, D.C. The primary market receives the heaviest allocation of marketing resources, with strategically targeted efforts in key outer market areas.

ATLANTIC CITY MARKET

      We believe Atlantic City's strategic location, combined with its core demographics and steady market growth, makes it a compelling gaming market. Atlantic City is located along the most densely populated area of the United States, the New York-Philadelphia-Baltimore-Washington, D.C. corridor.

      The Atlantic City market has demonstrated continued and steady growth, despite several recessions and the recent proliferation of new gaming jurisdictions, including Delaware and Connecticut. Compound annual growth in total gaming revenue has averaged 3.3% since 1990. We directly compete with 11 casino hotels in Atlantic City. The Atlantic City market, as of December 31, 2001, contained approximately 11,500 hotel rooms and suites and 1.23 million square feet of gaming area, including simulcast betting and poker rooms.

      According to the Gaming Observer, Atlantic City hosted approximately 31.3 million visitors in 2001, a 5.7% decrease over 2000, which tallied approximately 33.2 million visitors. In addition, these visitors spent over $4.3 billion in the local economy and kept the 11,478 rooms in the Atlantic City market 92.4% occupied.

      The table below showing Atlantic City visitation statistics indicates these figures are generally in line with historical patterns.

      GAMING       %                   %
      REVENUE   INCREASE   NUMBER   INCREASE
       ($ IN   OVER PRIOR OF HOTEL OVER PRIOR OCCUPANCY %
YEAR BILLIONS)    YEAR     ROOMS      YEAR       HOTEL
---- --------- ---------- -------- ---------- -----------
1995   $3.7        --       9,260       --       91.2%
1996    3.8       2.7%     10,280     11.0%      89.7
1997    3.9       2.6      10,987      6.9       87.5
1998    4.0       2.6      11,947      8.7       87.3
1999    4.2       5.0      11,847     (0.8)      89.6
2000    4.3       2.4      11,452     (3.3)      91.5
2001    4.3       0.0      11,478      0.2       92.4

--------
Data Source: For gaming revenue data, the source is the New Jersey Casino Control Commission; and for hotel room and occupancy data, the source is the Atlantic City Convention Center.

      We believe that the Atlantic City market's overall hotel room and suite inventory is currently, significantly constrained. At the occupancy rates indicated in the table above, there are limited rooms to offer to cash customers and convention-related business. In addition, in 2000, the Atlantic City market had a ratio of gaming revenues to hotel rooms of 377,034:1, while the Las Vegas market (comprised of downtown, the strip and the Boulder strip) had a similar ratio of 48,918:1. We believe the lack of available rooms, especially during the summer months and on weekends, has hampered the growth of the Atlantic City market. We believe the Atlantic City market has responded, and will continue to respond, favorably to increased hotel room and suite capacity and that gaming operators that have constructed hotel room and suite additions have experienced higher operating margins following completion of such additions. We believe that gaming operators who experienced growth in gross operating profit, in part as a result of hotel room and suite additions, include:

      . The Atlantic City Tropicana, which added over 600 hotel rooms in 1996 and experienced an increase in its operating profit margin from 18.0% in 1997 to 24.1% in 2000;

      . Caesars Atlantic City, which added over 500 hotel rooms in 1997 and experienced an increase in its operating profit margin from 27.3% in 1998 to 29.9% in 2000;

      . Atlantic City Hilton, which added over 275 hotel rooms in 1997 and experienced an increase in its operating profit margin from 13.0% in 1998 to 20.2% in 2000; and

      . Harrah's Atlantic City, which added over 400 hotel rooms in 1997 and experienced an increase in its operating profit margin from 28.5% in 1998 to 34.5% in 2000.
--------
Data Source: New Jersey Casino Control Commission

The other casino hotels in Atlantic City that did not undertake room expansion projects during this time period experienced average operating profit margins of 20.8% in 1997, 21.5% in 1998, 20.1% in 1999 and 21.1% in 2000. Furthermore,
we believe the low amount of additional hotel room and suite capacity developed since 1998 has constrained the growth of the Atlantic City market.

      The Atlantic City market has a strong "locals" component, which includes gaming patrons that generally live within 150 miles of Atlantic City. As a result of this close vicinity, we believe the Atlantic City customer tends to frequent the casinos in the market more than customers in destination-based markets such as Las Vegas. We believe the Atlantic City customer tends to be more sophisticated and sensitive to changes in slot hold percentage than customers in other gaming jurisdictions. Additionally, we believe that the locals component of the Atlantic City market results in a more stable stream of cash flows that is less susceptible to economic downturns than that of destination-based markets.

      Slot play has become increasingly popular with Atlantic City gaming patrons. This popularity is partially due to technological improvements such as bill and coupon acceptors, video poker and themed slot machines that have increased convenience and entertainment value. Additionally, slot machines tend to generate higher margins than table games, and Atlantic City gaming operators have correspondingly increased the number of slot machines in favor of table games on their gaming floors. This trend is evidenced by the 14.3% increase in the number of slot machines in the Atlantic City market since 1996 as compared to the 10.3% decrease in the number of table games. From 1996 to 2001, slot revenues increased from 68.7% of total casino revenues in the Atlantic City market to 72.8% of total casino revenues in 2001.

      We believe that Atlantic City gaming operators, including Resorts, have become increasingly focused on improving quality of revenues in recent years. This trend is evidenced by the market's reduced reliance on promotional expenses and allowances, such as bus packages and customer give-away promotions. Although such promotions can drive top-line growth, we believe they result in lower operating margins as they are generally matched by competitors.

      Significant private and public investment in the Atlantic City market has been made over the past few years. In 1984, the New Jersey State Legislature created the Casino Reinvestment Development Authority, or CRDA, a state agency that effectively levies a 1.25% tax on gross gaming revenues and oversees the expenditure of such funds to rebuild Atlantic City through an organized master plan. See "Government Regulation and Other Factors." Some of the most significant improvements to Atlantic City as a result of this initiative include:

      .   the $268.0 million Atlantic City Convention Center;

      . the $84.0 million renovation of the entrance to the Atlantic City Expressway;

      . the recently completed $330.0 million Atlantic City Tunnel project connecting the Atlantic City Expressway to the Marina District;

      .   $225.0 million in CRDA housing;

      .   the construction of a $14.5 million minor league baseball stadium; and

      . the $90.0 million refurbishment of the Boardwalk Convention Center Hall into a special events venue.

      Additionally, the CRDA has undertaken an enhancement project of North Carolina Avenue, which will allow for improved traffic flow in Atlantic City. Upon completion, North Carolina Avenue will serve as the primary thoroughfare from the Marina District to the Boardwalk, thereby promoting traffic flow to Resorts' entrance, which is located on North Carolina Avenue. Recently, Cordish Co., or Cordish, announced the development of an approximate 300,000 square foot retail and entertainment complex adjacent to the Atlantic City Convention Center. The project's estimated cost is $76.0 million and is scheduled to be completed in Summer 2003. Cordish has entered into a final development agreement with CRDA who owns the property and will assist in financing the project.

      Several gaming operators have announced new development or expansion projects which we believe will attract new, higher-margin customers and alleviate hotel room and suite inventory constraints. The most significant addition to the Atlantic City market will be the completion by Boyd Gaming Corporation and MGM Grand, Inc. of a resort complex located in the Marina District to be named the "Borgata." We believe the Borgata will attract a younger gaming customer and will increase the size and profitability of the overall market. In addition, we believe the Borgata will be Atlantic City's first destination-based resort and will drive additional traffic to the Boardwalk due to the longer estimated length of stay of the Borgata's target customers. In addition to the construction of the Borgata, several Atlantic City Properties have announced or are currently undergoing renovations, including:

      . The Atlantic City Tropicana's $225.0 million expansion that will include construction of an additional 502 hotel rooms and a 200,000 square foot retail, dining and entertainment complex;

      . Harrah's Atlantic City's $113.0 million construction project of an additional hotel tower with 452 rooms and parking garage scheduled to be completed by April 2002 and $80.0 million construction project of a 19,500 square foot lobby/entrance and 28,000 square foot gaming space with an additional 950 slot machines scheduled to be completed Summer 2002;

      . Claridge Casino and Hotel's $25.0 million renovation plan that includes upgrading slot machines, renovating hotel rooms and building a connector to Bally's Park Place;

      . Sands Casino Hotel commenced conversion of a recently acquired structure into hotel suites which is scheduled to be completed June 2002; and

      . Showboat Casino & Hotel's plan to construct an additional 544-room tower to be completed Fall 2003.

COMPETITION

      GENERAL. Competition in the Atlantic City market remains intense. At the present time, there are 12 casino hotels located in Atlantic City, including Resorts, all of which compete for patrons. We believe competition in the Atlantic City market centers on hotel and casino facilities and related amenities; ease of access and parking facilities; services and promotions provided to patrons; and entertainment.

      Substantial new expansion and development activity has recently been completed or has been announced in Atlantic City, which intensifies the pressure in the Atlantic City market. See "--Atlantic City Market."

      COMPETING JURISDICTIONS. Resorts also competes, or will compete, with facilities in the northeastern and mid-Atlantic regions of the United States at which casino gaming or other forms of wagering are currently, or in the future may be, authorized. To a minimal extent, Resorts faces competition from gaming facilities nationwide. Moreover, Resorts also faces competition from various forms of internet gambling.

      Resorts also faces competition from casino facilities in a number of states operated by federally recognized Native American tribes. Pursuant to the Indian Gaming Regulatory Act of 1988, or the IGRA, any state that permits casino-style gaming (even if only for limited charity purposes) is required to negotiate gaming compacts with federally recognized Native American tribes. Under the IGRA, Native American tribes enjoy comparative freedom from regulation and taxation of gaming operations, which provides them with an advantage over their competitors, including Resorts.

      There are currently two gaming properties in Connecticut that compete directly with Atlantic City for gaming patrons, Foxwoods Resort and Casino and the Mohegan Sun Resort. Foxwoods currently offers 24-hour gaming and has approximately 6,400 slot machines, 350 table games, over 1,400 rooms and suites, 21 food and beverage outlets, 18 retail shops, entertainment and a year-round golf course. Also, a high-speed ferry operates seasonally between New York City and Foxwoods. Plans for a high-speed train linking Foxwoods to the interstate highway and an airport outside Providence, Rhode Island, have also been announced.

      The other, the Mohegan Sun Resort in Uncasville, Connecticut, located 10 miles from Foxwoods, has approximately 3,000 slot machines and 190 table games, off-track horse betting, bingo, 20 food and beverage outlets and retail shops. The Mohegan Sun Resort is in the midst of a 4.0 million square-foot expansion entailing the construction of a 115,000 square-foot casino, a 10,000-seat arena, a 34-story hotel tower with 1,200 rooms, 12 new restaurants and two parking garages that will accommodate up to 6,500 vehicles. The project is expected to be completed in Spring 2002.

      In July 1993, the Oneida Nation opened Turning Stone, a casino featuring 24-hour table gaming and electronic gaming machines near Syracuse, New York. In October 1997, the Oneida Nation opened a hotel which included expanded gaming facilities and constructed a golf course and convention center at Turning Stone. Construction of a new 24,000 square foot clubhouse for the Oneida Nation's golf course is expected to commence in Summer 2001 and to be completed in May 2002.

      Other Native American nations are seeking federal recognition and land and negotiating gaming compacts in New York, Rhode Island, Connecticut and other states on the Eastern seaboard, which could further increase competition for gaming customers.

      New York State recently enacted legislation authorizing the New York Lottery to install and operate video lottery terminals at certain horse racetracks located throughout the State. The legislation also authorizes the Governor to enter into six tribal/State gaming compacts with Native American tribes which will provide for the creation and operation of Native American gaming facilities in certain areas of the State, including three compacts providing for gaming facilities in the Catskills region of New York. This legislation has recently been challenged in the New York State courts as being unconstitutional in violation of the New York Constitution, which prohibits commercialized gambling.

      In April 2000, the St. Regis Mohawks announced that Park Place Entertainment Corporation would build and manage a tribal casino in the Catskill Mountains. In May 2000, Park Place Entertainment Corporation agreed to purchase Kutshers Resort for the new St. Regis Mohawks' casino site. In April 2001, a New York State court ruling invalidating compacts allowing Indian casinos in New York put the future of the proposed casino and Turning Stone in doubt. New York State officials plan to appeal the decision. The potential casino is located just 65 miles northwest of New York City and would compete directly with Atlantic City casinos for patrons.

      In the event the New York law is upheld, the Seneca Nation plans to negotiate with New York State to open a casino in Western New York. Approval of the proposed casino would be contingent upon the purchase of additional property that is declared reservation property by the federal government. However, a recent ruling by the federal Interior Department may allow the Seneca Nation to transform its bingo halls into casino-type operations without having to negotiate with New York State.

      Legislation permitting other forms of casino gaming has been proposed, from time to time, in various states, including those bordering the state of New Jersey. Six states have presently legalized riverboat gambling while others are considering its approval, including Delaware. To the extent that legalized gaming becomes more prevalent in New Jersey or other jurisdictions near Atlantic City, competition will intensify. In addition, legislation has from time to time been introduced in the New Jersey State Legislature relating to types of statewide legalized gaming such as video games with small wagers.

GAMING CREDIT POLICY

      Resorts extends credit to selected gaming customers, primarily in order to compete with other casino hotels in Atlantic City that also extend credit to customers. Credit play represented 25% of table game volume at Resorts in 2001, 25% in 2000 and 25% in 1999. The credit play percentage of table game volume for the Atlantic City industry was 21% in 2001, 23% in 2000 and 24% in 1999. RIH's gaming receivables, net of allowance for uncollectible amounts, were $5.2 million as of December 31, 2001, $6.9 million as of December 31, 2000 and $4.8 million as of December 31, 1999. The collectibility of gaming receivables has an effect on results of operations and management believes that overall collections have been satisfactory. Atlantic City gaming debts are enforceable under the laws of New Jersey and certain other states, although it is not clear whether other states will honor this policy or enforce judgments rendered by the courts of New Jersey with respect to such debts.

SECURITY CONTROLS

      Gaming at Resorts is conducted by trained personnel and supervised by RIH. Prior to employment, all casino personnel must be licensed under the NJCCA. Security checks are made to determine, among other matters, that job applicants for key positions have had no criminal ties or associations. RIH employs extensive security and internal controls at its casino. Security at Resorts utilizes closed circuit video cameras to monitor the casino floor and money counting areas. The count is observed daily by representatives of NJCCC.

SEASONAL FACTORS

      RIH's business activities are affected by seasonal factors that influence New Jersey tourism. Higher revenues and earnings are typically realized during the middle third of the year.

EMPLOYEES

      As of December 31, 2001, we had approximately 3,000 employees, including approximately 800 casino employees, 800 food and beverage employees, 200 security employees, 150 administrative support employees, 370 hotel employees, 425 marketing and entertainment employees, 115 facilities employees, 45 parking employees and a senior management team of approximately 12 members. All of our employees have completed our customer service program during which they were taught to function on the highest level of service and professionalism within their specific segment. Following the completion of the expansion, we expect to have approximately 3,200 employees.

      We believe that our employee relations are satisfactory. Approximately 1,300 of our employees are represented by unions. Of these employees, approximately 1,000 are represented by the Hotel Employees and Restaurant Employees International Union Local 54, whose contract was renewed in September 1999 for a term of five years. There are several union contracts covering other union employees.

      All of our casino employees and certain of our hotel employees must be licensed under the New Jersey Casino Control Act, on NJCCA. Casino employees are those employees whose work requires access to the casino, the casino simulcasting facility or restricted casino areas.

PROPERTIES

      CASINO, HOTEL AND RELATED PROPERTIES. Our core real estate assets consist of developed land and land available for development in Atlantic City which we either own, lease and/or have an option to purchase.

      Land used in the operation of the casino hotel consists of approximately
11.0 acres and is owned in fee simple, except for approximately 1.2 acres of the Resorts site which are leased pursuant to 4.0 ground leases expiring from 2056 through 2067. The 11.0 acres includes approximately 6.0 acres under the Resorts building complex, approximately 3.5 acres of parking lots available for future expansion and approximately 1.0 acre in front of the casino hotel which is utilized for patron valet and related services.

      We also own an approximate 5.5 acre Atlantic Ocean pier site, 2.0 acres of which contained the former Steeplechase Pier. The pier has been removed and we have current federal and state permits to construct a new pier on a portion of the 5.5 acre site, although no decision has been made at this time to develop this location. Atlantic City amended its zoning ordinances to permit casinos, hotel rooms and ancillary amusements on five of the City's pier sites, including our site.

      We have an option to purchase approximately 10.0 acres of real property immediately adjacent to the Resorts site and approximately 2.0 acres of real property located in the Atlantic City metropolitan area pursuant to the Option Agreement, as of April 25, 2001, with SINA, for a total purchase price of $40.0 million. The Option Agreement has a two-year term, which term may be extended for two additional one-year terms upon the payment of a $2.5 million extension fee payable upon each extension. The initial term of the Option Agreement expires in April 2003. Portions of the option property are zoned for casino hotel use and are available for future expansion. Some of the leased option property is currently utilized as a surface parking lot. Pursuant to the terms of the lease agreement, portions of the option property are leased for a term of two years contemporaneous with the terms of the Option Agreement. The lease agreement is automatically extended for a concurrent term upon the extension of the Option Agreement.

      OTHER PROPERTIES. We also own land adjacent to Delaware Avenue in Atlantic City, a portion of which we utilize for a warehouse operation servicing Resorts.

LEGAL PROCEEDINGS

      Various legal proceedings are now pending against us. Management considers all such proceedings to be ordinary litigation incident to the operation of its business. Management believes that the resolution of these claims will not, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations.

      From time to time, we may be involved in routine administrative proceedings involving alleged violations of certain provisions of the NJCCA. However, management believes that the final outcome of these proceedings will not, either individually or in the aggregate, have a material adverse effect on us or on our ability to otherwise retain or renew any casino or other licenses required under the NJCCA, although no assurances can be given.

                    GOVERNMENT REGULATION AND OTHER FACTORS

REGULATION AND GAMING TAXES AND FEES

      GENERAL. Our operations in Atlantic City are subject to regulation under the New Jersey Casino Control Act, or NJCCA, which authorizes the establishment of casinos in Atlantic City, provides for licensing, regulation and taxation of casinos and created the New Jersey Casino Control Commission, or NJCCC, and the Division of Gaming Enforcement to administer the NJCCA. In general, the provisions of the NJCCA concern:

      . the ability, character and financial stability and integrity of casino operators, their officers, directors and employees and others financially interested in a casino;

      . the nature and suitability of hotel and casino facilities, operating methods and conditions; and

      .   financial and accounting practices.

      Gaming operations are subject to a number of restrictions relating to the rules of games, type of games, credit play, size of hotel and casino operations, hours of operation, persons who may be employed, companies which may do business with casinos, the maintenance of accounting and cash control procedures, security and other aspects of the business.

      There were significant regulatory changes in recent years. In addition to the approval of new games, the NJCCA was amended to allow casinos to expand their casino floors before building the requisite number of hotel rooms, subject to approval of the NJCCC. This amendment was designed to encourage hotel room construction by giving casino licensees an incentive and an added ability to generate cash flow to finance hotel construction. Previous law only allowed for casino expansion if a casino built new hotel rooms first. In addition, the maximum casino square footage has been increased from 50,000 square feet to 60,000 square feet for the first 500 qualifying rooms and the current law allows for an additional 10,000 square feet for each additional 100 qualifying rooms over 500, up to a maximum of 200,000 square feet. Future costs of regulation have been reduced as new legislation no longer requires hotel employees to be registered, extends the term for casino and casino key employee license renewals from two years to four years and allows greater efficiency by either reducing or eliminating the time permitted to allow the NJCCC to approve internal controls, patron complimentary programs and the movement of gaming equipment.

      CASINO LICENSE. A casino license is initially issued for a term of one year and must be renewed annually by action of the NJCCC for the first two renewal periods succeeding the initial issuance of a casino license. The NJCCC may renew a casino license for a period of four years, although the NJCCC may reopen licensing hearings at any time. A license is not transferable and may be conditioned, revoked or suspended at any time upon proper action by the NJCCC. The NJCCA also requires an operations certificate, which, in effect, has a term coextensive with that of a casino license.

      In January 2000, our license was renewed until January 31, 2004.

      RESTRICTIONS ON OWNERSHIP OF EQUITY AND DEBT SECURITIES. The NJCCA imposes certain restrictions upon the ownership of securities issued by a corporation that holds a casino license or is a holding, intermediary or subsidiary company of a corporate licensee, or collectively, a Holding Company. For example, the sale, assignment, transfer, pledge or other disposition of any security issued by a corporation, which holds a casino license, is conditional, and shall be ineffective if disapproved by the NJCCC. If the NJCCC finds that an individual owner or holder of any securities of a corporate licensee or its Holding Company must be qualified and is not qualified under the NJCCA, the NJCCC has the right to propose any necessary remedial action. In the case of corporate holding companies and affiliates whose securities are publicly traded, the NJCCC may require divestiture of the security held by any disqualified holder who is required to be qualified under the NJCCA.

      In the event that entities or persons required to be qualified refuse or fail to qualify and fail to divest themselves of such security interest, the NJCCC has the right to take any necessary action, including the revocation or suspension of the casino license. If any security holder of the licensee or its holding company or affiliate who is required to be qualified is found disqualified, it will be unlawful for the security holder to:

      .   receive any dividends or interest upon any such securities;

      . exercise, directly or through any trustee or nominee, any right conferred by such securities; or

      . receive any remuneration in any form from the corporate licensee for services rendered or otherwise.

Colony RIH Holdings, Inc.'s, or CRH's, amended and restated certificate of incorporation and our certificate of incorporation provide that all securities of CRH and our securities are held subject to the condition that if the holder thereof is found to be disqualified by the NJCCC pursuant to the provisions of the NJCCA, then CRH or we, as the case may be, have the absolute right to repurchase at the lesser of the market price or the purchase price, any security, share or other interest in the corporation.

      REMEDIES. In the event that it is determined that a licensee has violated the NJCCA, or if a security holder of the licensee required to be qualified is found disqualified but does not dispose of his securities in the licensee or holding company, under certain circumstances the licensee could be subject to fines or have its license suspended or revoked.

      The NJCCA provides for the mandatory appointment of a conservator to operate the casino and hotel facility if a license is revoked or not renewed and permits the appointment of a conservator if a license is suspended for a period in excess of 120 days. If a conservator is appointed, the suspended or former licensee is entitled to a "fair rate of return out of net earnings, if any, during the period of the conservatorship, taking into consideration that which amounts to a fair rate of return in the casino or hotel industry." Under certain circumstances, upon the revocation of a license or failure to renew, the conservator, after approval by the NJCCC and consultation with the former licensee, may sell, assign, convey or otherwise dispose of all of the property of the casino hotel. In such cases, the former licensee is entitled to a summary review of such proposed sale by the NJCCC and creditors of the former licensee and other parties in interest are entitled to prior written notice of the sale.

      LICENSE FEES, TAXES AND INVESTMENT OBLIGATIONS. The NJCCA provides for casino license renewal fees, other fees based upon the cost of maintaining control and regulatory activities and various license fees for the various classes of employees. In addition, a casino licensee is subject annually to a tax of 8% of gross revenue, as defined under the NJCCA, and license fees of $500 for every slot machine for use or in use in a casino as of the first of July each year. Also, the NJCCA has been amended to create an Atlantic City fund, or the AC Fund, for economic development projects other than the construction and renovation of casino hotels. Beginning with fiscal year 1999/2000 and for the following three fiscal years, an amount equal to the average amount paid into the AC Fund for the previous four fiscal years shall be contributed to the AC Fund. Each licensee's share of the amount to be contributed to the AC Fund is based upon its percentage of the total industry gross revenue for the relevant fiscal year. After eight years, the casino licensee's requirement to contribute to this fund ceases.

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

      The following table summarizes, for the periods shown, the fees, taxes and contributions assessed upon us by the NJCCC.

                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                  -------------------------------
                                                   1999       2000       2001
                                                  -------    -------    -------
                                                     ($ IN THOUSANDS)
Gaming tax....................................... $17,701    $18,904    $19,433
License, investigation, inspection and other fees   3,603      3,891      4,348
Contribution to AC Fund..........................     307        453        206
                                                  -------    -------    -------
   Total......................................... $21,611    $23,248    $23,987
                                                  =======    =======    =======

      The amended NJCCA requires a licensee to satisfy its investment obligation by purchasing bonds to be issued by the CRDA or by making other investments authorized by the CRDA, in an amount equal to 1.25% of a licensee's gross revenue. If the investment obligation is not satisfied, then the licensee will be subject to an investment alternative tax of 2.5% of gross revenue. Licensees are required to make quarterly deposits with the CRDA against their current year investment obligations. RIH's investment obligations amounted to $3.0 million for 2001, $2.6 million for 2000 and $2.7 million for 1999, and have been satisfied by deposits made with the CRDA. At December 31, 2001, RIH held $5.0 million face amount of bonds issued by the CRDA and had $21.8 million on deposit with the CRDA. The CRDA bonds issued through 2000 have interest rates ranging from 3.5% to 7.0% and have repayment terms of between 20 and 50 years.

      CRDA FUNDS. The CRDA is a public body of the State of New Jersey established pursuant to an amendment of the NJCCA. Resorts has entered into a Credit Agreement with CRDA pursuant to the NJCCA and the rules and regulations governing the CRDA. In accordance with CRDA Resolution 97-90, adopted on April 15, 1997, the expansion was determined to be an "approved project" in accordance with the NJCCA and the rules and regulations governing the CRDA. As such, through 2008, Resorts will receive funds from the CRDA's Atlantic City Fund and South Jersey Fund of $12.4 million in reimbursement payments for approved invoices connected to the construction of the hotel tower. We expect to receive approximately $9.8 million of these funds during the construction process.

      Pursuant to the rules and regulations governing the CRDA, funds deposited by Resorts are deposited into several accounts. One of which is the Atlantic City Housing Fund which finances improving Atlantic City housing. As a result of recent appropriations from this dedicated account, Resorts received a lump sum payment of $1.5 million representing Resorts' share of donations made to the Atlantic City Housing Fund. Resorts will utilize these funds for the projects as they are not restricted to housing use.

      Additionally, in exchange for pledging a portion of the proceeds from Resorts' South Jersey Fund to enhance the credit on recently issued CRDA Bonds, the CRDA has agreed to make an amount of up to $1.5 million available to Resorts to fund public improvements, as approved by the CRDA. We intend to dedicate these funds, as approved by the CRDA to public improvement in and around the project.

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                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

      Set forth below is information as of December 31, 2001 about each of RIH's directors and executive officers. The directors and executive officers of RIH are as follows:

NAME                      AGE POSITION
----                      --- --------
Thomas J. Barrack, Jr.(1) 54  Director
Nicholas L. Ribis(2)      56  Director
Robert L. Clifford        77  Director
Audrey S. Oswell          44  Chief Operating Officer, President and Treasurer
Joseph A. D'Amato(3)      54  Senior Vice President, Chief Financial Officer, and Secretary
Nicholas R. Amato         61  Senior Vice President and General Counsel
Alan J. Rivin             48  Senior Vice President-Hotel Operations
Rosalind Krause           40  Senior Vice President-Casino Operations
John A. Pasqualoni        55  Senior Vice President Slot Operations
Joseph P. Weis            47  Vice President Financial Administration/CIO

--------
(1)Mr. Barrack also serves as our Director, President and Treasurer.
(2)Mr. Ribis also serves as our Vice Chairman, Vice President and Secretary.
(3)Mr. D'Amato also serves as our Vice President.

      THOMAS J. BARRACK, JR. serves as our and RIH's director. He has held this position with us and RIH since October 2000 and April 2001, respectively, excluding the period from June 13, 2001 to August 22, 2001 when he did not serve as director of RIH. He also serves as our President and Treasurer. He has held these positions with us since October 2000. Mr. Barrack also serves as director, President and Treasurer of CRH. He has held these positions with CRH since March 2001. Mr. Barrack is also the sole member of Colony RIH Voteco, LLC. Mr. Barrack serves as director of Continental Airlines, Inc., Public Storage, Inc. and Kennedy-Wilson, Inc., all publicly traded companies, and First Republic Bank, a private company. Mr. Barrack has served as Chairman and Chief Executive Officer of each of Colony Capital, LLC and Colony Advisors, LLC since 1992 and 1991, respectively. Colony Capital, LLC and Colony Advisors, LLC are international real estate investment and management firms.

      NICHOLAS L. RIBIS serves as both our and RIH's director. He also serves as our Vice Chairman, Vice President and Secretary. He has held these positions with us and RIH since October 2000 and April 2001, respectively. Mr. Ribis also serves as director, Vice President and Secretary of CRH. He has held these positions with CRH since March 2001. Mr. Ribis served as President, Chief Executive Officer and director of Trump Hotels and Casino Resorts from 1995 to 2000. Trump Hotels and Casino Resorts engages in investments in real estate and gaming facilities. From January 1993 to January 1995, Mr. Ribis was Chairman of the Casino Association of New Jersey, and has served for seven years on the board of trustees of the CRDA.

      ROBERT L. CLIFFORD serves as director and sole member of the audit committee of RIH. He has held these positions since October 16, 2001. Mr. Clifford has served and continues to serve as counsel to McElroy, Deutsch & Mulvaney since January 1995. Mr. Clifford served as an Associate Justice on the New Jersey Supreme Court from 1973 until his retirement in 1994. Mr. Clifford served as director of the Bank of the Somerset Hills from January 1998 to August 2000.

      AUDREY S. OSWELL serves as Chief Operating Officer, President and Treasurer of RIH. Prior to joining RIH, Ms. Oswell served as President and Chief Operating Officer of Caesars Atlantic City, from January 1999 to February 2000, which also included responsibility for the Sheraton Atlantic City Convention Center Hotel and the management of Dover Downs Slots. Ms. Oswell began her career in the Finance Department of Caesars

Atlantic City in 1979, holding various positions in the Finance and Marketing Departments, including Senior Vice President/Marketing and Executive Vice President/General Manager before being appointed President and Chief Operating Officer. Ms Oswell holds a Masters of Business Administration degree in Marketing from Drexel University and a Bachelor of Arts degree from Temple University.

      JOSEPH A. D'AMATO serves as our Vice President and as the Chief Financial Officer, Senior Vice President and Secretary of RIH. He has held these positions with us and RIH since October 2000 and August 2000, respectively. Mr. D'Amato also serves as Vice President of CRH. He has held this position with CRH since March 2001. Prior to August 2000, Mr. D'Amato served as the acting Chief Operating Officer, from May 2000 until August 2000, and Chief Financial Officer, from November 1999 until August 2000, of Trump Marina. Mr. D'Amato also served as the Chief Operating Officer, from July 1997 until November 1999, and Chief Financial Officer, from April 1997 until July 1997, of Trump Indiana Inc. From January 1997 until March 1997, Mr. D'Amato served as Vice President of the Atlantic City Hilton. Mr. D'Amato is a certified public accountant in New Jersey and Pennsylvania.

      NICHOLAS R. AMATO serves as the Senior Vice President and General Counsel of RIH. He has held these positions since April 2001. From January 1999 until April 2001, Mr. Amato served as the Senior Vice President of Development at Trump Hotels and Casino Resorts. From December 1994 to December 1996, Mr. Amato was the President of the Casino Association of New Jersey. From November 1991 to November 1994, Mr. Amato was the Executive Director of the CRDA.

      ALAN J. RIVIN serves as the Senior Vice President-Hotel Operations of RIH. He has held this position since March 2000. In this capacity, Mr. Rivin has responsibility for all aspects of hotel operations including food and beverage, front office, facilities, security, housekeeping and the health spa. In addition, the divisions retail operations and valet parking report directly to Mr. Rivin. From January 1998 to March 2000, Mr. Rivin served as the Vice President Hotel/Food and Beverage Operations at Caesars Atlantic City. Mr. Rivin joined Caesars Atlantic City in February 1979 as Assistant Food and Beverage Director. Over the next 21 years, he held increasingly responsible positions including Food and Beverage Director, Assistant Vice President of Food and Beverage, Vice President Hotel Operations until he was named Vice President Hotel/Food & Beverage Operations in 1998.

      ROSALIND KRAUSE serves as the Senior Vice President-Casino Operations of RIH. She has held this position since July 2001. From March 2000 to July 2001, Ms. Krause was the Vice President Casino Operations/Marketing of RIH. From April 1988 to March 2000, Ms. Krause was employed at Caesars Atlantic City as the Vice President of Casino Operations/Marketing Services. In 1988, Ms. Krause joined Caesars Atlantic City as a Table Game Pit Manager. During the next 12 years, Ms. Krause held numerous management positions including Director of VIP Services, Assistant Vice President of Casino Marketing and Vice President Casino Services.

      JOHN A. PASQUALONI serves as the Senior Vice President of Slot Operations of RIH. He has held this position since October 2000 after serving as a consultant for several months. In this capacity, Mr. Pasqualoni has responsibility for floor layout design, machine percentaging, product marketing, guest services and training all department personnel. From March 1998 until June 1999, Mr. Pasqualoni served as a principal at Top Gun Gaming, a table game and slot machine development company. From September 1994 until March 1998, Mr. Pasqualoni served as the Vice President of Casino Marketing and Slot Operations at Foxwood's Resort Casino. Mr. Pasqualoni served as the Executive Vice President of Slot Operations, from March 1989 until January 1993, at the Trump Plaza Hotel Casino.

      JOSEPH P. WEIS serves as the Vice President Financial Administration/CIO of RIH. He has held this position since November 2000. From June to November 2000, Mr. Weis was the Vice President of Information Technology of RIH. Prior to joining RIH, Mr. Weis spent sixteen years with the Caesars World organization, serving most recently as Vice President of Finance and Information Systems for Caesars Atlantic City. In addition, Mr. Weis served as acting Chief Financial Officer for Caesars Atlantic City's transition to Park Place

Entertainment. Mr. Weis has also held the positions of Chief Information Officer and Special Projects Director at Caesars Atlantic City and Director of Internal Audit for Caesars World, Inc. Mr. Weis is a certified public accountant in New Jersey.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      We are the wholly-owned subsidiary of CRH. No officer, director, or any other person other than CRH owns any shares of our common stock. We have no outstanding options or convertible securities. RIH is our wholly owned subsidiary. RIH owns and operates Resorts. See "Certain Transactions and Relationships" and "Security Ownership" for information regarding CRH.

EXECUTIVE COMPENSATION

      The following table presents certain summary information concerning compensation paid or accrued for services rendered in all capacities for the two fiscal years ended December 31, 2001 and 2000, to the Vice Chairman of RIH and each of the four other most highly compensated executive officers of RIH, including stock options granted in CRH's class A common stock, par value $.01 per share (the "Class A Common"), and class B common stock, par value $.01 per share (the "Class B Common," collectively, the "CRH Common Stock").

                          SUMMARY COMPENSATION TABLE

                                                                       LONG TERM
                                                                  COMPENSATION AWARDS
                                                               ---------------------------------
                                        ANNUAL COMPENSATION    SECURITIES UNDERLYING OPTIONS (#)
                                     ------------------------- ---------------------------------
                                                                 CLASS A          CLASS B           ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR SALARY ($) BONUS ($) COMMON STOCK     COMMON STOCK     COMPENSATION ($)
---------------------------          ---- ---------- --------- ------------     ------------     ----------------
Nicholas L. Ribis................... 2001  $ 39,928  $300,000     1,105            22,368          $460,126.90(1)
  Vice Chairman                      2000        --        --        --                --                   --
Audrey S. Oswell.................... 2001   600,018   300,000       205             4,153           605,484.96(2)
 President, Chief Operating Officer  2000   496,168    75,000        --                --               796.80(3)
 and Treasurer
Joseph A. D'Amato................... 2001   220,779    75,000       171             3,459             4,475.38(4)
 Senior Vice President of Finance,   2000    70,292    30,080        --                --                80.88(5)
 Chief Financial Officer and
 Secretary
Nicholas R. Amato................... 2001   126,931    65,000        77             1,556            43,125.22(6)
 Senior Vice President and General   2000        --        --        --                --                   --
 Counsel
Alan J. Rivin....................... 2001   202,322    65,000        77             1,556            54,038.01(7)
 Senior Vice President-Hotel         2000   161,549    30,000        --                --               392.83(8)
 Operations

--------
(1)Consists of $460,000 in consulting fees and a one time transaction bonus and $126.90 in life insurance premiums.
(2)Consists of a $600,000 retention bonus paid by Sun International North America, Inc., $3,400 in matching contributions to Ms. Oswell's 401K plan and $2,084.96 in life insurance premiums.
(3)Consists of life insurance premiums.
(4)Consists of $3,400 in matching contributions to Mr. D'Amato's 401K plan and $1,075 in life insurance premiums.
(5)Consists of life insurance premiums.
(6)Consists of $42,094 in reimbursement of relocation and living expenses and $1,031.22 in life insurance premiums.
(7)Consists of a $50,000 retention bonus paid by Sun International North America, Inc., $3,400 in matching contributions to Mr. Rivin's 401K plan and $638.01 in life insurance premiums.
(8)Consists of $76.93 in matching contributions to Mr. Rivin's 401K plan and $315.90 in life insurance premiums.

             OPTION GRANTS IN FISCAL YEAR ENDED DECEMBER 31, 2001

      The following table sets forth summary information concerning individual grants of stock options in CRH Common Stock made during the fiscal year ended December 31, 2001, to each of the executive officers named in the Summary Compensation Table.

                               INDIVIDUAL GRANTS

                                                                                          POTENTIAL REALIZABLE
                                           PERCENTAGE OF TOTAL                              VALUE AT ASSUMED
                      NUMBER OF SECURITIES OPTIONS GRANTED TO                             ANNUAL RATES OF STOCK
                      UNDERLYING OPTIONS    EMPLOYEES IN       EXERCISE PRICE             PRICE APPRECIATION FOR
                        GRANTED (#)          FISCAL YEAR          ($/SHARE)                    OPTION TERM
                      -------------------- ------------------- ---------------            ---------------------
                      CLASS A    CLASS B   CLASS A   CLASS B   CLASS A CLASS B EXPIRATION
        NAME          COMMON     COMMON    COMMON    COMMON    COMMON  COMMON     DATE      5%($)       10%($)
        ----          -------    -------   -------   -------   ------- ------- ---------- ----------  ----------
Nicholas L. Ribis (1)   830      16,778     46.4      46.4     $0.0475 $100.00 04/24/2011 $1,055,184  $2,674,044
                        275       5,590     15.4      15.4      0.0475  100.00 04/24/2011    351,560     890,923
Audrey S. Oswell (2).   205       4,153     11.5      11.5      0.0475  100.00 09/30/2011    261,186     661,897
Joseph A. D'Amato (3)   171       3,459      9.6       9.6      0.0475  100.00 09/30/2011    217,540     551,288
Nicholas R. Amato (4)    77       1,556      4.3       4.3      0.0475  100.00 09/30/2011     97,858     247,992
Alan J. Rivin (5)....    77       1,556      4.3       4.3      0.0475  100.00 09/30/2011     97,858     247,992

--------
(1)On April 25, 2001, CRH granted Mr. Ribis an option to purchase 1,105 shares of Class A Common stock and 22,368 shares of Class B Common stock (collectively, the "Option Shares"), of which approximately 50% of the Option Shares vested on April 25, 2001 and approximately 25% of the Option Shares vest on each of April 25, 2002, 2003, 2004, 2005 and 2006. In addition, approximately 25% of the Option Shares vest on each of April 25, 2002, 2003, 2004, 2005 and 2006 provided CRH achieves the applicable performance targets established by CRH's Board of Directors for that fiscal year.
(2)On October 1, 2001, CRH granted Ms. Oswell an option to purchase 205 shares of Class A Common stock and 4,153 shares of Class B Common stock (collectively, the "Option Shares"), of which approximately 20% of the Option Shares vested on December 31, 2001 and approximately 20% of the Option Shares vest on each of December 31, 2002, 2003, 2004, and 2005 provided CRH achieves the applicable performance targets established by CRH's Board of Directors for that fiscal year. Notwithstanding the foregoing, in the event the CRH fails to meet the applicable performance target for any fiscal year (a "Shortfall Year"), but it achieves more than 100% of its applicable performance target for the fiscal year immediately following the Shortfall Year and the excess is at least the amount of the shortfall in the Shortfall Year, then the Option Shares that would have vested in the Shortfall Year if the performance target had been satisfied shall vest retroactively as if the performance targets in the Shortfall Year had been satisfied.
(3)On October 1, 2001, CRH granted Mr. D'Amato an option to purchase 171 shares of Class A Common stock and 3,459 shares of Class B Common stock (collectively, the "Option Shares"), of which approximately 20% of the Option Shares vested on December 31, 2001 and approximately 20% of the Option Shares vest on each of December 31, 2002, 2003, 2004, and 2005 provided CRH achieves the applicable performance targets established by CRH's Board of Directors for that fiscal year.
   Notwithstanding the foregoing, in the event the CRH fails to meet the applicable performance target for any fiscal year (a "Shortfall Year"), but it achieves more than 100% of its applicable performance target for the fiscal year immediately following the Shortfall Year and the excess is at least the amount of the shortfall in the Shortfall Year, then the Option Shares that would have vested in the Shortfall Year if the performance target had been satisfied shall vest retroactively as if the performance targets in the Shortfall Year had been satisfied.
(4)On October 1, 2001, CRH granted Mr. Amato and Mr. Rivin options to purchase 77 shares of Class A Common stock and 1,556 shares of Class B Common stock (collectively, the "Option Shares"), of which approximately 20% of the Option Shares vested on December 31, 2001 and approximately 20% of the Option Shares vest on each of December 31, 2002, 2003, 2004, and 2005 provided CRH achieves the applicable performance targets established by CRH's Board of Directors for that fiscal year.

   Notwithstanding the foregoing, in the event the CRH fails to meet the applicable performance target for any fiscal year (a "Shortfall Year"), but it achieves more than 100% of its applicable performance target for the fiscal year immediately following the Shortfall Year and the excess is at least the amount of the shortfall in the Shortfall Year, then the Option Shares that would have vested in the Shortfall Year if the performance target had been satisfied shall vest retroactively as if the performance targets in the Shortfall Year had been satisfied.
(5)In the event of any merger, reorganization, consolidation, recapitalization, a sale of substantially all of CRH's assets or other change in corporate structure by reason of any stock dividend, stock split, reverse stock split or other change affecting the Class A Common or Class B Common stock (including any change in circumstances which results in or would result in any substantial dilution or enlargement of the rights granted to, or available for, participants in the plan) an equitable substitution or proportionate adjustment shall be made in the kind, number, and option price of the shares of Class A Common or Class B Common stock.

     AGGREGATED OPTION EXERCISES AND OPTION VALUE AS OF DECEMBER 31, 2001

      The following table sets forth information regarding the value of the unexercised options in CRH Common Stock held by each of the executive officers named in the Summary Compensation Table as of December 31, 2001, based on the market value of CRH Common Stock on that date.

                                                   NUMBER OF SECURITIES OF
                                                   UNDERLYING UNEXERCISED   VALUE OF UNEXERCISED IN-
                                                      OPTIONS AT FISCAL        THE-MONEYOPTIONS AT
                                                        YEAR END (#)         FISCAL YEAR END ($)(1)
                                                  ------------------------- -------------------------
                  SHARES ACQUIRED
                    ON EXERCISE   VALUE REALIZED  EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
                  --------------- --------------- ----------- ------------- ----------- ------------- ------- -------- -------
NAME              CLASS A CLASS B CLASS A CLASS B   CLASS A      CLASS B      CLASS A     CLASS. B    CLASS A CLASS B  CLASS A
----              ------- ------- ------- ------- ----------- ------------- ----------- ------------- ------- -------- -------
Nicholas L. Ribis   --      --      --      --        555        11,188         550        11,180       --    $111,880   $29
Audrey S. Oswell.   --      --      --      --         41           831         164         3,322       --    $  8,310   $ 9
Joseph A. D'Amato   --      --      --      --         34           692         137         2,767       --    $  6,920   $ 7
Nicholas R. Amato   --      --      --      --         15           311          62         1,245       --    $  3,110   $ 3
Alan J. Rivin....   --      --      --      --         15           311          62         1,245       --    $  3,110   $ 3







                  --------
NAME              CLASS B
----              --------
Nicholas L. Ribis $111,800
Audrey S. Oswell. $ 33,220
Joseph A. D'Amato $ 27,670
Nicholas R. Amato $ 12,450
Alan J. Rivin.... $ 12,450

--------
(1)Based upon stock valuations of $0.0523 per share of Class A Common stock and $110 per share of Class B Common stock on December 31, 2001.

EMPLOYMENT AGREEMENTS

      RIH entered into an employment agreement with Audrey S. Oswell on October 1, 2001. Ms. Oswell is currently serving as RIH's Chief Operating Officer, President and Treasurer. The current term of this agreement expires on October 1, 2004, and shall automatically renew for one year terms unless terminated by either party. RIH currently pays Ms. Oswell an annual base salary of $600,000. Ms. Oswell is eligible to receive an annual bonus of 50% of her annual base salary in the event that RIH achieves annual budget and other business plan targets determined by the board. The agreement provides for a guaranteed annual bonus of $300,000 in 2001. Under this agreement, Ms. Oswell is entitled to a monthly automobile allowance of $2,000 and RIH will pay all insurance premiums on such automobile. The following termination benefits are provided by this agreement:

      . if Ms. Oswell is terminated for "Cause," as defined in the agreement, she will receive no additional compensation or termination benefits other than accrued and unpaid base salary, accrued and unused vacation pay and any other benefits to which she is entitled to under any applicable employee benefit plan or program or by reason of applicable law;

      . if Ms. Oswell is terminated "Without Cause," as defined in the agreement, she will receive "Accrued Benefits," as defined in the agreement, a lump sum payment equal to the lesser of 18 months of her base salary or an amount equal to her base salary for the remainder of the unexpired term, provided such amount is not less than six months of her base salary, her medical and dental benefits until she is enrolled in the medical plans of her new employer or the term of the agreement expires and a prorated portion of her annual bonus subject to restrictions;

      . if Ms. Oswell "voluntarily terminates" her employment, as defined in the agreement, or is terminated by reason of death or disability, she will receive no additional compensation or termination benefits other than accrued and unpaid base salary, accrued and unused vacation pay, Accrued Benefits and, if not for voluntary resignation, a prorated portion of her annual bonus subject to restrictions;

      . if Ms. Oswell voluntarily resigns within three months after a "Change of Control," as defined in the agreement, she will receive a lump sum payment equal to the greater of one year of her base salary or an amount equal to her base salary for the remainder of the unexpired term, but in no event exceeding 18 months of her base salary, and medical and dental benefits for 18 months; and

      . if Ms. Oswell is terminated "Without Cause" within six months after a Change of Control, she will receive a lump sum payment equal to the greater of her base salary or an amount equal to her base salary for the remainder of the 18 months' unexpired term, but in no event exceeding 24 months of her base salary, and medical and dental benefits for 18 months.

This agreement also entitles Ms. Oswell to participate in RIH's other standard benefit programs and contains customary confidentiality and competition provisions.

      RIH entered into an employment agreement with Joseph A. D'Amato on October 1, 2001. Mr. D'Amato is currently serving as RIH's Senior Vice President, Chief Financial Officer and Secretary. The current term of this agreement expires on October 1, 2003, and shall automatically renew for one year terms unless terminated by either party. RIH currently pays Mr. D'Amato an annual base salary of $240,000. Mr. D'Amato is also eligible to participate in RIH's bonus program in the event that RIH achieves annual budget and other business plan targets determined by the board. The following termination benefits are provided by this agreement:

      . if Mr. D'Amato is terminated for "Cause," as defined in the agreement, he will receive no additional compensation or termination benefits other than accrued but unpaid base salary, accrued and unused vacation pay and any other "Accrued Benefits," as defined in the agreement;

      . if Mr. D'Amato is terminated other than for "Cause," he will receive a lump sum payment equal to six months of his base salary, Accrued Benefits and medical benefits for the lesser of the period of time for which he is not enrolled in a subsequent employer's medical benefits plan or six months from the date of his termination; provided, however, that if such termination occurs within six months after a "Change in Control," as defined in the agreement, Mr. D'Amato will receive a lump sum payment equal to the greater of six months' base salary or base salary for the remainder of the unexpired term, but in no event exceeding 12 months' base salary; and

      . if Mr. D'Amato voluntarily resigns or is terminated by reason of death or disability, he will receive Accrued Benefits.

This agreement also entitles Mr. D'Amato to participate in RIH's other standard benefit programs and contains customary confidentiality and competition provisions.

      RIH entered into an employment agreement with Nicholas R. Amato on October 1, 2001. Mr. Amato is currently serving as RIH's Senior Vice President and General Counsel. The current term of this agreement expires on October 1, 2003, and shall automatically renew for one year terms unless terminated by either party. RIH currently pays Mr. Amato an annual base salary of $200,000. Mr. Amato is also eligible to participate in RIH's bonus program in the event that RIH achieves annual budget and other business plan targets determined by the board. This agreement also entitles Mr. Amato to participate in RIH's other standard benefit programs and contains customary confidentiality and competition provisions.

      RIH entered into an employment agreement with Alan J. Rivin on October 1, 2001. Mr. Rivin is currently serving as RIH's Senior Vice President-Hotel Operations. The current term of this agreement expires on October 1, 2003, and shall automatically renew for one year terms unless terminated by either party. RIH currently pays Mr. Rivin an annual base salary of $210,000. Mr. Rivin is eligible to participate in RIH's bonus program in the event that RIH achieves annual budget and other business plan targets determined by the board. This agreement also entitles Mr. Rivin to participate in RIH's other standard benefit programs and contains customary confidentiality and competition provisions.

      RIH entered into an employment agreement with Rosalind Krause on October 1, 2001. Ms. Krause is currently serving as RIH's Senior Vice President-Casino Operations. The current term of this agreement expires on October 1, 2003, and shall automatically renew for one year terms unless terminated by either party. RIH currently pays Ms. Krause an annual base salary of $185,000. Ms. Krause is eligible to participate in RIH's bonus program in the event that RIH achieves annual budget and other business plan targets determined by the board. This agreement also entitles Ms. Krause to participate in RIH's other standard benefit programs and contains customary confidentiality and competition provisions.

      RIH entered into an employment agreement with John A. Pasqualoni on October 1, 2001. Mr. Pasqualoni is currently serving as RIH's Senior Vice President of Slot Operations. The current term of this agreement expires on October 1, 2003. RIH currently pays Mr. Pasqualoni an annual base salary of $185,000. Mr. Pasqualoni is eligible to participate in RIH's bonus program. This agreement also entitles Mr. Pasqualoni to participate in RIH's other standard benefit programs and contains customary confidentiality and competition provisions.

      The following termination benefits are provided to Mr. Amato, Mr. Rivin, Ms. Krause and Mr. Pasqualoni pursuant to their employment agreements:

      . if the employee is terminated for "Cause," as defined in the agreement, the employee will receive no additional compensation or termination benefits other than accrued but unpaid base salary, accrued and unused vacation pay and any other "Accrued Benefits," as defined in the agreement;

      . if the employee is terminated other than for "Cause," the employee will receive a lump sum payment equal to six months of the employee's base salary, Accrued Benefits and medical benefits for the lesser of the period of time for which the employee is not enrolled in a subsequent employer's medical benefits plan or six months from the date of the employee's termination;

      . if the employee voluntarily resigns or is terminated by reason of death or disability, the employee will receive Accrued Benefits.

      RIH entered into an employment agreement with Joseph P. Weis on June 5, 2000. Mr. Weis is currently serving as RIH's Vice President Financial Administration/CIO. The current term of this agreement expires on June 5, 2002. RIH currently pays Mr. Weis an annual base salary of $165,000. Mr. Weis is eligible to participate in RIH's bonus program.

      The following termination benefits are provided by this agreement:

      . if the employee either "voluntarily terminates" his employment or is terminated for "cause," as defined in the agreement, the employee will receive no additional compensation or termination benefits other than accrued but unpaid base salary and accrued and unused vacation pay; and

      . if the employee is terminated other than for "cause," the employee will receive a lump sum payment equal to six months of the employee's base salary and medical benefits for the lesser of the period of time for which the employee is not enrolled in a subsequent employer's medical benefits plan or six months from the date of the employee's termination.

This agreement also entitles Mr. Weis to participate in RIH's other standard benefit programs and contains customary confidentiality and competition provisions.

      Options were awarded in 2001 to Audrey S. Oswell, Joseph A. D'Amato, Nicholas R. Amato, Alan J. Rivin, Rosalind Krause and John A. Pasqualoni pursuant to their respective employment agreements.

      VICE CHAIRMAN'S AGREEMENT. We and CRH entered into a Vice Chairman's Agreement with Nicholas L. Ribis on April 25, 2001, as amended. Mr. Ribis is currently serving as our and RIH's director. He also serves as director of CRH. The current term of this agreement expires on April 25, 2006. We currently pay Mr. Ribis annual consulting fees of $240,000 and an annual base salary of $60,000. Mr. Ribis is entitled to an annual bonus based upon achievement of our annual budget and business plan targets approved by our board of directors. The agreement provides for a minimum guaranteed annual bonus of $300,000 in 2001. Mr. Ribis received a one-time transaction bonus payment of $300,000 during the second quarter of 2001. Under this agreement, CRH agreed to grant Mr. Ribis an option to purchase 1,105 shares of its class A common stock at a price of $0.0475 per share and 22,368 shares of its class B common stock at $100 per share, of which 555 shares of class A common stock and 11,188 shares of class B common stock vested on April 25, 2001 and 55 shares of class A common stock and 1,118 shares of class B common stock vest on each of April 25, 2002, 2003, 2004, 2005, and 2006. Additionally, 55 shares of class A common stock and 1,118 shares of class B common stock vest on each of April 25, 2002, 2003, 2004, 2005, and 2006, subject to our satisfying the performance targets established for Mr. Ribis' annual bonus. Upon termination of this agreement under certain circumstances, CRH shall have the right to purchase and Mr. Ribis shall have the right to sell, any shares of capital stock of CRH held by Mr. Ribis. The agreement also contains customary confidentiality and competition provisions.

      The agreement includes the following termination benefits:

      . If Mr. Ribis is terminated without "cause," as defined in the agreement, dies or becomes disabled or Mr. Ribis terminates his services for "good reason," as defined in the agreement, he will be entitled to receive his salary for a period of 12 months following the date of termination and the portion of his annual bonus accrued in the year of termination. The options that would vest in the two-year period following the date of termination shall immediately vest and shall be exercisable for a period of 90 days following the date of termination.

      . If Mr. Ribis is terminated for "cause," as defined in the agreement or Mr. Ribis terminates his services "without good reason," he will receive no additional compensation and all outstanding but unexercised options shall be cancelled.

      The options issued to Mr. Ribis will be accounted for under the fair value method of accounting on the date the shares become vested and will be reflected as compensation expense over the life of the agreement. Further, the common shares purchased by Mr. Ribis will be classified separately from stockholders' equity as "Redeemable common stock" in our balance sheet to reflect the rights granted Mr. Ribis to require CRH to repurchase his shares upon termination of the agreement under certain circumstances.

      DIRECTOR COMPENSATION. As director of RIH, Robert L. Clifford is entitled to an annual retainer fee of $25,000. Mr. Clifford is also entitled to a fee of $2,000 per board meeting which he attends and $350 per hour fee for other services as may be required from time to time by the Company.

EMPLOYEE BENEFIT PLANS

      2001 OMNIBUS STOCK INCENTIVE PLAN. Our parent company is CRH. We have no outstanding options or convertible securities. Our parent's board of directors and stockholders approved the 2001 Omnibus Stock Incentive Plan as of April 25, 2001. As of December 31, 2001, our parent has a total of 2,131 shares of its class A common stock and 43,122 shares of its class B common stock reserved for issuance under the plan. As of December 31, 2001, our parent has outstanding vested options to purchase an aggregate of 690 shares of our class A common stock at a exercise price of $0.0475 per share and 13,955 shares of our class B common stock at a exercise price of $100 per share.

      The plan provides for the grant to eligible persons of: options to purchase our common stock that qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code; options to purchase our common stock that do not qualify as incentive stock options under the Code; restricted and deferred stock awards which are subject to certain transferability restrictions that lapse after specified periods; and awards of shares of common stock in the form of stock appreciation rights and performance shares.

      Our and our parent's employees, directors, officers, and certain consultants and advisors, are eligible to participate in the plan. Under present law, incentive stock options may only be granted to employees. Our parent's board, or a committee of the board, may administer the plan, and has the authority to: select plan participants; determine the nature and extent of the awards made to each plan participant; determine the number of shares of common stock to be covered by each award; determine the duration of the period and vesting schedule for each award; determine the restrictions applicable and conditions under which restrictions shall lapse; determine performance goals for each award of performance shares; prescribe the form of agreements evidencing awards made under the plan; and make all other decisions relating to the administration of the plan.

      Under the plan, the administrator also determines the option's exercise price per share of common stock at the time of grant. Except in the case of any incentive stock options, the exercise price may be less than 100% of the fair market value of a share of our common stock on the day the administrator grants the option. The options are generally granted for a ten-year term, but may terminate earlier if the participant's employment with us terminates before the end of the ten-year period. If a plan participant who holds an incentive stock option also owns, or is deemed to own, more than 10% of the combined voting power of all of our classes of stock, the option period shall not exceed five years, and the exercise price of the option may not be less than 110% of the fair market value on the grant date.

      Under our standard agreement covering stock option grants, if we undergo a change in control, then without any action by the administrator of the plan, all outstanding options may become immediately exercisable in full. Under the standard agreement, a change of control will be deemed to have occurred, among other events, upon:

      .   disposition of all or substantially all of our assets;

      . stockholder approval of a plan of liquidation or dissolution of our company; and

      .   a merger, consolidation, or other business combination, unless

         . prior to an initial public offering, an unrelated party does not own, directly or indirectly, 50% or more of the total voting power of the new entity, or
         . subsequent to an initial public offering of our company, we or our affiliates control the new entity.

      Under our standard agreement covering stock option grants, if we terminate an employee for cause, the unexercised portion of such employee's option shall lapse and be immediately canceled as of the date of termination. If an employee voluntarily terminates employment with us, the unexercised portion of such employee's options, to the extent vested, shall remain exercisable for 90 days after termination, at which time all of such employee's options shall lapse and be canceled.

                    CERTAIN TRANSACTIONS AND RELATIONSHIPS

PURCHASE AGREEMENT

      We entered into a Purchase Agreement with Sun International North America, Inc., or SINA, and GGRI, Inc., dated as of October 30, 2000. Pursuant to the Purchase Agreement, we acquired all of the capital stock of Resorts International Hotel, Inc., or RIH, certain assets used in connection with RIH's business and all of the capital stock of New Pier Operating Company, Inc., or New Pier, on April 25, 2001 in exchange for approximately $127.3 million in cash and a $17.5 million note issued by Colony RIH Holdings, Inc., or CRH, our parent company, to SINA. The acquisition of the capital stock of RIH, the capital stock of New Pier and the assets is referred to in this prospectus as the "Acquisition." As a result of the Acquisition, RIH and New Pier became our direct wholly owned subsidiaries.

OPTION AGREEMENT

      Simultaneously with the closing of the Acquisition, we entered into an Option Agreement, dated April 25, 2001, which gives us the right to acquire certain undeveloped real estate, adjacent to Resorts, owned by SINA for a purchase price of $40.0 million. The Option Agreement has a two-year term, which term may be extended for two additional one-year terms upon the payment of a $2.5 million extension fee, payable upon each extension. We currently lease the property subject to the Option Agreement from SINA pursuant to a Lease Agreement, dated April 25, 2001, with a term concurrent with the term of the Option Agreement.

FINANCING AGREEMENTS

      CRH financed the Acquisition and paid related fees and expenses with:

      . proceeds from the issuance of common stock to Colony IV, Voteco and Mr. Ribis, totaling approximately $42.5 million,

      .   a $17.5 million note issued by CRH to SINA,

      . borrowings totaling approximately $82.0 million by us, guaranteed by CRH, under a $90.0 million credit facility, and

      .   RIH's available cash, totaling approximately $7.8 million.

      The note issued by CRH to SINA paid interest at a rate of 12.5% per annum. The interest was payable semi-annually, 50% in cash and 50% in additional subordinated notes with the principal due April 25, 2008. The credit facility was comprised of term loans and a revolving credit facility. The principal lender under the credit facility was Merrill Lynch Capital Corporation and assignments by lenders were restricted by gaming law requirements. The loans under the credit facility were secured by substantially all of our, CRH's and, directly or indirectly, RIH's assets, including a pledge of all of our and RIH's capital stock, mortgages on all material real property owned or leased by us or RIH and our or RIH's accounts receivable, inventory, equipment and intangibles. The maturity date for the revolving credit facility was April 25, 2006 and the maturity date for the term loans was the last business day of either December 2005 or March 2007. The principal balance of the term loans were reducible on a quarterly basis, commencing June 29, 2001. Interest on borrowings outstanding were either at LIBOR or an alternative base rate, plus an applicable margin in each case. The applicable margins were calculated based on our leverage ratio, as defined in the credit agreement. The credit facility contained a number of covenants that, among other things, restricted our and RIH's, and our respective subsidiaries, ability to incur additional indebtedness, create liens on assets, dispose of assets, make investments, loans, or advances, engage in mergers or consolidations, pay dividends, engage in certain transactions with affiliates, change their respective line of business and otherwise restrict certain corporate activities. In addition, under the credit facility, we and our subsidiaries were required to maintain specified financial ratios, satisfy specified financial tests, including interest coverage and leverage tests, and limit capital expenditures. The credit facility contained events of default customary for facilities of this nature.

      During the period from April 25, 2001 to December 31, 2001, we paid approximately $320,000 for fees and expenses incurred by affiliates of Colony Capital, our principal stockholder, and our directors.

      We used approximately $18.9 million of the proceeds of the original note offering to repay our parent's subordinated notes in full and $77.5 million of the credit facility, plus accrued interest and prepayment penalties thereon.

TRANSFER RESTRICTION AGREEMENT

      Shares of CRH's class A common stock held by Colony RIH Voteco, LLC, or Voteco, a beneficial owner of more than 5% of the outstanding class A common stock, are subject to a Transfer Restriction Agreement, dated April 25, 2001, by and among Voteco, Mr. Barrack, a Board director and sole member of Voteco, and Colony IV, a beneficial owner of more than 5% of the outstanding class B common stock. The Transfer Restriction Agreement provides, among other things, that:

      . Colony IV has the right to acquire shares of class A common stock from Voteco on each occasion that shares of class B common stock held by Colony IV would be transferred to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, from, and has made all filings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws; and

      . Voteco will not transfer ownership of shares of class A common stock owned by it except pursuant to such option of Colony IV.

Colony IV required Voteco and Mr. Barrack to enter into the Transfer Restriction Agreement to restrict the ability of Voteco and Mr. Barrack, without the assent of Colony IV, to obtain personal benefit from any control premium or price appreciation associated with the shares of class A common stock or to transfer control of RIH to a third party. The per share exercise price of Colony IV's option under the Transfer Restriction Agreement has been set to reimburse Voteco for its original cost of acquiring shares of class A common stock on April 25, 2001, plus interest accruing at a rate of 6% per year on the original purchase price.

STOCK PURCHASE TRANSACTIONS

      On April 25, 2001, in connection with the acquisition of Resorts Atlantic City (the "Acquisition"), a casino hotel in Atlantic City, New Jersey, by RIHC, pursuant to a Purchase Agreement, dated October 30, 2000, by and between RIHC, Sun International North America, Inc. and GGRI, Inc., Mr. Ribis, a Board director, acquired 1,050 shares of class A common stock at a price of $0.0475 per share and 21,250 shares of class B common stock of CRH at a price of $100 per share for $2,125,050 in cash. Concurrently, Voteco acquired 19,950 shares of class A common stock at a price of $0.0475 per share for $950 in cash and Colony IV acquired 403,740 shares of class B common stock at a price of $100 per share for $40,374,000 in cash and 100 shares of RIHC Common stock.

      On March 22, 2002, in connection with the sale by RIHC of $180.0 million aggregate principal amount of 111/2% First Mortgage Notes due 2009, Mr. Ribis acquired 865 shares of class A common stock at a price of $0.0475 per share and 17,500 shares of class B common stock at a price of $100 per share for $1,750,041.09 in cash. Concurrently, Voteco acquired 16,430 shares of class A common stock at a price of $0.0475 per share for $780.43 in cash and Colony IV acquired 332,492 shares of class B common stock at a price of $100 per share for $33,249,200 in cash. Our parent subsequently contributed the proceeds of the equity sale to us prior to the closing of the original note offering.

SHAREHOLDERS AGREEMENT

      On April 25, 2001, CRH, Voteco, Colony IV and Mr. Ribis, entered into a Shareholders Agreement. Pursuant to the terms of the Shareholders Agreement, Mr. Ribis and any other future employee shareholder, or an

Employee Shareholder, will be prohibited from transferring any shares of CRH's capital stock prior to the initial public offering of CRH's common stock. In the event Mr. Ribis or any Employee Shareholder proposes to transfer any shares of CRH's capital stock, CRH, then Voteco and Colony IV have a right of first offer on such transfer. In the event that Colony IV or Voteco sell their respective holdings or a substantial portion of their respective holdings of CRH's capital stock, Mr. Ribis and other Qualified Shareholders, as defined in the Shareholders Agreement, have the right to participate in the sale on the same terms.

      All holders of CRH's common stock who are party to the Shareholders Agreement have "piggyback" registration rights. If CRH registers any of its equity securities, the investors may require CRH to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, of any such offering, has the right, subject to certain conditions, to limit the number of registrable securities. In general, CRH will bear all fees, costs and expenses of any such registrations, other than underwriting discounts and commissions.

VICE CHAIRMAN'S AGREEMENT

      CRH and RIHC entered into a Vice Chairman Agreement with Mr. Ribis on April 25, 2001, as amended. See "Management--Employment Agreements."

INDEMNIFICATION AGREEMENT

      The directors and certain executive officers of CRH will enter into an Indemnification Agreement. Under the Indemnification Agreement, CRH shall indemnify to the fullest extent permitted by law, against all expenses, liability and loss reasonably incurred or suffered by the director or executive officer in connection with any action, suit or proceeding (other than an action by or in the right of CRH) in which the director or executive officer is or was a party, is threatened to be made a party to or is involved in by reason of his or her position with CRH or his or her serving at the request of CRH as an officer or director of another enterprise.

MCELROY, DEUTSCH & MULVANEY

      McElroy, Deutsch & Mulvaney provides legal services to RIH. Mr. Clifford, a director of RIH, is counsel to McElroy, Deutsch & Mulvaney.

NOTE PURCHASE

      In addition, the holder of our parent's subordinated notes, Sun International North America, Inc. (or one of its affiliates), purchased approximately $5.0 million aggregate principal amount of the original notes.

                              SECURITY OWNERSHIP

      We are the wholly owned subsidiary of CRH. We have no outstanding options or convertible securities. Resorts International Hotel and Casino, Inc., or RIH, is our wholly owned subsidiary. RIH owns and operates Resorts Atlantic City, a casino hotel in Atlantic City, New Jersey.

      On Aril 25, 2001, Colony RIH Holdings, Inc., or CRH, our parent company, issued class A common stock, par value $.01 per share, and class B common stock, par value $.01 per share, or collectively CRH Common Stock, in connection with the organizational structure put in place to consummate the Acquisition. CRH issued the following:

      . 19,950 shares of its class A common stock at a cash price of $0.0475 to Colony RIH Voteco, LLC, or Voteco, for a total purchase price of $950 in cash;

      . 403,740 shares of its class B common stock at a cash price of $100 per share to Colony Investors IV, L.P., or Colony IV, for a total purchase price of $40,374,000 in cash; and

      . 1,050 shares of its class A common stock at a cash price of $0.0475 and 21,250 shares of its class B common stock at a cash price of $100 per share to Nicholas L. Ribis, who serves as our Vice Chairman of the Board of Directors and head of its Operating Committee, for a total purchase price of $2,125,050 in cash in addition, CRH granted Mr. Ribis options to purchase 1,105 shares of class A common stock at a price of $0.0475 per share and 22,368 shares of class B common stock at a price of $100 per share.

      On October 1, 2001, CRH granted options to purchase CRH Common Stock, to certain executive officers of RIH. CRH granted the following to the individuals indicated:

      . Audrey S. Oswell options to purchase 205 shares of class A common stock at a price of $0.0475 per share and 4,153 shares of class B common stock at a price of $100 per share;

      . Joseph A. D'Amato options to purchase 171 shares of class A common stock at a price of $0.0475 per share and 3,459 shares of class B common stock at a price of $100 per share;

      . Nicholas R. Amato, Rosalind Krause and Alan J. Rivin options to purchase 77 shares of class A common stock at a price of $0.0475 per share and 1,556 shares of class B common stock at a price of $100 per share.

      On March 22, 2002, CRH issued CRH Common Stock in connection with the financing of the new hotel tower. CRH issued the following:

      . 16,430 shares of class A common stock to Voteco at a cash price of $0.0475 per share for a total purchase price of $780.43 in cash;

      . 332,492 shares of class B common stock to Colony IV at a cash price of $100 per share for a total purchase price of $33,249,200 in cash; and

      . 865 shares of class A common stock at a cash price of $0.0475 per share and 17,500 shares of class B common stock to Mr. Ribis at a cash price of $100 per share for a total purchase price of $1,750,041.09 in cash.

      Holders of class A common stock are entitled to one vote per share in all matters to be voted on by stockholders of CRH. Holders of class B common stock have no vote, except as otherwise expressly required by law.

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

      The table below sets forth information regarding beneficial ownership of CRH's Common Stock as of March 22, 2002, by:

      . each shareholder who beneficially owns more than 5% of the outstanding shares of class A common stock or class B common stock;

      .   each of CRH's and RIH's directors;

      .   each of CRH's and RIH's named executive officers; and

      .   all of the above directors and named executive officers as a group.

      Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. The number of shares outstanding used in calculating the percentage of beneficial ownership for each listed person includes the shares underlying options held by such persons that are exercisable within 60 days of March 22, 2002, but excludes shares underlying options held by any other person. Percentage of beneficial ownership is based on 38,295 shares of class A common stock and 774,982 shares of class B common stock outstanding as of March 22, 2002. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them.

                                                                SHARES OF    SHARES OF    SHARES OF    SHARES OF
                                                                 CLASS A      CLASS A      CLASS B      CLASS B
                                                                  COMMON       COMMON       COMMON       COMMON
                                                                  STOCK        STOCK        STOCK        STOCK
                                                               BENEFICIALLY BENEFICIALLY BENEFICIALLY BENEFICIALLY
                                                                  OWNED        OWNED        OWNED        OWNED
                                                               ------------ ------------ ------------ ------------
NAMES (1)                                                         NUMBER      PERCENT       NUMBER      PERCENT
---------                                                      ------------ ------------ ------------ ------------
Colony Investors IV, L.P. (2)(3)..............................        --         --        736,232         95%
Colony RIH Voteco, LLC (2)(3).................................    36,380         95%            --         --
Thomas J. Barrack, Jr. (2)(4).................................    36,380         95             --         --
Nicholas L. Ribis (5).........................................     2,580        6.6         52,174        6.6
Robert L. Clifford............................................        --         --             --         --
Audrey S. Oswell (6)..........................................        41          *            831          *
Joseph A. D'Amato (7).........................................        34          *            692          *
Nicholas R. Amato (8).........................................        15          *            311          *
Alan J. Rivin (9).............................................        15          *            311          *
All directors and named named executive officers as a group (7
  persons) (4)................................................    39,065        100%       790,551        100%

--------
*  Less than one percent of the outstanding shares of common stock.
(1)Except as otherwise indicated, the address for each of CRH's and RIH's named executive officers and directors is 1133 Boardwalk, Atlantic City, New Jersey 08401.
(2)The address of each of Colony Investors IV, L.P., or Colony IV, Mr. Barrack and Colony RIH Voteco, LLC, or Voteco, is 1999 Avenue of the Stars, Suite 1200, Los Angeles, California 90067. Mr. Barrack is the sole member of Voteco.
(3)Pursuant to the Transfer Restriction Agreement, dated April 25, 2001, Colony IV has the right to acquire such shares on each occasion that shares of class B common stock held by Colony IV would be transferred to a proposed purchaser who, in connection with such proposed transfer, has obtained all licenses, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all filings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws. In such event, Colony IV shall have an option to purchase from Voteco the number of shares of class A common stock equal to the product of the number of shares of class A common stock held by Voteco and the fraction whose numerator is the number of shares of class B

                                        (FOOTNOTES CONTINUED ON FOLLOWING PAGE)
   common stock proposed to be sold by Colony IV in the Approved Sale, as defined in the agreement, and whose denominator is the number of shares of class B common stock held by Colony IV.
(4)Mr. Barrack is the Manager of Voteco, and thereby may be deemed to have beneficial ownership of class A common stock owned of record by Voteco. Mr. Barrack has disclaimed beneficial ownership of such shares of class A common stock.
(5)Includes vested options to acquire 665 shares of class A common stock and 13,424 shares of class B common stock.
(6)Includes vested options to acquire 41 shares of class A common stock and 831 shares of class B common stock.
(7)Includes vested options to acquire 34 shares of class A common stock and 692 shares of class B common stock.
(8)Includes vested options to acquire 15 shares of class A common stock and 311 shares of class B common stock.
(9)Includes vested options to acquire 15 shares of class A common stock and 311 shares of class B common stock.

                              THE EXCHANGE OFFER

GENERAL

      In connection with the sale of the original notes we entered into a Registration Rights Agreement dated as of March 22, 2002, or the Registration Rights Agreement, pursuant to which we have agreed, for the benefit of the holders of the original notes,

            (1) to file with the Securities and Exchange Commission, or the Commission, a registration statement, or the Exchange Offer Registration Statement, under the Securities Act relating to an exchange offer pursuant to which notes substantially similar to the original notes, or the exchange notes and, together with the original notes, the Notes, would be offered in exchange for the original notes tendered at the option of the holders thereof; and

            (2) to use our best efforts to cause the Exchange Offer Registration Statement to become effective as soon as practicable thereafter; and

            (3) complete the exchange offer not later than 240 days from the issue date of the original notes.

      We have further agreed to commence the exchange offer promptly after the Exchange Offer Registration Statement has become effective, hold the offer open for at least 20 business days and exchange the original notes validly tendered and not withdrawn before the expiration of the exchange offer for exchange notes.

      Under existing Commission interpretations, the exchange notes will in general be freely transferable after the exchange offer without further registration under the Securities Act, except that broker-dealers receiving exchange notes in the exchange offer, or Participating Broker-Dealers, will be subject to a prospectus delivery requirement with respect to resales of those exchange notes. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the exchange notes (other than a resale of exchange notes received in exchange for original notes constituting an unsold allotment from the sale of the original notes) by delivery of the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, we are required to allow Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such exchange notes. The Exchange Offer Registration Statement will be kept effective to permit resales of exchange notes acquired by broker-dealers pursuant to the exchange offer for a period ending on the earlier of 180 days after the exchange offer has been consummated or such earlier time as such broker-dealers cease to own any exchange notes. Each holder of original notes who wishes to exchange such original notes for exchange notes in the exchange offer will be required to represent that:

            (1) any exchange notes to be received by it will be acquired in the ordinary course of its business,

            (2) that at the time of the commencement of the exchange offer it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes, and

            (3) that it is not an affiliate of Resorts International Hotel and Casino, Inc. or its subsidiaries.

      If,
            (1) prior to completion of the exchange offer, existing Commission interpretations or applicable laws changed such that the exchange notes would not be transferable without restriction under the Securities Act,

            (2) the exchange offer has not been completed within 240 days following the issue date of the Old Notes or

            (3) the exchange offer is not available to all holders of the original notes,

we will, in lieu of (or, in the case of clause (3), in addition to) completing the exchange offer, file and use our reasonable best efforts to cause a registration statement, or the Shelf Registration Statement, under the Securities

Act relating to a shelf registration of the original notes for resale by holders, or the Resale Registration, to become effective on or prior to the applicable date set forth in the Registration Rights Agreement, or the Resale Registration Filing Deadline, and to remain effective until the earlier of two years following the date the Resale Registration is declared effective or such time as there are no longer any Registrable Securities outstanding (as that term is defined in the Registration Rights Agreement). We will, in the event of the Resale Registration, provide to the holders of the applicable original notes copies of the prospectus that is a part of the registration statement filed in connection with the Resale Registration, notify such holders when the Resale Registration for the applicable original notes has become effective and take certain other actions as are required to permit unrestricted resales of the applicable original notes. A holder of original notes that sells such original notes pursuant to the Resale Registration generally would be required to be named as a selling noteholder in the related prospectus and to deliver a prospectus to purchasers, would be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and would be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification obligations).

      Notwithstanding the foregoing, as required by the New Jersey Casino Control Commission, or the NJCCC, the Exchange Offer Registration Statement must be filed with the Commission within 30 days of the closing of the original note offering and we are obligated to use our best efforts to cause the Commission to declare the Exchange Offer Registration Statement effective within 90 days of the closing of the offering. We have had a dialogue with the NJCCC and the New Jersey Division of Gaming Enforcement, or the NJDGE, regarding the 30 day filing requirement and the NJDGE has not moved before the NJCCC to enforce the 30 day filing requirement and we have agreed to file the Exchange Offer Registration Statement at the earliest practicable date.

      If,

            (1) the exchange offer has not been completed within 240 days after the effective date of the Issue Date,

            (2) a Resale Registration has not become effective within 240 days after the Issue Date, or

            (3) any registration statement required by the Registration Rights Agreement is filed and becomes effective but shall thereafter cease to be effective (except as specifically permitted therein) without being succeeded immediately by an additional effective registration statement

(any such event referred to in clauses (1) through (3), a "Registration Default" and each period during which a Registration Default has occurred and is continuing, a "Registration Default Period"), then the per annum interest rate on the original notes will increase by 0.25% per annum for the first 90 days, or portion thereof, of the Registration Default Period and by an additional 0.25% per annum for each subsequent 90-day period, or portion thereof, during the Registration Default Period, up to a maximum amount of 1.00%. Following the Registration Default Period, the interest rate will be reduced to the rate otherwise in effect.

      In the event the exchange offer is consummated, we will not be required to file a Shelf Registration Statement relating to any outstanding original notes other than those held by persons not eligible to participate in the exchange offer, and the interest rate on such original notes will remain at its initial level of 11 1/2%. The exchange offer shall be deemed to have been consummated upon the earlier to occur of:

            (1) we have exchanged exchange notes for all outstanding original notes (other than original notes held by persons not eligible to participate in the exchange offer) pursuant to the exchange offer and

            (2) we have exchanged, pursuant to the exchange offer, exchange notes for all original notes that have been tendered and not withdrawn on the Expiration Date.

      Upon consummation, holders of original notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act. See "Risk Factors--Failure to exchange outstanding notes may restrict future transfer."

      Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all original notes validly tendered prior to 5:00 p.m., Eastern Standard time, on

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July 1, 2002. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding original notes accepted in the exchange offer. Holders may tender some or all of their original notes pursuant to the exchange offer in denominations of $1,000 and thereafter in integral multiples of $1,000 thereof.

      As of the date of this prospectus, $180.0 million aggregate principal amount of the original notes is outstanding. In connection with the issuance of the original notes, we arranged for the original notes initially purchased by qualified institutional buyers, institutional accredited investors and certain non-U.S. persons in transactions outside the United States to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. The exchange notes will also be issuable and transferable in book-entry form through DTC.

      This prospectus, together with the accompanying letter of transmittal, is being sent to all registered holders as of May 24, 2002.

      We shall be deemed to have accepted validly tendered original notes when, as and if we have given oral or written notice thereof to the Exchange Agent. See "--Exchange Agent." The Exchange Agent will act as agent for the tendering holders of original notes for the purpose of receiving exchange notes from us and delivering exchange notes to such holders. If any tendered original notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted original notes will be returned, without cost, to the tendering holder thereof as promptly as practicable after the Expiration Date.

      Holders of original notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See "--Fees and Expenses."

EXPIRATION DATES; EXTENSIONS; AMENDMENTS

      The term "Expiration Date" shall mean 5:00 p.m. Eastern Standard time on July 1, 2002 unless we, in our sole discretion, extend the exchange offer, in which case the term "Expiration Date" shall mean the latest date to which the exchange offer is extended.

      In order to extend the Expiration Date, we will notify the Exchange Agent of any extension by oral or written notice and by timely public announcement. Unless otherwise required by applicable law or regulation, the public announcement will be made by a release to the Dow Jones News Service. Such announcement may state that we are extending the exchange offer for a specified period of time.

      We reserve the right to:

            (1) delay acceptance of any original notes,

            (2) extend the exchange offer,

            (3) terminate the exchange offer and to refuse to accept original notes not previously accepted, if any of the conditions set forth herein under "--Conditions to the Exchange Offer" shall have occurred and shall not have been waived by us (if permitted to be waived by us), or

            (4) amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the original notes.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the original notes of such amendment.

      Without limiting the manner by which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

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INTEREST ON THE EXCHANGE NOTES

      The exchange notes will bear interest from March 22, 2002, payable semiannually on March 15 and September 15 of each year commencing on September 15, 2002, at the rate of 11 1/2% per annum. Holders of original notes whose original notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the original notes accrued from March 22, 2002 until the date of the issuance of the exchange notes. Consequently, holders who exchange their original notes for exchange notes will receive the same interest payment on September 15, 2002 (the first interest payment date with respect to the original notes and the exchange notes) that they would have received had they not accepted the exchange offer.

PROCEDURE FOR TENDERING ORIGINAL NOTES

      Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the original notes held as Book-Entry Interests (as defined in "Description of the Exchange Notes--Form of Notes") by causing DTC to transfer such original notes into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of original notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, either by

            (1) the letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, or

            (2) a computer-generated message transmitted by means of the Automated Tender Offer Program, or ATOP, system of DTC and received by the Exchange Agent and forming a part of a confirmation of book-entry transfer in which the holder of original notes acknowledges and agrees to be bound by the terms of the letter of transmittal, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its addresses set forth herein under "--Exchange Agent" prior to 5:00 p.m., Eastern Standard time, on the Expiration Date. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

      To tender in the exchange offer, a holder of Certificated Notes (as defined below under the heading "Description of the Exchange Notes--Form of Notes") must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile, together with the original notes and any other required documents, to the Exchange Agent prior to 5:00 p.m., Eastern Standard time, on the Expiration Date.

      The tender by a holder of original notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

      Delivery of all documents must be made to the Exchange Agent at its address set forth in this prospectus. Holders may also requests that their respective brokers, dealers, commercial banks, trust companies or nominees effect such tender for such holders.

      The method of delivery of original notes and the letters of transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No letter of transmittal or original notes should be sent to us.

      Only a holder of original notes may tender such original notes in the exchange offer. The term "holder" with respect to the exchange offer means any person in whose name original notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose original notes are held of record by DTC who desires to deliver such original notes by book entry transfer at DTC.

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      Any beneficial holder whose original notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the letter of transmittal and delivering his original notes, either make appropriate arrangements to register ownership of the original notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office of correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, or an "Eligible Institution", unless the original notes tendered pursuant thereto are tendered

            (1) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal or

            (2) for the account of an Eligible Institution.

      If the letter of transmittal is signed by a person other than the registered holder of any original notes listed therein, such original notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the original notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the original notes.

      If the letter of transmittal or any original notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

      All the questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of the tendered original notes will be determined by us in our sole discretion, which determinations will be final and binding. We reserve the absolute right to reject any and all original notes not validly tendered or any original notes that our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine. Neither we, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of original notes nor shall any of them incur any liability for failure to give such notification. Tenders of original notes will not be deemed to have been made until such irregularities have been cured or waived. Any original notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the Exchange Agent to the tendering holder of such original notes unless otherwise provided in the letter of transmittal, as soon as practicable following the Expiration Date.

      In addition, we reserve the right in our sole discretion to

            (1) purchase or make offers for any original notes that remain outstanding subsequent to the Expiration Date, or, as set forth under "--Conditions to the Exchange Offer," to terminate the exchange offer and

            (2) to the extent permitted by applicable law, purchase original notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer.

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      By tendering, each holder of original notes will represent to us that among other things, the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the holder, that neither the holder nor any other person has an arrangement or understanding with any person to participate in the distribution of the exchange notes and that neither the holder nor any such other person is our affiliate within the meaning of Rule 405 under the Securities Act.

GUARANTEED DELIVERY PROCEDURE

      NOTES HELD THROUGH DTC. DTC participants holding notes through DTC who wish to cause the original notes to be tendered, but who cannot transmit their acceptance through ATOP prior to the Expiration Date, may cause a tender to be effected if:

            (1) guaranteed delivery is made by or through a firm or other entity identified in Rule 17Ad-15 under the Exchange Act, including:

            (a) a bank;

            (b) a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker;

            (c) a credit union;

            (d) a national securities exchange, registered securities association or clearing agency; or

            (e) a savings institution that is a participant in a Securities Transfer Association recognized program;

            (2) prior to the Expiration Date, the Exchange Agent receives from any of the above institutions a properly completed and duly executed Notice of Guaranteed Delivery, by mail, hand delivery, facsimile transmission or overnight courier, substantially in the form provided with this prospectus; and

            (3) book-entry confirmation and an agent's message in connection therewith are received by the Exchange Agent within five business days after the date of the execution of the Notice of Guaranteed Delivery.

      NOTES HELD BY HOLDERS. Holders who wish to tender their original notes and

            (1) whose original notes are not immediately available,

            (2) who cannot deliver their original notes, the letter of transmittal, or any other required documents to the Exchange Agent prior to the Expiration Date, or

            (3) who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

            (a) the tender is made by or through any of the above listed institutions, an Eligible Institution;

            (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the original notes, the certificate number or numbers of such original notes and the principal amount of original notes tendered, stating that the tender is being made thereby, and guaranteeing that, within five business days after the Expiration Date, the letter of transmittal, or facsimile thereof, together with the certificate(s) representing the original notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

            (c) such properly completed and executed letter of transmittal, or facsimile thereof, together with the certificate(s) representing all tendered original notes in proper form for transfer, or

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

      confirmation of a book-entry transfer into the Exchange Agent's account at DTC of original notes delivered electronically, and all other documents required by the letter of transmittal are received by the Exchange Agent within five business days after the Expiration Date.

WITHDRAWAL OF TENDERS

      Except as otherwise provided herein, tenders of original notes may be withdrawn at any time prior to 5:00 p.m., Eastern Standard time, on the Expiration Date.

      NOTES HELD THROUGH DTC. DTC participants holding original notes who have transmitted their acceptances through ATOP may, prior to 5:00 p.m., Eastern Standard time, on the expiration date, withdraw the instruction given thereby by delivering to the exchange agent, at its address set forth under "--Exchange Agent," a written, telegraphic or facsimile notice of withdrawal of such instruction. Such notice of withdrawal must contain the name and number of the DTC participant, the principal amount due at the stated maturity of original notes to which such withdrawal relates and the signature of the DTC participant. Receipt of such written notice of withdrawal by the Exchange Agent effectuates a withdrawal.

      NOTES HELD BY HOLDERS.   To withdraw a tender of original notes in the
exchange offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth in this prospectus prior to 5:00 p.m., Eastern Standard time, on the Expiration Date. Any such notice of withdrawal must:

            (1) specify the name of the person having deposited the original notes to be withdrawn, or the Depositor,

            (2) identify the original notes to be withdrawn, including the certificate number or numbers and principal amount of such original notes,

            (3) be signed by the holder of such original notes in the same manner as the original signature on the letter of transmittal by which such original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfers sufficient to permit the Trustee with respect to the original notes to register the transfer of such original notes into the name of the holder of such original notes withdrawing the tender and

            (4) specify the name in which any such original notes are to be registered, if different from that of the holder of such original notes.

      All signatures on a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program; provided, however, that signatures on the notice of withdrawal need not be guaranteed if the original notes being withdrawn are held for the account of any of the institutions above under the heading "--Guaranteed Delivery Procedures."

      A withdrawal of an instruction or a withdrawal of a tender must be executed by a DTC participant or a holder of original notes, as the case may be, in the same manner as the person's name appears on its transmission through ATOP or letter of transmittal, as the case may be, to which such withdrawal relates. If a notice of withdrawal is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the revocation appropriate evidence of authority to execute the notice of withdrawal. A DTC participant or a holder may withdraw an instruction or a tender, as the case may be, only if such withdrawal complies with the provisions of this prospectus.

      A withdrawal of a tender of original notes by a DTC participant or a holder, as the case may be, may be rescinded only by a new transmission of an acceptance though ATOP or execution and delivery of a new letter of transmittal, as the case may be, in accordance with the procedures described herein.

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      All questions as to the validity, form and eligibility, including time of receipt, for such withdrawal notices will be determined by us, which determination shall be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the original notes so withdrawn are validly tendered. Any original notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be tendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS TO THE EXCHANGE OFFER

      Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or issue exchange notes for, any original notes not therefore accepted for exchange, and may terminate or amend the exchange offer as provided herein before the acceptance of such original notes if:

            (1) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer, which, in our judgment, might materially impair our ability to proceed with the exchange offer or

            (2) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute rule or regulation is interpreted by the staff of the Commission or court of competent jurisdiction in a manner, which, in our judgment, might materially impair our ability to proceed with the exchange offer.

      If we determine that we may terminate the exchange offer, as set forth above, we may

            (1) refuse to accept any original notes and return any original notes that have been tendered to the holders thereof,

            (2) extend the exchange offer and retain all original notes tendered prior to the expiration of the exchange offer, subject to the rights of such holders of tendered original notes to withdraw their tendered original notes, or

            (3) waive such termination event with respect to the exchange offer and accept all properly tendered original notes that have not been withdrawn.

      If such waiver constitutes a material change in the exchange offer, we will disclose such change by means of a supplement to this prospectus that will be distributed to each registered holder of original notes and we will extend the exchange offer for a period of not less than five business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the original notes, if the exchange offer would otherwise expire during such period.

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

EXCHANGE AGENT

      Deutsche Bank Trust Company Americas has been appointed as "Exchange Agent" for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the Exchange Agent addressed as follows:

                                   BY HAND:
                     Deutsche Bank Trust Company Americas
                 C/O The Depository Trust Clearing Corporation
                          55 Water Street, 1st Floor
                            Jeanette Park Entrance
                              New York, NY 10041

                                   BY MAIL:
                          DB Services Tennessee, Inc.
                              Reorganization Unit
                                P.O. Box 292737
                           Nashville, TN 37229-2737

                              Fax: (615) 835-3701

                         BY OVERNIGHT MAIL OR COURIER:
                          DB Services Tennessee, Inc.
                       Corporate Trust & Agency Services
                              Reorganization Unit
                            648 Grassmere Park Road
                              Nashville, TN 37211

                             Confirm by Telephone
                                (615) 835-3572

                          Information (800) 735-7777

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FEES AND EXPENSES

      The expenses of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail. Additional solicitations may be made by our officers and regular employees and our affiliates in person, by telegraph or telephone.

      We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the original notes and in handling or forwarding tenders for exchange.

      The expenses to be incurred in connection with the exchange offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees, will be paid by us.

TRANSFER TAXES

      We will pay all transfer taxes, if any, applicable to the exchange of original notes pursuant to the exchange offer. If, however, certificates representing exchange notes or original notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the original notes tendered, or if tendered original notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of original notes pursuant to the exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other person, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

FEDERAL INCOME TAX CONSEQUENCES

      An exchanging Holder will not recognize any gain or loss in respect of an exchange of an original note for a New Note, and such Holder's basis and holding period in the New Note will be the same as such Holder's basis and holding period in the original note. The exchange offer will result in no U.S. federal income tax consequences to a non-exchanging Holder.

APPRAISAL RIGHTS

      Holders of original notes will not have dissenters' rights or appraisal rights in connection with the exchange offer.

OTHER

      Participation in the exchange offer is voluntary, and holders should carefully consider whether to accept the terms and conditions of this offer. Holders of original notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

      As a result of the making of this exchange offer, and upon acceptance for exchange of all validly tendered original notes according to the terms of this exchange offer, we will have fulfilled a covenant contained in the terms of the original notes and the registration agreement. Holders of the original notes who do not tender their certificates in the exchange offer will continue to hold those certificates and will be entitled to all the rights, and limitations applicable to the original notes under the indenture, except for any rights under the registration agreement which by their terms terminate or cease to have further effect as a result of the making of this exchange offer. See "Description of the Exchange Notes."

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

      All untendered original notes will continue to be subject to the restrictions on transfer set forth in the Indenture. In general, the original notes may not be reoffered, resold or otherwise transferred in the U.S. unless registered under the Securities Act or unless an exemption from the Securities Act registration requirements is available. Except under certain limited circumstances, we do not intend to register the original notes under the Securities Act.

      In addition, any holder of original notes who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes may be deemed to have received restricted securities. If so, that holder will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent that original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes could be adversely affected.

      We may in the future seek to acquire untendered original notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any original notes that are not tendered in the exchange offer.


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

                       DESCRIPTION OF THE EXCHANGE NOTES

GENERAL

      The exchange notes, like the original notes, will be issued pursuant to an Indenture (the "Indenture") among the Company, the Guarantors and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee (the "Trustee"). The Indenture, Collateral Documents and Registration Rights Agreement have been filed as exhibits to the registration statement of which this prospectus is a part. Unless otherwise indicated, the description set forth below applies to both the original notes and the exchange notes. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the TIA. The notes are subject to all such terms, and Holders of notes are referred to the Indenture and the TIA for a statement thereof.

      The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. The definitions of certain terms used in this section are set forth below under "--Certain Definitions." For purposes of this summary, the term "Company" refers only to Resorts International Hotel and Casino, Inc. and not to any of its Subsidiaries.

      As of the Issue Date, none of the Company's Subsidiaries will be Unrestricted Subsidiaries. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants set forth in the Indenture.

PRINCIPAL, MATURITY AND INTEREST

      The notes will be limited in aggregate principal amount to $180.0 million and will mature on March 15, 2009.

      The notes will accrue interest at the rate of 11 1/2% per annum, which will be payable semi-annually in arrears on March 15 and September 15, commencing on September 15, 2002, to Holders of record on the immediately preceding March 1 and September 1. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from March 22, 2002. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      Principal, premium, if any, interest and Liquidated Damages, if any, on the notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages may be made by check mailed to the Holders of the notes at their respective addresses set forth in the register of Holders of notes; PROVIDED that all payments of principal, premium, interest and Liquidated Damages with respect to notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York City will be the office of the Trustee maintained for such purpose.

      The notes will be issued in denominations of $1,000 and integral multiples thereof.

RANKING AND SECURITY

      The notes will be senior secured obligations of the Company and will effectively rank senior to all of the Company's existing and future unsecured Indebtedness to the extent of the Collateral granted by the Company.

      Our obligations under the notes will be unconditionally guaranteed on a senior basis, jointly and severally, by each of our existing Subsidiaries. The Guarantees will be senior secured obligations of the Guarantors and will effectively rank senior to all of the Guarantors' existing and future unsecured Indebtedness to the extent of the Collateral granted by such Guarantors.

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

      The Indenture will permit the Company and the Guarantors to incur additional Indebtedness which ranks equal in right of payment with the notes. See "--Incurrence of Indebtedness and Issuance of Preferred Equity Interests."

      Pursuant to the Collateral Documents, the notes and the Guarantees will be secured by a first priority Lien on the Collateral. The Company and each of the Guarantors will assign, grant and pledge as collateral to the Trustee for the benefit of the Trustee and the Holders of the notes a first priority Lien on each of the following items or types of Collateral (other than to the extent constituting Excluded Assets):

      . all right, title and interest (including, without limitation, fee and leasehold estates) of the Company and the Guarantors in and to any and all parcels of real property located in Atlantic City, New Jersey now owned (including, without limitation, fee and leasehold estates with respect thereto), together with all easements, hereditaments and appurtenances relating thereto, the RIH Hotel, the Expansion Project and all other improvements, accessions, alterations, replacements and repairs thereto and all leases and rents and other income, issues or profits derived from the foregoing interests whether now owned or hereafter acquired;

      . all right, title and interest of the Company and the Guarantors in and to any and all equipment, machinery, furniture, furnishings and fixtures relating to, located at and/or utilized in connection with the RIH Hotel, together with all additions, accessions, improvements, alterations, replacements and repairs thereto whether now owned or hereafter acquired;

      . all Equity Interests whether now owned or hereafter acquired by the Company or any of the Guarantors;

      . all right, title and interest of the Company and the Guarantors in and to any and all intellectual property whether now owned or hereafter acquired including, without limitation, any trademarks, service marks, patents, copyrights, trade secrets and other proprietary information relating to and/or utilized in connection with any and all of the foregoing;

      . all right, title and interest of the Company and the Guarantors in and to any and all general intangibles and contract rights relating to any and all of the foregoing whether now owned or hereafter acquired including, without limitation, all material agreements, licenses and permits entered into by, or granted to, the Company and the Guarantors in connection with the development, construction, maintenance, ownership and operation of the RIH Hotel; and

      . all right, title and interest of the Company and the Guarantors in and to any and all proceeds and products of any and all of the foregoing including, without limitation, proceeds of insurance, condemnation awards, tax refunds and other similar property or claims with respect to any and all of the foregoing.

      The notes will also be secured by a pledge of:

      . not less than $89.0 million of the net proceeds of the original note offering and certain other amounts, accordingly $89.4 million of the net proceeds of the original note offering was deposited with and is held by the Trustee in a segregated account (the "Construction Disbursement Account"); and

      . $10.0 million of the proceeds of an equity contribution from Holdings, which was deposited with and is held by the Trustee initially in a segregated account (the "Liquidity Disbursement Account;" together with the Construction Disbursement Account, the "Disbursement Accounts").

The Trustee was granted a first priority perfected security interest in the amounts in the Disbursement Accounts. Amounts in the Disbursement Accounts can be disbursed as described below.

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      Property now owned or hereafter acquired by the Company or any of its
Subsidiaries not listed above will not constitute Collateral, including the following whether now owned or hereafter acquired (collectively, the "Excluded Assets"):

      . all right, title and interest of the Company and the Guarantors in and to billboard leases and an option to purchase the Option Property and, so long as any Indebtedness (other than Indebtedness in respect of the notes) permitted under the Indenture is secured by the Option Property, the Option Property;

      . all right, title and interest of the Company and the Guarantors in and to any and all Receivables, Inventory and commercial tort claims,

      . all right, title and interest of the Company and the Guarantors in and to any and all Gaming Licenses;

      . all right, title and interest of the Company and the Guarantors in and to any and all property subject to the FF&E Financing, Capital Lease Obligations and Purchase Money Indebtedness permitted under clauses (4), (5) and (10) of the definition of "Permitted Indebtedness" to the extent described below;

      . all right, title and interest of the Company and the Guarantors in and to any and all interest on CRDA investments and cash, Cash Equivalents and securities except as expressly provided to be part of the Collateral under the preceding paragraph and deposit accounts, including funds released by the Disbursement Agent to the Company from the Disbursement Accounts pursuant to the terms of the Disbursement Agreement;

      . all right, title and interest of the Company and the Guarantors in and to any and all improvements in and to any parcel of real property constituting Collateral (other than any improvement of real property comprising the RIH Hotel) to the extent such improvements are constructed with the proceeds of any Indebtedness permitted to be incurred pursuant to the covenant "--Incurrence of Indebtedness and Issuance of Preferred Equity Interests" (other than Permitted Indebtedness) and such improvements are collateral securing the obligations in respect of such Indebtedness;

      . all right, title and interest of the Company or any of its Subsidiaries to thermal energy production facility improvements provided under the contract to be entered into between the Company or any of its Subsidiaries and Marina Energy, LLC or similar contracts entered into in the ordinary course of business from time to time relating to such facilities (the "Energy Arrangement"); and

      . all right, title and interest of the Company and the Guarantors in and to any and all proceeds and products of any and all of the foregoing, including, without limitation, proceeds of insurance, condemnation awards, tax refunds and other similar property or claims with respect to any and all of the foregoing.

      The personal property Collateral will be pledged pursuant to a security agreement by and among the Company, the Guarantors and the Trustee (the "Security Agreement"). The real property Collateral will be secured pursuant to mortgages and leasehold mortgages (collectively, the "Mortgages") made in favor of the Trustee, as mortgagee and assignee.

      The Liens of the Trustee on the Collateral will be of first priority (subject to certain customary exclusions and encumbrances permitted by the Collateral Documents, which encumbrances will not in any case adversely affect the value or use of the Collateral subject thereto or interfere with the ordinary conduct of the business of the Company or the Guarantors).

      The collateral release provisions of the Indenture permit the release from the Lien of the Collateral Documents of items of Collateral that are the subject of an Asset Sale and in other circumstances upon compliance with certain conditions. The Indenture permits the release from the Lien of the Collateral Documents

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of Collateral without the substitution of additional Collateral under certain circumstances, as described under "--Certain Covenants--Asset Sales." The Collateral will also be released as security for the notes and the Guarantees upon the release of any Guarantor as described in the last paragraph under "Guarantees" below. See "--Possession, Use and Release of Collateral."

      As indicated above, the Indenture will permit the Company and the Guarantors to create Liens arising pursuant to certain Purchase Money Obligations and Capital Lease Obligations (including the FF&E Financing), and the notes and the Guarantees will also be effectively subordinated to such Purchase Money Obligations and Capital Lease Obligations and other obligations secured by such Liens to the extent of any property serving as collateral for such Purchase Money Obligations or subject to such Capital Leases. See the definition of "Permitted Liens" under "--Certain Definitions." As a result, the proceeds of the property subject to such Liens are available to pay obligations in respect of the notes, if at all, only after such Purchase Money Obligations and Capital Lease Obligations have been paid in full. In addition, certain of the Company's and the Guarantors' intangible property that may be significant to their operations, such as computer software licenses, are by their terms not encumberable and, accordingly, are not included in the property subject to the Lien of the Collateral Documents so long as the prohibition on encumberability exists.

      If an Event of Default occurs under the Indenture, the Trustee, on behalf of the Holders of the notes at the written direction of the majority of Holders, in addition to any rights or remedies available to it under the Indenture, may take such actions as it deems advisable to protect and enforce its rights in the Collateral, including, without limitation, the institution of foreclosure proceedings in accordance with the Collateral Documents and applicable law.

      The ability of the Holders of the notes to operate the casino facilities of the Company after any foreclosure on the Collateral is subject to (x) restrictions under the New Jersey Casino Control Act (the "Casino Control Act"), including, but limited to, the prior approval of the New Jersey Casino Control Commission (the "CCC"), and (y) such other restrictions as may be applicable under the laws of other jurisdictions. See "Government Regulation and Other Factors." If the Trustee or Collateral Agent takes possession of or otherwise acquires the RIH Hotel, it would be required to obtain a license under the Casino Control Act and an entity licensed under the Casino Control Act would be required to be retained to operate such casino facilities. Because potential bidders must satisfy licensing requirements, the number of potential bidders in a foreclosure sale will be less than in foreclosure of other types of facilities and such requirements may delay the sale of, and may adversely affect the sale price for, the RIH Hotel and other Collateral.

      The proceeds received by the Trustee from any foreclosure will be applied by the Trustee, first, to pay the expenses of such foreclosure and fees and other amounts then payable to the Trustee under the Indenture and the Collateral Documents, and thereafter, to pay the principal of, premium, if any, and accrued interest on the notes.

      The amount realized by the Trustee in respect of the Collateral in the event of a liquidation will depend upon market and economic conditions, the availability of buyers, certain existing Liens and similar factors. Accordingly, the Company cannot assure you that proceeds of any sale of the Collateral pursuant to the Indenture and the related Collateral Documents following an Event of Default would be sufficient to satisfy, or would not be substantially less than, amounts due under the notes. See "Risk Factors--If we become the subject of bankruptcy proceedings, the trustee may be unable to foreclose upon the collateral in a timely fashion or at all." If the proceeds of any of the Collateral were not sufficient to repay all amounts due on the notes, the Holders of the notes (to the extent not repaid from the proceeds of the sale of the Collateral) would have only an unsecured claim against the remaining property of the Company and the Guarantors.

      By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Likewise, there can be no assurance that the Collateral will be saleable or, if saleable, that there will not be substantial delays in its liquidation. To the extent that Liens, rights or easements granted to third parties

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encumber property located on property owned by the Company or the Guarantors, such third parties have or may exercise rights and remedies with respect to the property subject to such Liens that could adversely affect the value of the Collateral and the ability of the Trustee or the Holders of the notes to realize or foreclose on Collateral.

ESCROWED FUNDS--DISBURSEMENT ACCOUNTS

      CONSTRUCTION DISBURSEMENT ACCOUNT

      The Company and/or its Subsidiaries deposited $89.4 million of the net proceeds of the Offering and additional amounts required to be deposited by the disbursement agreement between the Company and Bankers Trust Company as Trustee and Disbursement Agent (the "Disbursement Agreement") into the Construction Disbursement Account, which shall be maintained by the Trustee until disbursed in accordance with the terms of the Disbursement Agreement. The Disbursement Agent shall hold and invest these funds in Government Securities or Cash Equivalents that will be held in the Construction Disbursement Account until the funds are needed to pay for the development, construction, acquisitions, equipping and opening of the Expansion Project and, in the case of Trust Monies, certain other purposes. Any interest income on the funds deposited in the Construction Disbursement Account shall be disbursed by the Disbursement Agent into any account specified by the Company for use in any manner permitted by the Indenture. All of the funds and securities in the Construction Disbursement Account are pledged to the Trustee for the benefit of the Holders. Subject to certain exceptions set forth in the Disbursement Agreement, the Disbursement Agent will authorize the disbursement of funds from the Construction Disbursement Account for the Expansion Project only upon the satisfaction of certain disbursement conditions set forth in the Disbursement Agreement. These conditions include the requirement that the Company or RIH deliver to the Disbursement Agent an Officer's Certificate certifying:

      .   the purposes to which the requested funds will be applied;

      . that the construction performed to date is substantially in accordance with the Plans, as amended from time to time in accordance with the provisions of the Disbursement Agreement, and the requested disbursement is appropriate in light of the Construction Disbursement Budget;

      . that the Company does not have any knowledge, notice or claim of any mechanics' liens filed against the Expansion Project which have not been insured or otherwise bonded over;

      . that the Construction Disbursement Budget sets forth the anticipated costs of completing the Expansion Project, and that there are funds available within the Construction Disbursement Account allocated to the Expansion Project, together with amounts committed from the CRDA and the FF&E Financing to complete the construction of each component of the Expansion Project;

      . that no Default or Event of Default exists and that the Company is in compliance in all material respects with each representation, warranty and covenant contained in the Collateral Documents and the Indenture; and

      . that all permits and approvals necessary as of the date of the requested funds have been obtained and are in full force and effect.

      In addition, the Company or RIH will be obligated to deliver an Officer's Certificate setting forth the following to secure a disbursement: copies of appropriate Lien waivers executed and delivered by each contractor, subcontractor, materialman or other person performing services or supplying materials in connection with the construction of the Expansion Project and such disbursement (the effectiveness of which may be conditioned on the actual receipt of the funds to be disbursed). Upon the completion of the Expansion Project, the Company will provide to the Trustee a title report dated on or about the date of completion of the Expansion Project showing no Liens other than Permitted Liens.

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

      If any funds remain in the Construction Disbursement Account upon the completion of the Expansion Project as described and determined in the Disbursement Agreement and there is no Event of Default under the Indenture, the Disbursement Agent will disburse the remaining funds, together with any interest earned thereon, relating to the Expansion Project into any account specified by the Company in writing for use in any manner permitted by the Indenture. Such disbursed funds will not constitute Collateral.

      LIQUIDITY DISBURSEMENT ACCOUNT

      The Company deposited $10.0 million of the proceeds of an equity contribution from Holdings (such amount, the "Additional Equity Contribution") into the Liquidity Disbursement Account, which shall be maintained by the Trustee until disbursed in accordance with the terms of the Disbursement Agreement. The Disbursement Agent shall hold and invest these funds in Government Securities or Cash Equivalents that will be held in the Liquidity Disbursement Account until the funds are disbursed to the Company in the manner described below. All of the funds and securities in the Liquidity Disbursement Account are pledged to the Trustee for the benefit of the Holders. The Disbursement Agent will authorize the disbursement of funds from the Liquidity Disbursement Account only upon delivery to the Trustee of an Officers' Certificate showing that the Adjusted Consolidated EBITDA of the Company for any four fiscal quarter period ending on or prior to December 31, 2004 is less than $28.0 million. Within five business days of the required date of delivery of financial statements under the Indenture, the Company shall be required to deliver to the Disbursement Agent an Officers' Certificate stating whether or not the Adjusted Consolidated EBITDA of the Company is less than $28.0 million. To the extent that such Officers' Certificate shows an Adjusted Consolidated EBITDA of the Company of $28.0 million or more, the Additional Liquidity Contribution shall be retained in the Liquidity Disbursement Account until such time as it is permitted to be released pursuant to the terms of the Disbursement Agreement. The amount to be released from the Liquidity Disbursement Account (such amount, the "Released Amount") shall be equal to the difference between $28.0 million and the Adjusted Consolidated EBITDA for such four fiscal quarter period. So long as no Default or Event of Default shall exist, such amount shall be released to the Company for use in the ordinary course of business of the Company and its Subsidiaries.

      If any funds remain in the Liquidity Disbursement Account after the delivery of financial statements for the four fiscal quarter period ending on December 31, 2004 and after making any disbursements required by the preceding paragraph and there is no Default or Event of Default, the Disbursement Agent will disburse the remaining funds, together with any interest earned thereon, (the "Remaining Funds") into any account specified by the Company in writing for use in any manner permitted by the Indenture including the making of a dividend to Holdings. See "--Certain Covenants--Restricted Payments." Such disbursed funds will not constitute Collateral.

CERTAIN BANKRUPTCY LIMITATIONS

      The right of the Trustee to repossess and dispose of the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company prior to the Trustee having repossessed and disposed of the Collateral. Under the Bankruptcy Code, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor in certain circumstances to continue to retain and to use collateral owned as of the date of the bankruptcy filing (and the proceeds, products, offspring, rents or profits of such collateral to the extent provided by the Collateral Documents and by applicable non-bankruptcy law) even though the debtor is in default under the applicable debt instruments; PROVIDED, that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the Trustee could repossess or dispose of the Collateral or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection." Furthermore, if a bankruptcy court determines the value of the Collateral is not sufficient to repay all amounts due on the notes, the Holders would hold secured claims to the extent of the value of the Collateral to which the Holders are entitled, and would hold unsecured

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

claims with respect to such shortfall. Applicable federal bankruptcy laws do not permit the payment and/or accrual of post-petition interest, costs and attorneys' fees during a debtor's bankruptcy case unless the claims are oversecured or the debtor is solvent at the time of reorganization. In addition, if the Company becomes the subject of a bankruptcy case, the bankruptcy court, among other things, may avoid certain transfers made by the entity that is the subject of the bankruptcy filing, including, without limitation, transfers held to be fraudulent conveyances or preferences.

GUARANTEES

      The Company's payment obligations under the notes will be unconditionally guaranteed on a joint and several senior secured basis (the "Guarantees"), by each of the Guarantors. The obligations of each Guarantor under its Guarantee, and the grant by each Guarantor of Liens on the Collateral of such Guarantor to secure its obligations under its Guarantee, will be subject to various laws for the protection of creditors, including in the case of the Guarantors, without limitation, laws governing fraudulent conveyances and transfers. To the extent that the obligations of each Guarantor under its Guarantee, or the Lien granted by such Guarantor on its Collateral, were held to be unenforceable as a fraudulent conveyance or transfer or for other reasons, the Holders of notes would cease to have any direct claim against such Guarantor, cease to have any Lien on the property of such Guarantor, or both, as appropriate. In an attempt to avoid this result, the Guarantees will provide that the obligations of each Guarantor thereunder will be limited to the maximum amount as will not constitute a fraudulent conveyance or fraudulent transfer under applicable law. Such amount could be substantially less than the obligations on the notes. In addition, any limitation on the amounts payable by a Guarantor under its Guarantee pursuant to such provision will result in a corresponding limitation on the ability of the Trustee to realize upon the Collateral pledged by such Guarantor.

OPTIONAL REDEMPTION

      The Company may redeem the notes at any time on or after March 15, 2007, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed after March 15 of each of the years indicated below:

                                                            PERCENTAGE
         DATE                                               ----------
         2007..............................................   106.0%
         2008..............................................   103.0%
         2009..............................................   100.0%

      In addition, on or prior to March 15, 2005, the Company may, at its option on any one or more occasion, redeem up to 35% of the aggregate principal amount of notes issued under the Indenture, with the proceeds of one or more Equity Offerings resulting in gross proceeds to the Company of not less than $20.0 million, at a redemption price equal to 111.5% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of redemption; PROVIDED that (x) at least 65% of the aggregate principal amount of notes originally issued under the Indenture would remain outstanding immediately after giving effect to any such redemption and
(y) the Company make such redemption not more than 60 days after the consummation of any such Equity Offering.

GAMING REDEMPTION

      Notwithstanding any other provision of the Indenture, if any Gaming Authority requires that a Holder or beneficial owner of notes must be licensed, qualified or found suitable under any applicable Gaming Law and such Holder or beneficial owner fails to apply for a license, qualification or finding of suitability within 30 days after being requested to do so by such Gaming Authority, or such lesser period as may be required by such Gaming Authority, or if such Holder or the beneficial owner is notified by such Gaming Authority that such Holder or beneficial owner will not be so licensed, qualified or found suitable the Holder or beneficial owner, as the case may be, will be required to dispose of its notes within 30 days, or such lesser period as may be required by the Gaming Authority, and the Company will have the right to redeem the notes of the Holder or beneficial owner, subject to the approval of any Gaming Authority, at the lesser of:

            (1) the principal amount thereof plus accrued interest up to the date of notice from the Gaming Authority that such Holder will not be licensed or qualified;

            (2) the price at which such Holder or beneficial owner acquired such notes; and

            (3) Fair Market Value of such notes.

      Immediately upon a determination by any Gaming Authority that a Holder or beneficial owner of notes will not be licensed, qualified or found suitable by such Gaming Authority, such Holder or beneficial owner will have no further rights with respect to the notes:

            (1) to receive any interest or dividends with respect to the notes;

            (2) to exercise, directly or through any trustee or nominee, any right conferred by the notes; or

            (3) receive any remuneration in any form for services rendered or otherwise.

      Under the Indenture, the Company will not be required to pay or reimburse any Holder or beneficial owner of notes who is required to apply for such license, qualification or finding of suitability for the costs of the licensor or investigation for such qualification or finding of suitability. Such expense will, therefore, be the obligation of such Holder or beneficial owner. See "--Gaming Laws."

MANDATORY REDEMPTION

      The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes but may be required to offer to purchase the notes, pursuant to a Change of Control Offer, an Asset Sale Offer or an Event of Loss Offer. See "--Certain Covenants--Change of Control," "--Certain Covenants--Asset Sales," and "--Certain Covenants--Events of Loss."

SELECTION AND NOTICE

      If less than all of the notes are to be redeemed at any time (other than in connection with a required gaming redemption), the Trustee will select notes for redemption:

            (1) in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed; or,

            (2) if the notes are not so listed, on a PRO RATA basis, by lot or by such method as the Trustee deems fair and appropriate;

PROVIDED that (x) no notes of $1,000 or less will be redeemed in part and (y) if a partial redemption is made with the proceeds of an Equity Offering, the Trustee will select the notes only on a PRO RATA basis or on as nearly a PRO RATA basis as is practicable (subject to DTC procedures) unless such method is otherwise prohibited.

      Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days (unless another notice period shall be required by applicable law or by order of any Gaming Authority) before the redemption date to each Holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any note is to be redeemed in part only, the notice of redemption that relates to such note will state the portion of the principal amount thereof to be redeemed. A new note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

CERTAIN COVENANTS

      CHANGE OF CONTROL

      The Indenture provides that upon the occurrence of a Change of Control, each Holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount of such notes, plus accrued and unpaid interest and Liquidated Damages, if any, thereon (the "Change of Control Payment") to the date of repurchase. Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Purchase Date (as defined) pursuant to the procedures required by the Indenture and described in such notice.

      The Change of Control Offer will remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the "Change of Control Offer Period"). No later than five Business Days after the termination of the Change of Control Offer Period (the "Change of Control Purchase Date") the Company will purchase all notes tendered in response to the Change of Control Offer. Payment for any notes so purchased will be made in the same manner as interest payments are made.

      If the Change of Control Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender notes pursuant to the Change of Control Offer.

      On the Change of Control Purchase Date, the Company will, to the extent lawful:

            (1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

            (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

            (3) deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions thereof being purchased by the Company.

      The paying agent will promptly mail to each Holder of notes so tendered the Change of Control Payment for such notes, and the Trustee, upon delivery of an Officer's Certificate from the Company will promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; PROVIDED that each such new note will be in a principal amount of $1,000 or an integral multiple thereof.

      The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations or Gaming Laws conflict with the Change of Control provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations or Gaming Laws and shall not be deemed to have breached their obligations under the Change of Control provisions by virtue thereof.

      The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

      ASSET SALES

      The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, engage in an Asset Sale unless:

            (1) the Company (or the Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the property or Equity Interests sold or otherwise disposed of in such Asset Sale;

            (2) at least 80% of the consideration therefor received by the Company or such Subsidiary is in the form of cash or Cash Equivalents; PROVIDED that:

                   (a) the amount of any liabilities (as shown on the Company's or such Subsidiary's most recent balance sheet or in the notes thereto, excluding contingent liabilities and trade payables) of the Company or any Subsidiary (other than liabilities that are by their terms subordinated to the notes or any Guarantee thereof) that are assumed by the transferee of any such property; and

                   (b) any securities, notes or other obligations received by the Company or any such Subsidiary from such transferee that are substantially contemporaneously (subject to ordinary settlement periods) converted by the Company or such Subsidiary into cash (to the extent of the cash received in that conversion) will be deemed to be cash for purposes of this provision;

            (3) if such Asset Sale involves the disposition of Collateral, the Company or such Subsidiary has complied with the provisions described under ''--Possession, Use and Release of Collateral'' and the Net Proceeds thereof shall be paid directly by the purchaser of the Collateral to the Trustee for deposit into the Collateral Account, and, if any property other than cash or Cash Equivalents is included in such Net Proceeds, such property shall be made subject to the Lien of the Indenture and the applicable Collateral Documents; and

            (4) the Company or such Subsidiary, as the case may be, applies the Net Proceeds as provided in the following paragraph.

      The Company may, at its option, apply any such Net Proceeds within 365 days of the related Asset Sale to either:

            (a) in the case of Net Proceeds of property other than Collateral, the retirement or permanent reduction of Indebtedness permitted to be incurred under clause (1) of the definition of Permitted Indebtedness or

            (b) in the case of Net Proceeds (whether or not relating to Collateral) the acquisition of another business or the acquisition of other long-term property, in each case, in the same or a similar line of business as the Company or any of its Subsidiaries was engaged in on the Issue Date or any reasonable extensions or expansions thereof ("Replacement Assets"); PROVIDED, that any Replacement Assets acquired with any Net Proceeds of Collateral shall be owned by the Company or by the Guarantor that made the Asset Sale and shall not be subject to any Liens other than Permitted Liens (and the Company or such Guarantor, as the case may be, shall execute and deliver to the Trustee such Collateral Documents or other instruments as shall be reasonably necessary to cause such Replacement Assets to become subject to a Lien in favor of the Trustee, for the benefit of the Holders of the notes, securing its obligations under the notes or its Guarantee, as the case may be, and otherwise shall comply with the provisions of the Indenture applicable to After-Acquired Property).

      If the Company does not use any portion of the Net Proceeds as described above within 365 days, such unused portion of the Net Proceeds period shall constitute "Excess Proceeds" subject to disposition as provided

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below. When the aggregate amount of Excess Proceeds exceeds $10.0 million, the
Company will be required to make an offer to all Holders of notes (an "Asset Sale Offer") to purchase the maximum principal amount of notes that may be purchased out of the aggregate amount of Excess Proceeds. The offer price of any Asset Sale Offer will be equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase, and will be payable in cash in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, remaining Excess Proceeds shall be released to the Company and may be used free and clear of the Lien of the Collateral Documents for general corporate purposes. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

      All Net Proceeds of any Collateral in respect of any Asset Sale shall, pending their application in accordance with this covenant or the release thereof in accordance with the provisions described under "--Possession, Use and Release of Collateral" and "--Use of Trust Monies," be deposited in the Collateral Account under the Indenture.

      The Asset Sale Offer will remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the "Asset Sale Offer Period"). No later than five Business Days after the termination of the Asset Sale Offer Period (the "Asset Sale Purchase Date"), the Company will purchase, on a pro rata basis to the extent necessary, the principal amount of notes required to be purchased pursuant to this covenant (the "Asset Sale Offer Amount") or, if less than the Asset Sale Offer Amount has been tendered, all notes tendered in response to the Asset Sale Offer. Payment for any notes so purchased will be made in the same manner as interest payments are made.

      If the Asset Sale Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender notes pursuant to the Asset Sale Offer.

      On or before the Asset Sale Purchase Date, the Company will, to the extent lawful, accept for payment, on a PRO RATA basis to the extent necessary, the Asset Sale Offer Amount of notes or portions thereof tendered pursuant to the Asset Sale Offer, or if less than the Asset Sale Offer Amount has been tendered, all notes tendered, and will deliver to the Trustee an Officers' Certificate stating that such notes or portions thereof were accepted for payment by the Company in accordance with the terms of this covenant. The Company, the Depositary or the paying agent, as the case may be, will promptly (but in any case not later than five days after the Asset Sale Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the notes tendered by such Holder and accepted by the Company for purchase, and the Company will promptly issue a new note, and the Trustee, upon delivery of an Officers' Certificate from the Company, will authenticate and mail or deliver such new note to such Holder, in a principal amount equal to any unpurchased portion of the note surrendered. Any note not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Asset Sale Offer on the Asset Sale Purchase Date.

      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of an Asset Sale. To the extent that the provisions of any securities laws or regulations or Gaming Laws conflict with the Asset Sale provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and Gaming Laws and shall not be deemed to have breached its obligations under the Asset Sales provisions by virtue thereof.

      EVENTS OF LOSS

      In the event of an Event of Loss with respect to any Collateral with a Fair Market Value (or replacement cost, if greater) in excess of $1.0 million, the Company or the affected Guarantor, as the case may be, will apply the Net Loss Proceeds from such Event of Loss to the rebuilding, repair, replacement or construction of improvements to the affected property (the "Subject Property"), with no concurrent obligation to make any

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purchase of any notes; PROVIDED, HOWEVER, that the Company delivers to the
Trustee within 90 days of such Event of Loss:

            (1) a written opinion from a reputable contractor (as determined in good faith by the Company) that the Subject Property can be rebuilt, repaired, replaced or constructed and operating within 365 days from the date of such certification; and

            (2) an Officers' Certificate certifying that the Company or the affected Guarantor has available from Net Loss Proceeds (including amounts collectible from the applicable insurance carrier) or other sources sufficient funds to complete the rebuilding, repair, replacement or construction described in clause (1) above (in the case of the Expansion Project) or otherwise.

      Any Net Loss Proceeds that are not reinvested or not permitted to be reinvested as provided in the first sentence of this covenant will be deemed "Excess Loss Proceeds." Within 10 days following the date that the aggregate amount of Excess Loss Proceeds received by the Company or the applicable Guarantor exceeds $10.0 million, the Company will make an offer (an "Event of Loss Offer") to all Holders of notes with the proceeds of Events of Loss to purchase the maximum principal amount of notes that may be purchased out of the Excess Loss Proceeds. The offer price in any Event of Loss Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Loss Proceeds remain after consummation of an Event of Loss Offer, the Company may use such Excess Loss Proceeds for any purpose not otherwise prohibited by the Indenture and the Collateral Documents. If the aggregate principal amount of notes tendered pursuant to an Event of Loss exceeds the Excess Loss Proceeds, the Trustee will select the notes to be purchased on a PRO RATA basis based on the principal amount of notes tendered. Upon completion of any such Event of Loss Offer, the amount of Excess Loss Proceeds shall be reset at zero.

      Prior to the date on which the Expansion Project is completed, the Net Loss Proceeds will be deposited into the Construction Disbursement Account, in which the Trustee will be granted a first priority perfected security interest, subject to Permitted Liens only; PROVIDED, HOWEVER, that any such Net Loss Proceeds will be disbursed in a manner consistent with the Plans and the Construction Disbursement Budget. All other Net Loss Proceeds of any Collateral shall, pending their application in accordance with this covenant or the release thereof in accordance with the provisions described under "-- Use of Trust Monies," be deposited in the Collateral Account under the Indenture. Pending their final application, all Net Loss Proceeds will be invested in Cash Equivalents held in an account in which the Trustee has a first priority perfected security interest, subject to Permitted Liens only, for the ratable benefit of the Holders of notes. These pledged funds and securities will be released to the Company to pay for or reimburse the Company and Guarantors for the actual cost of a permitted use of Net Loss Proceeds as provided above, or the Event of Loss Offer, pursuant to the terms of the Collateral Documents. The Company or the applicable Guarantor will grant to the Trustee, on behalf of the Holders of notes, a first priority perfected security interest, subject to Permitted Liens only, in any property rebuilt, repaired, replaced or constructed with such Net Loss Proceeds on the terms set forth in the Indenture in accordance with the Indenture and the Collateral Documents.

      In the event of an Event of Loss pursuant to clause (3) of the definition of "Event of Loss" with respect to any property that have a Fair Market Value (or replacement cost, if greater) in excess of $10.0 million, the Company or the affected Guarantor, as the case may be, will be required to receive consideration:

            (1) at least equal to the Fair Market Value of the property subject to the Event of Loss and

            (2) with respect to any "Event of Loss" of any portion of the Expansion Project, at least 90% of which is in the form of Cash Equivalents.

      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of an Event of Loss. To the extent that the provisions of any securities laws or regulations conflict with the Event of Loss provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the Event of Loss provisions by virtue thereof.

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      EXPANSION PROJECT

      The Indenture provides that prior to making a change to the Plans relating to the Expansion Project that is materially different from certain minimum facilities ("Minimum Facilities") set forth below, the Company shall obtain the prior written consent of the Holders of a majority in principal amount of the notes then outstanding. The Minimum Facilities are as follows:

            (1) construction of a new hotel tower of at least 26 stories with not less than 345 rooms of each not less than approximately 510 square feet and 35 suites of each not less than approximately 900 square feet;

            (2) enlargement of the gaming floor of the casino by not less than 12,000 square feet; and

            (3) relocation and expansion of the existing lobby and porte cochere areas substantially in accordance with the Plans.

      The Indenture provides that the Company shall not implement a change to the Plans that would cause budgeted construction and development costs to exceed $115.5 million, unless the Company and/or any of its Subsidiaries deposits into the Construction Disbursement Account the amount of such budgeted excess from sources other than borrowing under a Revolving Credit Facility pursuant to clause (1) of the definition of "Permitted Indebtedness."

      The Indenture provides that the Company will cause the construction of the Expansion Project to be undertaken with reasonable diligence and continuity.

      RESTRICTED PAYMENTS

      The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly:

            (1) declare or pay any dividend or make any distribution on account of the Company's or any of its Subsidiaries' Equity Interests other than dividends or distributions payable in Equity Interests (other than Disqualified Equity Interests) of the Company or dividends or distributions payable to the Company or any Subsidiary of the Company (and, if such Subsidiary is not a Wholly Owned Subsidiary, to the other equity holders of such Subsidiary on a PRO RATA basis or on a basis that results in the receipt by the Company or a Subsidiary of dividends or distributions of greater value than it would receive on a PRO RATA basis);

            (2) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company or Subsidiary of the Company (other than any such Equity Interests owned by the Company or any Wholly Owned Subsidiary of the Company that is a Guarantor);

            (3) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness that is subordinated to the notes; or

            (4) make any Investment (other than Permitted Investments);

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

            (a) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof;

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            (b) the Company would, at the time of such Restricted Payment and after giving PRO FORMA effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Equity Interests"; and

            (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Subsidiaries after the Issue Date (including those permitted by the following paragraph unless noted), is less than the sum of:

                   (i) 50% of the Consolidated Net Income of the Company for
             the period (taken as one accounting period) from January 1, 2002 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

                   (ii) to the extent not included in the amount described in clause (i) above, 100% of the aggregate net cash proceeds (excluding the net cash proceeds from the Equity Contribution and the Additional Equity Contribution) received after the Issue Date by the Company from the issue or sale of, or from additional capital contributions in respect of, Equity Interests of the Company or of debt securities of the Company or any Guarantor that have been converted into, or canceled in exchange for, Equity Interests of the Company or of any direct or indirect parent of the Company or from the issue or sale of convertible or exchangeable Disqualified Equity Interests that has been converted into or exchanged for such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Equity Interests or debt securities that have been converted into Disqualified Equity Interests), plus the aggregate net cash proceeds received by the Company upon any such conversion or exchange; plus

                   (iii) to the extent that an Investment in an Unrestricted
             Subsidiary was treated as a Restricted Payment after the Issue Date, an amount equal to the Fair Market Value of the equity investment in such Unrestricted Subsidiary owned by the Company or any Subsidiary at the time of redesignation as a Subsidiary; plus

                   (iv) without duplication of amounts in clause (iii) above
             and without giving effect to the last sentence of the definition of "Permitted Investments," to the extent that any Investment (other than Permitted Investments) that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the amount of net cash proceeds received with respect to such Investment not in excess of the original amount of such Investment.

      The foregoing provisions will not prohibit the following Restricted
Payments:

            (1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

            (2) the making of any Investment (other than Permitted Investments):

                   (a) in exchange for Equity Interests of the Company (other than Disqualified Equity Interests); or

                   (b) out of the net cash proceeds of, the substantially
             concurrent sale (other than to a Subsidiary of the Company) of, or from substantially concurrent additional cash capital contributions (excluding the Equity Contribution) in respect of Equity Interests of the Company (other than Disqualified Equity Interests);

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            (3) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company or any direct or indirect parent of the Company:

                   (a) in exchange for other Equity Interests of the Company
             (other than any Disqualified Equity Interests);

                   (b) out of the net cash proceeds of, the substantially
             concurrent sale (other than to a Subsidiary of the Company) of, or from substantially concurrent additional cash capital contributions in respect of, other Equity Interests of the Company (other than any Disqualified Equity Interests); and

                   (c) to the extent required by any Gaming Authority or, if
             determined in the good faith judgment of the Board of Directors of the Company, to prevent the loss or to secure the grant or establishment of any Gaming License or other right to conduct gaming operations; PROVIDED that the aggregate price paid for all such redeemed, repurchased, retired or acquired Equity Interests shall not exceed $2.0 million;

            (4) the defeasance, redemption or repurchase of subordinated Indebtedness with the net cash proceeds from either:

                   (a) an incurrence of Permitted Refinancing Indebtedness or

                   (b) the substantially concurrent sale (other than to a
             Subsidiary of the Company) of, or from substantially concurrent additional capital contributions in respect of, Equity Interests of the Company (other than Disqualified Equity Interests);

            (5) the repurchase, redemption or other acquisition or retirement for value, directly or indirectly, of any Equity Interest of the Company (or any of its direct or indirect parents) or any Subsidiary held by any current or former employees of the Company (or any of its Subsidiaries) (or their heirs or estates) pursuant to any management equity subscription agreement, stock option agreement or similar written agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve month period;

            (6) the declaration and payment of dividends to holders of the Company's Disqualified Equity Interests, in each case with respect to Equity Interests issued in compliance with the covenant described under "Incurrence of Indebtedness and Issuance of Preferred Equity Interests:"

            (7) repurchases of Equity Interests deemed to occur upon exercise of Equity Interest options if such Equity Interests represent a portion of the exercise price of such options;

            (8) the declaration and payment of dividends to pay out-of-pocket expenses of Holdings, for administrative, legal and accounting services, whether internal or provided by third parties (including Affiliates to the extent permitted under the covenant described under "Transactions with Affiliates" below), incurred in the ordinary course of business for professional services, or to pay franchise fees and similar costs;

            (9) the declaration and payment of dividends to pay taxes of Holdings, the Company and the Company's Subsidiaries as part of a consolidated, combined or unitary tax filing group or of the separate operations of Holdings which are actually due and payable arising from the ownership of the Equity Interests of the Company by Holdings (not to exceed in any event the amount of tax that the Company and its Subsidiaries would otherwise pay if not part of such filing group);

            (10) without duplication of the Restricted Payments permitted to be made in clauses (3)(b) and (5) above, the declaration and payment of dividends to Holdings to enable it to make the payments set forth in clauses (3)(b) or (5) above; and

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            (11) subsequent to:

                   (a) the delivery of financial statements for the four fiscal quarter period ending on December 31, 2004 and

                   (b) any release of funds required to be made to the Company if the Company's Adjusted Consolidated EBITDA is less than $28.0 million,

            the declaration and payment of dividends to Holdings in the amount of the Remaining Funds.

PROVIDED, HOWEVER, that in the case of each of clauses (2), (3)(a), (4), (6) and (11) no Default shall have occurred and be continuing or would arise therefrom.

      In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (c) of the second preceding paragraph, amounts expended pursuant to clauses (1), (2)(b), (3)(b) and (4)(b) shall be included in such calculation, and amounts expended pursuant to clauses (2)(a), (3)(a), 3(c), (4)(a) and (5) through (11) shall be excluded from such calculation; PROVIDED, that clauses (6), (8) and (9) shall only be excluded to the extent that the amounts thereunder were expenses deducted in connection with the calculation of Net Income.

      The Board of Directors may designate (a "Designation") any Subsidiary of the Company to be an Unrestricted Subsidiary if such Designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Subsidiaries in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such Designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the Fair Market Value of such Investments at the time of such Designation. Such Designation will only be permitted if such Restricted Payment would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Upon such Designation as an Unrestricted Subsidiary, such Subsidiary shall no longer constitute a Guarantor.

      The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the property proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment.

      INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED EQUITY INTERESTS

      The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (other than Permitted Indebtedness) and the Company will not issue any Disqualified Equity Interests and will not permit any of its Subsidiaries to issue any Preferred Equity Interests or Disqualified Equity Interests; PROVIDED, HOWEVER, that the Company may incur Indebtedness or issue Disqualified Equity Interests and the Company's Subsidiaries that are Guarantors may incur Indebtedness if:

            (1) the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or Disqualified Equity Interests are issued would have been at least 2.0 to 1.0, determined on a PRO FORMA basis (including a PRO FORMA application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or Disqualified Equity Interests had been issued, as the case may be, at the beginning of such four-quarter period; and

            (2) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof.

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      LIMITATION ON LIENS

      The Company shall not and shall not cause or permit any of its Subsidiaries to directly or indirectly create, incur, assume or suffer to exist any Lien on any property now owned or hereafter acquired, or on any income or profits therefrom, or assign or convey any right to receive income therefrom, except Permitted Liens.

      DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

      The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Subsidiary to:

            (1) (a) pay dividends or make any other distributions to the Company or any of its Subsidiaries

                   (x) on its Equity Interests or

                   (y) with respect to any other interest or participation in, or measured by, its profits, or

                 (b) pay any Indebtedness owed to the Company or any of its Subsidiaries;

            (2) make loans or advances to the Company or any of its Subsidiaries; or

            (3) transfer any of its properties to the Company or any of its Subsidiaries except for such encumbrances or restrictions existing under or by reason of:

            (a) the Revolving Credit Facility (so long as it expressly permits payments to the Company under all circumstances to enable the Company to make timely payments of all amounts due under or in respect of the Indenture, the notes and the Collateral Documents);

            (b) Existing Indebtedness and any documents or agreements entered into pursuant thereto or securing obligations thereunder, all as in effect on the Issue Date;

            (c) the Indenture, the notes, the Guarantees and the Collateral Documents;

            (d) applicable law;

            (e) by reason of customary non-assignment provisions in leases and licenses entered into in the ordinary course of business and consistent with past practices;

            (f) Purchase Money Obligations or Capital Lease Obligations for FF&E acquired or leased with FF&E Financing or under contractual obligations relating to property subject to Permitted Liens that impose restrictions of the nature described in clause (3) above on the property so acquired;

            (g) any restriction or encumbrance contained in contracts for sale of property permitted by the Indenture in respect of the property being sold pursuant to such contract;

            (h) Permitted Refinancing Indebtedness; PROVIDED that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive taken as a whole than those contained in the agreements governing the Indebtedness being refinanced (as determined by the Company in good faith, which determination shall be conclusive absent manifest error);

            (i) restrictions imposed by Gaming Authorities on the payment of dividends by entities holding Gaming Licenses;

            (j) Liens on the property of a person acquired at the time of acquisition of such person to the extent such Liens are not incurred or created in contemplation of the acquisition and only impose restrictions of the nature described in clause (3) above on the property so acquired; PROVIDED such acquired property is not intended or required to constitute Collateral; and

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            (k) contracts with customers entered into in the ordinary course of business in the nature of restrictions on cash or other deposits, which restrictions are imposed by such customers.

      Nothing contained in the foregoing covenant entitled "Dividend and Other Payment Restrictions Affecting Subsidiaries" shall prevent the Company or any Subsidiary of the Company from creating, incurring, assuming or suffering to exist any Liens permitted by the covenant entitled "Limitation on Liens."

      TRANSACTIONS WITH AFFILIATES

      The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties to, or purchase any property from, or enter into or make any contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless:

            (1) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated person; and

            (2) the Company delivers to the Trustee the following:

                   (a) with respect to any Affiliate Transaction entered into after the Issue Date involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and

                   (b) with respect to any Affiliate Transaction involving
             aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an independent accounting, appraisal or investment banking firm of national standing;

PROVIDED that the following will not be deemed to be Affiliate Transactions:

            (a) any employment-related agreement (including noncompetition and confidentiality agreements) entered into by the Company or any of its Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Subsidiary;

            (b) transactions between or among the Company and/or its Wholly Owned Subsidiaries;

            (c) dividends by the Company or one of its Subsidiaries permitted by the covenant entitled "Restricted Payments;"

            (d) reasonable fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees, agents or consultants of the Company or any of its Subsidiaries as determined in good faith by the Board of Directors of the Company;

            (e) any sale or other issuance of Equity Interests (other than Disqualified Equity Interests) of the Company;

            (f) tax sharing agreements with Holdings so long as any payments made pursuant to such agreements are permitted by clause (9) of the second paragraph of the covenant entitled "Restricted Payments;" and

            (g) registration right under applicable securities laws under agreements in effect on the Issue Date and reasonable similar agreements entered into from time to time after the Issue Date.

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      In addition to the aforementioned exceptions:

            (x) any licensing agreement relating to intellectual property any Restricted Payments (other than dividends) and Permitted Investments need only satisfy the requirement of clauses (1) and (2)(a) above and

            (y) payments by the Company or any Guarantor to Colony Capital, LLC or any of its Affiliates as reimbursement for all reasonable out-of-pocket expenses actually incurred in connection with its direct or indirect ownership of the Company or its Restricted and Unrestricted Subsidiaries or the management, operation, construction, and expansion of the RIH Hotel need only satisfy the requirement of clause (1) above.

      LIMITATIONS ON USE OF PROCEEDS

      The Company and/or its Subsidiaries will deposit not less than $89.0 million of the net proceeds of the Offering into the Construction Disbursement Account. The funds in the Construction Disbursement Account will be invested in either:

            (x) Government Securities having maturities of less than twelve months or

            (y) Cash Equivalents of the type described in clauses (1) and (2) and, if limited to the investments described in clauses (1) and (2), clause (6) of the definition thereof.

      All funds in the Construction Disbursement Account will be disbursed only in accordance with the Disbursement Agreement.

      SALE AND LEASEBACK TRANSACTIONS

      The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, enter into any sale and leaseback transaction; PROVIDED, HOWEVER, that the Company and its Subsidiaries may enter into a sale and leaseback transaction if:

            (1) the Company could have:

                   (a) incurred Indebtedness in an amount equal to the
             Attributable Debt relating to such sale and leaseback transaction under clause (1) of the first paragraph of the covenant entitled "--Incurrence of Indebtedness and Issuance of Preferred Equity Interests" and

                   (b) incurred a Lien to secure such Indebtedness pursuant to the covenant entitled "--Limitation on Liens;"

            (2) the gross cash proceeds of the sale and leaseback transaction are at least equal to the Fair Market Value of the property that is the subject of such sale and leaseback transaction; and

            (3) the transfer of property in such sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant entitled "--Asset Sales."

      The Trustee will receive an Officer's Certificate from the Company with respect to its satisfaction of the conditions set forth in (1), (2) and (3) above.

      LINE OF BUSINESS

      The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, engage in any business or investment activities other than a Permitted Business. Neither the Company nor any of its Subsidiaries may conduct a Permitted Business in any gaming jurisdiction in which the Company or such Subsidiary is not licensed on the Issue Date if the Holders of the notes would be required to be licensed as a

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result thereof; PROVIDED, HOWEVER, that the provisions described in this sentence will not prohibit the Company or any of its Subsidiaries from conducting a Permitted Business in any jurisdiction that does not require the licensing or qualification of all the Holders, but reserves the discretionary right to require the licensing or qualification of any Holder. The Company will not, and will not permit any of its Subsidiaries to, engage in any business, development or investment activity other than at the RIH Hotel or in conjunction therewith until the Expansion Project is complete.

      INSURANCE

      The Indenture provides that until the notes have been paid in full, the Company will, and will cause its Subsidiaries to, maintain insurance with carriers against such risks and in such amounts as are customarily carried by similar businesses with such deductibles, retentions, self-insured amounts coinsurance provisions as are customarily carried by similar businesses of similar size, including, without limitation, property and casualty. Customary insurance coverage will be deemed to include, without limitation, the following:

            (1) workers' compensation insurance to the extent required to comply with all applicable state, territorial or United States laws and regulations, or the laws and regulations of any other applicable jurisdiction;

            (2) comprehensive general liability insurance;

            (3) umbrella or excess liability insurance providing excess liability coverages over and above the foregoing underlying insurance policies;

            (4) business interruption insurance at all times, and

            (5) property insurance protecting the property against losses or damages as is customarily covered by an "all-risk" policy or a property policy covering "special" causes or loss for a business of similar type and size; PROVIDED, HOWEVER, that such insurance will provide coverage of not less than the lesser of:

                   (a) 120% of the outstanding principal amount of the notes
             plus accrued and unpaid interest or

                   (b) 100% of actual replacement value (as determined at each policy renewal based on recognized means) of any improvements customarily insured consistent with industry standards and, in each case, with a deductible no greater than 2% or such greater amount as is available on commercially reasonable terms (other than earthquake or flood insurance, for which the deductible may be up to 10% of such replacement value).

      All insurance required by this covenant (except workers' compensation and property insurance relating to property not constituting Collateral) will name the Company and the Trustee as additional insureds or loss payees, as the case may be, with losses in excess of $1.0 million payable jointly to the Company and the Trustee (unless a Default or Event of Default has occurred and is then continuing, in which case all losses are payable solely to the Trustee), with no recourse against the Trustee for the payment of premiums, deductibles, commissions or club calls, and for at least 30 days' notice of cancellation.
All such insurance policies will be issued by carriers having an A.M. Best & Company, Inc. rating of A or higher and a financial size category of not less than X or, if such carrier is not rated by A.M. Best & Company, Inc., having the financial stability and size deemed appropriate by an opinion from a reputable insurance broker. The Company will deliver to the Trustee on the Issue Date and each anniversary thereafter a certificate of an insurance agent describing the insurance policies obtained by the Company and its Subsidiaries, together with an Officers' Certificate stating that such policies comply with this covenant and the related applicable provisions of the Collateral Documents.

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      ADDITIONAL GUARANTEES

      The Indenture provides that if the Company or any of its Subsidiaries acquires or creates another Subsidiary after the date of the Indenture, then that newly acquired or created Subsidiary must become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel to the Trustee within five business days of the date on which it was acquired or created; PROVIDED that:

            (i) non-Wholly Owned Subsidiaries created or acquired in compliance with the covenant entitled "Restricted Payments" and

            (ii) Subsidiaries having property with a Fair Market Value of not more than $25,000 shall not be required to be Guarantors.

      REPORTS

      The Indenture provides that, whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, the Company will furnish to the Trustee and all Holders of notes:

            (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's and the Subsidiaries' certified independent accountants and


            (2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports, in each case

                   (x) prior to the consummation of the Exchange Offer, within
             30 days following the time periods specified in the SEC's rules and regulations and

                   (y) following the consummation of the Exchange Offer, within the time periods specified in the SEC's rules and regulations.

      In addition, following the consummation of the Exchange Offer, whether or not required by the rules and regulations of the SEC, the Company and the Guarantors will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company and the Guarantors have agreed that, for so long as any notes are not freely transferable under the Securities Act, they will furnish to the Trustee, Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

      MERGER, CONSOLIDATION OR SALE OF ASSETS

      The Indenture provides that the Company will not, directly or indirectly, in a single transaction or series of related transactions, consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the property of the Company and its Subsidiaries taken as a whole, in one or more related transactions, to another person unless:

            (1) the Company is the surviving corporation, or the entity or the person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made (such surviving corporation, entity or transferee person, the "Surviving Entity"), is a corporation, limited liability

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      company or partnership organized or existing under the laws of the United
      States, any state thereof or the District of Columbia;

            (2) the Surviving Entity assumes all the obligations of the Company under the notes, the Indenture and the Collateral Documents pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

            (3) the Surviving Entity causes such amendments, supplements or other instruments to be filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien of the Collateral Documents on the Collateral owned by or transferred to the Surviving Entity, together with such financing statements as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant states;

            (4) the Collateral owned by or transferred to the Surviving Entity shall:

                   (a) continue to constitute Collateral under the Indenture
             and the Collateral Documents,

                   (b) be subject to the Lien in favor of the Trustee for the benefit of the Holders of the notes, and

                   (c) not be subject to any Lien other than Permitted Liens;

            (5) the property of the person which is merged or consolidated with or into the Surviving Entity, to the extent that they are property of the types which would constitute Collateral under the Collateral Documents, shall be treated as After-Acquired Property and the Surviving Entity shall take such action as may be reasonably necessary to cause such property to be made subject to the Lien of the Collateral Documents in the manner and to the extent required in the Indenture;

            (6) immediately after giving PRO FORMA effect to such transaction, no Default or Event of Default exists;

            (7) the Company or the person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made will, at the time of such transaction and after giving PRO FORMA effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant "Incurrence of Indebtedness and Issuance of Preferred Equity Interests;" PROVIDED that this clause (7) shall not be applicable if the sole purpose of such transaction (as determined by the Board of Directors of the Company evidenced by a Board Resolution) is to change the state of incorporation of the Company and such person (if other than the Company) is, prior to such transaction, a "shell" person formed solely for the purpose of such transaction;

            (8) immediately after such transaction, the Company or the Surviving Entity, as applicable, holds all permits required for operation of the business of, and such entity is controlled by a person or entity (or has retained a person or entity which is) experienced in, operating casino hotels or otherwise holds all permits (including those required from Gaming Authorities) to operate its business; and

            (9) the Company will have delivered to the Trustee an Officers' Certificate and an opinion of counsel addressed to the Trustee, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or disposition and such supplemental indenture, if any, comply with this Indenture and that such supplemental indenture is enforceable.

      Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the property of the Company in accordance with the foregoing requirements, the successor person formed by such consolidation or into which the Company is merged or to

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which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of the Company under the notes and the Indenture with the same effect as if such successor or person had been named as the Company in the notes and the Indenture, and, except in the case of a lease, the predecessor person shall be relieved of all obligations and covenants under the notes and the Indenture and the Collateral Documents.

      In addition, the Indenture provides that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving person), another corporation or other person, whether or not affiliated with such Guarantor, unless:

            (1) the person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor under the notes, the Indenture, the Registration Rights Agreement and the Collateral Documents pursuant to a supplemental indenture and other agreements in form and substance reasonably satisfactory to the Trustee;

            (2) immediately after giving effect to such transaction, no Default or Event of Default exists;

            (3) the Company would be permitted, immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant "Incurrence of Indebtedness and Issuance of Preferred Equity Interests;"

            (4) such transaction will not result in the loss or suspension or material impairment of any material Gaming License;

            (5) the Collateral owned by such Guarantor or surviving person, as the case may be,

                   (a) shall be subject to a Lien in favor of the Trustee for the benefit of the Holders of the notes; and

                   (b) shall not be subject to any Lien, other than Permitted
             Liens; and

            (6) the property of the person which is merged or consolidated with or into such Guarantor, to the extent that they are property of the types which would constitute Collateral under the Collateral Documents, shall be treated as After-Acquired Property and such Guarantor or the surviving person, as the case may be, shall take such actions as may be necessary to cause such property to be made subject to the Lien of the Collateral Documents in the manner and to the extent required by the Indenture;

PROVIDED that the provisions of clauses (1) and (3) above shall not apply to the merger of two or more Guarantors with and into each other or the merger of any Guarantor into the Company.

      The Indenture provides that, except to the extent this "Merger, Consolidation or Sale of Assets" covenant applies, in the event of:

            (a) a sale or other disposition of all or substantially all of the property of any Guarantor, by way of merger, consolidation or otherwise; or

            (b) a sale or other disposition of all of the Equity Interests of any Guarantor, in each case to a person which is not the Company or a Subsidiary or an Affiliate of the Company;

then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the Equity Interests of such Guarantor) or the person acquiring the property (in the event of a sale or other disposition of all or substantially all of the property of such Guarantor) will be released and relieved of any obligations under its Guarantee, the Indenture and the Collateral Documents; PROVIDED that:

            (1) the Net Proceeds of such sale or other disposition are applied in accordance with the provisions of the Indenture described under "--Asset Sales;" and

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            (2) all obligations of such Guarantor under all of its guarantees of, and under all of its pledges of property or other Liens which secure, Indebtedness of the Company or any of its Subsidiaries, shall also terminate.

EVENTS OF DEFAULT AND REMEDIES

      The Indenture provides that each of the following constitutes an Event of
Default:

            (1) default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the notes;

            (2) default in payment when due of the principal of or premium, if any, on the notes;

            (3) (a) default in the payment of principal of, premium, if any, and interest, or Liquidated Damages, if any, on notes required to be purchased with respect to a Change of Control Offer, Asset Sale Offer or Event of Loss Offer, when such payment would be due and payable under the provisions of the Indenture; and

                   (b) failure to perform or comply with the provisions
             described under the subclauses "--Certain Covenants--Merger, Consolidation or Sale of Assets" or "--Certain
             Covenants--Restricted Payments," but only if the failure under the latter subclause is not able to be cured and is caused by a Restricted Payment described in the first set of clauses (1) through (3) of the first paragraph of the covenant entitled "--Certain Covenants--Restricted Payments";

            (4) failure by:

                   (a) the Company or any of the Guarantors for 45 days after notice thereof given as described below to comply with any of the other agreements in the Indenture, the notes or the Guarantees not set forth in clause (3) above; or

                   (b) the Company or any of the Guarantors for 30 days after notice thereof given as described below to comply with any of the agreements in the Disbursement Agreement or any other Collateral Document;

            (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default:

                   (a) is caused by a failure to pay principal of such
             Indebtedness at final maturity (a "Payment Default"), or

                   (b) results in the acceleration of such Indebtedness prior to its final maturity,

      and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

            (6) failure by the Company, any Guarantor or any of the Company's Significant Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days (net of applicable insurance coverage which is acknowledged in writing by the insurer);

            (7) failure by the Company or any Guarantor for 60 days following the notice thereof, to be in material compliance with any representation or warranty in any material respect in the Collateral Documents or in any certificates delivered in connection therewith, the repudiation by the Company or any Guarantor of any of its obligations under the Collateral Documents or the unenforceability or invalidity of the Collateral Documents against the Company or any Guarantor for any reason;

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            (8) any revocation, suspension, expiration without any previous or concurrent renewal, or loss of any Gaming License (other than a liquor license) of the Company or any of its Subsidiaries (other than any voluntary relinquishment of any such Gaming License if such relinquishment, in the reasonable good faith judgment of the Board of Directors of the Company, evidenced by a resolution of such Board, is both desirable in the conduct of the business of the Company and its Subsidiaries, taken as a whole, and would not in any material respect reasonably be expected to impair the Company's ability to pay principal and interest on the notes or to materially impair the value of the Collateral) that results in the cessation or suspension for a period of more than 90 consecutive days of any material gaming operations of the Company or any Subsidiary;

            (9) the cessation or suspension of any material gaming operations of the Company or any of its Subsidiaries, taken as a whole, for more than 90 consecutive days (other than as a result of a casualty loss or if the Company or one of its Subsidiaries has received the proceeds of its business interruption insurance until such proceeds have been expended);

            (10) except as permitted by the Indenture, any Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor, or any person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Guarantee; and

            (11) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary.

      If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any Gaming Subsidiary, all outstanding notes will become due and payable without further action or notice. In addition to acceleration of the notes, if an Event of Default occurs and is continuing, the Trustee will have the right to exercise remedies with respect to the Collateral, such as foreclosure, as are available under the Indenture, the Collateral Documents and at law. Holders of the notes may not enforce the Indenture or the notes or exercise remedies with respect to the Collateral except as expressly provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the Trustee in writing in its exercise of any trust or power. The Trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

      The Holders of a majority in aggregate principal amount of the notes then outstanding by written notice to the Trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the Indenture, the notes, the Guarantees and the Collateral Documents, except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

      The Company is required to deliver to the Trustee annually an Officer's Certificate regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

POSSESSION, USE AND RELEASE OF COLLATERAL

      The Indenture provides that, unless an Event of Default shall have occurred and be continuing, the Company and the Guarantors will have the right to remain in possession and retain exclusive control of the Collateral (other than any cash, securities, obligations and Cash Equivalents constituting part of the Collateral and deposited with the Trustee and other than as set forth in the Collateral Documents), to freely operate the Collateral and to collect, invest and dispose of any income thereon.

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      RELEASE OF COLLATERAL FROM LIEN OF COLLATERAL DOCUMENTS UPON SATISFACTION
OF CONDITIONS. The Company and the Guarantors, as the case may be, will have the right to obtain a release of items of Collateral from the Lien of the Collateral Documents (other than certain Trust Monies) (the "Released Collateral") subject to a sale or disposition, and the Trustee will release the Released Collateral (as defined below) from the Lien of the relevant Collateral Document and reconvey the Released Collateral to the Company or any such Guarantor upon compliance with the condition that the Company deliver to the Trustee the following:

            (a) a written notice from the Company requesting the release of Released Collateral,

                   (i) specifically describing the proposed Released Collateral,

                   (ii) specifying the Fair Market Value of such Released
             Collateral on a date within 60 days of such notice (the "Valuation Date"),

                   (iii) stating that such Released Collateral is to be sold
             and that the consideration to be received in respect of the Released Collateral is at least equal to the Fair Market Value of the Released Collateral and is also to be made Collateral subject to the Collateral Documents,

                   (iv) stating that the release of such Released Collateral
             will not impair the value of the remaining Collateral or interfere with the Trustee's ability to realize such value and will not impair the maintenance and operation of the remaining Collateral,

                   (v) confirming the sale of, or an agreement to sell, such
             Released Collateral is a bona fide sale to a person that is not an Affiliate to the Company or, in the event that such sale is to a person that is an Affiliate, confirming that such sale is made in compliance with the provisions set forth under "Certain Covenants--Affiliate Transactions," and

                   (vi) certifying that if the sale of such Released Collateral constitutes an Asset Sale, such Asset Sale complies with the terms and conditions of the Indenture with respect thereto, including, without limitation, the provisions set forth under "Certain Conditions--Asset Sales;"

            (b) an Officers' Certificate of the Company stating that:

                   (i) such sale covers only the Released Collateral or such
             other assets subject to the sale or disposition,

                   (ii) all Net Proceeds, if any, from the sale of any of the
             Released Collateral will be applied pursuant to the provisions of the Indenture in respect of Asset Sales,

                   (iii) there is no Default or Event of Default in effect or continuing on the date thereof or the Valuation Date,

                   (iv) the release of the Collateral will not result in a
             Default or Event of Default under the Indenture, and

                   (v) all conditions precedent in the Indenture relating to
             the release in question have been complied with; and

            (c) all documentation required by the TIA, if any, prior to the release of the Released Collateral by the Trustee and, in the event that there is to be a substitution of property for the Released Collateral subject to the Asset Sale, all documentation necessary to effect the substitution of such new Collateral and to subject such new Collateral to the Lien of the relevant Collateral Documents.

      The Indenture provides that the Company and the Guarantors also shall be entitled, subject to compliance with the conditions set forth therein, to obtain the release of Collateral which has been taken by eminent domain, condemnation or in similar circumstances.

      The Indenture provides that the Company and the Guarantors shall be entitled to obtain a full release of all of the Collateral following legal defeasance or covenant defeasance of the Indenture as described below under "--Legal Defeasance and Covenant Defeasance."

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      The Indenture will provide that, upon the release of any Guarantor from its obligations under the Indenture and its Guarantee as described in the last paragraph under "--Guarantees," such Guarantor shall be entitled to obtain the release of all of its Collateral.

      UNCONDITIONAL RELEASE OF COLLATERAL FROM LIEN OF COLLATERAL
DOCUMENTS. Notwithstanding the provisions of "--Release of Collateral from Lien of Collateral Documents Upon Satisfaction of Conditions" above, so long as no Default or Event of Default shall have occurred and be continuing or would result therefrom, the Company and the Guarantors may, among other things, release from the Lien of the Collateral Documents (and upon the written request of the Company, the Trustee will confirm in writing any such release) items of Collateral without any consent by the Trustee, conduct ordinary course activities with respect to Collateral, including:

            (a) selling or otherwise disposing of, in any transaction or series of related transactions, any property subject to the Lien of the Collateral Documents which has become worn out, defective or obsolete or is not used or useful in the operation of our business or that of any of the Guarantors and which has an aggregate Fair Market Value of $100,000 or less except for such property that is sold or otherwise disposed of in connection with the Energy Arrangement which may be sold without regard to a maximum aggregate amount;

            (b) selling or otherwise disposing of, in any transaction or series of related transactions, any property (including the Warehouse Assets) subject to the Lien of the Collateral Documents which has become worn out or obsolete and which is replaced by property of substantially equivalent or greater value which becomes subject to the Lien of the Collateral Documents as After-Acquired Property;

            (c) abandoning, terminating, canceling, releasing or making alterations in or substitutions of any leases or contracts subject to the Lien of the Indenture or any of the Collateral Documents;

            (d) surrendering or modifying any franchise, license or permit subject to the Lien of the Indenture or any of the Collateral Documents which it may own or under which it may be operating;

            (e) altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances;

            (f) demolishing, dismantling, tearing down, scrapping or abandoning any Collateral if, as conclusively determined (absent manifest error) by the Board of Directors of the Company in its good faith opinion, such demolition, dismantling, tearing down, scrapping or abandonment is in the best interest of the Company;

            (g) granting a nonexclusive license of any intellectual property;
      and

            (h) abandoning intellectual property which has become obsolete and not used in the business.

USE OF TRUST MONIES

      All Trust Monies (including, without limitation, all Net Proceeds and all Net Loss Proceeds under the covenants entitled "Asset Sales" and "Events of Loss" required to be deposited with the Trustee) shall be held by the Trustee as a part of the Collateral securing the notes and, so long as no Event of Default shall have occurred and be continuing, may either:

            (1) be released as contemplated by "--Certain Covenants --Asset Sales" if such Trust Monies represent Net Proceeds of Collateral in respect of an Asset Sale; or

            (2) at the written direction of the Company be applied by the Trustee from time to time to the payment of interest on any Notes and to the payment of the principal of, premium, if any, interest and Liquidated Damages on any notes on any Interest Payment Date at maturity or upon redemption or retirement, or to the purchase of notes upon tender or in the open market or otherwise, in each case in compliance with the Indenture.


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      The Company may also withdraw Trust Monies constituting Net Loss Proceeds to repair or replace the relevant Collateral or provide substitute Collateral, subject to certain conditions set forth in the Indenture.

      The Trustee shall be entitled to apply any Trust Monies to cure any Event of Default. Trust Monies deposited with the Trustee shall be invested in Cash Equivalents pursuant to the written direction of the Company and, so long as no Default or Event of Default shall have occurred and be continuing, the Company shall be entitled to be paid, free from the Lien of the Collateral Documents, any interest or dividends accrued, earned or paid on such Cash Equivalents.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES, INCORPORATORS, MEMBERS, PARTNERS AND STOCKHOLDERS

      No past, present or future director, officer, employee, incorporator, member, partner or stockholder of the Company or any of its Subsidiaries, as such, will have any liability for any obligations of the Company under the notes, the Guarantees, the Indenture, the Registration Rights Agreement or the Collateral Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

      The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes ("Legal Defeasance") except for:

            (1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

            (2) the Company's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

            (3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith; and

            (4) the Legal Defeasance provisions of the Indenture.

      In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any failure or omission to comply or default in complying with such obligations will not constitute a Default or Event of Default with respect to the notes.

      In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "--Events of Default" will no longer constitute an Event of Default with respect to the notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance,

            (1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case

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      may be, and the Company must specify whether the notes are being defeased to maturity or to a particular redemption date;

            (2) in the case of Legal Defeasance, the Company will have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

                   (a) the Company has received from, or there has been
             published by, the Internal Revenue Service a ruling or

                   (b) since the Issue Date, there has been a change in the
             applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

            (3) in the case of Covenant Defeasance, the Company will have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

            (4) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company, the Guarantors or any of the Company's Subsidiaries is a party or by which the Company, the Guarantors or any of the Company's Subsidiaries is bound;

            (5) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

            (6) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company, and

            (7) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel (subject to customary assumptions and exceptions), each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

SATISFACTION AND DISCHARGE

      The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of notes) as to all outstanding notes when either:

            (1) all such notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

            (2) (a) all such notes not theretofore delivered to the Trustee for cancellation have or will (upon the mailing of a notice or notices deposited with the Trustee together with irrevocable instructions to mail such notice or notices to Holders of the notes) become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in the trust for the purpose an amount of money sufficient to pay and discharge the entire indebtedness on the notes not

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      theretofore delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the date of such deposit;

            (b) the Company has paid all sums payable by it under the Indenture; and

            (c) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

TRANSFER AND EXCHANGE

      A Holder may transfer or exchange notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture.

AMENDMENT, SUPPLEMENT AND WAIVER

      Except as provided in the next two succeeding paragraphs, the Indenture, the notes, the Guarantees, or the Collateral Documents may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the Indenture, the notes, the Guarantees, or the Collateral Documents may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

      Without the consent of each Holder affected, an amendment or waiver may not with respect to the notes held by a non-consenting holder:

            (1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver of the Indenture, notes, Guarantees, the Registration Rights Agreement or Collateral Documents;

            (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than the covenants described above under the captions "--Certain Covenants--Change of Control," "--Certain Covenants--Asset Sales" or "--Certain Covenants--Events of Loss");

            (3) reduce the rate of or change the time for payment of interest on any note;

            (4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest or Liquidated Damages on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

            (5) make any note payable in money other than that stated in the notes;

            (6) make any change in the provisions of the Indenture, notes, Guarantees or Collateral Documents relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of or premium, if any, or interest or Liquidated Damages, if any, on the notes;

            (7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "--Optional Redemption");

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            (8) following an event or circumstance which may give rise to the requirement to make an offer as required by the covenants described above under the capitons "--Certain Covenants--Change of Control;" "--Certain Covenants--Asset Sales;" or "--Certain Covenants--Events of Loss;" modify the provisions of any such covenant (or related definition) in the Indenture requiring the Company to make an offer to purchase in a manner materially adverse to the Holders of notes affected thereby;

            (9) release any Guarantor from any of its obligations under its Guarantee or the Indenture, except in accordance with terms of the Indenture; or

            (10) make any change in the foregoing amendment and waiver provisions.

      Notwithstanding the foregoing, without the consent of any Holder of notes, the Company and the Trustee may, from time to time, amend or supplement the Indenture, the notes, the Guarantees, the Registration Rights Agreement or the Collateral Documents to:

            (1) cure any ambiguity, defect or inconsistency;

            (2) provide for uncertificated notes in addition to or in place of certificated notes;

            (3) comply with any rules of any depositary for the notes;

            (4) provide for the assumption of the Company's or any Guarantor's obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of the Company's or any Guarantor's property;

            (5) make any change that would provide any additional benefit or rights to the Holders or that does not adversely affect the rights of any Holder;

            (6) comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the TIA; or

            (7) provide for the release of a Guarantor pursuant to the terms of the Indenture.

      In addition to the foregoing and except as provided under "--Possession, Use and Release of Collateral," no portion of the Collateral may be released from the Lien of the Collateral Documents without the consent of the Holders of at least 75% in aggregate principal amount of the then outstanding notes.

GAMING LAWS

      Except as to banking or other licensed lending institutions and certain institutional investors, RIH is required by the Casino Control Act to establish by clear and convincing evidence the integrity of all financial backers, investors, mortgagees and holders of notes or other evidence of indebtedness, either in effect or proposed, which bear any relation to the RIH Hotel (the "Financial Source Qualification Requirement"). The Casino Control Act defines a "security" as any instrument evidencing a direct or indirect beneficial ownership or creditor interest in a corporation including, but not limited to, mortgagees, security agreements and notes. The Company is required by the Casino Control Act to establish by clear and convincing evidence that holders, direct or indirect and beneficial or otherwise, of its securities, including the Holders of the notes, are financially stable, responsible, and possess good character, honesty and integrity (the "Qualification Requirement"). However, the Company is permitted by the Casino Control Act to seek, and the CCC has historically granted, a waiver of the Qualification Requirement with respect to any Holder of the notes whose beneficial interest or ownership of the notes does not exceed 15% of the $180.0 million offering, assuming said Holder is not significantly involved in the activities of RIH, does not have the ability to control the Company or elect one or more directors of the Company, and there is no showing of cause to believe that such holder may be found to be unqualified. If the beneficial interest or ownership of any Holder of the notes exceeds 15% of the $180.0 million offering, the Holder will be subject to the Qualification Requirement. However, the Company is permitted to seek and the

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CCC has historically to granted a waiver of the Qualification Requirement if such Holder (an "Institutional Holder") is any of the following:

      . a retirement fund administered by a public agency for the exclusive benefit of federal, state, or local public employees;

      . an investment company registered under the Investment Company Act of 1940;

      . a collective investment trust organized by banks under Part Nine of the Rules of the Comptroller of the Currency;

      .   a closed end investment trust;

      . a chartered or licensed life insurance company or property and casualty insurance company;

      . an investment advisor registered under The Investment Advisors Act of 1940; or

      . such other person as the CCC may determine to be an institutional investor.

      In addition, there must be no showing of cause to believe that the Institutional Holder may be found to be unqualified and the beneficial interest or ownership of the notes by such Institutional Holder may not exceed the lesser of 20% of the Company's outstanding debt or 50% of the $180.0 million offering unless the NJCCC, for good cause shown, grants a petition approving a higher percentage. Such Institutional Holder must, if requested, provide the CCC with a certified statement that the notes are being purchased for investment purposes only and the Holder has no intention of influencing or affecting the affairs of the Company, RIH or any other holding or intermediary company of RIH. Moreover, the Holder must also state that:

            (a) if such Holder subsequently determines to influence or affect the affairs of such persons, the Holder shall provide to the NJCCC, an application for qualification before taking any action that may influence or affect the affairs of such persons, and

            (b) the Holder recognizes that it is subject to the jurisdiction of the NJCCC.

      If such waiver of the Qualification Requirement is obtained, the Holder will also be exempt from the Financial Source Qualification Requirement. Although the Institutional Holder who obtains a waiver will not be permitted to influence or affect our affairs or the affairs of RIH or any holding or intermediary company of RIH, the Institutional Holder will be permitted to vote on matters put to the vote of the note holders as a class.

      The Indenture provides that if the CCC requires that a Holder (whether the record or beneficial owner) qualify under the Casino Control Act and if such Holder does not so qualify, then such Holder must dispose of his interest in the notes within 30 days after receipt of notice of such finding, or within such earlier time as the CCC may require, or the Company may redeem such notes. If any Holder is found unqualified by the CCC, it is unlawful for the Holder

            (1) to receive any interest upon the notes,

            (2) to exercise, directly or through any trustee or nominee, any right conferred by the notes, or

            (3) to receive any remuneration, in any form, from RIH (including the Company, the Guarantors or the Trustee) for services rendered or otherwise.

      See "--Gaming Redemption."

      The Indenture further requires the Trustee to request from DTC, a list of participants and the extent of their participation in the issue to the NJCCC

            (1) within 30 days of the consummation of the financing transaction with the actual sale of the notes,

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            (2) within 30 days of the completion of the Exchange Offer for the notes,

            (3) annually, within 10 days after the anniversary date of the first interest payment on the notes, and

            (4) any other time the NJCCC requests.

      The Indenture also requires the Trustee to provide to such Gaming Authorities copies of all written communications from the Trustee to the Holders, notice of any default under the notes, certain other information concerning the Trustee's enforcement of rights under the Indenture and other matters respecting the security for the notes.

CONCERNING THE TRUSTEE

      The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; HOWEVER, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

      The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default will occur (which will not be cured or waived), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of notes, unless such Holder will have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense in writing.

CERTAIN DEFINITIONS

      Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      "ADJUSTED CONSOLIDATED EBITDA" means, for any period, Consolidated EBITDA for such period, plus the Released Amount for such period.

      "AFFILIATE" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by agreement or otherwise; PROVIDED that, for purposes of the covenant described under "--Certain Covenants--Affiliate Transactions" only, beneficial ownership of 10% or more of the voting securities of a person will be deemed to be control.

      "AFTER-ACQUIRED PROPERTY" means any property (including Equity Interests) relating to the RIH Hotel acquired after the Issue Date.

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      "ASSET SALE" means any direct or indirect sale, conveyance, transfer, lease or other disposition (including, without limitation, any merger, consolidation or sale and leaseback transaction) to any person other than the Company or a Subsidiary, in one transaction or a series of related transactions, of:

            (1) any Equity Interest of any Subsidiary (excluding minimum issuances of directors' qualifying shares);

            (2) the property of the Company or any of its Subsidiaries which constitute substantially all of an operation unit or line of business of the Company or any of its Subsidiaries; or

            (3) any other property of the Company or any of its Subsidiaries outside of the ordinary course of business;

PROVIDED that notwithstanding the foregoing, the term "Asset Sale" will not include:

            (a) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the property of the Company and its Subsidiaries, as permitted pursuant to the covenant entitled "Merger, Consolidation or Sale of Assets;"

            (b) the sale or lease of equipment, inventory, accounts receivable or other property in the ordinary course of business and to the extent that such sales or leases are not part of the sale of the business in which such equipment was used or in which such inventory or accounts receivable arose;

            (c) sales of property that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Company or any Subsidiary;

            (d) any transaction or series of related transactions involving assets with a Fair Market Value not in excess of $100,000;

            (e) the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

            (f) the grant in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations therefor and other similar intellectual property;

            (g) an exchange of Warehouse Assets for other warehouse assets, provided that the Company effecting such exchange receives at least substantially equivalent value (including Equity Interests in the person owning such Warehouse Assets) in such exchange for the property disposed of;

            (h) the making of any Restricted Payments permitted by the covenant described under "Restricted Payments" or the making of any Permitted Investment; or

            (i) any sale, conveyance, transfer, lease or other disposition occasioned by an Event of Loss.

      "ATTRIBUTABLE DEBT" in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

      "BOARD OF DIRECTORS" means the Board of Directors of the Company or managers (or the equivalent governing body), or any authorized committee of the Board of Directors or managers (or the equivalent governing body) of the Company.

      "BUSINESS DAY" means any day other than a Legal Holiday.

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      "CAPITAL LEASE OBLIGATION" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

      "CASH EQUIVALENTS" means:

            (1) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (PROVIDED that the full faith and credit of the United States is pledged in support thereof) having maturities not more than 12 months from the date of acquisition;

            (2) U.S. dollar denominated (or foreign currency fully hedged)

                   (a) time deposits, money-market deposits on accounts,
             certificates of deposit, Eurodollar time deposits or Eurodollar certificates of deposit and bankers' acceptance of

                         (i) any domestic commercial bank of recognized
                   standing having capital and surplus in excess of $500.0 million or

                         (ii) any domestic commercial bank whose short-term
                   commercial paper rating from S&P is at least A-1 or the equivalent thereof or from Moody's is at least P-1 or the equivalent thereof (any such bank being an "Approved Lender"), in each case with maturities of not more than 12 months from the date of acquisition, and

                   (b) overnight bank deposits and federal funds transactions with a bank meeting the qualifications specified in clauses (a)(i) or (a)(ii) above;

            (3) commercial paper and variable or fixed rate notes issued by any Approved Lender (or by the parent company thereof) or any variable rate notes issued by, or guaranteed by, any domestic corporation rated A-2 (or the equivalent thereof) or better by S&P or P-2 (or the equivalent thereof) or better by Moody's and maturing within 12 months of the date of acquisition;

            (4) repurchase agreements with a term of not more than 60 days with a bank or trust company or recognized securities dealer having capital and surplus in excess of $500.0 million for underlying securities of the types described in subparagraphs (1), (2), or (3) above and having, on the date of purchase thereof, a Fair Market Value of at least 100% of the amount of repurchase obligations;

            (5) investments in securities with maturities of 12 months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof; and

            (6) interests in money market mutual funds at least 95% of the property of which are of the types described in subparagraphs (1) through
      (5) hereof, inclusive.

      "CHANGE OF CONTROL" means such time as:

            (1) a "person" or "group" (within the meaning of Sections 13(d) of the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, other than any of the Permitted Holders, has become, directly or indirectly, the "beneficial owner," of 35% or more of the voting power of the Equity Interests of the Company, PROVIDED that the Permitted Holders do not, directly or indirectly, beneficially own a greater percentage of the voting power of the Equity Interests of the Company; or

            (2) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by the Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so

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      approved) cease for any reason to constitute a majority of the directors of the Company, as the case may be, then in office; or

            (3) the adoption of a plan of liquidation or dissolution of the Company.

      "COLLATERAL" means, collectively, all of the property described in the third paragraph under "Ranking and Security," together with all other property that is from time to time subject to the Lien of the Collateral Documents.

      "COLLATERAL ACCOUNT" means the collateral account established pursuant to the Disbursement Agreement and the Indenture.

      "COLLATERAL DOCUMENTS" means, collectively, the Mortgages, the Security Agreement, the Disbursement Agreement and all other mortgages, deeds of trust, pledge agreements, collateral assignments, security agreements, fiduciary transfers, debentures, fiduciary assignments or other instruments evidencing or creating any security interests in favor of the Trustee in all or any portion of the Collateral, in each case, as amended, amended and restated, extended, renewed, supplemented or otherwise modified from time to time, in accordance with the terms thereof and the Indenture.

      "CONSOLIDATED EBITDA" means, with respect to the Company for any period, the sum of, without duplication:

            (1) the Consolidated Net Income for such period; PLUS

            (2) provision for taxes based on income or profits of the Company and its Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; PLUS

            (3) consolidated interest expense of the Company and its Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; PLUS

            (4) consolidated depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash items (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash items in any future period or amortization of a prepaid cash expense that was paid in a prior period) of the Company and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; PLUS

            (5) pre-opening costs incurred in connection with the Expansion Project that are required by GAAP to be charged as an expense prior to or upon opening, to the extent that such expenses were deducted in computing such Consolidated Net Income; MINUS

            (6) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of the Company will be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of the Company.

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      "CONSOLIDATED NET INCOME" means, with respect to any person for any period, the aggregate of the Net Income of the Company and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; PROVIDED that:

            (1) the Net Income (but not loss) of any person that is not a Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the Company or a Wholly Owned Subsidiary thereof that is a Guarantor;

            (2) the Net Income of any Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders;

            (3) the Net Income of any person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

            (4) the cumulative effect of a change in accounting principles shall be excluded;

            (5) any net gain or loss realized in connection with any Asset Sale, or the disposition of any securities by the Company or any of its Subsidiaries or the extinguishment of any Indebtedness of the Company or any of its Subsidiaries shall be excluded; and

            (6) any extraordinary gain or loss shall be excluded.

      "CONSTRUCTION DISBURSEMENT BUDGET" means itemized schedules setting forth on a line item basis all of the costs (including financing costs) estimated to be incurred in connection with the financing, design, development, construction and equipping of the Expansion Project, as such schedules are delivered to the Disbursement Agent on the Issue Date as amended from time to time in accordance with the terms of the Disbursement Agreement.

      "CONTESTED COLLATERAL LIEN CONDITIONS" shall mean the following conditions:

            (1) any proceeding instituted contesting such Lien shall conclusively operate to stay the sale or forfeiture of any portion of the Collateral on account of such Lien;

            (2) at the option and upon request of the Trustee, the Company or any Guarantor, as applicable, shall maintain cash reserves in an amount sufficient to pay and discharge such Lien and the Trustee's reasonable estimate of all interest and penalties related thereto; and

            (3) such Lien shall in all respects be subject and subordinate in priority to the Lien and security interest created and evidenced by the Collateral Documents, except if and to the extent that the law or regulation creating, permitting or authorizing such Lien provides that such Lien is or must be superior to the Lien and security interest created and evidenced by the Collateral Documents.

      "DEFAULT" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

      "DEPOSITARY" means, with respect to the notes issuable or issued in whole or in part in global form, the person specified in the Indenture as the Depositary with respect to the notes, until a successor will have been appointed and become such Depositary pursuant to the applicable provision of the Indenture, and, thereafter, "Depositary" will mean or include such successor.

      "DIRECTLY OR INDIRECTLY" when used in connection with a restriction applicable to the Company or any Subsidiary shall not refer to any action taken by an Unrestricted Subsidiary.

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      "DISQUALIFIED EQUITY INTEREST" means any Equity Interest which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable, at the option of the holder thereof, in whole or in part, or exchangeable into Indebtedness on or prior to 91 days after the maturity date of the notes; PROVIDED, HOWEVER, that any Equity Interest that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof the right to require the issuer to purchase or redeem such Equity Interests upon the occurrence of an "asset sale" or "change of control" occurring prior to 91 days after the maturity date of the notes shall not constitute Disqualified Equity Interests if:

      (1) the "asset sale" or "change of control" provisions applicable to such Equity Interest are not more favorable in any material respect (as to the conditions giving rise to such obligation to purchase or redeem) to the holders of such Equity Interests than the terms applicable to the notes and described under the captions "--Certain Covenants--Change of Control" and "--Certain Covenants--Asset Sales;" and

      (2) any such requirement only becomes operative after compliance with such terms applicable to the notes, including the purchase of any notes tendered in respect of any Change of Control Offer or Asset Sale Offer, as the case may be.

      "EQUITY CONTRIBUTION" means the $25.0 million of proceeds to be received from the sale of Equity Interests of Holdings on or prior to the Issue Date.

      "EQUITY INTEREST" in any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock or other equity participations, including membership interests and partnership interests, whether general or limited, in such person, including any Preferred Equity Interests and any right or interest which is classified as equity in accordance with GAAP.

      "EQUITY OFFERING" means an underwritten public offering pursuant to a registration statement filed with the SEC in accordance with the Securities Act of

            (1) Equity Interests (other than Disqualified Equity Interests) of the Company, or

            (2) Equity Interests (other than Disqualified Equity Interests) of the Company's parent or indirect parent corporation to the extent that the cash proceeds therefrom are contributed to the equity capital of the Company or are used to purchase Equity Interests (other than Disqualified Equity Interests) of the Company.

      "EVENT OF LOSS" means, with respect to any property, any

            (1) loss, destruction or damage of such property,

            (2) condemnation, seizure or taking by exercise of the power of eminent domain or otherwise of such property, or confiscation of such property or the requisition of the use of such property, or

            (3) settlement in lieu of clause (2) above.

      "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

      "EXCHANGE OFFER" means the offer that may be made by the Company pursuant to the Registration Rights Agreement to exchange Series B notes for Series A notes issued in the Offering.

      "EXISTING INDEBTEDNESS" means the Indebtedness of the Company and its Subsidiaries in existence on the Issue Date, until such amounts are repaid.

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      "EXPANSION PROJECT" means the construction and expansion of the RIH Hotel in accordance with the Plans (as defined in the Disbursement Agreement).

      "FAIR MARKET VALUE" means, with respect to any property, the price (after taking into account any liabilities relating to such property) which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction; PROVIDED, HOWEVER, that the Fair Market Value of any such property shall be determined in each case by the Board of Directors of the Company, or the Guarantor that is the owner of such property, in good faith, which determination shall be conclusive absent manifest error, and as evidenced by a resolution by the Board of Directors set forth in an Officers' Certificate delivered to the Trustee.

      "FF&E" means machinery, furniture, fixtures or equipment used in the ordinary course of business of the Company and its Subsidiaries.

      "FF&E FINANCING" means the incurrence of Indebtedness, the proceeds of which are utilized solely to finance the acquisition of (or entry into a capital lease by the Company or one of its Subsidiaries with respect to) FF&E in connection with the Expansion Project.

      "FIXED CHARGES" means, with respect to the Company for any period, the sum, without duplication, of:

            (1) the consolidated interest expense incurred by such person and its Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to the Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and the net effect of all payments (if any) pursuant to Hedging Obligations;

            (2) the consolidated interest incurred by such person and its Subsidiaries that was capitalized during such period;

            (3) any interest expense on Indebtedness of another person that is guaranteed by such person or one of its Subsidiaries or secured by a Lien on property of such person or one of its Subsidiaries (whether or not such guarantee or Lien is called upon);

            (4) the product of

                   (a) all cash dividend payments (and non-cash dividend
             payments in the case of a person that is a Subsidiary) on any series of Preferred Equity Interests of such person payable to a party other than the Company or a Wholly Owned Subsidiary, times

                   (b) a fraction, the numerator of which is one and the
             denominator of which is one minus the then current combined federal, state and local statutory tax rate of such person, expressed as a decimal, on a consolidated basis and in accordance with GAAP; and

            (5) the product of

                   (a) all dividend payments or accruals on any series of
             Disqualified Equity Interests of such person payable to a party, times

                   (b) a fraction, the numerator of which is one and the
             denominator of which is one minus the then current combined federal, state and local statutory tax rate of such person, expressed as a decimal, on a consolidated basis and in accordance with GAAP.

      "FIXED CHARGE COVERAGE RATIO" means with respect to the Company for any period, the ratio of the Consolidated EBITDA of such person and its Subsidiaries for such period to the Fixed Charges of such person

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and its Subsidiaries for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, guarantees, defeases or redeems any Indebtedness or issues, repurchases or redeems Preferred Equity Interests subsequent to the commencement of the four-quarter reference period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving PRO FORMA effect to such incurrence, assumption, guarantee, defeasance or redemption of Indebtedness, or such issuance or redemption of Preferred Equity Interests (including a PRO FORMA application of the proceeds of such Indebtedness or Preferred Equity Interests), as if the same had occurred at the beginning of the applicable four-quarter reference period.

      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

            (1) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four- quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be deemed to have occurred on the first day of the four-quarter reference period;

            (2) the Consolidated EBITDA attributable to operations or businesses disposed of prior to the Calculation Date will be excluded;

            (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent person or any of its Subsidiaries following the Calculation Date;

            (4) all PRO FORMA adjustments shall be made in accordance with and to the extent they would be permitted by Regulation S-X of the SEC under the Securities Act; and

            (5) if any Indebtedness incurred bears a floating rate of interest and is being given PRO FORMA effect, the interest rate on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the rate for the entire period (taking into account any agreement under which Hedging Obligations relating to interest are outstanding applicable to such Indebtedness if such agreement under which such Hedging Obligations are outstanding has a remaining term at the date of determination in excess of 12 months).

      "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

      "GAMING AUTHORITY" means the New Jersey Casino Control Commission, New Jersey Division of Gaming Enforcement or any other governmental agency which regulates gaming in a jurisdiction in which the Company or any of its Subsidiaries conducts gaming activities.

      "GAMING LAW" means any law relating to gaming or gaming activities established by any Gaming Authority.

      "GAMING LICENSES" means every material license, material franchise, or other material authorization required to own, lease, operate or otherwise conduct or manage gaming in any state or jurisdiction where the Company, RIH or its Subsidiaries conduct business, and any applicable liquor licenses.

      "GAMING SUBSIDIARY" means any Subsidiary that holds a License or is otherwise involved in a material respect in the gaming business.

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      "GOVERNMENT SECURITIES" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

      "GUARANTEE" means a guarantee (other than by endorsement of negotiable instruments for deposit or collection in the ordinary course of business and indemnity obligations arising in favor of officers, directors or employees of the guarantor under corporation statutes, charter and bylaw provisions or by contract or under contracts entered into with suppliers and customers in the ordinary course of business of the guarantor), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

      "GUARANTORS" means, collectively, RIH, New Pier Operating Company, Inc., a New Jersey corporation, and their respective successors and any other Subsidiary that executes a Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

      "HEDGING OBLIGATIONS" means, with respect to any person, the obligations of such person under:

            (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and

            (2) other agreements or arrangements, in each case designed to protect such person against fluctuations in interest rates, currency rates and the prices of commodities actually at that time used in the ordinary course of business of such person.

      "HOLDER" means a person in whose name a note is registered on the Registrar's books.

      "HOLDINGS" means Colony RIH Holdings, Inc., a Delaware corporation.

      "INDEBTEDNESS" means, with respect to any person, any indebtedness of such person, whether or not contingent:

            (1) in respect of borrowed money;

            (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

            (3) in respect of bankers' acceptances;

            (4) representing Capital Lease Obligations;

            (5) representing the balance deferred and unpaid of the purchase price of any property;

            (6) representing any Hedging Obligations.

      In addition, the term "Indebtedness" includes:

            (1) all Indebtedness of others secured by a Lien on any property of the specified person (whether or not such Indebtedness is assumed by the specified person) (with the amount of such Indebtedness being deemed to be the lesser of the Fair Market Value of such property and the amount of the Indebtedness secured by such Lien);

            (2) to the extent not otherwise included, the guarantee by the specified person of any Indebtedness of any other person; and

            (3) the liquidation preference and any mandatory redemption payment obligations in respect of any Disqualified Equity Interests of the Company or any Preferred Equity Interests of any Subsidiary.

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For purposes of computing the outstanding amount of Indebtedness,

            (a) the amount of any Indebtedness in respect of any letter of credit shall be equal to the undrawn amount of such letter of credit,

            (b) the amount of any Indebtedness defeased in accordance with the terms thereof shall be zero regardless of the amount of such Indebtedness that would appear on a balance sheet prepared in accordance with GAAP, and

            (c) the amount of any other Indebtedness shall be the outstanding principal amount (or in the case of any discount Indebtedness the accreted value) of such Indebtedness.

      "INTEREST PAYMENT DATE" means each March 15 and September 15, commencing September 15, 2002.

      "INVENTORY" shall include all food, beverages, hotel operating supplies (including linens), china, glassware, flatware, and silverware, tobacco, property sold in retail shops, marketing gifts, fuel, uniforms, slot operating parts, property (other than real property) held for sale or lease in the ordinary course of business and items consumed in the business of the Company and its Subsidiaries.

      "INVESTMENTS" means, with respect to any person, all investments by such person in other persons (including Affiliates) in the form of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any of its Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company's Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Certain Covenants--Restricted Payments." The acquisition (other than pursuant to clause (2) of the second paragraph of the covenant described above under the caption "--Certain Covenants--Restricted Payments") by the Company or any of its Subsidiaries of 100% of the Equity Interests of an Acquired Person that holds an Investment in a Subject Person. The amount of the Investment in the Subject Person shall be deemed to be an Investment in the Subject Person (but without duplication of the Investment in the Acquired Person) equal to that portion of the cost of the Investment in the Acquired Person allocated between the Acquired Person and the Subject Person by reference to their respective relative Fair Market Values. The amount of any Investment shall be the original cost of such Investment, plus the cost of all additions thereto, and minus the amount of any portion of such Investment repaid to such person in cash as a repayment of principal or a return of capital, as the case may be, but without any other adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment.

      "ISSUE DATE" means the date on which the notes are issued under the Indenture.

      "LEGAL HOLIDAY" means a Saturday, a Sunday or a day on which banking institutions in the City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest will accrue for the intervening period.

      "LIEN" means, with respect to any property, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such property, whether or not filed, recorded or otherwise perfected under applicable law (including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or

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agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

      "LIQUIDATED DAMAGES" means all liquidated damages then owing pursuant to the Registration Rights Agreement.

      "LOSS" means any loss or damage to any property or any loss of any property by means of any condemnation, eminent domain or similar proceeding.

      "MOODY'S" means Moody's Investors Services, Inc. and its successors.

      "NET INCOME" means, with respect to any person, the net income (loss) of such person, determined in accordance with GAAP and before any reduction in respect of dividends on Preferred Equity Interests.

      "NET LOSS PROCEEDS" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Event of Loss, including, without limitation, insurance proceeds from condemnation awards or damages awarded by any judgment, net of the direct costs in recovery of such Net Loss Proceeds (including, without limitation, legal, accounting, appraisal and insurance adjuster fees and any relocation expenses incurred as a result thereof), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the property that was the subject of such Event of Loss, and any taxes attributable to such Event of Loss paid or payable as a result thereof.

      "NET PROCEEDS" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and expenses, and sales and brokerage commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable by the Company or any of its Subsidiaries as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness (other than the notes or the Guarantees) secured by a Lien on the property that was the subject of such Asset Sale and any reserve for indemnifications or any reserve for adjustment in respect of the sale price of such property established in accordance with GAAP.

      "OFFERING" means the offering of the original notes by the Company.

      "OFFICER" means, with respect to any person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such person.

      "OFFICERS' CERTIFICATE" means, with respect to any person, a certificate signed by two Officers or by an Officer and an Assistant Secretary of such person and otherwise complying with the applicable requirements of the Indenture.

      "OPTION PROPERTY" means those parcels of land identified as "Premises" in that certain Option Agreement, dated April 25, 2001, by and between Colony RIH Acquisitions, Inc. and Sun International North America, Inc.

      "PERMITTED ACQUIRED INVESTMENTS" means any Investment by any Acquired Person in another person (the "Subject Person") made prior to the time:

            (1) the Acquired Person became a Subsidiary;

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            (2) the Acquired Person merged into or consolidated with a
      Subsidiary; or

            (3) another Subsidiary merged into or was consolidated with the Acquired Person (in a transaction in which the Acquired Person became a Subsidiary);

PROVIDED, that such Investment in the Subject Person was not made in anticipation of any such transaction and was outstanding prior to such transaction; PROVIDED, FURTHER, that the book value of such Investments (excluding all Permitted Investments (other than those referred to in clause
(4) of the definition thereof)) do not exceed 5% of the consolidated assets (as determined in accordance with GAAP) of the Acquired Person immediately prior to the Acquired Person becoming a Restricted Subsidiary.

      "PERMITTED BUSINESS" means the gaming business and other businesses necessary for, incident to, connected with, arising out of, or developed or operated to permit or facilitate the conduct or pursuit of the gaming business (including developing and operating lodging facilities, restaurants, sports or entertainment facilities, transportation services or other related activities or enterprises and any additions or improvements thereto) and potential opportunities in the gaming business.

      "PERMITTED HOLDERS" means Colony Investors IV, L.P. and any Affiliates thereof and Thomas J. Barrack, Jr., Nicholas L. Ribis, Colony RIH Voteco, LLC, Colony GP IV, Inc., Colony Capital IV, L.P. and any investment fund, partnership or other person sponsored by or formed at the direction of Colony Capital LLC, a Delaware limited liability company, or any successor organization (unless such investment fund, partnership or other person is not managed by a person that is an Affiliate or Related Person of any of the foregoing). As used herein, the term "RELATED PERSON" means:

            (a) any controlling stockholder, 80% (or more) directly or indirectly owned Subsidiary, or immediate family member (in the case of an individual), of any Permitted Holder, or (b) any trust, corporation, partnership or other entity if

            (x) the beneficiaries, stockholders, partners, members, owners or other persons beneficially owning (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act) in the aggregate 80% or more of the voting stock of such trust, corporation, partnership or entity consist of any one or more Permitted Holders or such other Permitted Holders referred to in clause (a), or

            (y) a general partner or managing member or person otherwise controlling or having the power to direct or cause the direction of the management and policies of such trust, corporation, partnership or entity is any one or more of the Permitted Holders or such other persons referred to in clause (a).

      "PERMITTED INDEBTEDNESS" means, without duplication, each of the following:

            (1) the incurrence by the Company or any Guarantor of Indebtedness under any Revolving Credit Facility in an aggregate principal amount at any time outstanding not to exceed an amount equal to $10.0 million;

            (2) Existing Indebtedness;

            (3) Indebtedness represented by the notes and the Guarantees and Indebtedness incurred to effect a Legal Defeasance or Covenant Defeasance in compliance with the provisions of the Indenture;

            (4) the incurrence by the Company or any of the Guarantors of FF&E Financing; PROVIDED, HOWEVER, that,

                   (a) the principal amount of such Indebtedness does not
             exceed the cost (including sales and excise taxes, installation and delivery charges and other direct costs of, and other direct expenses paid or charged in connection with, such purchase) of the FF&E purchased or leased with the proceeds thereof,

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                   (b) no Indebtedness incurred under the notes is utilized for the purchase or lease of such FF&E, and

                   (c) the aggregate principal amount of such Indebtedness,
             including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause, does not exceed $15.0 million outstanding at any time;

            (5) the incurrence by the Company or any of its Subsidiaries of Indebtedness represented by Capital Lease Obligations or Purchase Money Obligations other than in respect of the FF&E Financing, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in the business of the Company or such Subsidiary, in an aggregate principal amount not to exceed $5.0 million at any time outstanding;

            (6) the incurrence by the Company or any of its Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease, repurchase or retire or refund, Indebtedness that was permitted by the Indenture to be incurred;

            (7) the incurrence by the Company or any of the Guarantors of intercompany Indebtedness between the Company and any of the Guarantors or between or among any Wholly Owned Subsidiaries; PROVIDED, HOWEVER, that,

                   (a) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a person other than the Company or a Wholly Owned Subsidiary, and

                   (b) any sale or other transfer of any such Indebtedness to a person that is neither the Company nor a Wholly Owned Subsidiary will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be, not permitted pursuant to this clause (7);

            (8) the incurrence by the Company or any of the Guarantors of Hedging Obligations;

            (9) Indebtedness of the Company or any of the Guarantors solely in respect of bankers' acceptances, letters of credit and performance bonds or similar arrangements, all in the ordinary course of business;

            (10) the incurrence by the Company or any Guarantor of Indebtedness represented by Capital Lease Obligations or Purchase Money Obligations incurred for the purpose of financing all or any part of the purchase price of the Option Property, in an aggregate principal amount not to exceed the lesser of $30.0 million at any time outstanding or 80% of the Fair Market Value of the Option Property as determined by an independent appraisal firm of national standing;

            (11) guarantees by Company or any of its Subsidiaries of Indebtedness of the Company or a Guarantor otherwise permitted to be incurred under the Indenture; PROVIDED that such person would have been itself permitted to incur the Indebtedness; and

            (12) the incurrence by the Company or any Guarantor of Indebtedness represented by Capital Lease Obligations incurred for the purpose of financing all or a portion of the Energy Arrangement in an aggregate principal amount not to exceed $10.0 million.

      Notwithstanding any other provision of this definition, Indebtedness or Preferred Equity Interests of any person which is outstanding at the time such person becomes a Subsidiary of the Company or is merged with or into or consolidated with the Company or a Subsidiary of the Company shall be deemed to have been incurred at the time such person becomes such a Subsidiary of the Company or is merged with or into or consolidated with the Company or a Subsidiary of the Company, as applicable.

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      For purposes of determining compliance with the "Incurrence of
Indebtedness and Issuance of Preferred Equity Interests" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (12) above or is entitled to be incurred pursuant to the Fixed Charge Coverage Ratio provisions of such covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with such covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Equity Interests in the form of additional shares of the same class of Disqualified Equity Interests will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Equity Interests for purposes of the "Incurrence of Indebtedness and Issuance of Preferred Equity Interests" covenant.

      "PERMITTED INVESTMENTS" means:

            (1) any Investments in the Company or in a Wholly Owned Subsidiary of the Company that is a Guarantor and that is engaged in the same or a similar line of business as the Company and its Subsidiaries were engaged in on the Issue Date and reasonable extensions or expansions thereof;

            (2) any Investments in cash and Cash Equivalents;

            (3) Investments by the Company or any Subsidiary of the Company in a person (such person, an "Acquired Person") if as a result of such
      Investment:

                   (a) such person becomes a Wholly Owned Subsidiary of the
             Company that is a Guarantor and that is engaged in the same or a similar line of business as the Company and its Subsidiaries were engaged in on the Issue Date and reasonable extensions or expansions thereof, or

                   (b) such person is merged or consolidated with or into, or transfers or conveys substantially all of its property to, or is liquidated into, the Company or a Wholly Owned Subsidiary of the Company that is a Guarantor and that is engaged in the same or a similar line of business as the Company and its Subsidiaries were engaged in on the Issue Date and reasonable extensions or expansions thereof;

            (4) Permitted Acquired Investments;

            (5) Investments made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant entitled "Asset Sales;"

            (6) loans or advances to officers and employees of the Company or any Subsidiary in an aggregate amount not exceeding $250,000 at any one time outstanding;

            (7) Investments in the form of intercompany Indebtedness to the extent permitted under the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Equity Interests;"

            (8) Hedging Obligations, PROVIDED that such Hedging Obligations constitute Indebtedness permitted by the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Equity Interests;"

            (9) Investments received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, suppliers and customers, in each case arising in the ordinary course of business;

            (10) Investments consisting of:

                   (a) Receivables created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary terms,

                   (b) endorsements of negotiable instruments for collection in the ordinary course of business and

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                   (c) lease, utility and other similar deposits in the
             ordinary course of business;

            (11) Investments in persons to the extent such entities are created to hold the Warehouse Assets (or such property exchanged therefor) and Investments in Wholly Owned Subsidiaries or other persons acquired in connection with the exchange of Warehouse Assets for other warehouse assets and related property but only so long as relating to Warehouse Assets and related property;

            (12) Investments required to be made in order to comply with the rules and regulations of Gaming Authorities and/or Gaming Laws, including, but not limited to, Investments made by RIH in connection with its annual investment alternative tax obligation; and

            (13) Investments in any of the notes, so long as such Investment does not cause any Holder to own more 15% of the aggregate principal amount of the notes outstanding.

      "PERMITTED LIENS" means:

            (1) inchoate Liens for taxes, assessments or governmental charges or levies not yet due and payable or delinquent and Liens for taxes, assessments or governmental charges or levies, which

                   (i) are being contested in good faith by appropriate
             proceedings for which adequate reserves have been established in accordance with GAAP, which proceedings (or orders entered in connection with such proceedings) have the effect of preventing the forfeiture or sale of the property subject to any such Lien, or

                   (ii) in the case of any such charge or claim which has or
             may become a Lien against any of the Collateral, such Lien and the contest thereof shall satisfy the Contested Collateral Lien Conditions;

            (2) Liens in respect of property of the Company or any Subsidiary imposed by law, which were incurred in the ordinary course of business and do not secure Indebtedness for borrowed money, such as carriers', warehousemen's, materialmen's, landlord's and mechanics' liens and other similar Liens arising in the ordinary course of business, and

                   (i) which do not in the aggregate materially detract from
             the value of the property of the Company and its Subsidiaries, taken as a whole, and do not materially impair the use thereof in the operation of the business of the Company and its Subsidiaries, taken as a whole,

                   (ii) which are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, which proceedings (or orders entered in connection with such proceedings) have the effect of preventing the forfeiture or sale of the property subject to any such Lien, and

                   (iii) in the case of any such Lien which has or may become a
             Lien against any of the Collateral, such Lien and the contest thereof shall satisfy the Contested Collateral Lien Conditions;

            (3) Liens existing on the Issue Date to the extent identified in the Collateral Documents;

            (4) easements, rights-of-way, restrictions (including zoning restrictions), covenants, encroachments, protrusions and other similar charges or encumbrances, and minor title deficiencies on or with respect to any Real Property, in each case whether now or hereafter in existence, not

                   (i) securing Indebtedness,

                   (ii) individually or in the aggregate materially impairing the value or marketability of such Real Property and

                   (iii) individually or in the aggregate materially
             interfering with the conduct of the business of the Company or any Subsidiary at such Real Property;


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            (5) Liens on property arising out of judgments or awards not resulting in a Default and in respect of which the Company or any Subsidiary shall in good faith be prosecuting an appeal or proceedings for review in respect of which there shall be secured a subsisting stay of execution pending such appeal or proceedings;

            (6) Liens (other than any Lien imposed by the United States Employee Retirement Income Security Act of 1974, as amended)

                   (i) imposed by law or deposits made in connection therewith in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security or public utility obligations,

                   (ii) incurred in the ordinary course of business to secure the performance of tenders, statutory obligations (other than excise taxes), surety, stay, customs and appeal bonds, statutory bonds, bids, leases, government contracts, trade contracts, performance and return of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money) or

                   (iii) arising by virtue of deposits made in the ordinary
             course of business to secure liability for premiums to insurance carriers; PROVIDED that

                         (x) with respect to clauses (i), (ii) and (iii)
                   hereof, such Liens are amounts not yet due and payable or delinquent or, to the extent such amounts are so due and payable, such amounts are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, which proceedings or orders entered in connection with such proceedings have the effect of preventing the forfeiture or sale of the property subject to any such Lien,

                         (y) to the extent such Liens are not imposed by law,
                   such Liens shall in no event encumber any property other than cash and Cash Equivalents, and

                         (z) in the case of any such Lien against any of the
                   Collateral, such Lien and the contest thereof shall satisfy the Contested Collateral Lien Conditions;

            (7) leases, subleases, franchise agreements, licenses, occupancy or concession agreements with respect to the properties of the Company or any Subsidiary, in each case entered into in the ordinary course of the Company's or any Subsidiary's business, so long as such leases, subleases, franchise agreements, licenses, occupancy or concession agreements are subordinate in all respects to the Liens granted and evidenced by the Collateral Documents and do not, individually or in the aggregate, interfere in any material respect with the ordinary conduct of the business of the Company or any Subsidiary and materially impair the use (for its intended purposes) or the value of the property subject thereto;

            (8) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any Subsidiary in the ordinary course of business in accordance with the past practices of the Company or any Subsidiary;

            (9) Liens arising pursuant to Purchase Money Obligations or Capital Lease Obligations incurred pursuant to clauses (4), (5), (10) and (12) of the definition of "Permitted Indebtedness;" PROVIDED that

                   (i) the Indebtedness secured by any such Lien (including
             refinancings thereof) does not exceed 100% of the cost of the property being acquired or leased at the time of the incurrence of such Indebtedness, and

                   (ii) any such Liens attach only to the property being
             financed pursuant to such Purchase Money Obligations or Capital Lease Obligations and do not encumber any other property of the Company or any Subsidiary (it being understood that all Indebtedness to a single lender shall be considered to be a single Purchase Money Obligation, whether drawn at one time or from time to time);

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            (10) bankers' Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents not constituting Collateral on deposit in one or more accounts maintained by the Company or any Subsidiary, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; PROVIDED that in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;

            (11) Liens securing obligations under the Indenture, the notes, the Guarantees and the Collateral Documents;

            (12) licenses of the patents, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names, copyrights, trade secrets, know-how and processes, granted by the Company or any Subsidiary in the ordinary course of business and not interfering in any material respect with the ordinary conduct of the business of the Company or any Subsidiary;

            (13) Liens arising under applicable Gaming Laws, PROVIDED that no such Lien constitutes a Lien securing repayment of Indebtedness;

            (14) Liens on property of a person at the time the person becomes a Subsidiary; PROVIDED that:

                   (i) any Indebtedness that is secured by such Liens is
             permitted to be incurred pursuant to the covenant "Incurrence of Indebtedness and Issuance of Preferred Equity Interests," and

                   (ii) such Liens are not incurred in connection with, or in contemplation or anticipation of, the acquisition of such person and do not attach to any other property of the Company or any of its Subsidiaries;

            (15) Liens on property not constituting Collateral securing unsubordinated Indebtedness (other than Permitted Indebtedness but including Permitted Indebtedness specified in clause (1) and, to the extent related thereto, clause (6) of the definition of "Permitted Indebtedness") permitted to be incurred pursuant to the covenant "Incurrence of Indebtedness and Issuance of Preferred Equity Interests"; and

            (16) maintenance, operation, servicing and improvement licenses relating to the Energy Arrangement;

PROVIDED, HOWEVER, that no Liens shall be permitted to exist, directly or indirectly, on any Securities Collateral (as defined in the Security Agreement) constituting Collateral.

      "PERMITTED REFINANCING INDEBTEDNESS" means any Indebtedness and Disqualified Equity Interests of the Company or any Indebtedness of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness of the Company or any of its Subsidiaries incurred pursuant to the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Equity Interests" (excluding Permitted Indebtedness other than Permitted Indebtedness set forth in clauses (2), (3) or (10) of the definition thereof); PROVIDED that:

            (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness or the liquidation preference of the Disqualified Equity Interest so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of premium, if any, and reasonable expenses incurred in connection therewith);

            (2) such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

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            (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

            (4) such Indebtedness or Disqualified Equity Interest is incurred either by the Company or by the Subsidiary that is the obligor on the Indebtedness or Disqualified Equity Interest being extended, refinanced, renewed, replaced, defeased or refunded;

PROVIDED, that Preferred Equity Interests may only be refinanced with other Preferred Equity Interests.

      "PERSON" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or agency or political subdivision thereof (including any subdivision or ongoing business of any such entity or substantially all of the property of any such entity, subdivision or business).

      "PLANS" shall have the meaning assigned to such term in the Disbursement Agreement.

      "PREFERRED EQUITY INTEREST," in any person, means an Equity Interest of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of property upon any voluntary or involuntary liquidation or dissolution of such person, over Equity Interests of any other class in such person.

      "PROPERTY" shall mean any right, title or interest in or to property or assets of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible and including all contract rights, Real Property interests, trademarks, trade names, equipment and proceeds of the foregoing and Equity Interests or other ownership interests of any person.

      "PURCHASE MONEY OBLIGATIONS" of any person means any obligations of such person to any seller or any other person incurred or assumed to finance the purchase, or the cost of construction or improvement, of real or personal property to be used in the business of such person or any of its Subsidiaries in an amount that is not more than 100% of the cost, or Fair Market Value, as appropriate, of such property, and incurred within 135 days after the date of such acquisition (excluding accounts payable to trade creditors incurred in the ordinary course of business).

      "REAL PROPERTY" shall mean all right, title and interest of the Company or any Subsidiary (including, without limitation, any leasehold estate) in and to a parcel of real property owned or operated by the Company or any Subsidiary, whether by lease, license or other use or occupancy agreement, together with, in each case, all improvements and appurtenant fixtures, equipment, personal property, easements and other property and rights incidental to the ownership, lease or operation thereof or thereon.

      "RECEIVABLES" shall include all receivables, including all casino receivables (markers, instruments, notes and checks) both undeposited and returned, hotel receivables, credit card receivables, interest receivable including interest on CRDA investments, and progressive jackpot receivables (wide area progressives or multiple casinos linked progressives).

      "REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement, dated as of the Issue Date, by and among the Company and the other parties named on the signature pages thereof, as such agreement may be amended, modified or supplemented from time to time.

      "RESTRICTED SUBSIDIARY" means any Subsidiary other than the Unrestricted Subsidiaries.

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      "REVOLVING CREDIT FACILITY" means one or more revolving lines of credit providing for working capital and other ordinary course financing.

      "RIH" means Resorts International Hotel, Inc., a New Jersey corporation.

      "RIH HOTEL" means the Resorts Atlantic City hotel and casino and the related parking facilities (other than any facility located on the Option Property) located at 1133 Boardwalk, Atlantic City, New Jersey 08401 and shall, upon completion thereof, include the Expansion Project.

      "SEC" means the Securities and Exchange Commission.

      "SECURITIES ACT" means the Securities Act of 1933, as amended.

      "SECURITY AGREEMENT" means the Security Agreement, dated as of the Issue Date, by and among the Company and the other parties named on the signature pages thereof, as such agreement may be amended, modified or supplemented from time to time.

      "SIGNIFICANT SUBSIDIARY" means any Subsidiary that would be a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

      "SUBSIDIARY" means, with respect to any person,

            (1) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of shares of Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of such person (or a combination thereof) and

            (2) any partnership

                   (a) the sole general partner or the managing general partner of which is such person or a Subsidiary of such person or

                   (b) the only general partners of which are such person or
             one or more Subsidiaries of such person (or any combination thereof).

      Unrestricted Subsidiaries will not be included in the definition of "Subsidiary" for any purposes of the Indenture (except, as the context may otherwise require, for purposes of the definition of "Unrestricted Subsidiary").

      "S&P" means Standard & Poor's Financial Information Services and its successors.

      "TIA" means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date on which the Indenture is qualified under the TIA.

      "TRUST MONIES" means all cash and Cash Equivalents received by the
Trustee:

            (1) upon the release of Collateral from the Lien of the Indenture or the Collateral Documents, including all Net Proceeds and Net Loss Proceeds in respect of Collateral;

            (2) together with any Government Securities held in the Disbursement Accounts pursuant to the Disbursement Agreement;

            (3) pursuant to the Collateral Documents or the Indenture; or

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            (4) as proceeds of any sale or other disposition of all or any part of the Collateral by or on behalf of the Trustee or any collection, recovery, receipt, appropriation or other realization of or from all or any part of the Collateral pursuant to the Indenture or any of the Collateral Documents or otherwise;

PROVIDED, HOWEVER, that Trust Monies shall in no event include any property deposited with the Trustee for any redemption, legal defeasance or covenant defeasance of notes, for the satisfaction and discharge of the Indenture or to pay the purchase price of notes pursuant to a Change of Control Offer, Asset Sale Offer or Event of Loss Offer.

      "UNRESTRICTED SUBSIDIARY" means any Subsidiary of the Company (other than the Subsidiaries operating the RIH Hotel) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary on the date of Designation:

            (1) has no Indebtedness other than Indebtedness for which neither the Company nor any other Subsidiary is liable nor has guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Subsidiaries except:

                   (a) Indebtedness which will either be repaid on the date of
             Designation,

                   (b) Indebtedness consisting solely of a pledge of the Equity
             Interests of the Unrestricted Subsidiary which pledge is recourse solely to the pledged Equity Interests and

                   (c) Indebtedness which is permitted as a Restricted Payment or Permitted Investment; and

            (2) is not party to any agreement, contract, arrangement or understanding with the Company or any Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Subsidiary than those that might be obtained at the time from persons who are not Affiliates of the Company.

Any such Designation by the Board of Directors will be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such Designation and an Officers' Certificate certifying that such Designation complied with the foregoing conditions and was permitted by the covenant entitled "--Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Equity Interests," the Company will be in default of such covenant). The Board of Directors may at any time designate any Unrestricted Subsidiary to be a Subsidiary; PROVIDED that such Designation will be deemed to be an incurrence of Indebtedness by a Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such Designation will only be permitted if:

            (a) such Indebtedness is permitted under the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Equity Interests," and

            (b) no Default or Event of Default would be in existence following such Designation.

      "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

            (1) the sum of the products obtained by multiplying

                   (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

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                   (b) the number of years (calculated to the nearest
             one-twelfth) that will elapse between such date and the making of such payment, by

            (2) the then outstanding principal amount of such Indebtedness.

      "WAREHOUSE ASSETS" shall mean all right, title and interest of the Company in and to the parcels of land located at 117 N. Delaware, Atlantic City, New Jersey, 122 N. New Jersey Ave., Atlantic City, New Jersey and 113-15
N. Delaware Ave., Atlantic City, New Jersey, together with all existing strips, gores, easements, rights-of-way, privileges, appurtenances, development rights and other rights pertaining thereto and located thereon.

      "WHOLLY OWNED SUBSIDIARY" of any person means a Subsidiary of such person all of the outstanding Equity Interests or other ownership interests of which (other than directors' qualifying shares) will at the time be owned by such person or by one or more Wholly Owned Subsidiaries of such person. Unrestricted Subsidiaries will not be included in the definition of "Wholly Owned
Subsidiary" for any purposes of the Indenture (except, as the context may otherwise require, for purposes of the definition of "Unrestricted Subsidiary").

DESCRIPTION OF BOOK-ENTRY SYSTEM

FORM OF NOTES

      Except as described in the next paragraph, the exchange notes initially will be represented by one or more global certificates in definitive fully registered book-entry form, or the Global Notes. The Global Notes will be deposited upon issuance with, or on behalf of, The Depository Trust Company, New York, New York, or DTC, and registered in the name of a nominee of DTC.

THE GLOBAL NOTES

      We expect that pursuant to procedures established by DTC:

      . upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount of notes of the individual beneficial interests represented by such global securities to the respective accounts of persons who have accounts with such depository; and

      . ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

      Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC, or participants, or persons who hold interests through participants.

      So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture governing the notes. No beneficial owner of an interest in any of the Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the indenture with respect to the notes.

      Payments of the principal of, premium (if any) and interest on the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

      We expect that DTC or its nominee, upon receipt of any payment of principal, premium (if any) or interest (including Liquidated Damages, if any) in respect of the Global Notes, will credit participants' accounts

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

with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in clearinghouse funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in the Global Notes in accordance with the normal procedures of DTC and the procedures set forth in the indenture governing the notes.

      DTC has advised us that it will take action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture governing the notes, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants.

      DTC has advised us as follows: DTC is a:

            (1) limited purpose trust company organized under the laws of the State of New York,

            (2) a banking organization within the meaning of the New York Banking Law,

            (3) a member of the Federal Reserve System,

            (4) a "clearing corporation" within the meaning of the Uniform Commercial Code and

            (5) a "Clearing Agency" registered pursuant to the provisions of 17A of the Securities Exchange Act of 1934.

      DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and other organizations. Indirect access to the DTC system is available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly, or indirect participants.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor we will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

      The Global Notes will be exchanged for notes of like tenor and an equal aggregate principal amount, in authorized denominations and in definitive form, a Certificate Note, if

            (1) DTC notifies us that it is unwilling or unable to continue as Depositary or we determine that DTC is unable to continue as Depositary and we fail to appoint a successor Depositary within 90 days,

            (2) we provide for such exchange pursuant to the terms of the Indenture,

            (3) we determine that such notes shall no longer be represented by Global Notes and execute and deliver to the Trustee instructions to such effect or

            (4) an Event of Default or event which, with notice or lapse of time or both, would constitute an Event of Default with respect to the notes, and which entitles the holders of the notes to accelerate the notes' maturity, shall have occurred and be continuing.

      Such Certificated Notes shall be registered in such name or names as DTC shall instruct the Trustee. It is expected that such instructions may be based upon directions received by DTC from Participants or Indirect Participants with respect to ownership of beneficial interests in Global Notes. Upon any such issuance, the Trustee is required to register such definitive notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

      Neither the Company nor the Trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued).

                MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS


      The following general discussion summarizes certain U.S. federal income tax consequences relevant to the exchange offer and the ownership and disposition of the exchange notes. This discussion only deals with holders of original notes that hold the original notes and the exchange notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and that acquire the exchange notes pursuant to the exchange offer and purchased their original notes for cash at original issue. This discussion does not address the U.S. federal income tax consequences that may be relevant to a particular holder subject to special treatment under certain U.S. federal income tax laws (for example, persons subject to the alternative minimum tax provisions of the Code). Also, this discussion is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities or foreign currency, banks, trusts, insurance companies, tax-exempt organizations (employment, charitable or other), persons that hold exchange notes as part of a hedging or conversion transaction or a straddle, persons deemed to sell exchange notes under the constructive sale provisions of the Code, persons that have a functional currency other than the U.S. dollar and investors in pass-through entities, may be subject to special rules.

      This discussion is based on the Code, the final, temporary and proposed Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to any of the U.S. federal income tax consequences described below. There can be no assurance that the IRS will not disagree with or challenge any of the conclusions set forth herein.

      Holders of original notes considering exchanging original notes for the exchange notes or otherwise acquiring exchange notes should consult their own tax advisors concerning the application of U.S. federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction, to their particular situations.

U.S. HOLDERS

      The following discussion is limited to persons that are U.S. Holders. For these purposes, "U.S. Holder" means the beneficial owner of an exchange note that for U.S. federal income tax purposes is:

            (i) an individual who is a citizen or resident of the United States,

            (ii) a corporation or other entity taxable as a corporation that is created or organized under the laws of the United States or any political subdivision thereof or therein,

            (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source,

            (iv) a trust subject to the primary supervision of a United States court and the control of one or more U.S. persons, or

            (v) a person whose worldwide income or gain is otherwise subject to U.S. Federal income tax on a net income basis.

      EXCHANGE OFFER. The exchange of original notes for exchange notes pursuant to the exchange offer should not constitute a taxable event for U.S. federal income tax purposes. As a result,

            (i) a U.S. Holder of original notes should not recognize taxable gain or loss as a result of the exchange of original notes for exchange notes pursuant to the exchange offer,

            (ii) the holding period of the exchange notes should include the holding period of the original notes surrendered in exchange therefor, and

            (iii) a U.S. Holder's adjusted tax basis and adjusted issue price in the exchange notes should be the same as such U.S. Holder's adjusted tax basis and adjusted issue price in the original notes surrendered in exchange therefor.

      STATED INTEREST. A U.S. Holder must generally include stated interest on an exchange note in its ordinary income at the time such interest is received or accrued, in accordance with such U.S. Holder's method of accounting for U.S. Federal income tax purposes.

      ORIGINAL ISSUE DISCOUNT. The exchange notes will be treated as issued on the date the original notes were issued at a discount from their stated redemption price at maturity (I.E., the face amount of the note). For U.S. federal income tax purposes, the amount that an exchange note's stated redemption price at maturity exceeds its issue price constitutes original issue discount, or OID. The original issue price of the exchange notes will equal the first price at which a substantial amount of the original notes were sold (excluding sales to persons or organizations acting as underwriters, placement agents or wholesalers).

      U.S. Holders generally must include OID in gross income for U.S. federal income tax purposes on an annual basis under a constant yield accrual method, regardless of their regular method of tax accounting. As a result, U.S. Holders will include OID in income in advance of the receipt of cash attributable to such income. However, U.S. Holders of the exchange notes generally will not be required to include separately in income cash payments received on such exchange notes, to the extent such payments constitute payments of OID that were previously accrued and included in income.

      The amount of OID includible in income by a U.S. Holder of an exchange note is the sum of the "daily portions" of OID with respect to the exchange note for each day during the taxable year, or portion thereof, in which such U.S. Holder holds such exchange note. A daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID that accrued in such period. The "accrual period" of an exchange note may be of any length and may vary in length over the term of the exchange note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first or last day of an accrual period. The amount of OID that accrues with respect to any accrual period is the product of the exchange notes' "adjusted issue price" at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of such period) less any qualified stated interest allocable to the accrual period. The "adjusted issue price" of an exchange note at the start of any accrual period is equal to its issue price, increased by OID previously includible in income for each prior accrual period and decreased by any payments made on such note (other than payments of qualified stated interest).

      SALE, EXCHANGE OR REDEMPTION OF NOTES. Upon the sale, exchange or redemption of an exchange note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (i) the amount realized on such disposition and (ii) such U.S. Holder's adjusted tax basis in the exchange note. Notwithstanding the foregoing, any amounts realized in connection with any sale, exchange or redemption with respect to accrued interest not previously included in income will be treated as ordinary interest income. A U.S. Holder's adjusted tax basis in an exchange note generally will equal the cost of such exchange note, increased by any accrued OID, less any principal payments received by such holder.

      CONTINGENT PAYMENTS. In certain circumstances, we may be obligated to pay you amounts in excess of the stated interest and principal payable on the exchange notes. The obligation to make such payments, including Liquidated Damages and redemption premiums payable in certain circumstances, may implicate the provisions of Treasury regulations relating to "contingent payment debt instruments." If the exchange notes were deemed to be contingent payment debt instruments, U.S. Holders might, among other things, be required to treat any gain recognized on the sale or other disposition of an exchange note as ordinary income, subject to tax at the maximum federal rate of 38.6%, rather than as capital gain which may be subject to tax at a maximum federal rate of 20%. The regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation and therefore the scope of the regulations is not certain. We urge you to consult with your tax advisor regarding the possible application of the contingent payment debt instrument rules to the exchange notes.

      INFORMATION REPORTING AND BACKUP WITHHOLDING. A U.S. Holder of exchange notes may be subject to backup withholding, currently at a rate of 30% but subject to gradual reduction to 28% by year 2006 (the "Applicable Backup Withholding Rate"), with respect to "reportable payments," which includes interest (including OID) and principal paid on or the gross proceeds of a sale, exchange or redemption of the exchange notes. The payor of any reportable payments will be required to deduct and withhold the Applicable Backup Withholding Rate from such payments if (i) the payee fails to establish that it is entitled to an exemption, (ii) the payee fails to furnish its correct Taxpayer Identification Number ("TIN") to the payor in the prescribed manner,
(iii) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (iv) the payee has failed properly to report the receipt of reportable payments and the IRS has notified the payor that backup withholding is required or (v) the payee fails to certify under penalties of perjury that such payee is not subject to backup withholding. If any one of these events occurs with respect to a U.S. Holder of notes, the Company or its paying or other withholding agent will be required to withhold the Applicable Backup Withholding Rate from any payments of principal and interest (including OID) on the exchange notes held by such U.S. Holder.

      Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowed as a refund or credit against such holder's U.S. federal income tax liability, so long as the required information is provided to the IRS. The Company, its paying agent or other withholding agent generally will report to a U.S. Holder of exchange notes and to the IRS the amount of any reportable payments made in respect of the exchnage notes for each calendar year and the amount of tax withheld, if any, with respect to such payments.

NON-U.S. HOLDERS

      The following discussion is limited to the U.S. federal income tax consequences relevant to a beneficial owner of an exchange note that is not a U.S. Holder (a "Non-U.S. Holder").

      INTEREST. Subject to the discussion of backup withholding below, payments of interest (including OID) on an exchange note to a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax, provided that (i) the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company that are entitled to vote, (ii) the holder is not (a) a controlled foreign corporation that is related to the Company through stock ownership or (b) a bank receiving interest on a loan entered into in the ordinary course of business, (iii) such interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States and (iv) the Company or its paying agent receives appropriate documentation establishing that the Non-U.S. Holder is not a U.S. person.

      A Non-U.S. Holder that does not qualify for exemption from withholding under the preceding paragraph generally will be subject to withholding of U.S. federal income tax at a 30% rate (or lower applicable treaty rate) on payments of interest (including OID) on the exchange notes.

      If interest (including OID) on the exhange notes is effectively connected with the conduct by an Non-U.S. Holder of a trade or business within the United States, such interest will be subject to U.S. Federal income tax on a net income basis at the rate applicable to U.S. persons generally (and, with respect to corporate holders, may also be subject to a 30% branch profits tax). If interest is subject to U.S. federal income tax on a net income basis in accordance with these rules, such payments will not be subject to U.S. withholding tax so long as the relevant Non-U.S. Holder provides the Company or its paying agent with the appropriate documentation.

      SALE, EXCHANGE OR REDEMPTION OF NOTES. Subject to the discussion of backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of an exchange note generally will not be subject to U.S. federal income tax, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States, (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied or (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. federal income tax law applicable to certain expatriates.

      INFORMATION REPORTING AND BACKUP WITHHOLDING. Backup withholding and information reporting generally will not apply to interest payments made to a Non-U.S. Holder in respect of the exchange notes if such Non-U.S. Holder furnishes the Company or its paying agent with appropriate documentation of such holder's non-U.S. status.

      The payment of proceeds from a Non-U.S. Holder's disposition of exchange notes to or through the U.S. office of any broker, domestic or foreign, will be subject to information reporting and possible backup withholding unless such holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that such holder is a U.S. person or that the conditions of an exemption are not, in fact, satisfied. The payment of the proceeds from a Non-U.S. Holder's disposition of an exchange note to or through a non-U.S. office of either a U.S. broker or a non-U.S. broker that is a U.S.-related person will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files that such Non-U.S. Holder is not a U.S. person and the broker has no knowledge to the contrary, or the Non-U.S. Holder establishes an exemption. For this purpose, a "U.S.-related person" is (i) a controlled foreign corporation for U.S. federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business or (iii) a foreign partnership that is either engaged in the conduct of a trade or business in the United States or of which 50% or more of its income or capital interests are held by U.S. persons. Neither information reporting nor backup withholding will apply to a payment of the proceeds of a Non-U.S. Holder's disposition of exchange notes by or through a non-U.S. office of a non-U.S. broker that is not a U.S.-related person. Copies of any information returns filed with the IRS may be made available by the IRS, under the provisions of a specific treaty or agreement, to the taxing authorities of the country in which the non-U.S. Holder resides.

      Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the requisite procedures are followed.

      You are urged to consult your own tax advisor with respect to the application to your particular situation of U.S. federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction.

                             PLAN OF DISTRIBUTION

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed to keep the registration statement effective from the time the exchange notes are first issued and ending on the earlier of 180 days after the exchange offer is completed or the time when such broker-dealers no longer own any original notes. In addition, we agreed that, for a period of 180 days from March 15, 2002, the date of the offering memorandum distributed in connection with the sale of the original notes, we would not, without the prior written consent of Merrill Lynch, offer, sell, contract to sell or otherwise dispose of any securities substantially similar to the notes other than in connection with this exchange offer.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. Additionally, any such broker-dealer receiving exchange notes from us must deliver a prospectus meeting the requirements of the Securities Act in connection with resales of such exchange notes. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

      We have agreed to pay all expenses incident to this exchange offer, other than the expenses of counsel for the holders of the original notes and commissions or concessions of any brokers or dealers. We have also agreed to indemnify the holders of the original notes, including any broker-dealers, against various liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

      Certain legal matters with respect to the issuance of the exchange notes will be passed upon for us by Willkie Farr & Gallagher, New York, New York, and Wilentz Goldman & Spitzer, P.A., Woodbridge, New Jersey.

                                    EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule as of December 31, 2001 and for the period from April 25, 2001 to December 31, 2001 and the financial statements of Resorts International Hotel, Inc. (Predecessor) for the period from January 1, 2001 to April 24, 2001, as set forth in their report. We've included these financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

      The financial statements of Resorts International Hotel, Inc. as of December 31, 2000 and 1999 and, for each of the two years in the period then ended, included in this prospectus, have been audited by Arthur Andersen LLP, as stated in their report appearing herein.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

      In April 2001, we engaged Ernst & Young LLP as our independent accountants. The decision to engage Ernst & Young LLP as our independent accountants was not approved by our board of directors. Prior to April 2001, we had not consulted with Ernst & Young LLP on items that involved accounting principles.

      From October 1997 to April 2001, RIH retained Arthur Andersen, LLP as its principal accountants. Arthur Andersen, LLP audited the financial statements of RIH for the years ended December 31, 1997 through 2000. The audit reports of Arthur Andersen, LLP did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope accounting principles. RIH did not have any disagreement with Arthur Andersen, LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, with respect to the financial statements they audited, which disagreement, if not resolved to the satisfaction of Arthur Andersen, LLP would have caused Arthur Andersen, LLP to make reference to the matter of the disagreement in their reports.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed a registration statement with the Securities and Exchange Commission, or the SEC, under the Securities Act. This registration statement covers the exchange notes that we will issue to you if you exchange your original notes for exchange notes in this exchange offer. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement and you should refer to the registration statement and its exhibits to read additional information not included in this prospectus. This prospectus is a summary of information and any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. If we have filed such contract, agreement or other document as an exhibit to the registration statement, we urge you to read the exhibit carefully for a more complete understanding of the document or the matter involved. We qualify all of our statements by reference to the complete documents.

      We file reports, proxy statements and other information with the SEC as required by the Securities Exchange Act of 1934, as amended. The registration statement and its exhibits and schedules, together with other reports and materials we file with the SEC, may be read at no cost to you and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C, 20549. You may call the SEC at 1-800-SEC-0330 for further information on its public reference room. You may review our electronically filed reports and proxy statement on SEC's world wide web site at http://www.sec.gov.

      We will furnish to holders of the original notes and the exchange notes, upon request, annual reports on Form 10-K, which will include a description of our business and annual audited consolidated financial statements, and interim reports, which will include unaudited interim consolidated financial information. These financial statements and financial information will be prepared in conformity with U.S. GAAP and the annual financial statements. While any notes remain outstanding, we will make available, upon request, to any holder and any prospective purchaser of any notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to: Resorts International Hotel and Casino, Inc., 1133 Boardwalk, Atlantic City, NJ 08401, Attention: Joseph A. D'Amato. We maintain a world wide web site at http://www.resortsac.com. Our web site is not a part of this prospectus and disclosure statement.

      Each purchaser of the notes from the initial purchasers will be furnished with a copy of this prospectus and any related amendments or supplements. Each person receiving this prospectus acknowledges that:

            (a) he has been afforded an opportunity to request from us, and to review and has received, all additional information considered by him to be necessary to verify the accuracy and completeness of the information herein,

            (b) he has not relied on the initial purchasers or any person affiliated or associated with the initial purchasers in connection with his investigation of the accuracy of such information or his investment decision, and

            (c) he understands that except as provided pursuant to (a) above, no person has been authorized to give any information or to make any representation concerning the notes offered hereby other than those contained herein and, if given or made, such other information or representation should not be relied upon as having been authorized by us or the initial purchasers.

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

                         INDEX TO FINANCIAL STATEMENTS

HISTORICAL UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
   RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

   Condensed Consolidated Balance Sheets at March 31, 2002 (Successor) and December 31, 2001
     (Predecessor)..................................................................................  F-2
   Condensed Consolidated Statements of Operations for the three month period ended March 31,
     2002 (Successor) and March 31, 2001 (Predecessor)..............................................  F-3
   Condensed Consolidated Statements of Cash Flows for the three month period ended March 31,
     2002 (Successor) and March 31, 2001 (Predecessor)..............................................  F-4
   Notes to Condensed Consolidated Financial Statements.............................................  F-5

HISTORICAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS
   RESORTS INTERNATIONAL HOTEL AND CASINO, INC.
   Reports of Independent Auditors..................................................................  F-8
   Consolidated Balance Sheets at December 31, 2001 and 2000 (Predecessor).......................... F-10
   Consolidated Statements of Operations for the period from April 25, 2001 to December 31, 2001, the period from January 1, 2001 to April 24, 2001 (Predecessor) and the years ended December
     31, 2000 and 1999 (Predecessor)................................................................ F-11
   Consolidated Statements of Cash Flows for the period from April 25, 2001 to December 31, 2001, the period from January 1, 2001 to April 24, 2001 (Predecessor) and the years ended
     December 31, 2000 and 1999 (Predecessor)....................................................... F-12
   Consolidated Statements of Changes of Shareholder's Equity for the period from April 25, 2001 to
     December 31, 2001 and the period from January 1, 2001 to April 24, 2001 (Predecessor) and the years ended December 31, 2000 and 1999 (Predecessor)........................................... F-13
   Notes to Consolidated Financial Statements....................................................... F-14
   Financial Statement Schedule--Schedule II Valuation and Qualifying Accounts...................... F-26

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               MARCH 31,   DECEMBER 31,
                                                                                 2002          2001
                                                                               ---------   ------------
                                                                               (SUCCESSOR) (PREDECESSOR)
                                                                               (UNAUDITED)
                                    ASSETS
Current assets
   Cash and cash equivalents.................................................. $ 28,757      $ 15,363
   Receivables, net...........................................................    7,369         8,273
   Inventories................................................................    1,355         1,536
   Prepaid expenses...........................................................    2,224         2,818
   Deferred income taxes......................................................    2,524         2,524
                                                                               --------      --------
       Total current assets...................................................   42,229        30,514
Property and equipment, net...................................................  126,078       126,139
Other assets (including $99,400 and $0 of restricted cash and cash equivalents
  in 2002 and 2001)...........................................................  126,427        22,491
                                                                               --------      --------
          Total assets........................................................ $294,734      $179,144
                                                                               ========      ========
                     LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
   Current maturities of long-term debt....................................... $    832      $ 10,229
   Accounts payable...........................................................    6,478         5,746
   Accrued interest payable...................................................      575           324
   Accrued interest payable to affiliates.....................................       --           953
   Accrued expenses and other current liabilities.............................   23,048        21,274
                                                                               --------      --------
       Total current liabilities..............................................   30,933        38,526
                                                                               --------      --------
Notes payable to affiliates, net of unamortized discounts.....................       --        18,018
Long-term debt................................................................  176,820        70,484
Deferred income taxes.........................................................    1,349         1,349
                                                                               --------      --------
       Total liabilities......................................................  209,102       128,377
Shareholder's equity
   Common stock ($0.01 par value, 100 shares issued and outstanding)..........       --            --
   Capital in excess of par...................................................   77,913        42,879
   Retained earnings..........................................................    7,719         7,737
   Accumulated other comprehensive income.....................................       --           151
                                                                               --------      --------
       Total shareholder's equity.............................................   85,632        50,767
                                                                               --------      --------
          Total liabilities and shareholder's equity.......................... $294,734      $179,144
                                                                               ========      ========


SEE ACCOMPANYING NOTES.

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

              FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
                            (DOLLARS IN THOUSANDS)

                                                            THREE MONTHS ENDED
                                                                 MARCH 31,
                                                         ------------------------
                                                            2002         2001
                                                         ----------- -------------
                                                         (SUCCESSOR) (PREDECESSOR)
Revenues
   Casino...............................................   $58,084      $52,054
   Lodging..............................................     3,174        3,083
   Food and beverage....................................     5,766        5,386
   Other................................................     1,289        1,106
   Less: promotional allowances.........................    (6,538)      (5,826)
                                                           -------      -------
       Total net revenue................................    61,775       55,803

Costs and expenses
   Casino...............................................    35,330       33,104
   Lodging..............................................       427          656
   Food and beverage....................................     2,829        2,791
   Other operating......................................     6,167        6,612
   Selling, general and administrative..................     9,601        8,078
   Depreciation and amortization........................     1,527        4,376
                                                           -------      -------
       Total costs and expenses.........................    55,881       55,617
                                                           =======      =======
       Income from operations...........................     5,894          186

Interest income.........................................       230          392
Interest expense........................................    (2,461)      (6,088)
Other expense...........................................       (33)          --

   Income (loss) before income taxes and extraordinary
     item...............................................     3,630       (5,510)
Provision for income taxes..............................    (1,452)          --
                                                           -------      -------
   Income (loss) before extraordinary item..............     2,178       (5,510)
Extraordinary loss on extinguishment of debt, net of
  income tax benefit of $1,182..........................    (2,196)          --
                                                           -------      -------
       Net loss.........................................   $   (18)     $(5,510)
                                                           =======      =======


SEE ACCOMPANYING NOTES.

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

              FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
                            (DOLLARS IN THOUSANDS)

                                                            THREE MONTHS ENDED
                                                                 MARCH 31,
                                                         ------------------------
                                                            2002         2001
                                                         ----------- -------------
                                                         (SUCCESSOR) (PREDECESSOR)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Reconciliation of net loss to net cash
     provided by operating activities--
       Net loss.........................................  $     (18)    $(5,510)
       Adjustments to reconcile net loss to
         net cash provided by operating
         activities--
          Extraordinary loss on
            extinguishment of debt......................      2,196          --
          Depreciation and amortization.................      2,012       4,146
          Amortization of debt premiums,
            discounts and issuance costs................        183         159
          Provision for doubtful receivables............        377         446
          Provision for discount on CRDA
            obligations, net of amortization............       (482)        226
          Stock option costs............................         34          --
          Net decrease in receivables...................        527         242
          Net decrease in inventories and
            prepaid expenses............................        624          78
          Net (increase) decrease in
            deferred charges and other assets...........       (293)         85
          Net increase in accounts payable
            and accrued expenses........................      3,598       1,758
          Net increase (decrease) in
            interest payable............................       (702)      7,568
                                                          ---------     -------
              Net cash provided by operating
                activities..............................      8,056       9,198
                                                          ---------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of cash and cash
     equivalents--restricted............................    (99,400)         --
   Purchases of property and equipment..................     (1,665)       (932)
   CRDA deposits........................................       (714)       (667)
   CRDA refunds.........................................      1,492
                                                          ---------     -------
              Net cash used in investing
                activities..............................   (100,287)     (1,599)
                                                          ---------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from borrowings.............................    180,835          --
   Payments to secure borrowings........................     (7,293)         --
   Proceeds from the issuance of common stock...........     35,000          --
   Advances from (repayments to) affiliates.............    (18,018)         --
   Prepayment penalty on long-term debt.................     (1,094)         --
   Debt repayments......................................    (83,907)       (235)
   Other................................................        102          --
                                                          ---------     -------
              Net cash provided by (used in)
                financing activities....................    105,625        (235)
                                                          ---------     -------
Net increase in cash and cash equivalents...............     13,394       7,364
Cash and cash equivalents at beginning of
  period................................................     15,363      21,453
                                                          ---------     -------
Cash and cash equivalents at end of period..............  $  28,757     $28,817
                                                          =========     =======


SEE ACCOMPANYING NOTES.

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation and Consolidation--Colony RIH Holding, Inc., a Delaware corporation ("CRH"), owns 100% of the outstanding common stock of Resorts International Hotel and Casino, Inc. ("RIHC"), a Delaware corporation ("CRA", the "Company," or the "Successor"). RIHC, through its wholly owned subsidiary Resorts International Hotel, Inc., a New Jersey corporation ("RIH", or the "Predecessor"), owns and operates Resorts Atlantic City, a casino/hotel located in Atlantic City, NJ.

      CRH was formed at the direction of Colony Investors IV, L.P. ("Colony IV"), a Delaware limited partnership, under the laws of the State of Delaware on March 7, 2001. RIHC was formed at the direction of Colony IV on October 24, 2000.

      RIHC, Sun International North America, Inc., a Delaware corporation ("SINA"), and GGRI, Inc., a Delaware corporation ("GGRI"), entered into a purchase agreement, dated as of October 30, 2000, as amended (the "Purchase Agreement"). Pursuant to the Purchase Agreement, RIHC acquired all of the capital stock of RIH, the Warehouse Assets (as defined in the Purchase Agreement) and all of the capital stock of New Pier Operating Company, Inc., a New Jersey corporation (collectively, the "Acquisition") on April 25, 2001 for approximately $144.8 million.

      The Acquisition has been accounted for using the purchase method, and accordingly, the aggregate purchase price, including transaction fees and expenses, has been allocated based on the preliminary estimated fair value of the assets acquired and liabilities assumed. As a result, the condensed consolidated financial statements for the period subsequent to the Acquisition are presented on a different basis of accounting than those for the periods prior to the Acquisition and, therefore, are not directly comparable.

      On March 22, 2002, RIHC sold $180.0 million aggregate principal amount of 11 1/2% First Mortgage Notes (the "First Mortgage Notes") at a price of 97.686% yielding $175.8 million. Concurrent with the sale of the notes, CRH issued 17,295 shares of class A common stock at a cash price of $0.0475 and 349,992 shares of class B common stock at a price of $100 to our existing shareholders for a total price of approximately $35.0 million. The proceeds from the sale of the First Mortgage Notes and issuance of stock were used to retire existing debt and will be used to finance the cost to develop, construct, and equip a new hotel tower. Additionally, $10.0 million of the proceeds from the issuance of stock has been deposited in a liquidity disbursement account to be used for working capital in the event RIHC's Adjusted Consolidated EBITDA for any four fiscal quarters ending on or prior to December 31, 2004 is less than $28.0 million. Of the proceeds, $99.4 million is considered restricted cash under the terms of the debt offering and is included in other assets on the Condensed Consolidated Balance Sheet as of March 31, 2002.

      The condensed consolidated financial statements include the accounts of RIHC and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Predecessor's financial statements include the accounts of RIH.

      In June 2001, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") was issued. This Statement addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The Company adopted SFAS No. 142 on January 1, 2002. Adjusting the statement of operations for the quarter ending March 31, 2001, to reflect the adoption of SFAS No. 142 by excluding amortization of goodwill totaling $660,000 would have resulted in a net loss of $4.9 million for the quarter ended March 31, 2001.

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. The casino industry in Atlantic City is seasonal in nature; accordingly, operating results for the three-month period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002.

      The balance sheet at December 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

      For further information refer to the consolidated financial statements and footnotes thereto included in CRH's annual report on Form 10-K for the year ended December 31, 2001.

2.  EFFECTS OF ACQUISITION FINANCING

      CRH financed the Acquisition and paid related fees and expenses with; (i) proceeds of $42.5 million from the issuance of common stock, (ii) a $17.5 million note issued by CRH to SINA (the "Seller Note"), (iii) borrowings by RIHC, guaranteed by CRH under a $90 million credit agreement (the "Credit Facility") and (iv) RIH's available cash.

      Prior to the Acquisition, RIHC conducted no business other than in connection with the Purchase Agreement and the Credit Facility.

      In connection with the Acquisition for $144.8 million, RIHC acquired assets with a fair value of $173.9 million and assumed liabilities of $29.1 million.

      The pro forma unaudited results of operations for the three months ended March 31, 2001, assuming consummation of the Acquisition and issuance of the Company's Common Stock, Seller Note, and Credit Facility as of January 1, 2001 are as follows (in thousands):

Revenue........................................... $55,803
Net income........................................     250

3.  LONG TERM DEBT

      On March 22, 2002, RIHC sold $180.0 million aggregate principal amount of 11 1/2% First Mortgage Notes at a price of 97.686% yielding $175.8 million. Interest on the First Mortgage Notes is payable on March 15 and September 15 of each year and the First Mortgage Notes are due in full on March 15, 2009.

      The First Mortgage Notes contain certain covenants that, among other things, will limit our ability and the ability of our subsidiaries to pay dividends on, redeem or repurchase our or their capital stock, make investments, incur additional indebtedness, permit payment of or restrict dividends by certain of our subsidiaries, enter into sale leaseback transactions, sell assets, guarantee indebtedness, create certain liens, engage in transactions with affiliates, and consolidate, merge or transfer all or substantially all our assets and the assets of our subsidiaries on a consolidated basis.

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

      In conjunction with the Acquisition, RIHC borrowed $82.0 million under an Amended and Restated Credit Agreement, dated April 25, 2001, from the lenders named therein (the "Credit Facility"). The Credit Facility was comprised of $80.0 million in term loans (Term Loan A for $25.0 million and Term Loan B for $55.0 million) and a $10.0 million revolving credit facility. Principal payments on the term loans were being paid quarterly, commencing on June 29, 2001. Interest on borrowings outstanding was either at LIBOR or an alternative base rate, plus an applicable margin in each case. The outstanding balance on the Credit Facility was repaid with the proceeds from the sale of the First Mortgage Notes. Additionally, the Company terminated its existing interest rate collar agreements and received $102,000 in cash upon termination of these agreements.

      In conjunction with the Acquisition, CRH also issued a $17.5 million note to SINA (the "Seller Note"). The Seller Note was subordinated to the term loans under the Credit Facility and had a 7-year term. This loan had interest at 12.5% per annum of which 6.25% was payable in cash and 6.25% was paid in kind. There was no amortization of principal on this loan. The Seller Note was repaid with the proceeds from the sale of the First Mortgage Notes.

      In connection with the repayment of the Credit Facility and the Seller Note, the Company recorded an extraordinary loss, net of tax, of $2.2 million related to pre-payment penalties and the write-off of deferred financing costs associated with the Credit Facility.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Resorts International Hotel and Casino, Inc.

      We have audited the accompanying consolidated balance sheet of Resorts International Hotel and Casino, Inc. ("the Company") as of December 31, 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for the period from April 25, 2001 to December 31, 2001 (post-acquisition period) and the consolidated statements of operations, shareholders' equity, and cash flows of Resorts International Hotel, Inc. (Predecessor) for the period from January 1, 2001 to April 24, 2001 (pre-acquisition period). Our audits also included the financial statement schedule listed in the Index to Financial Statements. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Resorts International Hotel and Casino, Inc. at December 31, 2001, and the consolidated results of its operations and its cash flows for the post-acquisition period from April 25, 2001 to December 31, 2001 in conformity with accounting principles generally accepted in the United States. Further, in our opinion, the aforementioned Predecessor consolidated financial statements present fairly, in all material respects, the consolidated results of operations and cash flows of Resorts International Hotel, Inc. for the pre-acquisition period from January 1, 2001 to April 24, 2001 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related 2001 financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
  February 1, 2002, except for
  Note 16, as to which the date
  is March 29, 2002

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Resorts International Hotel, Inc.:

      We have audited the accompanying balance sheet of Resorts International Hotel, Inc. (a New Jersey corporation) as of December 31, 2000 and the related statements of operations, shareholder's equity and cash flow for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Resorts International Hotel, Inc. as of December 31, 2000 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to the financial statements is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements, and in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          /s/ Arthur Andersen LLP

Roseland, New Jersey
January 19, 2001

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.
                          CONSOLIDATED BALANCE SHEETS
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                        DECEMBER 31,
                                                                                  ------------------------
                                                                                     2001         2000
                                                                                  ----------- -------------
                                                                                  (SUCCESSOR) (PREDECESSOR)
ASSETS
Current assets
   Cash and cash equivalents.....................................................  $ 15,363     $ 21,453
   Receivables, net..............................................................     8,273        9,142
   Inventories...................................................................     1,536        2,006
   Prepaid expenses and other current assets.....................................     2,818        1,934
   Deferred income taxes.........................................................     2,524           --
                                                                                   --------     --------
   Total current assets..........................................................    30,514       34,535
Property and equipment, net......................................................   126,139      257,778
Deferred charges and other assets................................................    22,491       23,567
Goodwill, net of amortization....................................................        --       95,091
                                                                                   --------     --------
Total assets.....................................................................  $179,144     $410,971
                                                                                   ========     ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
   Current maturities of long-term debt..........................................  $ 10,229     $    581
   Accounts payable..............................................................     5,746        5,405
   Accrued interest payable......................................................       324        1,648
   Accrued interest payable to affiliates........................................       953        5,300
   Accrued expenses and other current liabilities................................    21,274       26,748
                                                                                   --------     --------
Total current liabilities........................................................    38,526       39,682
Notes payable to affiliates, net of unamortized discounts........................    18,018      199,337
Long-term debt, less current portion.............................................    70,484       79,000
Deferred income taxes............................................................     1,349       35,457
                                                                                   --------     --------
Total liabilities................................................................   128,377      353,476
Shareholder's equity
   Common stock:
       RIHC--$.01 par value, 10,000 shares authorized, 100 shares issued and
         outstanding.............................................................        --           --
       RIH--$1 par value, 1,000,000 shares issued and outstanding................        --        1,000
Capital in excess of par.........................................................    42,879      123,660
Retained earnings (accumulated deficit)..........................................     7,737      (67,165)
Accumulated other comprehensive income...........................................       151           --
                                                                                   --------     --------
Total shareholder's equity.......................................................    50,767       57,495
                                                                                   --------     --------
Total liabilities and shareholder's equity.......................................  $179,144     $410,971
                                                                                   ========     ========


SEE ACCOMPANYING NOTES.

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            (DOLLARS IN THOUSANDS)

                                         PERIOD FROM   PERIOD FROM
                                          APRIL 25,    JANUARY 1,
                                           2001 TO       2001 TO      YEAR ENDED DECEMBER 31,
                                         DECEMBER 31,   APRIL 24,     -----------------------
                                             2001         2001          2000          1999
                                         ------------ ------------- ------------- -------------
                                         (SUCCESSOR)  (PREDECESSOR) (PREDECESSOR) (PREDECESSOR)
Revenue:
   Casino...............................   $156,999      $68,220      $224,259      $210,758
   Lodging..............................     10,083        3,996        16,412        15,160
   Food and beverage....................     17,880        6,977        26,039        25,512
   Other................................      4,168        1,523         4,973         8,076
   Less: promotional allowances.........    (18,908)      (7,510)      (25,288)      (26,632)
                                           --------      -------      --------      --------
   Total net revenue....................    170,222       73,206       246,395       232,874
                                           --------      -------      --------      --------
Costs and expenses:
   Casino...............................     96,403       42,234       146,324       141,803
   Lodging..............................      1,970          913         4,186         2,929
   Food and beverage....................      9,124        3,639        14,716        15,401
   Other operating......................     16,680        8,293        25,668        28,762
   Selling, general, and administrative.     21,817       10,532        37,727        35,568
   Depreciation and amortization........      5,412        5,325        17,034        16,737
   Preopening...........................         --           --            --         5,398
                                           --------      -------      --------      --------
   Total costs and expenses.............    151,406       70,936       245,655       246,598
                                           --------      -------      --------      --------
Income (loss) from operations...........     18,816        2,270           740       (13,724)
Interest income.........................        594          510         1,557         1,360
Interest expense........................     (6,219)      (7,673)      (24,703)      (20,999)
Other expense...........................       (408)          --            --            --
                                           --------      -------      --------      --------
Income (loss) before income taxes.......     12,783       (4,893)      (22,406)      (33,363)
Provision for income taxes..............      5,046           --            --            --
                                           --------      -------      --------      --------
Net income (loss).......................   $  7,737      $(4,893)     $(22,406)     $(33,363)
                                           ========      =======      ========      ========



SEE ACCOMPANYING NOTES.

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)


                                                            PERIOD FROM   PERIOD FROM
                                                             APRIL 25,    JANUARY 1,
                                                              2001 TO       2001 TO
                                                            DECEMBER 31,   APRIL 24,     YEAR ENDED DECEMBER 31,
                                                                2001         2001          2000          1999
                                                            ------------ ------------- ------------- -------------
                                                            (SUCCESSOR)  (PREDECESSOR) (PREDECESSOR) (PREDECESSOR)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)..........................................  $   7,737      $(4,893)     $(22,406)     $(33,363)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
   Depreciation and amortization...........................      4,752        5,038        16,218        16,137
   Amortization of debt premiums, discounts and
     issuance costs........................................        340          203           606           428
   Provision for doubtful receivables......................      1,038          517         1,160         1,465
   Provision for discount on CRDA obligations, net of
     amortization..........................................        660          287           799           587
   Paid in kind interest on Seller Note....................        518           --            --            --
   Stock compensation costs................................         88           --            --            --
   Net loss on dispositions of property and equipment......         --           --           716            --
   Changes in operating assets and liabilities:
       Net (increase) decrease in receivables..............     (2,407)         684        (3,782)       (2,621)
       Net (increase) decrease in inventories and
         prepaid expenses and other current assets.........        731       (1,600)          568        (1,323)
       Net (increase) decrease in deferred charges and
         other assets......................................     (1,218)          65          (198)          (19)
       Net increase (decrease) in accounts payable
         and accrued expenses..............................     (6,869)       2,837         2,577        (1,734)
       Net increase in interest payable to affiliates......        475        5,700            --            --
                                                             ---------      -------      --------      --------
Net cash provided by (used in) operating activities........      5,845        8,838        (3,742)      (20,443)
                                                             ---------      -------      --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment........................    (11,577)      (1,229)      (11,692)      (41,906)
Purchase of RIH, net of cash acquired......................    (97,004)          --            --            --
CRDA deposits and bond purchases...........................     (1,658)      (1,332)       (2,604)       (2,746)
                                                             ---------      -------      --------      --------
Net cash used in investing activities......................   (110,239)      (2,561)      (14,296)      (44,652)
                                                             ---------      -------      --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings...................................     92,084           --         6,000        73,000
Redemption of affiliated notes.............................         --           --            --        (6,717)
Payments to secure borrowings..............................     (2,810)          --            --            --
Proceeds from the issuance of common stock.................     42,500           --            --            --
Advances from (to) affiliates..............................         --           --        20,842        (8,011)
Debt repayments............................................    (12,017)        (234)       (1,892)       (1,993)
                                                             ---------      -------      --------      --------
Net cash provided by (used in) financing activities........    119,757         (234)       24,950        56,279
                                                             ---------      -------      --------      --------
Net increase (decrease) in cash and cash equivalents.......     15,363        6,043         6,912        (8,816)
Cash and cash equivalents at beginning of period...........         --       21,453        14,541        23,357
                                                             ---------      -------      --------      --------
Cash and cash equivalents at end of period.................  $  15,363      $27,496      $ 21,453      $ 14,541
                                                             =========      =======      ========      ========

SEE ACCOMPANYING NOTES.

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                            (DOLLARS IN THOUSANDS)

                                                                 RETAINED    ACCUMULATED
                                                    CAPITAL IN   EARNINGS       OTHER         TOTAL
                                             COMMON EXCESS OF  (ACCUMULATED COMPREHENSIVE SHAREHOLDER'S
                                             STOCK     PAR       DEFICIT)      INCOME        EQUITY
                                             ------ ---------- ------------ ------------- -------------
PREDECESSOR:
Balance at December 31, 1998................ $1,000  $124,033    $(11,396)      $ --        $113,637
Net loss....................................     --        --     (33,363)        --         (33,363)
Adjustment to capital in excess of par......     --      (373)         --         --            (373)
                                             ------  --------    --------       ----        --------
Balance at December 31, 1999................  1,000   123,660     (44,759)        --          79,901
Net loss....................................     --        --     (22,406)        --         (22,406)
                                             ------  --------    --------       ----        --------
Balance at December 31, 2000................  1,000   123,660     (67,165)        --          57,495
Net loss for the period from January 1, 2001
  to April 24, 2001.........................     --        --      (4,893)        --          (4,893)
                                             ------  --------    --------       ----        --------
Balance at April 24, 2001................... $1,000  $123,660    $(72,058)      $ --        $ 52,602
                                             ======  ========    ========       ====        ========
SUCCESSOR:
Issuance of common stock to acquire RIH..... $   --  $ 42,500    $     --       $ --        $ 42,500
Stock options granted to employees and
  consultants...............................     --       379          --         --             379
Net income from April 25, 2001 to
  December 31, 2001.........................     --        --       7,737         --           7,737
Increase in fair value of hedges............     --        --          --        151             151

                                                                                            --------
Comprehensive income........................     --        --          --         --           7,888
                                             ------  --------    --------       ----        --------
Balance at December 31, 2001................ $   --  $ 42,879    $  7,737       $151        $ 50,767
                                             ======  ========    ========       ====        ========




SEE ACCOMPANYING NOTES.

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

1.   BASIS OF PRESENTATION AND CONSOLIDATION

      Colony RIH Holdings, Inc., a Delaware corporation ("CRH"), owns 100% of the outstanding common stock of Colony RIH Acquisitions, Inc. ("CRA"), a Delaware corporation ("CRA", the "Company", or the "Successor"). RIHC, through its wholly owned subsidiary Resorts International Hotel, Inc., a New Jersey corporation ("RIH", or the "Predecessor"), owns and operates Resorts Atlantic City, a casino/hotel located in Atlantic City, NJ. Colony RIH Acquisitions, Inc. and Resorts International Hotels, Inc. are referred to collectively as "The Companies". Subsequent to year-end, CRA changed its name to Resorts International Hotel and Casino, Inc. ("RIHC").

      CRH was formed at the direction of Colony Investors IV, L.P. ("Colony IV"), a Delaware limited partnership, under the laws of the State of Delaware on March 7, 2001. RIHC was formed at the direction of Colony IV on October 24, 2000.

      RIHC, Sun International North America, Inc., a Delaware corporation ("SINA"), and GGRI, Inc., a Delaware corporation ("GGRI"), entered into a purchase agreement, dated October 30, 2000, as amended (the "Purchase Agreement"). Pursuant to the Purchase Agreement, RIHC acquired all of the capital stock of RIH, the Warehouse Assets (as defined in the Purchase Agreement) and all of the capital stock of New Pier Operating Company, Inc., a New Jersey corporation (collectively, the "Acquisition") on April 25, 2001 for approximately $144,800.

      The consolidated financial statements include the accounts of RIHC and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated. The Predecessor's financial statements include the accounts of RIH.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Allowances for doubtful accounts arising from casino, hotel and other services, which are based upon a specific review of certain outstanding receivables. In determining the amounts of the allowances, certain estimates and assumptions are made, and actual results may differ from those assumptions.

CASH EQUIVALENTS

      Short-term money market securities purchased with original maturities of three months or less are considered to be cash equivalents. The carrying value of cash equivalents approximates fair value due to the short-term maturity of these instruments.

INVENTORIES

      Inventories of provisions, supplies and spare parts are valued at the lower of cost (first-in, first-out) or market.

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PROPERTY AND EQUIPMENT

      Property and equipment are stated at cost and are depreciated over their estimated useful lives reported below using the straight-line method. Interest costs incurred during the construction period are capitalized in accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Costs."

Hotels and other buildings.................................. 35 - 40 years
Furniture, fixtures and equipment...........................   2 - 5 years

      The provisions of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets" requires, among other things, that an entity review its long-lived assets and certain intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

      As a result of SINA entering into the agreement to sell RIH (see Note 1) at a purchase price less than the carrying value of RIH's net assets, SINA recorded a loss of $229,200 in the fourth quarter of 2000 to reflect the write down of net assets held for sale. The Predecessor did not record an impairment charge because the Predecessor evaluated the recoverability of its long-lived assets on a standalone, held for use basis and the Predecessor's estimate of future undiscounted cash flows was in excess of its carrying value for long-lived assets.

GOODWILL

      Goodwill for the Predecessor was amortized on a straight-line basis over 40 years. Amortization of goodwill included in the accompanying statements of operations amounted to $836, $2,641 and $2,643 in the 2001 Predecessor period, 2000 and 1999, respectively.

INCOME TAXES

      Prior to the Acquisition discussed in Note 1, RIH's taxable income (loss) was included in the consolidated Federal income tax returns of SINA. Although RIH was a member of a consolidated group for Federal income tax purposes, RIH calculated its income tax provision on a separate return basis for financial reporting purposes. Certain indentures described in Note 9 provide for a tax sharing agreement between RIH and SINA which limited RIH's tax payments to SINA to reimbursements of cash payments made by SINA for income or alternative minimum taxes arising from the earnings or operations of RIH.

      RIHC follows the provisions of SFAS 109, "Accounting for Income Taxes". Accordingly, deferred tax assets and liabilities are calculated as the difference between the financial statement carrying amounts and tax bases of assets and liabilities. These differences are affected by the tax rate for the year in which they are expected to be recovered or settled. A valuation allowance is recognized, if necessary, to account for the likelihood that these differences will not be realized in the future. Note 12 further addresses the components of the deferred tax assets and liabilities.

REVENUE RECOGNITION

      Gaming revenue is recorded as the net win from gaming activities, which represents the difference between amounts wagered and amounts won by patrons. Revenues from hotel and related services and from theater ticket sales are recognized at the time the related service is performed.

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROMOTIONAL ALLOWANCES

      The retail value of hotel accommodations, food, beverage and other services provided to customers without charge is included in gross revenues and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in gaming costs and expenses as follows:

                           PERIOD FROM      PERIOD FROM
                        APRIL 25, 2001 TO JANUARY 1, 2001
                          DECEMBER 31,     TO APRIL 24,     YEAR ENDED DECEMBER 31,
                              2001             2001           2000          1999
                        ----------------- --------------- ------------- -------------
                           (SUCCESSOR)     (PREDECESSOR)  (PREDECESSOR) (PREDECESSOR)
Rooms..................      $ 6,646          $2,760         $ 8,407       $ 5,536
Food and beverage......       11,224           4,823          15,502        14,634
Entertainment and other        2,099             941           3,181         6,704
                             -------          ------         -------       -------
                             $19,969          $8,524         $27,090       $26,874
                             =======          ======         =======       =======

PRE-OPENING EXPENSES

      In the first quarter of 1999, RIH adopted Statement of Position 98-5, which states that all pre-opening expenses will be charged to expense as they are incurred. RIH incurred $5,398 in pre-opening expenses related to the opening of the renovated casino during 1999.

STOCK BASED COMPENSATION

      The Companies have elected to follow Accounting Principles Board Number 25, "Accounting For Stock Issued to Employees", and related interpretations in accounting for employee stock options. The effect of applying the fair value method proscribed by Financial Accounting Standards Board Statement Number 123 would result in net income that is not materially different from the amount reported in the accompanying statement of operations. Pro forma results of operations may not be representative of the effects on pro forma results of operations for future periods.

      Equity instruments issued to non-employees in exchange for goods or services are accounted for using the fair value method and expense is recorded based on the value determined.

DERIVATIVES

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"). The Companies adopted SFAS 133 on January 1, 2001. The adoption of SFAS 133 did not have a material effect on earnings or the financial position of RIH.

      On the date a derivative instrument is entered into, the Company designates the derivative as (i) a fair value hedge, (ii) a cash flow hedge, or
(iii) a risk management instrument not eligible for hedge accounting. The Company recognizes all derivatives on the balance sheet at fair value. All derivatives in which the Company was engaged as of December 31, 2001 were classified as hedges for financial accounting purposes; accordingly, the fair value of the hedge is reported as a direct component of other comprehensive income.

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      RIHC uses interest rate collar agreements to manage its exposure to fluctuations in interest rates on its variable rate debt. At December 31, 2001, the Company had two interest rate collar agreements outstanding with an aggregate notional principal amount of $26,966, related weighted average maximum and minimum rates of 5.5% and 2.69%, respectively, and a termination date of November 13, 2004 and December 12, 2004. The aggregate unrealized net gain for such interest rate collar agreements was $151 for the period ended December 31, 2001 and is reported as a component of prepaid expenses and other current assets on the consolidated balance sheet.

RECLASSIFICATIONS

      Certain amounts in the prior period financial statements have been reclassified to conform to their current period presentation.

NEW ACCOUNTING PRONOUNCEMENTS

      In the first quarter of 2001, the Emerging Issues Task Force ("EITF") reached a consensus on certain issues in EITF 00-22 "Accounting for Points and Certain Other Time-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future." EITF 00-22 requires that volume based cash rebates or refunds be shown as a reduction of revenues effective for quarters ending after February 15, 2001. RIH adopted the consensus provisions of EITF 00-22 in the first quarter of 2001. To be consistent with the 2001 presentation, approximately $11,568 and $10,257 of cash rebates and refunds, previously shown as casino expenses, were reclassified as a reduction of casino revenues for the year ended December 31, 2000 and 1999, respectively.

3.  ACQUISITION

      RIHC, SINA, and GGRI entered into the Purchase Agreement on October 30, 2000. Pursuant to the Purchase Agreement, RIHC acquired all of the capital stock of RIH, the Warehouse Assets (as defined in the Purchase Agreement) and all of the capital stock of New Pier Operating Company, Inc., a New Jersey corporation (collectively, the "Acquisition") on April 25, 2001 for approximately $144,800.

      The Acquisition has been accounted for using the purchase method, and accordingly, the aggregate purchase price, including transaction fees and expenses, has been allocated based on the estimated fair value of the assets acquired and liabilities assumed. As a result, the consolidated financial statements for the period subsequent to the Acquisition are presented on a different basis of accounting than those for the periods prior to the Acquisition and, therefore, are not directly comparable.

      CRH financed the Acquisition and paid related fees and expenses with: (i) proceeds of $42.5 million from the issuance of common stock, (ii) a $17.5 million note issued by CRH to SINA (the "Seller Note"), (iii) borrowings by RIHC, guaranteed by CRH under a $90 million credit agreement (the "Credit Facility") and (iv) RIH's available cash.

      Prior to the Acquisition, RIHC conducted no business other than in connection with the Purchase Agreement and the Credit Facility.

      In connection with the Acquisition for approximately $144,800, RIHC acquired assets with a fair value of $173,900 and assumed liabilities of $29,100.

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

3.  ACQUISITION (CONTINUED)

      The pro forma unaudited results of operations for the year ended December 31, 2001 and December 31, 2000, assuming consummation of the Acquisition and issuance of RIHC's common stock, Seller Note and Credit Facility as of the beginning of the periods presented are as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                               2001        2000
                                                              --------    --------
Total net revenues.......................................... $243,428    $246,395
Net income.................................................. $  8,616    $  3,085

4.  RECEIVABLES

      Components of receivables were as follows at December 31:

                                                                2001         2000
                                                             ----------- -------------
                                                             (SUCCESSOR) (PREDECESSOR)
Gaming......................................................   $ 9,013      $ 9,787
Less: allowance for doubtful accounts.......................    (3,793)      (2,892)
                                                               -------      -------
                                                                 5,220        6,895
Non-gaming:
   Hotel and related........................................       398          379
   Other....................................................     2,756        1,902
                                                               -------      -------
                                                                 3,154        2,281
Less: allowance for doubtful accounts.......................      (101)         (34)
                                                               -------      -------
                                                                 3,053        2,247
                                                               -------      -------
Receivables, net............................................   $ 8,273      $ 9,142
                                                               =======      =======

5.  PROPERTY AND EQUIPMENT

      Components of property and equipment were as follows at December 31:

                                                                2001         2000
                                                             ----------- -------------
                                                             (SUCCESSOR) (PREDECESSOR)
Land and land rights........................................  $ 36,886     $ 83,147
Land improvements...........................................        --        1,028
Hotels and other buildings..................................    71,829      170,821
Furniture, fixtures and equipment...........................    12,800       42,008
Construction in progress....................................     9,090        1,478
                                                              --------     --------
                                                               130,605      298,482
Less-accumulated depreciation...............................    (4,466)     (40,704)
                                                              --------     --------
Net property and equipment..................................  $126,139     $257,778
                                                              ========     ========

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

6.  DEFERRED CHARGES AND OTHER ASSETS

      Components of deferred charges and other assets were as follows at December 31:

                                                                2001         2000
                                                             ----------- -------------
                                                             (SUCCESSOR) (PREDECESSOR)
  CRDA deposits, bonds and other investments, net...........   $18,535      $18,413
  Debt issuance costs, net..................................     2,471        4,677
  Other.....................................................     1,485          477
                                                               -------      -------
                                                               $22,491      $23,567
                                                               =======      =======

      The New Jersey Casino Control Act, as amended, requires RIH to purchase bonds issued by the Casino Reinvestment Development Authority (CRDA) or make other investments authorized by the CRDA, in an amount equal to 1.25% of RIH's gross gaming revenue, as defined.

      The CRDA bonds have interest rates ranging from 3.5% to 7.0% and have repayment terms of between 20 and 50 years. The Companies record charges to expense to reflect the below-market interest rate payable on the bonds it may have to purchase to fulfill its investment obligation at the date the obligation arises. The charges for the period from April 25, 2001 to December 31, 2001, the period from January 1, 2001 to April 24, 2001, and for the years ended December 31, 2000 and 1999 for discounts on obligations arising in those years were $660, $287, $816 and $601, respectively. The discount on CRDA bonds purchased is amortized to interest income over the life of the bonds using the effective interest method.

      From time to time RIH has donated certain funds it has had on deposit with the CRDA in return for either relief from its obligation to purchase CRDA bonds or credits against future CRDA deposits. At December 31, 2001, RIH owned $4,967 face value of bonds issued by the CRDA and had $21,808 on deposit with the CRDA.

      Debt issuance costs consist of amounts incurred in connection with obtaining long-term debt. The costs are amortized over the contractual life of the loan and amortization is included in interest expense.

7.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

      Components of accrued expenses and other current liabilities were as follows at December 31:

                                                                2001         2000
                                                             ----------- -------------
                                                             (SUCCESSOR) (PREDECESSOR)
  Insurance and related costs...............................   $ 1,715      $ 1,339
  Payroll...................................................     8,099        7,548
  Unredeemed chip liability.................................     1,136        1,170
  Due to affiliates.........................................         -        7,893
  Other.....................................................    10,324        8,798
                                                               -------      -------
                                                               $21,274      $26,748
                                                               =======      =======

8.  NOTES PAYABLE TO AFFILIATES

      In conjunction with the acquisition, CRH issued a $17.5 million note to SINA (the "Seller Note"). The Seller Note is subordinate to the term loans and has a 7-year term. The loan bears interest at 12.5% per annum of which 6.25% is payable in cash and 6.25% is payable in kind. There is no amortization of principal on this loan.

                  RESORT INTERNATIONAL HOTEL AND CASINO, INC.

Principal is due in full on April 25, 2008. In conjunction with the acquisition, CRA issued a note to RIHC with terms that mirror the Seller Note.

      In February 1999, SIHL and SINA (the "Issuers") issued $200,000 principal amount of 9% Senior Subordinated Notes due 2007 (the "Senior Notes") which, after costs, resulted in net proceeds of approximately $194,000. These proceeds were loaned to the Predecessor in exchange for a $200,000 promissory note (the "Predecessor Note") with terms that mirror the terms of the Senior Notes, and the Predecessor's guarantee of the Senior Notes. The outstanding balance on the Predecessor Notes was $199,337 at December 31, 2000. Interest on both the Senior Notes and the Predecessor Note was payable on March 15 and September 15 in each year. These payments commenced September 15, 1997 with an interest payment of $9,550. The Predecessor Notes were repaid as a part of the Acquisition (see Note 1).

9.  LONG-TERM DEBT

      Long-term debt is summarized as follows at December 31:

                                                                2001         2000
                                                             ----------- -------------
                                                             (SUCCESSOR) (PREDECESSOR)
  Revolving credit facility.................................   $ 4,000      $    --
  Term loans................................................    74,700           --
  Other notes payable.......................................     2,013          581
  Other financing...........................................        --       79,000
                                                               -------      -------
                                                                80,713       79,581
  Less: current portion.....................................    10,229          581
                                                               -------      -------
                                                               $70,484      $79,000
                                                               =======      =======

      In conjunction with the Acquisition, RIHC borrowed $82,000 under an Amended and Restated Credit Agreement, dated April 25, 2001, from the lenders named therein (the "Credit Facility"). The Credit Facility is comprised of $80,000 in term loans (Term Loan A for $25,000 and Term Loan B for $55,000) and a $10,000 revolving credit facility. The loans under the Credit Facility are secured by substantially all of the assets of CRH, RIHC and RIH and all of the capital stock of RIHC and RIH. The revolving credit facility will mature on April 25, 2006, Term Loan A will mature on the last business day of December 2005, and Term Loan B will mature on the last business day of March 2007. The principal payments of the Term Loans are being paid on a quarterly basis, which commenced on June 29, 2001. Interest on borrowings outstanding shall be either at LIBOR or an alternative base rate, plus an applicable margin in each case. In the future the applicable margins may be changed, based on RIHC's leverage ratio, as defined in the credit agreement. As of December 31, 2001, the Company had $20,000 outstanding on Term Loan A, and $54,700 outstanding on Term Loan B, and $4,000 outstanding on the Revolving Credit Facility.

      The Credit Facility and Seller Note contain a number of covenants that, among other things, restrict the ability of CRH, RIHC, and their subsidiaries, to incur additional indebtedness, create liens on assets, dispose of assets, make investments, loans, or advances, engage in mergers or consolidations, pay dividends, engage in certain transactions with affiliates, change their respective line of business and otherwise restrict certain corporate activities. In addition, under the Credit Facility, RIHC, and its subsidiaries, are required to maintain specified financial ratios, satisfy specified financial tests, including interest coverage and leverage tests, and are limited on capital expenditures. The Credit Facility contains events of default customary for facilities of this nature. At December 31, 2001, the Company and its subsidiaries were in compliance with all financial covenants.

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

      On August 17, 2001, the Company financed the purchase of $2,100 of gaming equipment. The agreement is for three years with monthly payments of principal and interest with an annual interest rate equal to LIBOR plus 3.25%. As of December 31, 2001, the outstanding balance was $1,795.

      During August 1999, SIHL entered into a term credit facility (the "SIHL Facility") with a syndicate of banks led by The Bank of Nova Scotia and Societe General under which RIH is a borrower along with SIHL and Sun International Bahamas Limited, a wholly owned subsidiary of SIHL. Through December 31, 2000, funds borrowed on the SIHL Facility by RIH amounted to $79,000. Funds borrowed on the facility were repaid at the Acquisition (see Note 1) and RIH is no longer a party to the SIHL Facility.

      Due to the interest rates and terms thereof, the carrying values of the Company's long-term debt approximates their fair values as of December 31, 2001 and 2000.

10.  RELATED PARTY TRANSACTIONS

      The Predecessor recorded the following expenses from SINA and its other subsidiaries for the following periods:

                                                                                YEAR ENDED
                                                                               DECEMBER 31,
                                                                               2000    1999
                                                                              ------- -------
Expenses:
   Interest and amortization of discounts on notes payable to SINA........... $18,075 $16,598
   Interest and amortization of premiums on notes payable to other affiliate.      --     393
   Management fee............................................................   6,573   8,093
   Marketing services........................................................   1,210   1,690
   Amortization of debt issuance costs.......................................     531     390
   Property rentals from SINA................................................     244     325
   Billboard rental from affiliate...........................................      38      50
                                                                              ------- -------
                                                                              $26,671 $27,539
                                                                              ======= =======

      SINA charged RIH a management fee of three percent of gross revenues for administrative and other services. In addition to the management fee, charges for insurance costs were allocated to RIH based on relative amounts of operating revenue, payroll, property value, or other appropriate measures. The management fee and other charges were discontinued as of October 1, 2000 in connection with the Purchase Agreement discussed in Note 1.

      In connection with the Acquisition discussed in Note 1, RIH was not liable for payment of related party balances, including borrowings from SIHL or SINA.

      During the period from April 25, 2001 to December 31, 2001, the Company paid approximately $320 for fees and expenses incurred by affiliates of Colony Capital, our principal stockholder, and our directors.

11.   RETIREMENT PLANS

      RIH has a defined contribution plan in which substantially all non-union employees are eligible to participate. Employees of certain other affiliated companies are also eligible to participate in this plan. Contributions are made to the plan based on a percentage of eligible employee contributions. Contribution

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

11.   RETIREMENT PLANS (CONTINUED)

expense for this plan was $436, $209, $665 and $676 for the period from April 25, 2001 to December 31, 2001, the period from January 1, 2001 to April 24, 2001, and for the years ended December 31, 2000 and 1999, respectively.

      Union employees are covered by various multi-employer pension plans to which contributions are made by RIH and other unrelated employers. RIH's pension expense for these plans was $1,009, $437, $1,192 and $1,216 for the period from April 25, 2001 to December 31, 2001, the period from January 1, 2001 to April 24, 2001, and for the years ended December 31, 2000 and 1999, respectively.

12.   INCOME TAXES

      Income tax expense is comprised of the following for the period from April 25, 2001 to December 31, 2001:

                                                             (SUCCESSOR)
Current :
   Federal..................................................   $5,830
   State....................................................       --
                                                               ------
                                                                5,830
Deferred:
   Federal..................................................     (784)
   State....................................................       --
                                                               ------
                                                                 (784)
                                                               ------
                                                               $5,046
                                                               ======

      The components of the deferred tax liabilities were as follows at December 31:

                                                                2001         2000
                                                             ----------- -------------
                                                             (SUCCESSOR) (PREDECESSOR)
Deferred tax liabilities:
   Basis differences on property and equipment..............   $(1,730)    $(44,300)
   Other....................................................        --       (1,500)
                                                               -------     --------
       Total deferred tax liabilities.......................    (1,730)     (45,800)
Deferred tax assets:
   NOL carryforwards........................................     5,302       86,800
   Book reserves not yet deductible for tax.................     1,812       11,900
   Tax credit carryforwards.................................        --          800
   Other....................................................     1,289        6,900
                                                               -------     --------
       Total deferred tax assets............................     8,403      106,400
   Valuation allowance for deferred tax assets..............    (5,498)     (96,057)
                                                               -------     --------
   Deferred tax assets, net of valuation allowance..........     2,905       10,343
                                                               -------     --------
Net deferred tax assets (liabilities).......................   $ 1,175     $(35,457)
                                                               =======     ========

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

12.   INCOME TAXES (CONTINUED)

      The effective income tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                                               PERIOD FROM     PERIOD FROM
                                             APRIL 25, 2001  JANUARY 1, 2001
                                             TO DECEMBER 31,  TO APRIL 24,     YEAR ENDED DECEMBER 31,
                                                  2001            2001           2000          1999
                                             --------------- --------------- ------------- -------------
                                               (SUCCESSOR)    (PREDECESSOR)  (PREDECESSOR) (PREDECESSOR)
Statutory Federal income tax rate...........      35.0%            35.0%          35.0%         35.0%
Non-deductible items and other miscellaneous
  matters...................................       4.5%           (25.6)%        (28.0%)       (32.2%)
Nondeductible provisions and expenses.......        --             (9.4)%         (7.0%)        (2.8%)
                                                  ----            -----          -----         -----
Effective tax rate..........................      39.5%             0.0%           0.0%          0.0%
                                                  ====            =====          =====         =====

      At December 31, 2001, the Company has a state net operating loss carryforward of approximately $90,500. The carryforward will expire as follows:
2004, $27,200; 2005, $2,400; 2006, $40,200; and 2007, $20,700. The Company has
reported a full valuation allowance against the carryforward because it does not expect to realize the tax benefit.

13.   COMMON STOCK AND STOCK BASED COMPENSATION

      In connection with the acquisition discussed in Note 3, CRH established the 2001 Omnibus Stock Incentive Plan (the "Plan"). Awards denominated or payable in shares or options to purchase shares of CRH's common stock may be granted to officers and other key employees and consultants of CRH and its subsidiaries. The Plan permits the granting of up to 2,131 shares of Class A Common Stock and 43,122 shares of Class B Common Stock. The Board of Directors has sole discretion concerning administration of the Plan, including the determination of award goals, individuals to receive awards, types of awards, the terms and conditions of the awards, and the time at which awards will be granted. The Board of Directors may terminate the Plan at any time.

      The exercise price for awards issued under the Plan is determined by the Board of Directors and is generally equal to the fair market value of the underlying common stock at the date of the grant. During the period from April 25, 2001 to December 31, 2001, the Company granted 1,789 options to purchase Class A common shares and 36,204 options to purchase Class B common shares. All of the Class A options were granted with an exercise price of $.0475 per share and all of the Class B common shares were granted with an exercise price of $100.00 per share. These exercise prices were determined to be the fair market value of the common stock on the date of grant.

      Of the options granted during the period ended December 31, 2001, 555 options to purchase Class A common shares and 11,188 options to purchase Class B common shares were granted to an independent contractor and were immediately vested as a part of the closing of the Acquisition. The fair value of these options was approximately $291 on the Acquisition date, and this amount has been recorded as a part of the cost of the Acquisition.

      An additional 550 options to purchase Class A common shares and 11,180 options to purchase Class B common shares were also issued to an independent contractor on the Acquisition date. A portion of these options (275 Class A and 5,590 Class B) vest in equal installments (55 Class A and 1,118 Class B) from April 2002 to April 2006, and a portion of these options (275 Class A and 5,590 Class B) vest upon the Company meeting specified performance targets. All of these options may be put back to the Company or called by the Company in

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

certain circumstances as defined in the agreement; accordingly, for financial accounting purposes, these awards are re-measured at the end of each reporting period using the fair value method and changes in fair value are recorded as compensation expense until the options are exercised.

      The remaining Class A options (684) and Class B options (13,836) were granted to employees during the period. These options vest only if the Company meets specified annual performance targets. The Company met the financial targets for the period ended December 31, 2001; accordingly, 135 Class A options and 2,767 Class B options became vested on that date. All of these options may be called by the Company in certain circumstances as defined in the agreement. For financial accounting purposes, these awards are re-measured at the end of each reporting period using the intrinsic value method and changes in intrinsic value are recorded as compensation expense at the end of each reporting period until the options are exercised.

      Compensation expense recognized on all stock option awards for the period from April 25, 2001 to December 31, 2001 was approximately $88.

14.   SUPPLEMENTAL CASH FLOW INFORMATION

      Supplemental cash flow disclosures were as follows:

                                                       PERIOD FROM      PERIOD FROM
                                                    APRIL 25, 2001 TO JANUARY 1, 2001
                                                      DECEMBER 31,     TO APRIL 24,     YEAR ENDED DECEMBER 31,
                                                          2001             2001           2000          1999
                                                    ----------------- --------------- ------------- -------------
                                                       (SUCCESSOR)     (PREDECESSOR)  (PREDECESSOR) (PREDECESSOR)
Non-cash investment and financing transactions:
Adjustment to capital in excess of par.............      $    --           $ --          $   --        $  373
Refinancing of obligations under capital leases....      $    --           $ --          $   --        $1,444
Property and equipment acquired under capital lease
  obligations......................................      $   299           $ --          $1,417        $  814
Note payable issued in connection with Acquisitions      $17,500           $ --          $   --        $   --

15.   COMMITMENTS AND CONTINGENCIES

LITIGATION

      The Companies are a defendant in certain litigation. In the opinion of management, based upon advice of counsel, the aggregate liability, if any, arising from such litigation will not have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

LICENSE RENEWAL

      On January 19, 2000, the New Jersey Casino Control Commission (the "CCC") renewed RIH's license to operate its casino hotel complex in Atlantic City. A casino license is not transferable, and must be renewed every four years by filing an application, which must be acted upon by the CCC no later than 30 days prior to the expiration of the license there in force.

                 RESORTS INTERNATIONAL HOTEL AND CASINO, INC.

15.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

COMMITMENTS

      The Company leases land, office space and certain equipment under noncancelable operating lease arrangements. These leases expire in various years. Rent expense under these lease agreements for the period from April 25, 2001 to December 31, 2001, the period from January 1, 2001 to April 24, 2001, and for the years ended December 31, 2000, and 1999 was approximately $3,100, $433, $1,400 and $975, respectively. Future minimum lease payments under noncancelable operating leases consist of the following at December 31, 2001:

2002........................................................ $ 3,809
2003........................................................   2,409
2004........................................................   2,088
2005........................................................   2,088
2006 and thereafter.........................................  24,872
                                                             -------
Total....................................................... $35,266
                                                             =======

16.  SUBSEQUENT EVENT

      On March 22, 2002, RIHC sold $180,000 aggregate principal amount of
11 1/2% First Mortgage Notes at a price of 97.686% yielding $175,800. Interest on the First Mortgage Notes is payable on March 15th and September 15th of each year. The First Mortgage Notes are due in March 2009. The proceeds from the First Mortgage Notes were used to repay amounts outstanding under the Credit Facility (see Note 9) and the Seller Note (see Note 8) and will be used to finance the cost to develop, construct, and equip a new hotel tower.

      On March 22, 2002, CRH issued 17,295 shares of class A common stock at a cash price of $0.0475 and 349,992 shares of class B common stock at a price of $100 to our existing shareholders for a total price of approximately $35.0 million. Of this amount, $10.0 million has been deposited in a liquidity disbursement account to be used for working capital in the event RIHC's Adjusted Consolidated EBITDA for any four fiscal quarter period ending on or prior to December 31, 2004 is less than $28.0 million.

      On March 22, 2002, in conjunction with repayment of the Credit Facility, CRH terminated its two outstanding interest rate collar agreements (see Note 2).

      RIHC has no independent assets or operations and owns 100 percent of RIH and New Pier Operating Company, Inc. RIH and New Pier Operating Company, Inc. guarantee the First Mortgage Notes pursuant to the terms of the Indenture. The guarantees are full and unconditional and joint and several. New Pier Operating Company owns certain land and has no operating activities. There are no significant restrictions on the ability of RIHC to obtain funds from the guarantors by dividend or by loan.

                                  SCHEDULE II
                       RESORTS INTERNATIONAL HOTEL, INC.
                       VALUATION AND QUALIFYING ACCOUNTS
                                (IN THOUSANDS)

                                                           CHARGED
                                                BALANCE AT TO COSTS    OTHER       BALANCE
                                                BEGINNING    AND      CHANGES     AT END OF
                                                OF PERIOD  EXPENSES (DEDUCTIONS)   PERIOD
                                                ---------- -------- ------------  ---------
PREDECESSOR:
Year ended December 31, 1999
   Allowances for doubtful accounts............  $ 2,402    $1,465    $(1,251)(a)  $ 2,616
   Valuation allowance for CRDA investments....  $12,725    $  601    $(3,349)(b)  $ 9,977

Year ended December 31, 2000
   Allowances for doubtful accounts............  $ 2,616    $1,160    $  (850)(a)  $ 2,926
   Valuation allowance for CRDA investments....  $ 9,977    $  816    $   (13)     $10,780

Period from January 1, 2001 to April 24, 2001
   Allowances for doubtful accounts............  $ 2,926    $  517    $     4      $ 3,447
   Valuation allowance for CRDA investments....  $10,780    $  287    $    (7)     $11,060
SUCCESSOR:
Period from April 25, 2001 to December 31, 2001
   Allowances for doubtful accounts............  $ 3,447    $1,038    $  (591)(a)  $ 3,894
   Valuation allowance for CRDA investments....  $11,060    $  660    $(1,827)(c)  $ 9,893

--------
(a)Write-off uncollectible amounts.
(b)Includes the write-off of $3,336 of Vermont Plaza Bonds.
(c)Includes the write-off of $991 of CRDA Convention Center Hotel Bonds.

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--------------------------------------------------------------------------------

                                 $180,000,000


                                     [LOGO]
                             RESORTS INTERNATIONAL
                            HOTEL AND CASINO, INC.

                     11 1/2% FIRST MORTGAGE NOTES DUE 2009

                            ----------------------

                                  PROSPECTUS

                            ----------------------


                                 JUNE 3, 2002

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